As filed with the Securities and Exchange Commission on April 24, 2012

Registration No. 333-178790

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 6 to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EDGEN GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	5051	38-3860801
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

18444 Highland Road

Baton Rouge, Louisiana 70809

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Daniel J. O’Leary

Chairman, President and Chief Executive Officer

18444 Highland Road

Baton Rouge, Louisiana 70809

(225) 756-9868

(Name, address including zip code, and telephone number, including area code, of agent for service)

With copies to:

Carmen J. Romano, Esq. Eric S. Siegel, Esq. Dechert LLP Cira Centre 2929 Arch Street Philadelphia, Pennsylvania 19104 (215) 994-4000	Marc D. Jaffe, Esq. William N. Finnegan IV, Esq. Divakar Gupta, Esq. Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities described herein until the registration statement related to such securities filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell the securities described herein and we are not soliciting an offer to buy such securities in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 24, 2012

PRELIMINARY PROSPECTUS

15,000,000 Shares

Class A Common Stock

This is the initial public offering of the Class A common stock of Edgen Group Inc. We are offering 15,000,000 shares of Class A common stock. We expect the initial public offering price to be between $14 and $16 per share.

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to one vote per share and will have no economic rights. Outstanding shares of Class B common stock will represent approximately 58% of the voting power of our outstanding capital stock following this offering, all of which will be held by entities controlled by affiliates of Jefferies Capital Partners.

Prior to this offering, there has been no public market for our Class A common stock. We have been authorized to list our Class A common stock on the New York Stock Exchange under the symbol “EDG.”

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 26 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body or commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Edgen Group Inc. (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 2,250,000 shares of Class A common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.

The underwriters expect to deliver the shares on or about                     , 2012.

Jefferies	Morgan Stanley	Citigroup

Stephens Inc.	Tudor, Pickering, Holt & Co.	BB&T Capital Markets	HSBC

                    , 2012

SPECIALTY PRODUCTS SUPPLY FOR GLOBAL ENERGY & INFRASTRUCTURE APPLICATIONS

UPSTREAM
MIDSTREAM
DOWNSTREAM
POWER
NUCLEAR
CIVIL
MINING

EDGEN GROUP

edgengroup.com

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ABOUT THIS PROSPECTUS

All information in this prospectus assumes that the underwriters do not exercise their 30-day option to purchase additional shares of Class A common stock from us, unless otherwise indicated.

You should rely only on the information contained in this prospectus, including any free writing prospectus prepared by or on behalf of us. Neither we nor the underwriters have authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus may only be used where it is legal to sell the securities described herein. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. You should not, under any circumstances, construe the delivery of this prospectus or any sale made hereunder to imply that the information in this prospectus is correct as of any date subsequent to the date on the front cover of this prospectus.

For investors outside the U.S.: Neither we, nor any of the underwriters, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the U.S.

SPECIAL NOTE REGARDING INDUSTRY AND MARKET DATA

This prospectus contains estimates regarding market data which are based on our internal estimates, independent industry publications, reports by market research firms and/or other published independent sources. In each case, we believe and act as if those estimates are accurate, reasonable and reliable but have not independently verified the accuracy of any such third party information. However, market data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market data.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should read carefully the following summary together with the rest of this prospectus, including the consolidated financial statements of our predecessor Edgen Murray II, L.P., or EM II LP, and of Bourland & Leverich Holdings LLC, or B&L, and the combined financial statements of B&L’s predecessor, Bourland & Leverich Holding Company, or B&L Predecessor, and related notes to those statements, our unaudited pro forma condensed combined financial information and related notes and the section entitled “Risk Factors.” Some of the statements in the following summary are forward-looking statements. See “Special Note Regarding Forward-looking Statements.”

Edgen Group Inc., or Edgen Group, was incorporated in December 2011. Prior to the completion of this offering, Edgen Group will become the holding company for our operating subsidiaries, including the businesses of EM II LP and B&L, in a transaction we refer to as the Reorganization and, as our new parent holding company, will serve as the issuer in this offering. See “The Reorganization.” We expect that the Reorganization and, in particular, the integration of B&L’s business into our business, will significantly increase our size and materially change our operations. As a result, except in circumstances where the context indicates otherwise, we have described our business throughout this prospectus assuming that the Reorganization, including the integration of B&L’s business into our existing business, has already occurred.

Unless we state otherwise, “the Company,” “we,” “us,” “our” and similar terms, refer to Edgen Group and, where appropriate, its direct and indirect wholly-owned subsidiaries, and assume and give effect to the Reorganization, including the integration of the businesses of EM II LP and B&L into our operations. Unless otherwise noted, when we present historical financial information in this prospectus, such financial information represents the consolidated financial statements of our predecessor, EM II LP and its consolidated subsidiaries, as well as their predecessors, or B&L Predecessor and its consolidated subsidiaries, as well as their predecessors, as applicable. When we present financial information on a pro forma basis, such financial information assumes and gives effect to the Reorganization, among other things. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Our Company

We are a leading global distributor of specialty products to the energy sector, including steel pipe, valves, quenched and tempered and high yield heavy plate and related components. We primarily serve customers that operate in the upstream (conventional and unconventional oil and natural gas exploration, drilling and production of oil and natural gas in both onshore and offshore environments), midstream (gathering, processing, fractionation, which is the process by which the individual chemical components of oil and natural gas are separated from a single stream, transportation and storage of oil and natural gas) and downstream (refining and petrochemical applications) end-markets for oil and natural gas. We also serve power generation, civil construction and mining applications, which have a similar need for our technical expertise in specialized steel and specialty products. Based on communications with our customers, we believe customers in all of these end-markets increasingly demand the products we supply in the build-out and maintenance of infrastructure that is required when the extraction, handling and treatment of energy resources becomes more complex and technically challenging. We source and distribute from our global network of more than 800 suppliers steel components that we believe are of premium quality and are highly engineered. We have sales and distribution operations in 15 countries serving over 2,000 customers who rely on our supplier relationships, procurement ability, stocking and logistical support for the timely provision around the world of the products we supply. For the years ended December 31, 2011 and 2010, we achieved pro forma sales of $1.7 billion and $1.3 billion, pro forma net income of $2.1 million and pro forma net loss of $71.8 million and pro forma earnings before interest, taxes, depreciation and amortization, or EBITDA, of $123.3 million and $22.6 million, respectively. For the years ended December 31, 2011, 2010 and 2009 our predecessor’s sales were $911.6 million, $627.7 million and $773.3 million, respectively, and our predecessor’s net loss was $24.5 million, $98.3 million and $20.9 million, respectively. For a reconciliation of our net income to our non-GAAP measure of EBITDA, please see “Summary Historical Consolidated and Unaudited Pro Forma Condensed Combined Financial Information.”

Our Market

Our business is driven largely by global demand for energy, in particular by the levels of upstream, midstream and downstream oil and natural gas related activity, with over 93% of our pro forma sales during the year ended December 31, 2011 derived from customers operating within the energy sector. As demand increases for energy, our customers typically increase their capital spending on infrastructure, which results in increased demand for the specialty products we supply. We believe that capital expenditures in our end-markets have substantially increased based on our observation of significant drilling activity in unconventional resources such as oil sands and oil and natural gas shales, new onshore and offshore drilling rig construction, maintenance and expansion of oil and natural gas gathering and transmission networks and continued investment in maintenance and construction of downstream facilities, including refineries. We believe the following factors in particular will continue to support spending in the end-markets we serve, and, in turn, drive demand for the specialized steel products that we supply (although there can be no assurance that we will actually benefit from any of the following factors):

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Increasing global demand for energy. It is anticipated that global energy consumption will continue to increase and that additional oil and natural gas production will be required to meet this demand. Growth in global energy consumption is being driven, in part, by the continued development and industrialization of countries not part of the Organisation for Economic Co-operation and Development, or OECD. As a supplier of specialized products to companies across the global energy supply chain, we believe we will benefit from these demand trends, as we believe such trends will spur significant investment in energy infrastructure.

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Continued requirement for additional oil and natural gas drilling activity. The oil and natural gas industry is investing significantly in the development of previously underexploited resources of oil and natural gas to meet existing, and anticipated growth in, global demand for energy. In particular, the development of onshore unconventional resources, such as the U.S. shales, Canadian oil sands and Australian coalbed methane, or CBM, and global deepwater drilling activity in areas such as West Africa and offshore Brazil, have led to significant additional drilling activity. We believe that such activity will support increased demand for the products we supply and services we provide.

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Continued investment in oil and natural gas gathering and transmission capacity. Many of the world’s oil and natural gas-producing regions experiencing growth in drilling activity lack sufficient pipeline, processing, fractionation, treatment or storage infrastructure. We expect that as production from new oil and natural gas developments increases, additional investments in oil and natural gas gathering and transmission capacity will be required. At the same time, many existing transmission networks are aging, necessitating increased maintenance and repair. We believe that we will benefit from increased demand for many of the specialized components that are needed for the construction and maintenance of these transmission systems.

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Continued and expected increases in downstream refining activity. The continued industrialization of emerging economies such as those of China and India, as well as the recovery of the global economy, is expected to result in increased demand for refined petroleum and petrochemical products. This increased demand should in turn result in increasing downstream activity and investment, particularly in the refining sector. Because these refineries require the use of products that are designed to withstand extreme temperatures and pressures and corrosive conditions, we believe that anticipated future demand from this end-market will stimulate future demand for the specialized steel products that we supply.

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Growing global investment in power generation capacity. Substantial new electricity generation capacity will be required as developing economies experience rapid population growth and industrialization. Additionally, many developed economies continue to enact regulations that promote cleaner sources of energy and the retirement or refurbishment of older power generation capacity. This increased regulation tends to drive the construction of new power generation sources or capital expenditures to refurbish older power generation sources. We believe that the increased global demand for electricity and the focus on developing cleaner sources of energy will drive demand for the specialty products we supply.

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Increased focus on environmental and safety standards. Many of our key markets have been subject to increased regulation relating to environmental and safety issues. As a result, owners and operators of oil and natural gas extraction, processing and transmission infrastructure are facing stricter environmental and safety regulation as they manage and build infrastructure. Future environmental and safety compliance could require the use of more specialized products and higher rates of maintenance, repair and replacement to ensure the integrity of our customers’ facilities. We believe that such laws and regulations will drive greater spending on maintenance, repair and operations, or MRO, by our customers and increased demand for the specialty products we supply. Similarly, we believe heightened regulations, safety requirements and technical specifications in the civil construction and mining sectors will lead to higher project spending on products we supply to these end-markets.

Our Business

We are a distributor of our suppliers’ manufactured products and earn revenue from the sales of specialty steel products to our customers, though we do not, ourselves, manufacture any products. We believe we are an important link between our customers and suppliers because of our ability to match the needs of our customers with product offerings of our suppliers. Our customers often operate in remote geographical locations and severe environments that require materials capable of meeting exacting standards for temperature, pressure, corrosion and abrasion. We deliver value to our customers around the world by providing:

■	Access to a broad range of products from multiple supplier sources;

■	Coordination and quality control of logistics, staged delivery, fabrication and additional services;

■	Understanding of supplier pricing, capacity and deliveries;

■	Ability to provide the specialized product offerings of multiple suppliers to create complete material packages;

■	On-hand inventory of specialty products to reduce our customers’ need to maintain large stocks of replacement products; and

■	Capitalization necessary to manage multi-million dollar supply orders.

Many of the products we supply require specialized production to exacting technical and quality standards. We have established supply channels with a global network of suppliers to address our customers’ demands. As our suppliers increasingly focus on their core production competencies rather than on sales, marketing and logistics, we are able to deliver numerous benefits to our suppliers, including:

■	Active marketing of our suppliers’ product offerings to customers;

■	Knowledge of customer spending plans and material requirements;

■	Aggregation of numerous orders to create the critical volume required to make the production of a specific product economically viable;

■	Expertise and market knowledge to facilitate the development and sale of new products; and

■	Delivery of value-added services to end users, including coordination of logistics, fabrication and additional services.

We believe our customers and suppliers rely on distributors as a way to reduce costs while maintaining product quality and service levels. Furthermore, we believe that the proliferation of new technologies within the upstream, midstream and downstream end-markets of the energy industry and the increased specialization of products needed to build and implement these technologies will continue to drive demand for the products we supply and services we provide. We believe we are well suited to continue to benefit from specialization by suppliers and improved internal efficiencies implemented by end users.

Our customers include engineering, procurement and construction firms, equipment fabricators, multi-national and national integrated oil and natural gas companies, independent oil and natural gas exploration and production companies, onshore and offshore drilling contractors, oil and natural gas transmission and distribution companies, petrochemical companies, mining companies, oil sands developers, hydrocarbon, nuclear and renewable power generation companies, public utilities, civil construction contractors and municipal and transportation authorities. Our sales to these customers generally fall into the following three categories:

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Project. Project orders relate to our customers’ capital expenditures for various planned projects across the upstream, midstream and downstream end-markets of the energy sector, such as transmission infrastructure build-out and oil rig construction and refurbishment. For these orders, we serve as a provider of global inventory logistics, delivering high quality, technically specific products in accordance with our customers’ project timelines. For many customers, we stage material and manage simultaneous product deliveries to multiple site locations. These orders tend to involve larger volumes that are delivered over longer timeframes and can lead to future MRO business. In addition, projects are often divided into different phases, and the initial project orders can also lead to subsequent project orders. Project orders constituted 35% of our pro forma sales for the year ended December 31, 2011.

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Drilling Program. Drilling program orders relate to the delivery of surface casing and production tubulars for the onshore upstream market and require close consultation with our customers with regard to product specifications and delivery timing. Similar to our role in Project orders, we serve as an inventory logistics provider for our customers, delivering products in accordance with their drilling plans, often for multiple drilling rigs or site locations. We generally leverage our technical expertise to act as a liaison between customers and suppliers as they design new products that meet specific technical requirements. Drilling program orders constituted 46% of our pro forma sales for the year ended December 31, 2011.

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Maintenance, Repair and Operations Order Fulfillment. MRO orders typically relate to the replacement of existing products that have reached their service limits or are being replaced due to regulatory requirements. Replacement orders are influenced by both product design and regulatory requirements. These orders tend to be consistent in nature and can be driven by customer relationships developed by fulfillment of Project orders. Often, the fulfillment of these MRO orders is critical to our customers’ ongoing operations, and the prompt receipt of the required component is of significant value to them. We maintain an inventory of specialty products in order to provide timely delivery of these products from our stocking locations around the world. Fulfillment of MRO orders constituted 19% of our pro forma sales for the year ended December 31, 2011.

Our Operating Segments

After the Reorganization and this offering, we will supply specialty products through two operating segments:

Energy and Infrastructure Products, or E&I. The E&I Segment serves customers in the Americas, Europe/Middle East/Africa, or EMEA, and Asia Pacific, or APAC, regions, distributing pipe, plate, valves and related components to upstream, midstream, downstream and select power generation, civil construction and mining customers across more than 35 global locations. This operating segment provides project and MRO order fulfillment capabilities from stocking locations throughout the world. For the year ended December 31, 2011, our E&I Segment represented 54% of our pro forma sales and 48% of our pro forma EBITDA. Our E&I Segment is branded under the “Edgen Murray” name.

Oil Country Tubular Goods, or OCTG. The OCTG Segment is a leading provider of oil country tubular goods to the upstream conventional and unconventional onshore drilling markets in the U.S. We deliver products through nine customer sales and service locations, including our Pampa, Texas operating center, and over 50 third-party owned distribution facilities. For the year ended December 31, 2011, our OCTG Segment represented 46% of our pro forma sales and 52% of our pro forma EBITDA. Our OCTG Segment is branded under the “Bourland & Leverich” name.

Our Competitive Strengths

We consider the following to be our principal competitive strengths:

Broad Scale with Global Distribution Capabilities. As one of the largest global purchasers of specialty steel products for the energy infrastructure market, we use our scale to aggregate demand for the benefit of both our customers and our suppliers. We are able to secure from time to time volume pricing and production priority from our suppliers, often for specialty products for which no individual customer has enough demand to justify a timely production run, and thereby meet the specific product and delivery needs of our customers. In addition, we locate our global distribution facilities in close proximity to the major upstream, midstream and downstream energy end-markets we serve, including in the U.S., U.K., Singapore and Dubai. The benefits of our global presence include the ability to serve as a single global source of supply for our customers and participation in infrastructure investment activities in multiple regions around the world, thereby increasing our growth opportunities and reducing our relative exposure to any one geographic market.

Diversified and Stable Customer Base. We have a diversified customer base of over 2,000 active customers in more than 50 countries with operations in the upstream, midstream and downstream energy end-markets, as well as in power generation, civil construction and mining. Our top ten customers, with each of whom we have had a relationship for more than nine years, accounted for 35% of our pro forma sales for the year ended December 31, 2011, yet no single customer represented more than 9% of our pro forma sales over the same period. We believe this diversification affords us a measure of protection in the event of a downturn in any specific region or market, or from the loss of individual customers. In addition, although MRO sales vary from year to year, we tend to receive a base level of MRO sales from our large, longstanding customers, which provides additional stability to our sales during periods of limited infrastructure expansion. Consistent with common industry practice, we typically operate on a purchase order basis rather than a long-term contract basis with our customers. As a result, our customers operating on a purchase order basis may terminate their relationships with us at any time with little or no prior notice.

Strategic and Longstanding Supplier Relationships. We have longstanding relationships with leading suppliers across all of the lines of products we supply. While we are able to source almost all of the products we offer from multiple suppliers, our scale allows us to be one of the largest, if not the largest, customer to each of our key suppliers. As a large customer, we provide our suppliers with a stable and significant source of demand. In addition, our market knowledge and insight into our customers’ capital expenditure plans enable us to aggregate multiple orders of a specialty product into volumes appropriate for a production run. We believe that these differentiating factors enhance our ability to obtain product allocations, timely delivery and competitive pricing on our orders from our suppliers. We believe that obtaining these same benefits from suppliers would be difficult for others, including our customers.

Focus on Premium Products. The portfolio of products we supply is composed primarily of specialty steel products and components that we believe are of premium quality and highly engineered. These types of products often are available from only a select number of suppliers, have limited production schedules and require technical expertise to sell. Our emphasis on the procurement and distribution of products that in many cases are not widely available is the foundation of our ability to deliver value to our customers.

Sophisticated Material Sourcing and Logistical Expertise. Many of our customers rely on us to source products for them, as they lack the supplier relationships, resources, volume and/or logistical capabilities to complete procurement and delivery independently or on a cost-effective basis. We believe our professionals have the expertise necessary to manage the coordinated delivery of purchased product to multiple, often remote operating sites according to specific schedules. They also have the knowledge, experience, training and technical expertise in their products to provide valuable advisory support to our customers regarding selection of the most appropriate product to meet their specific needs.

Capitalization and Cash Flow to Maintain Necessary Inventory Levels. Our size affords us the ability to maintain inventory levels necessary to meet the unexpected MRO needs of our customers in the geographies in which they operate. Based upon our past experience in the market, we believe such MRO requests are often less price sensitive than longer lead-time Project and Drilling program orders. Our scale and wherewithal to support large projects also enable us to participate in Project order proposals otherwise inaccessible to smaller competitors. Many of our regional competitors have comparatively smaller balance sheets and resources and have limited cash flow, which limits their capacity to carry the appropriate inventory levels to meet certain customers’ needs.

Asset-Light Business Model. We maintain an asset-light business model to maximize our operational flexibility. Our model results in high operating leverage, as evidenced by our $3.1 million in pro forma sales per employee for the year ended December 31, 2011. Our OCTG Segment operates one facility while leveraging the storage and transportation capabilities of over 50 third-party service providers to serve customers in the U.S. Our E&I Segment serves over 1,800 global customers through over 25 distribution facilities located throughout the world. We often enter new geographic areas of energy infrastructure development in conjunction with service to existing clients and working with third party service providers. In doing so, we are able to introduce the specialty products we supply and technical expertise into new regions of high demand without the lead time or capital investment that might otherwise be needed.

Experienced and Incentivized Management Team. Our senior managers have significant industry experience, averaging over 25 years, across upstream, midstream and downstream energy end-markets in the diverse geographies we serve and in the manufacture of the products we supply. We intend to base the compensation of our senior managers, in part, on financial performance measures, which we believe will further align their interests with those of our stockholders. Following completion of this offering and as a result of the Reorganization, our management and employees would own approximately 13% of our Class A common stock in the aggregate, including restricted shares of our Class A common stock and assuming the exercise in full of the Exchange Rights for shares of our Class A common stock as described in “The Reorganization” and the pro rata distribution of those shares to the partners and members of EM II LP and B&L.

Our Business Strategies

Our goal is to be the leading distributor of specialty steel products to the global energy sector. We intend to achieve this goal through the following strategies, although there can be no guarantee that any of the following strategies will be effective:

Expand Business with Existing Customers. We strive to introduce our customers to the entire portfolio of products we supply on a global basis. Our experienced and knowledgeable sales force is trained to capture additional share of our customers’ overall spending on specialty steel products. Opportunities to expand business with our customers include capitalizing on new product sales and cross-selling opportunities across all of a customer’s operations in different end-markets and geographies, further penetration of existing customers’ Projects, Drilling programs and MRO supply requirements and leveraging our platform to address our customers’ global needs.

Grow Business in Select New and Existing Markets. We intend to exploit opportunities for profit and margin expansion within our existing core markets, as well as in new geographies and end-markets. We expect to capitalize on the increasing demand for energy in these markets by leveraging our suite of capabilities and reputation as a market leader to drive new customer acquisitions. We plan to achieve this goal in part by selectively enhancing our presence in locations where significant investments in energy infrastructure are being made. Notably, we believe the suite of specialty products that we supply positions us well to take advantage of the development of previously underexploited unconventional onshore and deepwater offshore resources. We also plan to expand our presence in new end-markets outside of oil and natural gas that are characterized by difficult operating environments and have similar demand for our technical expertise and specialty products.

We also plan to selectively expand our global footprint through our asset-light model in order to maximize our ability to meet evolving customer needs. We believe our platform is highly flexible, as we are able to rapidly address areas of new demand through the addition of satellite offices, representative offices and third party stocking facilities with minimal lead time. We use our asset-light profile to quickly adjust our geographic priorities according to changes in secular demand trends in our target markets.

Continue to Pursue Strategic Acquisitions and Investments. We intend to continue to grow our business through selective acquisitions, joint ventures and other strategic investments. We believe that our history of acquisitions and integrations demonstrates our ability to identify and capitalize on acquisition opportunities that enhance the portfolio of products we supply or our global presence, or both, which has been an important factor in the creation of the existing Edgen Group. Between 2005 and 2009, we executed five acquisitions for a total consideration of approximately $360.0 million. These acquisitions, coupled with the consolidation of the B&L business which will occur in connection with the Reorganization, have facilitated the growth of Edgen Group from predecessor sales of $322.3 million for the year ended 2005 to pro forma sales of $1.7 billion for the year ended December 31, 2011. We apply a strict set of evaluation criteria to ensure that all investments are consistent with our strategic priorities. We anticipate that our investments will expand our product offering, customer base, supplier relationships and, in certain instances, our end-market exposure.

Our Challenges and Risk Factors

We face challenges and risks in operating our business and an investment in our Class A common stock involves a high degree of risk. Many factors contributing to these challenges and risks are beyond our ability to control. You should carefully consider, among other things, the following risks as well as those more fully described in the “Risk Factors” section beginning on page 26 of this prospectus and all of the other information set forth in this prospectus, before deciding to invest in our Class A common stock:

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Demand for the products we supply from our customers in the global energy infrastructure market depends largely upon the availability of attractive drilling prospects, regulatory requirements and limitations, the prevailing view of future oil and natural gas prices, refinery margins and general economic conditions. Volatility in this market, and, in particular, a significant decline in oil and natural gas prices and refining margins, has in the past reduced, and could in the future reduce, the demand for the products we supply, which could cause our sales, margins, earnings and liquidity to decrease.

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The prices we pay and charge for steel products, and the availability of steel products generally, may fluctuate due to a number of factors beyond our control. If the price of steel decreases significantly or if demand for the products we supply decreases, we may be unable to sell our inventory at the volumes or prices we expect, we may be forced to dispose of higher-cost products at reduced market prices and we may be required to write-down the value of our inventory on hand. For example, during the year ended December 31, 2009, our predecessor incurred losses of $12.7 million due to strategic inventory liquidations and had an inventory write-down of $22.5 million. Additionally, we may incur asset impairment charges for goodwill and other indefinite lived intangible assets, which would result in lower reported net income (or higher net losses). For instance, for the year ended December 31, 2010, our predecessor recorded a goodwill impairment charge of $62.8 million as a result of the fair value of certain of our predecessor’s reporting units falling below their carrying value. All or any of the foregoing could cause our sales, margins, earnings and liquidity and the value of our inventory to decrease.

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Increasing regulatory and political challenges with respect to unconventional or offshore oil and natural gas resources or new drilling and extraction technologies, such as horizontal drilling and hydraulic fracturing, could result in increased costs and additional operating restrictions or delays for our customers. This could reduce demand for the products we supply, which could cause our sales, margins, earnings and liquidity to decrease.

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A significant portion of our cash flow is required to pay interest and principal, and we may not generate sufficient cash flow from operations, or have future borrowings available, to enable us to repay our indebtedness. Upon the completion of the Reorganization and the application of the proceeds from this offering, our outstanding indebtedness will account for significant cash interest expense in 2012 and subsequent years. We intend to use a substantial portion of the proceeds from this offering to repay our existing indebtedness (including prepayment penalties), and not to expand our existing business operations. See “Use of Proceeds.”

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Under each tax receivable agreement described below, we expect to pay the holders of the Exchange Rights described below 85% of any tax benefits that we realize from the exercise of the Exchange Rights, from certain other transactions that result in increases in our share of the tax basis of the assets of EDG Holdco LLC, or EDG LLC, and from our making payments under the related tax receivable agreement. We may need to incur debt to finance the payments under the tax receivable agreements. Furthermore, we could make payments in excess of our actual cash tax savings and we may be subject to additional taxes or penalties if the tax authorities later reduce or disallow the benefits to us on which the payments were based. EM II LP and B&L will not be obligated to reimburse us for payments previously made to them on account of such benefits. If the Exchange Rights were to be exercised in full and if all of the other transactions that could result in an increase in our share of the basis of EDG LLC’s assets were to occur, in each case, in a hypothetical fully taxable transaction upon completion of this offering and assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased depreciation and amortization of our assets, we expect that future payments to EM II LP and B&L in respect of the tax receivable agreements will aggregate $44.5 million and range from approximately $1.4 million to $4.7 million per year over the next 15 years.

■

We expect that our subsidiary EDG LLC will make cash distributions to EM II LP, B&L and Edgen Group pursuant to the limited liability company agreement of EDG LLC in respect of the taxable income of EDG LLC. The amount of these tax distributions may exceed the amount of taxes EDG LLC would pay if it were taxed as a corporation.

■	Our business is sensitive to economic downturns and adverse credit market conditions, which could adversely affect our business, financial condition, results of operations and liquidity.

■	Our ten largest customers account for a substantial portion of our sales and profits, and the loss of any these customers could result in materially decreased sales and profits.

■

We rely on our steel suppliers to meet the required specifications for the steel we purchase from them, and we may have unreimbursed losses arising from our suppliers’ failure to meet such specifications.

■	Loss of third-party transportation providers upon which we depend or conditions negatively affecting the transportation industry could increase our costs and disrupt our operations.

■	Our global operations, in particular those in emerging markets, are subject to various risks which could have a material adverse effect on our business, results of operations and financial condition.

■

Concentration of voting power among the current partners and members of EM II LP and B&L, which we refer to as the Existing Investors, may prevent new investors from influencing significant corporate decisions. Upon the completion of this offering, entities controlled by affiliates of JCP will hold approximately 58% of the voting power of Edgen Group. In addition, upon the completion of this offering, our directors (other than affiliates of JCP), executive officers and employees will hold approximately 7% of the voting power of Edgen Group in the aggregate.

Formation of Edgen Group and the Reorganization

Edgen Group was incorporated in December 2011 in Delaware and is the issuer in this offering. In connection with the completion of this offering:

■	Edgen Group will become our new parent holding company and EDG LLC will become our new intermediate holding company.

■	EMGH Limited will become a subsidiary of Edgen Murray Corporation, or EMC.

■	EMC’s ownership interest in B&L will be redeemed by B&L in exchange for membership units of B&L’s operating subsidiary Bourland & Leverich Supply Co. LLC, or B&L Supply.

■	EM II LP and B&L will contribute their respective businesses and liabilities to us for membership units of EDG LLC and Class B common stock of Edgen Group.

■	EM II LP may elect to have EM Holdings LLC purchase from EMC all or a portion of EMC’s membership units in B&L Supply with either cash or a note payable to EMC.

■	Holders of restricted units of EM II LP and B&L will exchange such units for restricted shares of our Class A common stock.

■	Holders of options to purchase units of EM II LP or B&L will exchange such options for options to purchase our Class A common stock.

Following these transactions and upon completion of this offering:

■	EDG LLC will be controlled by Edgen Group. Edgen Group, EM II LP and B&L will own approximately 42%, 29% and 29% of the membership units of EDG LLC, respectively.

■

Edgen Group will be controlled by EM II LP and B&L through their ownership of approximately 50% and 50% of the Class B common stock of Edgen Group, respectively. The Existing Investors, will exchange their restricted units of EM II LP and B&L for restricted shares of our Class A common stock, and, to the extent such Existing Investors also own unrestricted units of EM II LP and B&L, will remain the owners of such units of EM II LP and B&L, respectively, and EM II LP and B&L will be controlled by the same affiliates of JCP that controlled each of them before these transactions.

■

Subject to certain limitations, EM II LP and B&L will each have rights, which we refer to as the Exchange Rights, to exchange from time to time membership units of EDG LLC and shares of Class B common stock of Edgen Group for shares of Class A common stock of Edgen Group on the basis of one membership unit of EDG LLC and one share of Class B common stock of Edgen Group collectively for one share of Class A common stock of Edgen Group (subject to customary conversion rate adjustments for splits, stock dividends and reclassifications) or, if we so elect, cash equal to the trading price of a share of Class A common stock.

■

If the Exchange Rights were exercised in full upon the completion of this offering, and settled solely for shares of Class A common stock of Edgen Group, approximately 35%, 7%, 29% and 29% of the Class A common stock of Edgen Group would be owned by purchasers in this offering, Existing Investors receiving restricted stock in the Reorganization, EM II LP and B&L, respectively.

■	EM II LP and B&L will each have the right to receive payments under a tax receivable agreement with Edgen Group and cash distributions under the EDG LLC limited liability company agreement.

Certain Relationships and Related Person Transactions

In addition to the Reorganization transactions, we expect to enter into the following related person transactions in connection with the completion of this offering:

Employment Agreements. We expect to enter into amended employment agreements with certain of our officers.

Reorganization Agreement. We expect to enter into a Reorganization Agreement, which will provide for the steps necessary to effect the Reorganization (including the contribution to us of the businesses and liabilities of EM II LP and B&L), provide for our indemnification of EM II LP and B&L for liabilities relating to their pre-Reorganization operations and require us to pay for certain administrative, franchise tax, tax reporting and other similar costs that EM II LP and B&L incur.

Exchange Agreements. We expect to enter into an exchange agreement with each of EM II LP and B&L to govern the terms and conditions of the Exchange Rights.

Tax Receivable Agreements. The exercise of the Exchange Rights and certain other transactions are expected to result in increases in our share of the tax basis of EDG LLC’s assets. We expect to enter into a tax receivable agreement with each of EM II LP and B&L to pay each of them 85% of any tax benefits that we realize from the exercise of the Exchange Rights, from certain other transactions that result in increases in our share of the tax basis of EDG LLC’s assets, and from our making payments under the related tax receivable agreement.

Tax Distributions. We expect to enter into a limited liability company agreement among Edgen Group, EM II LP and B&L that will govern the membership units of EDG LLC. We expect that the limited liability company agreement of EDG LLC will provide for cash distributions to Edgen Group, EM II LP and B&L to enable each of them to pay taxes attributable to their allocable share of the taxable income of EDG LLC.

Investors and Registration Rights Agreement. We expect to enter into an investors and registration rights agreement with EM II LP and B&L. Pursuant to such agreement, as long as EM II LP or B&L, as applicable, beneficially owns at least 5% of our then-outstanding shares of voting stock, calculated on a primary basis, EM II LP or B&L, as applicable, will be entitled to have a representative attend meetings of our board of directors as a non-voting observer. Pursuant to the investors and registration rights agreement, we may be required to register the issuance or sale of shares of our Class A common stock issuable upon exercise of the Exchange Rights.

Underwriting – Affiliations and Conflicts of Interest

As described under the caption ”Certain Relationships and Related Person Transactions,” prior to this offering, Jefferies Group, the parent company of Jefferies & Company, Inc., directly or indirectly has made a substantial investment in and has a substantial, non-voting economic interest in Jefferies Capital Partners, or JCP, and Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC, private equity investment funds, collectively referred to Fund IV, that have control over EM II LP and B&L, entities which after giving effect to the Reorganization and this offering will control all of our outstanding Class B common stock. Certain members of our board of directors also serve as officers and directors of JCP and Fund IV. Accordingly, under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA, Jefferies & Company, Inc. may be deemed to be our “affiliate.” In addition, as described under the caption “Use of Proceeds,” Jefferies Finance LLC, an affiliate of Jefferies & Company, Inc., serves as the lead arranger and the administrative agent and has been a lender under the BL term loan. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 which requires that a “qualified independent underwriter” participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect thereto. Morgan Stanley & Co. LLC has agreed to serve as the qualified independent underwriter for this offering and will not receive any additional fees for serving in that capacity. We have agreed to indemnify Morgan Stanley & Co. LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Jefferies & Company, Inc.

Jefferies & Company, Inc. is participating as an underwriter in this offering and will be entitled to underwriting discounts and commissions with respect to the stock purchased by it in this offering. See “Underwriting (Conflicts of Interest)—Commission and Expenses.” Assuming an initial public offering price of $15.00 per share, which is the mid-point of the price range set forth on the cover page of this prospectus, we estimate that Jefferies & Company, Inc. will receive approximately $         million in underwriting discounts and commissions. However, Jefferies & Company, Inc. will not accrue direct benefits from the sale of our shares.

We intend to use the net proceeds to us from this offering to, among other things, repay certain amounts outstanding under B&L’s term loan. An affiliate of Jefferies & Company, Inc. is the administrative agent under B&L’s term loan.

Jefferies Group, Inc.

The parent company of Jefferies & Company, Inc. is Jefferies Group, Inc., or Jefferies Group. Mr. Brian P. Friedman, who is a director of Jefferies Group and Chairman of the Executive Committee of Jefferies &

Company, Inc., is one of the managing members of JCP. Mr. Friedman is also the President of the entity that serves as general partner or managing member of Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC. Jefferies Group directly or indirectly has made a substantial investment in and has a substantial, non-voting economic interest in JCP, Fund IV and other funds managed by JCP, and also serves as a lender to one of the funds comprising Fund IV. In addition, Jefferies Group employs and provides office space for JCP’s employees, for which JCP reimburses Jefferies Group on an annual basis. Mr. James L. Luikart is one of the managing members of JCP, the Executive Vice President of the entity that serves as general partner or managing member of Fund IV and one of our directors. Mr. Nicholas Daraviras is a Managing Director of JCP and one of our directors.

After giving effect to the Reorganization and this offering, EM II LP and B&L, which are entities controlled by affiliates of JCP, together will own 100% of our outstanding Class B common stock, will hold approximately 58% of the voting power of our outstanding capital stock and will own approximately 58% of the membership units of EDG LLC. Subject to certain limitations, EM II LP and B&L will also have the right to receive shares of our Class A common stock pursuant to the Exchange Rights and will be entitled to payments under the tax receivable agreements and cash distributions under the EDG LLC limited liability company agreement. Finally, we also intend to enter into an investors and registration rights agreement that will entitle EM II LP and B&L to board observation rights and registration rights with respect to shares of Class A common stock owned by them upon exercise of the Exchange Rights.

In light of this relationship, we are required to utilize a “qualified independent underwriter” in connection with this offering and the preparation of this prospectus. Morgan Stanley & Co. LLC has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended, or the Securities Act, specifically including those inherent in Section 11 of the Securities Act. See “Underwriting (Conflicts of Interest)—Affiliations and Conflicts of Interest.”

See “Certain Relationships and Related Person Transactions.”

The following diagram illustrates our summary organizational structure after the completion of the Reorganization and this offering (and before the exercise of any Exchange Rights):

Summary Organizational Structure

(1)	Jefferies Capital Partners IV L.P. controls 100% of the voting power of EM II LP through its control of 100% of the voting power of EM II LP’s general partner, Edgen Murray II GP, LLC. Some of the Existing Investors are investors in each of EM II LP and B&L and some are investors in one but not the other.
(2)	Jefferies Capital Partners IV L.P. controls 100% of the voting power.
(3)	The remaining approximately 17% of our Class A common stock will be held by certain Existing Investors in the form of restricted stock received in the Reorganization. If the Exchange Rights were exercised in full upon the completion of this offering, and settled solely for shares of Class A common stock of Edgen Group, (i) approximately 35%, 7%, 29% and 29% of the Class A common stock of Edgen Group would be owned by purchasers in this offering, Existing Investors receiving restricted stock in the Reorganization, EM II LP and B&L, respectively and (ii) no shares of our Class B common stock would remain outstanding. Percentages exclude 4,734,913 shares of our Class A common stock reserved for issuance under our equity incentive plan.
(4)	EDG LLC will own, directly or indirectly, 100% of B&L Supply. Some of this interest may be held by EMC or EM Holdings LLC.

Please refer to page 121 of this Prospectus for an illustration of our organizational structure following the exercise of the Exchange Rights.

Recent Developments

Preliminary First Quarter 2012 Results

The tables below present our preliminary pro forma and our predecessor’s preliminary estimated range for sales, net income and EBITDA for the three months ended March 31, 2012 compared to our pro forma results and our predecessor’s actual results for the three months ended March 31, 2011. We have provided a range for the preliminary results described above primarily because our and our predecessor’s financial closing and review procedures for the month and quarter ended March 31, 2012 are not yet complete. We currently expect that our and our predecessor’s final results will be within the ranges described below. It is possible, however, that our and our predecessor’s final results will not be within such ranges. The preliminary pro forma financial data presented has been prepared on a basis consistent with the audited and interim financial statements included in this prospectus. Our pro forma results, based on the actual results of EM II LP and B&L, are not expected to vary materially from the results reflected in the preliminary first quarter 2012 pro forma financial data:

(IN THOUSANDS)	Preliminary pro forma three months ended March 31,		Pro forma three months ended March 31,
	2012		2011
Edgen Group Inc.	Low	High
Sales	$496,000	$514,000	$327,011
Net income (loss)	3,500	4,500	(5,438)
EBITDA	32,000	36,000	23,806

	Preliminary three months ended March 31,		Three months ended March 31,
	2012		2011
EM II LP (Our Predecessor)	Low	High
Sales	$270,000	$287,000	$185,562
Net loss	(3,250)	(4,250)	(10,018)
EBITDA	17,000	19,500	11,950

The increase in our preliminary pro forma results for the three months ended March 31, 2012 compared to the three months ended March 31, 2011 is primarily due to increased sales volumes, particularly in the midstream and upstream energy markets and driven by increased worldwide oil and natural gas drilling activity, as well as an increase in civil infrastructure projects.

The table below presents the total combined cash and cash equivalents and total combined indebtedness of EM II LP and B&L expected to be outstanding at March 31, 2012 (preliminary) and actually outstanding at December 31, 2011:

(IN THOUSANDS)	Preliminary March 31, 2012	December 31, 2011
Cash and cash equivalents
EM II LP	$12,300	$26,218
B&L	40	51

Total combined cash and cash equivalents	$12,340	$26,269

Indebtedness
EM II LP	$536,000	$500,741
B&L	165,400	183,104

Total combined indebtedness	$701,400	$683,845

The increase in total preliminary combined indebtedness is primarily due to increased working capital to support increased sales volumes, partially offset by the repayment of principal on B&L’s term loan in January 2012.

The preliminary pro forma results and the preliminary results presented above were prepared by, and are the responsibility of, our management. The estimates presented are preliminary and may be revised upon completion of our customary quarterly closing and review procedures. Management has prepared the above estimates of our results in good faith based upon our internal reporting and expectations at and for the three months ending March 31, 2012. Actual results could differ materially from the estimates presented, and these estimated results are not necessarily indicative of the results of operations to be expected for other interim periods or for the full year ending December 31, 2012 or thereafter. These estimates and the assumptions underlying these estimates are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks. Accordingly, you should not place undue reliance on these estimates.

Neither our independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the preliminary pro forma and the preliminary results presented for the first quarter of 2012, nor have they expressed any opinion on or any other form of assurance of such information or our ability to achieve the results described therein, and assume no responsibility for, and disclaim any association with, such information.

EBITDA is a non-GAAP measure within the rules of the SEC. The most closely comparable GAAP measure is net income. For a reconciliation of our preliminary pro forma and our predecessor’s preliminary net income to non-GAAP EBITDA and for more information about our use of EBITDA, see “Summary Unaudited Preliminary First Quarter 2012 Financial Data” and “Summary Historical Consolidated and Unaudited Pro Forma Condensed Combined Financial Information.”

Company Information

Edgen Group Inc. is incorporated as a Delaware corporation and maintains its principal executive offices at 18444 Highland Road, Baton Rouge, Louisiana 70809. Our telephone number is (225) 756-9868. We maintain a web site at www.edgengroup.com. Our web site and the information contained thereon or connected thereto are not incorporated into this prospectus or the registration statement of which this prospectus forms a part and are provided as an inactive textual reference. You should not rely on any such information in making your decision whether to purchase our securities.

Certain Trademarks

This prospectus includes trademarks, such as “Edgen Murray,” “Bourland & Leverich” and the Edgen Group logo, which are protected under applicable intellectual property laws and are our property and/or the property of our subsidiaries. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames.

THE OFFERING

Class A common stock offered by us	15,000,000 shares.

Class A common stock to be outstanding immediately after this offering	17,965,087 shares (assuming no exercise of the underwriters’ over-allotment option).

Class B common stock to be outstanding immediately after this offering	24,216,581 shares.

Voting Rights	Each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

EM II LP and B&L will together own all of our issued and outstanding Class B common stock. Class B common stock has no economic rights but will entitle the holder to one vote per share.

Dividends	We do not currently intend to pay a quarterly cash dividend. If we do declare a dividend in the future, the Class B common stock will not be entitled to dividend rights.

Over-Allotment Option

We have granted to the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to 2,250,000 additional shares of our common stock to cover over-allotments, if any. The information presented in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Use of Proceeds

We estimate that the net proceeds we will receive from this offering will be approximately $206.4 million, after deducting the estimated underwriting discounts and commissions and the estimated offering fees and expenses payable by us and assuming an initial public offering price of $15.00 per share, which is the mid-point of the price range set forth on the cover page of this prospectus. We intend to use all of such net proceeds to purchase newly-issued EDG LLC membership units from EDG LLC, which would use such funds to repay amounts outstanding under B&L’s term loan, EM II LP’s revolving credit facility and a note payable issued to the former owner of B&L Predecessor, or the Seller Note. We expect to use any remaining net proceeds from this offering for other general corporate purposes. We do not currently intend to use the proceeds from this offering to expand our business operations. Jefferies Finance LLC, an affiliate of Jefferies & Company, Inc., is the lead arranger and the administrative agent and has been a lender under B&L’s term loan facility. In light of this relationship, this offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority, Inc. This rule requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Morgan Stanley & Co. LLC has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. See “Underwriting (Conflicts of Interest)—Affiliations and Conflicts of Interest.”

Risk Factors

Investing in our Class A common stock involves a high degree of risk. You should carefully read this entire prospectus, including the more detailed information set forth under the caption “Risk Factors,” the historical consolidated financial statements of our predecessor EM II LP as well as those of B&L and B&L Predecessor, and the related notes thereto, and the unaudited pro forma condensed combined financial information included elsewhere in this prospectus, before investing in our Class A common stock.

Lock-up Agreements

EM II LP and B&L and our directors and executive officers have agreed with the underwriters, subject to limited exceptions, not to sell, transfer or dispose of any of our shares, including shares of our restricted stock received in the Reorganization and shares issuable upon the exercise of options received in the Reorganization, for a period of 180 days after the date of this prospectus. Shares of Class A common stock issued in exchange for restricted units of EM II LP and B&L or issuable pursuant to options granted in exchange for options to purchase units of EM II LP and B&L but not held by executive officers and directors of the Company would not be subject to these lock-up agreements but, pursuant to the Reorganization Agreement, would be subject to restrictions on transfer without the Company’s consent for at least as long as the lock-up period. See the information under the caption “Underwriting (Conflicts of Interest)— No Sales of Similar Securities” for additional information.

Proposed New York Stock Exchange symbol

We have been authorized to list our Class A common stock on the NYSE under the symbol “EDG.” Our Class A common stock will not be listed on any other exchange or traded on any other automated quotation system. Our Class B common stock will not be listed on any exchange or traded on any automated quotation system.

Shares Outstanding

The number of shares of our Class A and Class B common stock to be outstanding following this offering is based on 17,965,087 shares of our Class A common stock (including shares of our restricted Class A common stock to be issued to certain Existing Investors in connection with the Reorganization) and 24,216,581 shares of our Class B common stock outstanding on a pro forma basis after giving effect to the Reorganization, but excludes 4,734,913 shares of Class A common stock reserved for issuance under our equity incentive plans, of which options to purchase 1,750,280 shares will be outstanding after the Reorganization at a weighted average exercise price of $9.21 per share, and 24,216,581 shares of Class A common stock reserved for issuance upon the exercise of the Exchange Rights by EM II LP and B&L. If the Exchange Rights were exercised in full upon completion of this offering and settled solely for shares of Class A common stock (1) approximately 35%, 7%, 29% and 29% of the Class A common stock would be owned by purchasers in this offering, Existing Investors receiving restricted stock in the Reorganization, EM II LP and B&L, respectively, and (2) there would be 42,181,667 shares of our Class A common stock outstanding and no shares of our Class B common stock outstanding.

Unless otherwise stated, information in this prospectus (except for the historical financial statements) assumes:

■	the completion of the Reorganization;

■	that our amended and restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect;

■	no exercise of any options to acquire shares of our Class A common stock under our equity incentive plan; and

■	no exercise of the underwriters’ over-allotment option.

SUMMARY HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following tables present certain summary historical consolidated financial data and other data of our predecessor, EM II LP, for each of the years ended December 31, 2011, 2010 and 2009 and certain pro forma combined financial information of Edgen Group for the fiscal years ended December 31, 2011 and 2010. The data set forth below should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization,” “Selected Historical Consolidated Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Information,” each of which is contained elsewhere in this prospectus, and the consolidated financial statements of EM II LP, the consolidated financial statements of B&L and the combined financial statements of B&L Predecessor, each of which is contained elsewhere in this prospectus.

The Reorganization will be completed concurrently with the completion of this offering, and as a result, our future results of operations will include the results of operations of the business of B&L. We have determined that after the Reorganization, EM II LP will be our predecessor and, as a result, have included summary historical consolidated financial data of EM II LP. The summary historical consolidated statement of operations and other financial data of EM II LP for the years ended December 31, 2011, 2010 and 2009 and the summary historical consolidated balance sheet data of EM II LP at December 31, 2011 and 2010 are derived from the audited consolidated financial statements of EM II LP included elsewhere in this prospectus. The summary historical consolidated balance sheet data of EM II LP at December 31, 2009 are derived from the audited consolidated financial statements of EM II LP that are not included in this prospectus.

The summary unaudited pro forma financial data have been prepared to give effect to the Reorganization and this offering and the application of net proceeds therefrom as if they occurred on January 1, 2010. Assumptions underlying the pro forma adjustments are described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” contained elsewhere in this prospectus. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Please see “Unaudited Pro Forma Condensed Combined Financial Information — Notes to Unaudited Pro Forma Condensed Combined Financial Information” for a more detailed discussion of how pro forma adjustments are presented in our unaudited pro forma condensed combined financial information. The summary unaudited pro forma financial data are provided for informational purposes only. The summary unaudited pro forma financial data do not purport to represent what our results of operations actually would have been if the Reorganization and this offering, and the application of the net proceeds therefrom had occurred at any date, nor do such data purport to project the results of operations for any future period.

EDGEN GROUP INC.

SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

	PRO FORMA YEAR ENDED DECEMBER 31,
	2011	2010
	(1)	(1)
Statement of Operations (in thousands, except share data)
Sales	$1,675,209	$1,255,149
Gross profit (exclusive of depreciation and amortization)	210,941	166,632
Income (loss) from operations	85,750	(13,048)
Net income (loss)	2,146	(71,833)
EARNINGS (LOSS) PER SHARE
Basic	$0.05	$(1.76)
Diluted	0.04	(1.76)
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	17,110,950	17,110,950
Diluted	42,857,143	17,110,950

	PRO FORMA DECEMBER 31, 2011
	(1)
Balance Sheet Data (in thousands)
Cash and cash equivalents	$26,629
Working capital	346,423
Property, plant and equipment—net	46,647
Total assets	893,142
Long term debt and capital leases	497,929
Total equity	101,557

	PRO FORMA YEAR ENDED DECEMBER 31,
	2011	2010
	(1)	(1)
Other Financial Data (in thousands)
EBITDA	$123,339	$22,600
Adjusted EBITDA	123,993	85,958

	PRO FORMA YEAR ENDED DECEMBER 31,
	2011	2010
	(1)	(1)
Reconciliation of GAAP pro forma net income (loss) to non-GAAP pro forma EBITDA and non-GAAP pro forma Adjusted EBITDA
NET INCOME (LOSS)	$2,146	$(71,833)
Income tax expense (benefit)	19,668	(6,760)
Interest expense—net	65,914	66,342
Depreciation and amortization expense	35,611	34,851

EBITDA	$123,339	$22,600

Impairment of goodwill (2)	—	62,805
Equity based compensation (3)	2,632	1,350
Other income—net (4)	(1,978)	(797)

ADJUSTED EBITDA	$123,993	$85,958

(1)

The pro forma statement of operations, balance sheet and other financial data give effect to the Reorganization and the issuance of 15,000,000 shares of our Class A common stock at an issuance price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. We intend to use all $206.4 million of the expected net proceeds from this offering to purchase newly-issued membership units from our consolidated subsidiary EDG LLC, which will be used by EDG LLC to repay certain outstanding indebtedness. We expect to use any remaining net proceeds from this offering for other general corporate purposes. For a detailed presentation of this unaudited pro forma statement of operations and balance sheet data, including a description of the transactions and assumptions underlying the pro forma adjustments giving rise to these results, see “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this prospectus.

(2)

The year ended December 31, 2010 includes an impairment charge to goodwill of $62.8 million as a result of the fair value of certain of our predecessor’s reporting units falling below their carrying value.

(3)	Includes non-cash compensation expense related to the issuance of equity-based awards.
(4)	Other income—net primarily includes unrealized currency exchange gains and losses on cash balances denominated in foreign currencies and other miscellaneous items.

We use EBITDA and Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our operating segments, develop budgets and measure our performance against those budgets, determine employee bonuses and evaluate our cash flows in terms of cash needs. We find these measures to be useful tools to assist us in evaluating financial performance because they eliminate items related to capital structure, taxes and certain non-cash charges. Our non-GAAP financial measures are not considered as alternatives to GAAP measures such as net income, operating income, net cash flows provided by operating activities or any other measure of financial performance calculated and presented in accordance with GAAP. Our non-GAAP financial measures may not be comparable to similarly-titled measures of other companies because they may not calculate such measures in the same manner as we do. We define EBITDA as net income or loss, plus interest expense, provision for income taxes, depreciation, amortization and accretion expense. We define Adjusted EBITDA as EBITDA minus equity earnings from unconsolidated affiliates, plus cash distributions received from unconsolidated affiliates, transaction costs, strategic inventory liquidation sales and inventory lower of cost or market adjustments, loss on prepayment of debt, impairment of goodwill, equity based compensation and other income and expense.

EBITDA and Adjusted EBITDA are commonly used as supplemental financial measures by management and external users of our financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess: (1) our financial performance without regard to financing methods, capital structures or historical cost basis and other items that we do not believe are indicative of our core operating performance and (2) our ability to generate cash sufficient to pay interest and support our indebtedness. Since EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income or loss and because these measures may vary among other companies, the EBITDA and Adjusted EBITDA data presented in this prospectus may not be comparable to similarly titled measures of other companies. The GAAP measure most directly comparable to EBITDA and Adjusted EBITDA is net income (loss). The tables set forth above and below provide reconciliations of these non-GAAP financial measures to their most directly comparable financial measure calculated and presented in accordance with GAAP.

EDGEN MURRAY II, L.P. (OUR PREDECESSOR)

SUMMARY FINANCIAL DATA

	YEAR ENDED DECEMBER 31,
	2011	2010	2009
Statement of Operations (in thousands)
Sales	$911,612	$627,713	$773,323
Gross profit (exclusive of depreciation and amortization)	134,504	90,906	100,728
Income (loss) from operations	38,384	(57,424)	9,899
Net loss	(24,528)	(98,288)	(20,889)

	DECEMBER 31,
	2011	2010	2009
Balance Sheet Data (in thousands)
Cash and cash equivalents	$26,218	$62,478	$65,733
Working capital	230,519	216,684	262,745
Property, plant and equipment—net	45,510	49,287	43,342
Total assets	551,057	464,020	563,460
Long term debt and capital leases	500,741	479,811	483,503
Total deficit	(155,053)	(131,262)	(29,779)

	YEAR ENDED DECEMBER 31,
	2011	2010	2009
Other Financial Data (in thousands)
EBITDA	$64,521	$(35,936)	$23,959
Adjusted EBITDA	62,577	26,661	70,564

	YEAR ENDED DECEMBER 31,
	2011	2010	2009
Reconciliation of GAAP net income (loss) to non-GAAP EBITDA and non-GAAP Adjusted EBITDA
NET LOSS	$(24,528)	$(98,288)	$(20,889)
Income tax expense (benefit)	4,088	(22,125)	(22,373)
Interest expense—net	63,870	64,208	47,085
Depreciation and amortization expense	21,091	20,269	20,136

EBITDA	$64,521	$(35,936)	$23,959

Strategic inventory liquidation sales (1)	—	—	12,656
Lower of cost or market adjustments to inventory (2)	—	—	22,469
Transaction costs (3)	905	—	3,339
Equity in earnings of unconsolidated affiliate (4)	(3,680)	(1,029)	—
Distributions received from unconsolidated affiliate (4)	835	—	—
Loss on prepayment of debt (5)	—	—	7,523
Impairment of goodwill (6)	—	62,805	—
Equity based compensation (7)	1,362	1,011	2,065
Other income—net (8)	(1,366)	(190)	(1,447)

ADJUSTED EBITDA	$62,577	$26,661	$70,564

(1)

The year ended December 31, 2009 includes a loss of $12.7 million due to strategic inventory liquidation (at prices below cost) of inventory primarily related to products for the North American midstream oil and natural gas market.

(2)	The year ended December 31, 2009 includes an inventory write-down of $22.5 million related to selling prices falling below our predecessor’s average cost of inventory in some of the markets it served.

(3)

Transaction costs include $0.9 million for the year ended December 31, 2011 associated with this offering and $3.3 million for the year ended December 31, 2009 of accumulated registration costs expensed during the year.

(4)	Represents adjustment for the equity in earnings and cash distributions received as a result of our predecessor’s 14.5% ownership in B&L.
(5)	Includes prepayment penalties and previously deferred debt issuance costs expensed as a result of the repayment of term loans during the year ended December 31, 2009.
(6)	The year ended December 31, 2010 includes a goodwill impairment charge of $62.8 million as a result of the fair value of certain of our predecessor’s reporting units falling below the carrying value.
(7)	Includes non-cash compensation expense related to the issuance of equity based awards.
(8)	Other income—net primarily includes unrealized currency exchange gains and losses on cash balances denominated in foreign currencies and other miscellaneous items.

SUMMARY UNAUDITED PRELIMINARY FIRST QUARTER 2012 FINANCIAL DATA

The tables below present our preliminary pro forma and our predecessor’s preliminary estimated range for sales, net income and EBITDA for the three months ended March 31, 2012 compared to our pro forma results and our predecessor’s actual results for the three months ended March 31, 2011 and our preliminary total combined cash and cash equivalents and total combined indebtedness at March 31, 2012 and our predecessor’s and B&L’s preliminary cash and cash equivalents and total indebtedness at March 31, 2012 compared to our predecessor’s and B&L’s actual cash and cash equivalents and total indebtedness at December 31, 2011. We have provided a range for the preliminary results described above primarily because our and our predecessor’s financial closing and review procedures for the month and quarter ended March 31, 2012 are not yet complete. We currently expect that our and our predecessor’s final results will be within the ranges described below. It is possible, however, that our and our predecessor’s final results will not be within such ranges. The preliminary pro forma financial data presented has been prepared on a basis consistent with the audited and interim financial statements included in this prospectus. Our pro forma results, based on the actual results of EM II LP and B&L, are not expected to vary materially from the results reflected in the preliminary first quarter 2012 pro forma financial data.

The preliminary pro forma and the preliminary results presented below have been prepared by, and are the responsibility of, our management. The estimates presented are preliminary and may be revised upon completion of our customary closing and quarterly review procedures. Management has prepared the estimates in good faith based upon our internal reporting and expectations at and for the three months ending March 31, 2012. Actual results could differ materially from the estimates presented, and these estimated results are not necessarily indicative of the results of operations to be expected for other interim periods or for the full year ending December 31, 2012 or thereafter. These estimates and the assumptions underlying these estimates are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks. Accordingly, you should not place undue reliance on these estimates.

Neither our independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the preliminary pro forma and the preliminary results presented for the first quarter of 2012, nor have they expressed any opinion on or any other form of assurance of such information or its achievability, and assume no responsibility for, and disclaim any association with, such information.

For more information about our use of EBITDA, see “Summary Historical Consolidated and Unaudited Pro Forma Condensed Combined Financial Information.”

EDGEN GROUP INC.

SUMMARY UNAUDITED PRELIMINARY FIRST QUARTER 2012 FINANCIAL DATA

	Preliminary pro forma three months ended March 31,		Pro forma three months ended March 31,
Statement of Operations (in thousands)	2012		2011
	Low	High
Sales	$496,000	$514,000	$327,011
Net income (loss)	3,500	4,500	(5,438)

Balance Sheet Data (in thousands)		Preliminary March 31, 2012	December 31, 2011
Cash and cash equivalents		(1)	(1)
EM II LP		$12,300	$26,218
B&L		40	51

Total combined cash and cash equivalents		$12,340	$26,269

Indebtedness
EM II LP
EMC senior secured notes		$462,200	$462,032
EM revolving credit facility		55,100	20,523
Capital lease		18,700	18,186

Total		$536,000	$500,741
B&L
BL term loan		$104,500	$116,406
BL revolving credit facility		10,000	17,000
Seller Note		50,900	49,698

Total		$165,400	$183,104

Total combined indebtedness		$701,400	$683,845

	Preliminary pro forma three months ended March 31,		Pro forma three months ended March 31,
Other Financial Data (in thousands)	2012		2011
	Low	High
EBITDA	$32,000	$36,000	$23,806

Reconciliation of GAAP pro forma net income (loss) to non-GAAP pro forma	Preliminary pro forma three months ended March 31,		Pro forma three months ended March 31,
	2012		2011
EBITDA	Low	High
NET INCOME (LOSS) (2)	$3,500	$4,500	$(5,438)
Income tax expense (3)	5,500	6,500	3,250
Interest expense—net (4)	15,500	16,500	17,076
Depreciation and amortization expense	7,500	8,500	8,918

EBITDA	$32,000	$36,000	$23,806

(1)	Indebtedness at March 31, 2012 and December 31, 2011 does not reflect the use of proceeds from this offering.
(2)

Amounts for the three months ended March 31, 2012 and 2011 include (1) combined pro forma adjustments of less than $100 thousand representing transaction costs associated with this offering and additional compensation expense associated with new employment agreements for our Chief Executive Officer and Chief Financial Officer that will be entered into in conjunction with this offering; (2) the elimination of $1.2 million and $0.4 million, respectively, related to EM II LP’s equity in earnings in B&L; and (3) the pro forma adjustments to income tax and interest expense described below.

(3)

Amounts include pro forma income tax adjustments of $4.3 million and $2.7 million for the three months ended March 31, 2012 and 2011, respectively. The pro forma income tax adjustments are based on an effective tax rate of approximately 37% during the three months ended March 31, 2012 and 2011. The tax rates were calculated based on the U.S. federal statutory rate of 35%, as well as a blended state tax rate of approximately 2% for EM II LP and B&L, based on the various state and foreign jurisdictions in which EM II LP and B&L operate and in which their income is subject to taxation.

(4)

Preliminary pro forma interest expense for the three months ended March 31, 2012 and 2011 has been adjusted to exclude $5.4 million and $4.6 million, respectively, related to the repayment of certain outstanding indebtedness of EM II LP and B&L in connection with this offering.

Please see “Unaudited Pro Forma Condensed Combined Financial Information—Notes to Unaudited Pro Forma Condensed Combined Financial Information” for a more detailed discussion of how pro forma adjustments are calculated.

EDGEN MURRAY II LP (OUR PREDECESSOR)

SUMMARY UNAUDITED PRELIMINARY FIRST QUARTER 2012 FINANCIAL DATA

	Preliminary three months ended March 31,		Three months ended March 31,
	2012		2011
Statement of Operations (in thousands)	Low	High
Sales	$270,000	$287,000	$185,562
Net Loss	(3,250)	(4,250)	(10,018)

Balance Sheet Data (in thousands)	Preliminary March 31, 2012	December 31, 2011
Cash and cash equivalents	$12,300	$26,218

Indebtedness
EMC senior secured notes	$462,200	$462,032
EM revolving credit facility	55,100	20,523
Capital lease	18,700	18,186

Total	$536,000	$500,741

	Preliminary three months ended March 31,		Three months ended March 31,
	2012		2011
Other Financial Data (in thousands)	Low	High
EBITDA	$17,000	$19,500	$11,950

	Preliminary three months ended March 31,		Three months ended March 31,
	2012		2011
Reconciliation of GAAP net income (loss) to non-GAAP EBITDA	Low	High
(in thousands)
NET LOSS	$(3,250)	$(4,250)	$(10,018)
Income tax expense	1,250	1,750	556
Interest expense—net	15,500	17,000	16,120
Depreciation and amortization expense	3,500	5,000	5,292

EBITDA	$17,000	$19,500	$11,950

RISK FACTORS

An investment in our Class A common stock involves a significant degree of risk, including the risks described below. You should carefully consider the following risk factors and the other information in this prospectus before deciding to invest in our Class A common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline and you may lose all or part of your original investment.

Risks relating to our business

Volatility in the global energy infrastructure market, and, in particular, a significant decline in oil and natural gas prices and refining margins, has in the past reduced, and could in the future reduce, the demand for the products we supply, which could cause our sales and margins to decrease.

Proceeds from the sale of products to the global energy infrastructure market constitute a significant portion of our sales. As a result, we depend upon the global energy infrastructure market, and in particular the oil and natural gas industry, and upon the ability and willingness of industry participants to make capital expenditures to explore for, develop and produce, transport, process and refine oil and natural gas. The industry’s willingness to make these expenditures depends largely upon the availability of attractive drilling prospects, regulatory requirements and limitations, the prevailing view of future oil and natural gas prices, refinery margins and general economic conditions. As we experienced in 2009, 2010 and continuing into 2011, volatile oil and natural gas prices can lead to variable capital expenditures and infrastructure project spending by industry participants, which in turn can affect the demand for the products we supply. Further sustained decreases in capital expenditures in the oil and natural gas industry could have a material adverse effect on our business, financial condition and results of operations. Many factors affect the supply of and demand for oil and natural gas and refined products, thereby affecting our sales and margins, including:

■	the level of U.S. and worldwide oil and natural gas production;

■	the level of U.S. and worldwide supplies of, and demand for, oil, natural gas and refined products;

■	the discovery rates of new oil and natural gas resources;

■	the expected cost of delivery of oil, natural gas and refined products;

■

the availability of attractive oil and natural gas fields for production, which may be affected by governmental action or environmental policy, which may restrict exploration and development prospects;

■	U.S. and worldwide refinery utilization rates;

■	the amount of capital available for development and maintenance of oil, natural gas and refined products infrastructure;

■	changes in the cost or availability of transportation infrastructure and pipeline capacity;

■	levels of oil and natural gas exploration activity;

■	national, governmental and other political requirements, including the ability of the Organization of the Petroleum Exporting Countries to set and maintain production levels and pricing;

■	the impact of political instability, terrorist activities, piracy or armed hostilities involving one or more oil and natural gas producing nations;

■	pricing and other actions taken by competitors that impact the market;

■	the failure by industry participants to implement planned capital projects successfully or to realize the benefits expected for those projects;

■	the cost of, and relative political momentum in respect of, developing alternative energy sources;

■

U.S. and non-U.S. governmental laws and regulations, especially anti-bribery law enforcement in underdeveloped nations, environmental and safety laws and regulations (including mandated changes in fuel consumption and specifications), trade laws, commodities and derivatives trading regulations and tax policies;

■	the impact of proposed legislation that may repeal or significantly reduce certain tax incentives and subsidies available to oil and natural gas companies;

■	technological advances in the oil and natural gas industry;

■	natural disasters, including hurricanes, tsunamis, earthquakes and other weather-related events; and

■	the overall global economic environment.

Oil and natural gas prices and processing and refining margins have been and are expected to remain volatile. This volatility may cause our customers to change their strategies and capital expenditure levels. We are experiencing, have experienced in the past and may experience in the future, significant fluctuations in our business, financial condition and results of operations based on these changes. In particular, such continued volatility in the oil, natural gas and refined products margins and markets more generally could materially and adversely affect our business, consolidated financial condition, results of operations and liquidity.

The prices we pay and charge for steel products, and the availability of steel products generally, may fluctuate due to a number of factors beyond our control, which could materially and adversely affect the value of our inventory, business, financial condition, results of operations and liquidity.

We purchase large quantities of steel products from our suppliers for distribution to our customers. The steel industry as a whole is cyclical and at times pricing and availability of these products change depending on many factors outside of our control, such as general global economic conditions, competition, consolidation of steel producers, cost and availability of raw materials necessary to produce steel (such as iron ore, coking coal and steel scrap), production levels, labor costs, freight and shipping costs, natural disasters, political instability, import duties, tariffs and other trade restrictions, currency fluctuations and surcharges imposed by our suppliers.

We seek to maintain our profit margins by attempting to increase the prices we charge for the products we supply in response to increases in the prices we pay for them. However, demand for the products we supply, the actions of our competitors, our contracts with certain of our customers and other factors largely out of our control will influence whether, and to what extent, we can pass any such steel cost increases and surcharges on to our customers. We may be unable to pass increased supply costs on to our customers because a portion of our sales are derived from stocking program arrangements, contracts and MRO arrangements which provide certain customers time limited price protection, which may obligate us to sell products at a set price for a specific period or because of general competitive conditions. If we are unable to pass on higher costs and surcharges to our customers, or if we are unable to do so in a timely manner, our business, financial condition, results of operations and liquidity could be materially and adversely affected.

Alternatively, if the price of steel decreases significantly or if demand for the products we supply decreases because of increased customer, manufacturer or distributor inventory levels of specialty steel pipe, pipe components, high yield structural steel products and valves, we may be required to reduce the prices we charge for the products we supply to remain competitive. These factors may affect our gross profit and cash flow and may also require us to write-down the value of inventory on hand that we purchased prior to the steel price decreases, which could materially and adversely affect our business, financial condition, results of operations and liquidity. For example, on a pro forma basis, we had inventory write-downs of $61.7 million for the year ended December 31, 2009, related to selling prices falling below the average cost of inventory in some of the markets we serve, including the U.S. and the Middle East. Although neither our predecessor nor B&L had any material inventory write-downs during the years ended December 31, 2011 and 2010, there can be no assurances such write-downs will not occur in the future.

Our business could also be negatively impacted by the importation of lower-cost specialty steel products into the U.S. market. An increase in the level of imported lower-cost products could adversely affect our business to the extent that we then have higher-cost products in inventory or if prices and margins are driven down by increased supplies of such products. These events could also have a material adverse effect on our profit margins and results of operations. These risks may be heightened if recently imposed tariffs on certain imported competing products and OCTG are reduced, eliminated or allowed to expire.

In addition, the domestic metals production industry has experienced consolidation in recent years. Further consolidation could result in a decrease in the number of our major suppliers or a decrease in the number of alternative supply sources available to us, which could make it more likely that termination of one or more of our relationships with major suppliers would result in a material adverse effect on our business, financial condition, results of operations or cash flows. Consolidation could also result in price increases for the products that we purchase. Such price increases could have a material adverse effect on our business, financial condition, results of operations or cash flows if we were not able to pass these price increases on to our customers.

We may experience unexpected supply shortages.

We supply products from a wide variety of vendors and suppliers. In the future we may have difficulty obtaining the products we need from suppliers and manufacturers as a result of unexpected demand or production difficulties. Also, products may not be available to us in quantities sufficient to meet customer demand. Failure to fulfill customer orders in a timely manner could have an adverse effect on our relationships with these customers. Our inability to obtain products from suppliers and manufacturers in sufficient quantities to meet demand could have a material adverse effect on our business, results of operations and financial condition.

We maintain an inventory of products for which we do not have firm customer orders. As a result, if prices or sales volumes decline, our profit margins and results of operations could be adversely affected.

Our profitability, margins and cash flows may be negatively affected if we are unable to sell our inventory in a timely manner. Because we maintain substantial inventories of specialty steel products for which we do not have firm customer orders, there is a risk that we will be unable to sell our existing inventory at the volumes and prices we expect. For example, the value of our inventory could decline if the prices we are able to charge our customers decline. In that case, we may experience reduced margins or losses as we dispose of higher-cost products at reduced market prices. For instance, during the year ended December 31, 2009, our predecessor incurred losses of $12.7 million due to strategic inventory liquidation (at prices below cost) of inventory related primarily to products for the North American midstream oil and natural gas market. Although neither our predecessor nor B&L incurred significant losses related to inventory liquidation during the years ended December 31, 2011 and 2010, there can be no assurance that such losses will not occur in the future.

Our ten largest customers account for a substantial portion of our sales and profits, and the loss of any of these customers could result in materially decreased sales and profits.

Our ten largest customers accounted for approximately 35% of our pro forma sales for the year ended December 31, 2011. We may lose a customer for any number of reasons, including as a result of a merger or acquisition, the selection of another provider of specialty steel products, business failure or bankruptcy of the customer or dissatisfaction with our performance. Consistent with industry practice, we do not have long-term contracts with most of our major customers. Additionally our customers with whom we do not have fixed-term contracts have the ability to terminate their relationships with us at any time. Moreover, to the extent we have contracts with our major customers, these contracts generally may be discontinued with 30 days notice by either party, are not exclusive and do not require minimum levels of purchases. Loss of any of our major customers could adversely affect our business, results of operations and cash flow.

Our business is sensitive to economic downturns and adverse credit market conditions, which could adversely affect our business, financial condition, results of operations and liquidity.

Aspects of our business, including demand for and availability of the products we supply, are dependent on, among other things, the state of the global economy and adverse conditions in the global credit markets. Our business has been affected in the past and may be affected in the future by the following:

■	our customers reducing or eliminating capital expenditures as a result of reduced demand from their customers;

■

our customers not being able to obtain sufficient funding at a reasonable cost or at all as a result of tightening credit markets, which may result in delayed or cancelled projects or maintenance expenditures;

■	our customers not being able to pay us in a timely manner, or at all, as a result of declines in their cash flows or available credit;

■

experiencing supply shortages for certain products if our suppliers reduce production as a result of reduced demand for their products or as a result of limitations on their ability to access credit for their operations;

■	experiencing tighter credit terms from our suppliers, which could increase our working capital needs and potentially reduce our liquidity; and

■	the value of our inventory declining if the sales prices we are able to charge our customers decline.

As a result of these and other effects, economic downturns such as the one we recently experienced have, and could in the future, materially and adversely affect our business, financial condition, results of operations and liquidity.

In addition, market disruptions, such as the recent global economic recession, could adversely affect the creditworthiness of lenders under our debt facilities. Any reduced credit availability under our credit facilities could require us to seek other forms of liquidity through financing in the future and the availability of such financing will depend on market conditions prevailing at that time.

We rely on our suppliers to meet the required specifications for the products we purchase from them, and we may have unreimbursed losses arising from our suppliers’ failure to meet such specifications.

We rely on our suppliers to provide mill certifications that attest to the specifications and physical and chemical properties of the steel products that we purchase from them for resale. We generally do not undertake independent testing of any such steel but rely on our customers or assigned third-party inspection services to notify us of any products that do not conform to the specifications certified by the mill or equipment fabricators. We may be subject to customer claims and other damages if products purchased from our suppliers are deemed to not meet customer specifications. These damages could exceed any amounts that we are able to recover from our suppliers or under our insurance policies. Failure to provide products that meet our customer’s specifications would adversely affect our relationship with such customer, which could negatively impact our business and results of operations.

Loss of key suppliers could decrease our sales volumes and overall profitability.

For the year ended December 31, 2011, our ten largest suppliers accounted for approximately 65% of our pro forma purchases and our single largest supplier accounted for approximately 26% of our pro forma purchases. Consistent with industry practice, we do not have long-term contracts with most of our suppliers. Therefore, most of our suppliers have the ability to terminate their relationships with us or reduce their planned allocations of product to us at any time. The loss of any of these suppliers due to merger or acquisition, business failure, bankruptcy or other reason could put us at a competitive disadvantage by decreasing the availability or increasing the prices, or both, of products we supply, which in turn could result in a decrease in our sales volumes and overall profitability.

Loss of third-party transportation providers upon which we depend, failure of such third-party transportation providers to deliver high quality service or conditions negatively affecting the transportation industry could increase our costs and disrupt our operations.

We depend upon third-party transportation providers for delivery of products to our customers. Shortages of transportation vessels, transportation disruptions or other adverse conditions in the transportation industry due to shortages of truck drivers, strikes, slowdowns, piracy, terrorism, disruptions in rail service, closures of shipping routes, unavailability of ports and port service for other reasons, increases in fuel prices and adverse weather conditions could increase our costs and disrupt our operations and our ability to deliver products to our customers on a timely basis. We cannot predict whether or to what extent any of these factors would affect our costs or otherwise harm our business. In addition, the failure of our third-party transportation providers to provide high quality customer service when delivering product to our customers would adversely affect our reputation and our relationship with our customers and could negatively impact our business and results of operations.

Significant competition from a number of companies could reduce our market share and have an adverse effect on our selling prices, sales volumes and results of operations.

We operate in a highly competitive industry and compete against a number of other market participants, some of which have significantly greater financial, technological and marketing resources than we do. We compete primarily on the basis of pricing, availability of specialty products and customer service. We may be unable to compete successfully with respect to these or other competitive factors. If we fail to compete effectively, we could lose market share to our competitors. Moreover, our competitors’ actions could have an adverse effect on our selling prices and sales volume. To compete for customers, we may elect to lower selling prices or offer increased services at a higher cost to us, each of which could reduce our sales, margins and earnings. There can be no assurance that we will be able to compete successfully in the future, and our failure to do so could adversely affect our business, results of operations and financial condition.

Loss of key management or sales and customer service personnel could harm our business.

Our future success depends to a significant extent on the skills, experience and efforts of management. While we have not experienced problems in the past attracting and retaining members of our management team, the loss of any or all of these individuals could materially and adversely affect our business. We do not carry key-man life insurance on any member of management other than a policy inherited by us for our Chief Operating Officer, Craig S. Kiefer. We must continue to develop and retain a core group of individuals if we are to realize our goal of continued expansion and growth. We cannot assure you that we will be able to do so in the future.

Because of the specialized nature of the products we supply and services we provide, generally only highly qualified and trained sales and customer service personnel have the necessary skills to market our products and provide product support to our customers. Such employees develop relationships with our customers that could be damaged or lost if these employees are not retained. We face intense competition for the hiring of these professionals. Any failure on our part to hire, train and retain a sufficient number of qualified sales and customer service personnel could materially and adversely affect our business. In particular, our efforts to continue expansion internationally will be dependent on our ability to continue to hire and train a skilled and knowledgeable sales force to attract customers in these markets. In addition, a significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. The actual occurrence of any of these events could appreciably increase our cost structure and, as a result, materially impair our growth potential and our results of operations.

The development of alternatives to steel product distributors in the supply chain in the industries in which we operate could cause a decrease in our sales and results of operations and limit our ability to grow our business.

If our customers were to acquire or develop the capability and desire to purchase products directly from our suppliers in a competitive fashion, it would likely reduce our sales volume and overall profitability. Our suppliers also could expand their own local sales forces, marketing capabilities and inventory stocking capabilities and sell more products directly to our customers. Likewise, customers could purchase from our suppliers directly in situations where large orders are being placed and where inventory and logistics support planning are not necessary in connection with the delivery of the products. These and other actions that remove us from, limit our role in, or reduce the value that our services provide in the distribution chain could materially and adversely affect our business, financial condition and results of operations.

Our customers that are pursuing unconventional or offshore oil and natural gas resources, or that are using new drilling and extraction technologies, such as horizontal drilling and hydraulic fracturing, could face regulatory, political and economic challenges that may result in increased costs and additional operating restrictions or delays as well as adversely affect our business and operating results.

The pursuit of unconventional oil and natural gas resources, the expansion of offshore drilling and exploration, as well as new drilling and extraction technologies, including hydraulic fracturing and horizontal drilling, have received significant regulatory and political focus. Hydraulic fracturing is an essential technology for the development and production of unconventional oil and natural gas resources. The hydraulic fracturing process in the U.S. is typically subject to state and local regulation, and has been exempt from federal regulation since 2005 pursuant to the federal Safe Drinking Water Act (except when the fracturing fluids or propping agents contain diesel fuels). Public concerns have been raised regarding the potential impact of hydraulic fracturing on drinking water. Two companion bills, known collectively as the Fracturing Responsibility and Awareness of Chemicals Act, or FRAC Act, have been introduced before the U.S. Congress that would repeal the Safe Drinking Water Act exemption and otherwise restrict hydraulic fracturing. If enacted, the FRAC Act could result in additional regulatory burdens such as permitting, construction, financial assurance, monitoring, recordkeeping and plugging and abandonment requirements. The FRAC Act also proposes requiring the disclosure of chemical constituents used in the hydraulic fracturing process to state or federal regulatory authorities, who would then make such information publicly available. Several states have enacted similar chemical disclosure regulations. The availability of this information could make it easier for third parties to initiate legal proceedings based on allegations that specific chemicals used in the hydraulic fracturing process could adversely affect groundwater.

The United States Environmental Protection Agency, or the EPA, is conducting a comprehensive study of the potential environmental impacts of hydraulic fracturing activities, and a committee of the House of Representatives is also conducting an investigation of hydraulic fracturing practices. In August and November 2011, the United States Department of Energy Shale Gas Subcommittee, or DOE, issued two reports on measures that can be taken to reduce the potential environmental impacts of shale gas production. The results of the DOE and EPA studies and House investigation could lead to restrictions on hydraulic fracturing. The EPA is currently working on new interpretive guidance for Safe Drinking Water Act permits that would be required with respect to the oil and natural gas wells that use fracturing fluids or propping agents containing diesel fuels. The EPA has proposed regulations under the federal Clean Air Act in July 2011 regarding certain criteria and hazardous air pollutant emissions from the hydraulic fracturing of oil and natural gas wells and, in October 2011, announced its intention to propose regulations by 2014 under the federal Clean Water Act to regulate wastewater discharges from hydraulic fracturing and other gas production. In addition, various state and local governments, as well as the United States Department of Interior and certain river basin commissions, have taken steps to increase regulatory oversight of hydraulic fracturing through additional permit requirements, operational restrictions, disclosure obligations and temporary or permanent bans on hydraulic fracturing in certain local jurisdictions or in environmentally sensitive areas such as watersheds. Any future federal, state or local laws or regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to complete oil and natural gas wells in certain formations. Any decrease in drilling activity resulting from the increased regulatory restrictions and costs associated with hydraulic fracturing, or any permanent, temporary or regional prohibition of the uses of this technology, could adversely affect demand for the products we supply and our results of operations.

In addition to regulatory challenges facing hydraulic fracturing, the process of extracting hydrocarbons from shale formations requires access to water, chemicals and proppants. If any of these necessary components of the fracturing process is in short supply in a particular operating area or in general, the pace of drilling could be slowed, which could reduce demand for the products we supply.

Another source of oil and natural gas resources facing increased regulation is offshore drilling and exploration. The April 2010 Deepwater Horizon accident in the Gulf of Mexico and its aftermath resulted in increased public scrutiny, including a moratorium on offshore drilling in the U.S. While the moratorium has been lifted, there has been a delay in resuming operations related to drilling offshore in areas impacted by the moratorium, and we cannot assure you that operations related to drilling offshore in such areas will reach the same levels that existed prior to the moratorium or that a future moratorium may not arise. In addition, this event has resulted in new and proposed legislation and regulation in the U.S. of the offshore oil and natural gas industry, which may result in substantial increases in costs or delays in drilling or other operations in U.S. waters, oil and natural gas projects potentially becoming less economically viable and reduced demand for the products we supply and services we provide. Other countries in which we operate may also consider moratoriums or increase regulation with respect to offshore drilling. If future moratoriums or increased regulations on offshore drilling or contracting services operations arose in the U.S. or other countries, our customers could be required to cease their offshore drilling activities or face higher operating costs in those areas. These events and any other regulatory and political challenges with respect to unconventional oil and natural gas resources and new drilling and extraction technologies could reduce demand for the products we supply and materially and adversely affect our business and operating results.

Changes in the payment terms we receive from our suppliers could have a material adverse effect on our liquidity.

The payment terms we receive from our suppliers are dependent on several factors, including, but not limited to, our payment history with the supplier, the supplier’s credit granting policies, contractual provisions, our credit profile, industry conditions, global economic conditions, our recent operating results, financial position and cash flows and the supplier’s ability to obtain credit insurance on amounts that we owe them. Adverse changes in any of these factors, many of which may not be wholly in our control, may induce our suppliers to shorten the payment terms of their invoices. For example, as a result of the worldwide economic recession and its impact on steel demand and prices, some of our suppliers have experienced a reduction in trade credit insurance available to them for sales to foreign accounts. This reduction in trade credit insurance has resulted in certain suppliers reducing the available credit they grant to us and/or requiring other forms of credit support, including letters of credit and payment guarantees under the revolving credit facility available to EMC and certain of EM II LP’s non-U.S. subsidiaries, which we refer to as the EM revolving credit facility. Providing this credit support decreases availability under this credit facility. Since we incur costs for trade finance instruments under our revolving credit facilities, this trend has increased our borrowing costs, although not significantly. Given the large amounts and volume of our purchases from suppliers, a change in payment terms may have a material adverse effect on our liquidity and our ability to make payments to our suppliers, and consequently may have a material adverse effect on our business, results of operations and financial condition.

We are a holding company with no revenue generating operations of our own. We depend on the performance of our subsidiaries and their ability to make distributions to us.

We are a holding company with no business operations, sources of income or assets of our own other than our ownership interests in our subsidiaries. Because all of our operations are conducted by our subsidiaries, our cash flow and our ability to repay debt that we currently have and that we may incur after this offering and our ability to pay dividends to our stockholders are dependent upon cash dividends and distributions or other transfers from our subsidiaries. Payment of dividends, distributions, loans or advances by our subsidiaries to us are subject to restrictions imposed by our revolving credit agreements and the indenture governing the EMC senior secured notes. Our revolving credit agreements also limit our ability to allocate cash flow or resources among certain subsidiaries. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Debt.” In addition, payments or distributions from our subsidiaries could be subject to restrictions on dividends or repatriation of earnings, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate. In particular, EMGH Limited, our principal U.K. subsidiary, may under English law only pay dividends out of distributable profits.

Our subsidiaries are separate and distinct legal entities. Any right that we have to receive any assets of or distributions from any of our subsidiaries upon the bankruptcy, dissolution, liquidation or reorganization of any such subsidiary, or to realize proceeds from the sale of their assets, will be junior to the claims of that subsidiary’s creditors, including trade creditors and holders of debt issued by that subsidiary.

Risks generally associated with acquisitions, including identifying and integrating future acquisitions, could adversely affect our growth strategy.

A key element of our growth strategy has been, and is expected to be, the pursuit of acquisitions of other businesses that either expand or complement our global platform. However, we cannot assure you that we will be able to consummate future acquisitions on favorable terms, if at all, because of uncertainty in respect of competition for such acquisitions, availability of financial resources or regulatory approval or other reasons. Additionally, we cannot assure you that we will be able to identify additional acquisitions or that we would realize any anticipated benefits from such acquisitions. Integrating businesses involves a number of risks, including the possibility that management may be distracted from regular business concerns by the need to integrate operations, unforeseen difficulties in integrating operations and systems, problems concerning assimilating and retaining the employees of the acquired business, accounting issues that arise in connection with the acquisition, including amortization of acquired assets, challenges in retaining customers, assumption of known or unknown material liabilities or regulatory non-compliance issues and potentially adverse short-term effects on cash flow or operating results. Acquired businesses may require a greater amount of capital, infrastructure or other spending than we anticipate. In addition, we may incur debt to finance future acquisitions, which could increase our leverage. Further, we may face additional risks to the extent that we make acquisitions of international companies or involving international operations, including, among other things, compliance with foreign regulatory requirements, political risks, difficulties in enforcement of third-party contractual obligations and integration of international operations with our domestic operations. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy could be adversely impacted.

Our global operations, in particular those in emerging markets, are subject to various risks which could have a material adverse effect on our business, results of operations and financial condition.

Our business is subject to certain risks associated with doing business globally, particularly in emerging markets. Our sales outside of the U.S. represented approximately 21% and 19% of our pro forma sales for the years ended December 31, 2011 and 2010, respectively. One of our growth strategies is to pursue opportunities for our business in a variety of geographies outside the U.S., which could be adversely affected by the risks set forth below. Our operations are subject to risks associated with the political, regulatory and economic conditions of the countries in which we operate, such as:

■	the burden of complying with multiple and possibly conflicting laws and any unexpected changes in regulatory requirements, including those disrupting purchasing and distribution capabilities;

■

foreign currency exchange controls, import and export restrictions and tariffs, including restrictions promulgated by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and other trade protection regulations and measures;

■	political risks, including risks of loss due to civil disturbances, acts of terrorism, acts of war, piracy, guerilla activities and insurrection;

■	unstable economic, financial and market conditions and increased expenses as a result of inflation, or higher interest rates;

■	difficulties in enforcement of third-party contractual obligations and collecting receivables through foreign legal systems;

■

foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction;

■	difficulty in staffing and managing international operations and the application of foreign labor regulations;

■	workforce uncertainty in countries where labor unrest is more common than in the U.S.;

■	differing local product preferences and product requirements;

■	fluctuations in currency exchange rates to the extent that our assets or liabilities are denominated in a currency other than the functional currency of the country where we operate;

■

potentially adverse tax consequences from changes in tax laws, requirements relating to withholding taxes on remittances and other payments by subsidiaries and restrictions on our ability to repatriate dividends from our subsidiaries;

■

exposure to liabilities under anti-corruption and anti-money laundering laws and regulations, including the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act 2010 and similar laws and regulations in other jurisdictions; and

■	enhanced costs associated with complying with increasing anti-corruption and anti-money laundering governmental regulation.

Any one of these factors could materially adversely affect our sales of products or services to global customers or harm our reputation, which could materially adversely affect our business, results of operations and financial condition.

Exchange rate fluctuations could adversely affect our results of operations and financial position.

In the ordinary course of our business, we enter into purchase and sales commitments that are denominated in currencies that differ from the functional currency used by our operating subsidiaries. Currency exchange rate fluctuations can create volatility in our consolidated financial position, results of operations and/or cash flows. Although we may enter into foreign exchange agreements with financial institutions in order to reduce our exposure to fluctuations in currency exchange rates, these transactions, if entered into, will not eliminate that risk entirely. To the extent that we are unable to match sales received in foreign currencies with expenses paid in the same currency, exchange rate fluctuations could have a negative impact on our consolidated financial position, results of operations and/or cash flows. Additionally, because our consolidated financial results are reported in U.S. dollars, if we generate net sales or earnings within entities whose functional currency is not the U.S. dollar, the translation of such amounts into U.S. dollars can result in an increase or decrease in the amount of our net sales or earnings. With respect to our potential exposure to foreign currency fluctuations and devaluations, for the year ended December 31, 2011, approximately 21% of our pro forma sales originated from subsidiaries outside of the U.S. in currencies including, among others, the pound sterling, euro and U.S. dollar. As a result, a material decrease in the value of these currencies may have a negative impact on our reported sales, net income and cash flows. Any currency controls implemented by local monetary authorities in countries where we currently operate could adversely affect our business, financial condition and results of operations.

Due to the global nature of our business, we could be adversely affected by violations of the FCPA, similar anti-bribery laws in other jurisdictions in which we operate, and various international trade and export laws.

The global nature of our business creates various domestic and local regulatory challenges. FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit U.S.-based companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. The U.K. Bribery Act 2010 prohibits certain entities from making improper payments to governmental officials and to commercial entities. Our policies mandate compliance with these and other anti-bribery laws. We operate in many parts of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. Our global operations require us to import and export to and from myriad countries, which geographically stretches our compliance obligations. To help ensure compliance, our anti-bribery policy and training on a global basis provide our employees with procedures, guidelines and information about anti-bribery obligations and compliance. Further, we require our partners, subcontractors, agents and others who work for us or on our behalf to comply with anti-bribery laws. We also have procedures and controls in place designed to ensure internal and external compliance. However, such anti-bribery policy, training, internal controls and procedures will not always protect us from reckless, criminal or unintentional acts committed by our employees, agents or other persons associated with us. If we are found to be in violation of the FCPA, the U.K.

Bribery Act 2010 or other anti-bribery laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which could have an adverse effect on our business or results of operations.

Our geographic market areas in the southeastern U.S. and APAC are susceptible to tropical storms, or, in more severe cases, hurricanes and typhoons, respectively. Such weather events can disrupt our operations or those of our customers or suppliers, result in damage to our properties and negatively affect the local economies in which we operate. Additionally, we may experience communication disruptions with our customers, suppliers and employees.

We cannot predict whether, or to what extent, damage caused by future hurricanes and tropical storms will affect our operations or the economies in those market areas. Such weather events could result in a disruption of our purchasing and distribution capabilities, an interruption of our business that exceeds our insurance coverage, our inability to collect from customers, the inability of our suppliers to provide product, the inability of third-party transportation providers to deliver product and increased operating costs. Our business or results of operations may be adversely affected by these and other negative effects of hurricanes or other adverse weather events.

Our sales backlog is subject to unexpected fluctuations, adjustments and cancellations and may not be a reliable indicator of our future earnings.

Our sales backlog represents management’s estimate of potential future revenues that may result from contracts or orders currently awarded to us by our customers. Sales backlog is determined by the amount of undelivered third party customer purchase orders and may be revised upward or downward, or cancelled by our customers in certain instances. There can be no assurance that sales backlog will ultimately be realized as revenue, or that we will earn a profit on any of our sales backlog. Realization of revenue from our sales backlog is dependent on, among other things, our ability to fulfill purchase orders and transfer title to customers, which is in turn dependent on a number of factors, including our ability to obtain products from our suppliers. Further, because of the project nature of our business, sales orders and sales backlog can vary materially from period to period.

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our business, financial condition and results of operations.

We depend on our information technology, or IT, systems to manage numerous aspects of our business transactions and provide analytical information to management. Our IT systems allow us to efficiently purchase products from our suppliers, provide procurement and logistics services, ship products to our customers on a timely basis, maintain cost-effective operations and provide superior service to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunications services, operator negligence, loss of data, security breaches and computer viruses. Any such disruption could adversely affect our competitive position and thereby our business, financial condition and results of operations.

Our operations and those of our customers are subject to environmental laws and regulations. Liabilities or claims with respect to environmental matters could materially and adversely affect our business.

Our operations and those of our customers are subject to extensive and frequently changing federal, state, local and foreign laws and regulations relating to the protection of human health and the environment, including those limiting the discharge and release of pollutants into the environment and those regulating the transport, use, treatment, storage, disposal and remediation of, and exposure to, hazardous materials, substances and wastes. Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of fines and penalties, imposition of remedial requirements and the issuance of orders enjoining future operations or imposing additional compliance requirements on such operations. In addition, certain environmental laws can impose strict, joint and several liability without regard to fault on responsible parties, including past and present owners and operators of sites, related to cleaning up sites at which hazardous wastes or materials were disposed or released even if the disposals or releases were in compliance with applicable law at the time of those actions.

Our customers operate primarily in the upstream, midstream and downstream end-markets for oil and natural gas, each of which is highly regulated due to high level of perceived environmental risk. Liability under environmental laws and regulations could result in cancellation of or reduction in future oil and natural gas related activity. Future events, such as the discovery of currently unknown contamination or other matters, spills caused by future pipeline ruptures, changes in existing environmental laws and regulations or their interpretation and more vigorous enforcement policies by regulatory agencies, may give rise to additional expenditures or liabilities for our operations or those of our customers, which could impair our operations and adversely affect our business and results of operations.

In addition, various current and likely future federal, state, local and foreign laws and regulations could regulate climate change and the emission of greenhouse gases, particularly carbon dioxide and methane. Future climate change regulation could reduce demand for the use of fossil fuels, which could adversely impact the operations of our customers. We cannot predict the impact that such regulation may have, or that climate change may otherwise have, on our business.

Increased regulatory focus on worker safety and health, including pipeline safety, could subject us and our customers to significant liabilities and compliance expenditures.

Companies undertaking oil and natural gas extraction, processing and transmission infrastructure across the upstream, midstream and downstream end-markets are facing increasingly strict safety requirements as they manage and build infrastructure. As a result, our operations and those of our customers are subject to increasingly strict federal, state, local and foreign laws and regulations governing worker safety and employee health, including pipeline safety and exposure to hazardous materials. Future environmental and safety compliance could require the use of more specialized products and higher rates of maintenance, repair and replacement to ensure the integrity of our customers’ facilities. The Pipeline Inspection, Protection, Enforcement and Safety Act has established a regulatory framework that mandates comprehensive testing and replacement programs for transmission lines across the U.S. Pipeline safety is subject to state regulation as well as by the Pipeline and Hazardous Materials Safety Administration of the United States Department of Transportation, which, among other things, regulates natural gas and hazardous liquid pipelines. The Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011 bill that would further enhance federal regulation of pipeline safety passed Congress in December 2011. From time to time, administrative or judicial proceedings or investigations may be brought by private parties or government agencies, or stricter enforcement could arise, with respect to pipeline safety and employee health matters. Such proceedings or investigations, stricter enforcement or increased regulation of pipeline safety could result in fines or costs or a disruption of our operations and those of our customers, all of which could adversely affect our business and results of operations.

We could be subject to personal injury, property damage, product liability, warranty, environmental and other claims involving allegedly defective products that we supply.

The products we supply are often used in potentially hazardous applications that could result in death, personal injury, property damage, environmental damage, loss of production, punitive damages and consequential damages. Actual or claimed defects in the products we supply may result in our being named as a defendant in lawsuits asserting potentially large claims despite our not having manufactured the products alleged to have been defective. We may offer warranty terms that exceed those of the supplier, or we and the supplier may be financially unable to cover the losses and damages caused by any defective products that it manufactured and we supplied. Finally, the third-party supplier may be in a jurisdiction where it is impossible or very difficult to enforce our rights to obtain contribution in the event of a claim against us.

We may not have adequate insurance for potential liabilities.

In the ordinary course of business, we may be subject to various product and non-product related claims, laws and administrative proceedings seeking damages or other remedies arising out of our commercial operations. We maintain insurance to cover our potential exposure for most claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be canceled or otherwise terminated by the insurer. Furthermore, we face the following additional risks under our insurance coverage:

■	we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all;

■

we may be faced with types of liabilities that are not covered under our insurance policies, such as damages from environmental contamination or terrorist attacks, and that exceed any amounts we may have reserved for such liabilities;

■	the amount of any liabilities that we may face may exceed our policy limits and any amounts we may have reserved for such liabilities; and

■	we may incur losses resulting from interruption of our business that may not be fully covered under our insurance policies.

Even a partially uninsured claim of significant size, if successful, could materially and adversely affect our business, financial condition, results of operations and liquidity. However, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could harm our business and financial condition.

Our internal controls over financial reporting may not be effective, which could have a significant and adverse effect on our business and reputation.

We are evaluating our internal controls over financial reporting in order to allow management to report on the design and operational effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and rules and regulations of the Securities and Exchange Commission, or SEC, thereunder, which we refer to as Section 404. We are in the process of documenting and initiating tests of our internal control procedures in order to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We are required to comply with the requirements of Section 404 for our fiscal year ending December 31, 2013. In addition, if we fail to achieve and maintain the adequacy of our internal controls over financial reporting, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could adversely affect our results of operations.

We may incur asset impairment charges for goodwill and other indefinite lived intangible assets, which would result in lower reported net income (or higher net losses).

Under accounting principles generally accepted in the U.S., we are required to evaluate our goodwill and other indefinite lived intangible assets for impairment at least annually, and additionally whenever a triggering event occurs that indicates the carrying value may not be recoverable.

During 2010, we performed an interim goodwill impairment analysis that indicated the book value of goodwill for our predecessor’s Americas and United Arab Emirates (UAE) reporting units exceeded their estimated fair value. As a result, our predecessor recorded an impairment charge of $62.8 million, which is reflected in its statement of operations for the year ended December 31, 2010. At December 31, 2011, there was no goodwill balance remaining at our predecessor’s Americas and UAE reporting units after this impairment charge and a total of $23.0 million of goodwill remained in our predecessor’s U.K. and Singapore reporting units. In connection with the performance of the interim goodwill impairment analysis, tradenames and trademarks were also tested for impairment and no impairment was recorded by our predecessor as the fair value of the tradenames and trademarks exceeded their carrying value at the review date. At December 31, 2011, the book value of tradenames and trademarks on our pro forma balance sheet was $21.4 million and there were no impairment charges recorded by our predecessor or B&L during the year ended December 31, 2011.

In assessing the recoverability of our goodwill and other indefinite lived intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. Any significant changes to any of these assumptions or factors could have a material impact on the results of our goodwill impairment analysis. If goodwill is determined to be impaired for any of our reporting units now or in the future, a non-cash charge would be required. Any such charge would result in lower reported net income (or higher net losses)

Risks related to our existing indebtedness

We may not be able to generate sufficient cash to service all of our indebtedness.

Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. Subsequent to the Reorganization, we expect that the EMC senior secured notes, our credit facilities and our other outstanding indebtedness will account for significant cash interest expense in 2012 and subsequent years. Accordingly, we will have to generate significant cash flow from operations solely to meet our debt service requirements. If we do not generate sufficient cash flow to meet our debt service and working capital requirements, we may need to seek additional financing; however, this insufficient cash flow may make it more difficult for us to obtain financing on terms that are acceptable to us, or at all. Furthermore, none of EM II LP, B&L or their respective members or affiliates, including JCP, has any obligation to provide us with debt or equity financing, and we therefore may be unable to generate sufficient cash to service all of our indebtedness.

We may need additional capital in the future and it may not be available on acceptable terms.

We may require additional capital in the future to do the following:

■	fund our operations;

■	finance investments in equipment and infrastructure needed to maintain and expand our distribution capabilities;

■	enhance and expand the range of products and services we offer;

■	respond to potential strategic opportunities, such as investments, acquisitions and expansion; and

■	service or refinance our indebtedness.

Because of our high level of outstanding indebtedness, additional financing may not be available on terms favorable to us, or at all. The terms of available financing may restrict our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could adversely affect our ability to compete.

Some of our indebtedness is subject to floating interest rates, which would result in our interest expense increasing if interest rates rise.

Indebtedness under our credit facilities and otherwise is and may be in the future subject to floating interest rates. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and reducing funds available for operations or other purposes. Accordingly, we may experience a negative impact on earnings and/or cash flows as a result of interest rate fluctuation. The actual impact would depend on the amount of floating rate debt outstanding, which fluctuates from time to time. At December 31, 2011, there were $17.0 million of cash borrowings outstanding under B&L’s revolving credit facility, which we refer to as the BL revolving credit facility, and $20.5 million of cash borrowings outstanding under our EM revolving credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt.”

Notwithstanding our current indebtedness levels and restrictive covenants in the agreements governing our indebtedness, we may still be able to incur substantial additional debt, which could exacerbate the risks described above.

We may be able to incur additional debt in the future. Although the agreements governing our existing debt, including the credit agreements for the revolving credit facilities and the indenture governing the EMC senior secured notes, contain restrictions on our ability to incur indebtedness, those restrictions are subject to a number of exceptions which permit us to incur substantial debt. In addition, if we are able to designate some of our restricted subsidiaries under the indenture governing the EMC senior secured notes as unrestricted subsidiaries, those unrestricted subsidiaries would be permitted to incur debt outside of the limitations specified in the indenture. Adding new debt to current debt levels or making otherwise restricted payments could intensify the related risks that we and our subsidiaries now face. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt.”

Restrictive covenants in the agreements governing our current or future indebtedness could restrict our operating flexibility.

The indenture governing the EMC senior secured notes and other agreements governing our current indebtedness contain affirmative and negative covenants that limit our ability and the ability of our subsidiaries to take certain actions. These restrictions may limit our ability to operate our business and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The credit agreements governing our revolving credit facilities require us, under certain circumstances, to maintain specified financial ratios including fixed charge coverage ratios and satisfy other financial conditions. Our indenture and other agreements governing our existing indebtedness restrict, among other things, our ability and the ability of certain of our subsidiaries to:

■	incur or guarantee additional debt and issue preferred stock;

■	pay dividends or make other distributions, or repurchase capital stock or subordinated debt;

■	make certain investments and loans;

■	create liens;

■	engage in sale and leaseback transactions;

■	make material changes in the nature or conduct of our business;

■	create restrictions on the payment of dividends and other amounts to us from our subsidiaries;

■	enter into agreements restricting the ability of a subsidiary to make or repay loans to, transfer property to, or guarantee indebtedness of, us or any of our subsidiaries;

■	merge or consolidate with or into other companies;

■	make capital expenditures;

■	transfer or sell assets; and

■	engage in transactions with affiliates.

The breach of any of these covenants by us or the failure by us to meet any of these ratios or conditions could result in a default under any or all of such indebtedness. Furthermore, if we or certain of our subsidiaries experience a specified change of control, a default may occur under the indenture governing the EMC senior secured notes and other agreements governing our existing indebtedness. If a default occurs under any such indebtedness, all of the outstanding obligations thereunder could become immediately due and payable, which could result in a cross-default under and acceleration of certain of our other outstanding indebtedness. Our ability to comply with the provisions of the indenture governing the EMC senior secured notes, the credit agreements governing our revolving credit facilities and other debt agreements governing other indebtedness we may incur in the future can be affected by events beyond our control and may make it difficult or impossible for us to comply. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt.”

Credit availability under our revolving credit facilities is subject to a borrowing base limitation that fluctuates from time to time and is subject to redetermination.

Our credit availability under our revolving credit facilities could decline if the values of our borrowing bases (which are calculated based on a percentage of eligible inventory and eligible trade accounts receivable, as defined in each of the credit agreements governing the EM revolving credit facility and the BL revolving credit facility) decline, the applicable administrative agents impose reserves in their discretion, our utilization under our revolving credit facilities increases, or for other reasons. The value of one or both of our revolving credit facilities’ borrowing bases could decline if the value of their respective eligible inventory or accounts receivable declines due to economic or market conditions, working capital practices, or otherwise. In addition, the administrative agents under the revolving credit facilities are entitled to conduct borrowing base field audits and inventory appraisals at least annually, which may result in a lower borrowing base valuation for one or both of our facilities. If our credit availability is less than our utilization under either of the revolving credit facilities, we would be required to repay borrowings and/or cash collateralize outstanding trade finance instruments sufficient to eliminate the deficit.

Furthermore, full credit availability could be limited by the requirement to maintain the fixed charge coverage ratio at or above 1.10 to 1.00 under the BL revolving credit facility, and, under certain circumstances, 1.25 to 1.00 under the EM revolving credit facility because any additional utilization would increase cash interest expense and, all else being equal, decrease our fixed charge coverage ratios. The fixed charge coverage ratio under the EM revolving credit facility could be applicable if the aggregate availability falls below certain thresholds. At December 31, 2011, the fixed charge coverage ratio under the EM revolving credit facility exceeded the required minimum fixed charge coverage ratio of 1.25 to 1.00 and the fixed charge coverage ratio under the BL revolving credit facility exceeded the required minimum fixed charge coverage ratio of 1.10 to 1.00. Although the EM revolving credit facility’s fixed charge coverage ratio covenant was not applicable because our aggregate availability was above the applicable threshold, there can be no assurance that our aggregate availability will not fall below one of the applicable thresholds in the future. Our failure to satisfy the minimum fixed charge coverage ratios under our revolving credit facilities at a time when they are applicable would be an event of default under each of the applicable revolving credit facilities, in which case either of the administrative agents or the requisite lenders may accelerate the maturity of our revolving credit facilities and/or terminate the lending commitments thereunder and which could result in a default under and acceleration of certain of our other indebtedness. Our operations are funded, in part, from borrowings under the revolving credit facilities and are supported with trade finance instruments issued from our revolving credit facilities. If we are unable to continue utilizing the revolving credit facilities and if we cannot obtain alternate credit sources or trade finance support at commercially reasonable rates, or if we are required to repay debt under the revolving credit facilities or any other facility, we may not be able to continue our operations without substantial disruptions, or at all, buy or hold inventory, expand into new markets or take on new projects that require capital expenditures.

Risks relating to our Class A common stock and this offering

Concentration of ownership among our existing executives, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

After giving effect to the Reorganization and this offering, entities controlled by affiliates of JCP will own 100% of our outstanding Class B common stock and will hold approximately 58% of the voting power of our outstanding capital stock. In addition, upon the completion of this offering, our directors (other than affiliates of JCP), executive officers and employees will hold approximately 7% of the voting power of Edgen Group in the aggregate. Furthermore, each of EM II LP and B&L will be entitled to have a representative attend meetings of our board of directors as a non-voting observer so long as certain ownership thresholds are met. Accordingly, entities controlled by affiliates of JCP will be able to elect all of the members of our board of directors and thereby control our management and affairs, including matters relating to acquisitions, dispositions, borrowings, issuances of common stock or other securities, and the declaration and payment of dividends. In addition, affiliates of JCP will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. We cannot assure you that the interests of these affiliates of JCP will not conflict with your interests. The concentration of ownership could deprive our Class A common stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately affect the market price of our Class A common stock. For additional information regarding the share ownership of, and our relationships with, these certain stockholders, you should read the information under the headings “Principal Stockholders” and “Certain Relationships and Related Person Transactions.”

No public market existed for our Class A common stock prior to the offering and there can be no assurance that an active trading market will develop for the Class A common stock on the NYSE.

Prior to this offering, there has been no public market for our Class A common stock, and you could not buy or sell the Class A common stock publicly. We have been authorized to have the Class A common stock quoted on the NYSE. There can be no assurance that an active trading market will develop for our Class A common stock on the NYSE. The absence of an active trading market on the NYSE could adversely affect the market price of our Class A common stock. The underwriters will determine the offer price by negotiation, and this price may not be the price at which the shares offered hereby will trade due to the fact that the offer price may be based on factors that may not be indicative of future performance.

Market volatility may cause the price of our Class A common stock and the value of your investment to decline, and you may not be able to resell your Class A common stock at or above the initial public offering price.

Our share price is likely to be volatile. The initial public offering price may not be indicative of prices that will subsequently prevail in the market. Therefore, if you purchase shares of Class A common stock in this offering, you may not be able to resell your shares at or above the initial public offering price. In addition to other risk factors described in this section, the following factors may have a significant impact on the market price of our Class A common stock:

■	our operating and financial performance and prospects;

■	our quarterly or annual earnings or those of other companies in our industry;

■	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

■	changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our Class A common stock or the stock of other companies in our industry;

■	the failure of research analysts to cover our Class A common stock;

■	strategic actions by us, our customers or our competitors, such as acquisitions or restructurings;

■	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

■	changes in accounting standards, policies, guidance, interpretations or principles;

■	material litigations or government investigations;

■	changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

■	changes in the oil and natural gas industry and other markets in which we operate;

■	adverse events with respect to our customers and suppliers or our relationships with them;

■	our inability to implement our business plan and execute our growth strategies;

■	our failure to pay our indebtedness when it becomes due or other defaults under our debt agreements;

■	issuances of debt securities or restructuring of our indebtedness;

■	changes in key personnel;

■	sales of common stock by us or members of our management team;

■	termination of lock-up agreements with our management team and principal stockholders;

■	the granting or exercise of employee stock options;

■	volume of trading in our common stock;

■	the realization of any risks described under “Risk Factors;” and

■	other events or factors, many of which are beyond our control.

In addition, in the past two years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price and cause you to lose all or part of your investment. Further, in the past, market fluctuations and price declines in a company’s stock have led to securities class action litigations. If such a suit were to arise, it could have a substantial cost and divert our resources regardless of the outcome.

Investors purchasing our Class A common stock will suffer immediate and substantial dilution.

The initial public offering price for our Class A common stock will be substantially higher than the equivalent net tangible book value per share of our Class A common stock immediately after this offering. If you purchase shares of Class A common stock in this offering, you will incur substantial and immediate dilution in the net tangible book value of your investment. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Class A common stock then outstanding. See “Dilution” for a calculation of the extent to which your investment will be diluted.

Shares of Class A common stock eligible for public sale after this offering could adversely affect the price of our Class A common stock.

The market price for our Class A common stock could decline as a result of sales in the market after this offering of our Class A common stock by persons receiving such shares as a result of the Exchange Rights, including our executives, directors and funds managed by affiliates of JCP, or the perception that these sales could occur. These sales could materially impair our future ability to raise capital through offerings of our Class A common stock. The lock-up agreements relating to our stockholders provide that they may not dispose of shares of Class A common stock, including shares of our restricted stock received in the Reorganization and shares issuable upon the exercise of options received in the Reorganization, for 180 days following the date of this prospectus without the consent of the representatives of the underwriters, subject to certain exceptions. For more information on our principal stockholders, their lock-up agreements and their shares of common stock eligible for future sale, see “Principal Stockholders,” “The Reorganization,” “Shares Eligible for Future Sale” and “Underwriting (Conflicts of Interest).”

We do not intend to pay dividends on our Class A common stock in the foreseeable future. However, we expect EDG LLC will make cash distributions to EM II LP, B&L and us for taxes on income of EDG LLC.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our Class A common stock. Under the agreements governing our outstanding indebtedness, we are generally prohibited from paying dividends or distributions on our stock. However, pursuant to the limited liability company agreement of EDG LLC, we expect EDG LLC to make cash distributions to Edgen Group, EM II LP and B&L in respect of the taxable income of EDG LLC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt” and “Dividend Policy.”

Future sales and issuances of our Class A common stock or rights to purchase Class A common stock, including pursuant to our equity incentive plans and the Exchange Rights, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to decline.

We may need additional capital in the future to execute our business plan. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering.

Pursuant to our equity incentive plans, our board of directors is authorized to grant stock options and other equity-based awards to our employees, directors and consultants. The number of shares available for future grant under our equity incentive plans will be 4,734,913 as of the completion of this offering and will automatically increase on January 1 of each year starting January 1, 2013 by an amount equal to 5% of our capital stock outstanding as of December 31 of the preceding calendar year, subject to the ability of our board of directors to take action to reduce the size of such increase in any given year. Moreover, subject to certain limitations, pursuant to the Exchange Rights (assuming we do not elect to settle such Exchange Rights in cash), EM II LP and B&L will have the right to acquire 24,216,581 additional shares of our Class A common stock in the aggregate following the completion of this offering. Future option grants and issuances of common stock under our equity incentive plans may have an adverse effect on the market price of our common stock.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002 and related rules of the SEC and the NYSE regulate corporate governance practices of public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time consuming. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. We also expect that it could be difficult and will be significantly more expensive to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management. These provisions include:

■	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

■	limiting the removal of directors by the stockholders once JCP ceases to beneficially own a majority of our voting power;

■	creating a staggered board of directors;

■

prohibiting stockholder action by written consent once JCP ceases to beneficially own a majority of our voting power, thereby requiring all stockholder actions to be taken at a meeting of stockholders;

■	having two classes of common stock as discussed above;

■	eliminating the ability of stockholders to call a special meeting of stockholders once JCP ceases to beneficially own a majority of our voting power; and

■	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. We are also subject to certain anti-takeover provisions under Delaware law which may discourage, delay or prevent someone from acquiring us or merging with us whether or not it is desired by or beneficial to our stockholders. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock, or an “interested stockholder,” unless the interested stockholder has held the stock for three years or, among other things, the board of directors has approved the transaction. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. Prior to the completion of this offering, our board of directors will pass a resolution expressly providing that JCP and its affiliates and any group as to which such persons are a party or any transferee of any such person or group of persons will not constitute an “interested stockholder” for purposes of these provisions.

We will be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for and will rely on exemptions from certain corporate governance requirements.

Upon completion of this offering we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power for the election of directors is held by a person or group of persons acting together is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

■	a majority of the board of directors consist of independent directors;

■	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

■	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

■	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to elect to be treated as a controlled company and utilize these exemptions, including the exemption for a board of directors composed of a majority of independent directors. In addition, although we will have adopted charters for our audit, nominating and corporate governance and compensation committees and intend to conduct annual performance evaluations for these committees, none of these committees will be composed entirely of independent directors immediately following the completion of this offering. We will rely on the phase-in rules of the SEC and the NYSE with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member that is independent by the date that our Class A common stock first trades on the NYSE, a majority of members that are independent within 90 days of the effectiveness of the registration statement of which this prospectus forms a part, or the effective date, and all members that are independent within one year of the effective date. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

The financial statements presented in this prospectus may not give you an accurate indication of what our future results of operations are likely to be.

Because of the Reorganization and this initial public offering, the historical financial statements included in this prospectus may not represent an accurate picture of what our future performance will be. Our limited combined operating history may make it difficult to forecast our future operating results and financial condition. In particular, because of the significance of the Reorganization, the financial statements for periods prior to the Reorganization are not comparable with those after the Reorganization, and the lack of comparable data may make it difficult to evaluate our results of operations and future prospects. Pro forma financial information is presented with respect to the years ended December 31, 2011 and 2010 that assumes that the Reorganization and the initial public offering closed on January 1, 2010 as opposed to the actual closing date of this offering. However, this pro forma financial information may not give you an accurate indication of what our actual results would have been if the Reorganization and initial public offering had been completed at the beginning of the period presented or of what our future results of operations and financial condition are likely to be.

We will be required to pay EM II LP and B&L for most of the tax benefits relating to any additional tax depreciation or amortization deductions we may claim as a result of the tax basis step-up we receive in connection with this offering, subsequent issuances of our Class A common stock pursuant to the Exchange Rights and certain other transactions that result in increases in our share of the tax basis of EDG LLC’s assets.

The exercise of the Exchange Rights is expected to result in increases in our share of the tax basis of EDG LLC’s assets if our tax basis in the EDG LLC membership units exchanged exceeds our share of the adjusted tax basis of EDG LLC’s property. EMC’s sale of its interests in B&L Supply, EM II LP’s and B&L’s sale of EDG LLC membership units to Edgen Group and certain other transactions are also expected to result in increases in our share of the tax basis of EDG LLC’s assets. An increase in the tax basis of EDG LLC’s assets may reduce the future tax liability of Edgen Group through increased depreciation and amortization deductions for tax purposes. We expect to enter into a tax receivable agreement with each of EM II LP and B&L that will provide for the payment by Edgen Group of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of increased depreciation and amortization deductions available to us as a result of these transactions that result in increases in our share of the tax basis of EDG LLC’s assets, and as a result of our making payments under the tax receivable agreement.

While the actual amount and timing of payments under the tax receivable agreements will depend upon a number of factors, including the amount and timing of taxable income we generate in the future, the value of our individual assets, the portion of our payments under the tax receivable agreements constituting imputed interest and increases in the tax basis of our assets resulting in payments to EM II LP and B&L, we expect that the payments that may be made to EM II LP and B&L will be substantial. If the Exchange Rights were to be exercised in full and if all of the other transactions that could result in an increase in our share of the basis of EDG LLC’s assets were to occur, in each case, in a hypothetical fully taxable transaction upon completion of this offering and assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased depreciation and amortization of our assets, we expect that future payments to EM II LP and B&L in respect of the tax receivable agreements will aggregate $44.5 million and range from approximately $1.4 million to $4.7 million per year over the next 15 years. We may need to incur debt to finance payments under the tax receivable agreements to the extent our cash resources are insufficient to meet our obligations under the tax receivable agreements as a result of timing discrepancies or otherwise. Edgen Group will be a holding company and, as such, will be dependent upon distributions from its subsidiaries to pay its taxes, expenses and other costs.

A tax authority may challenge all or part of the tax basis increases discussed above and a court could sustain such a challenge. In that event, we may be required to pay additional taxes and possibly penalties and interest to one or more tax authorities. Although future payments to EM II LP and B&L under the tax receivable agreements would cease or diminish, EM II LP and B&L will not reimburse us for any payments previously made if such basis increases or other benefits were later not allowed. As a result, in such circumstances we could make payments to EM II LP and B&L under the tax receivable agreements in excess of our actual cash tax savings.

In addition, we do not have a right to terminate the tax receivable agreements, and our obligations under the tax receivable agreements may limit our ability to pursue strategic transactions or engage in other transactions that may maximize the value of our business. These obligations might discourage, delay or prevent a change of control that you may consider favorable.

Our primary U.S. subsidiary, EMC, has net operating loss carryforwards. The utilization of these deferred tax assets is subject to various limitations. If EMC utilizes all or a portion of these net operating loss carryforwards to offset income received from its sale of B&L Supply to EM Holdings LLC in connection with the Reorganization, we will not be able to utilize these net operating loss carryforwards to offset our income in future periods.

At December 31, 2011, EMC, our primary U.S. subsidiary, had a deferred tax asset of $11.4 million associated with certain net operating loss carryforwards of $22.1 million, all of which has been offset by a valuation allowance. The actual realizability of these deferred tax assets generally may be limited for various reasons, including if projected future taxable income is insufficient to recognize the full benefit of such net operating loss carryforwards prior to their expiration. Additionally, our ability to fully use these tax assets will also be adversely affected if we have an “ownership change” within the meaning of Section 382 of the U.S. Internal Revenue Code of 1986, as amended. An ownership change is generally defined as a greater than 50% increase in equity ownership by “5% shareholders” (as that term is defined for purposes of Section 382 of the Internal Revenue Code) in any three-year period. Future changes in our ownership, including as a result of this offering, depending on the magnitude, including the purchase or sale of our Class A common stock by 5% shareholders, and issuances or redemptions of Class A common stock by us, could result in an ownership change that would trigger the imposition of limitations under Section 382. Accordingly, there can be no assurance that in the future we will not experience limitations with respect to recognizing the benefits of our net operating loss carryforwards and other tax attributes, which limitations could have a material adverse effect on our results of operations, cash flows or financial condition.

In connection with the Reorganization, EM II LP may have EM Holdings LLC purchase from EMC all or a portion of EMC’s remaining interest in B&L Supply in a taxable transaction. If such sale transaction occurs, we expect that the amount of our payment under the Tax Receivable Agreement with EM II LP will be increased in connection with such sale and that EMC will use all or a significant portion of its net operating loss carryforwards to offset substantially all of EMC’s taxable gain from that transaction. In that case, the net operating loss carryforwards will not be available to offset EMC’s taxable income in future periods.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend,” “can,” “continue,” “potential,” “predicts”, “will” and the negative of these terms or other comparable terminology. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, industry trends, the impact of the Reorganization, including the consolidation of B&L’s business with us, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

Forward-looking statements are only predictions and are not guarantees of performance. You should not put undue reliance on our forward-looking statements. These statements are based on our management’s beliefs and assumptions, which, in turn, are based on currently available information. These assumptions could prove inaccurate. Forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that are difficult to predict or quantify. Therefore, actual results could differ materially and adversely from these forward-looking statements as a result of a wide variety of factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus. The following factors, among others, could cause our actual results and performance to differ materially from the results and the performance projected in, or implied by, the forward looking statements:

■	supply, demand, prices and other market conditions for steel and other commodities;

■	the timing and extent of changes in commodity prices, including the cost of energy and raw materials;

■	the effects of competition in our business lines;

■	the condition of the commodities markets generally, which will be affected by interest rates, foreign currency fluctuations and general economic conditions;

■	the ability of our counterparties to satisfy their financial commitments;

■	tariffs and other government regulations relating to the products we supply and services we provide;

■	adverse developments in our relationship with our key employees;

■

operational factors affecting the ongoing commercial operations of our facilities, including catastrophic weather-related damage, regulatory approvals, permit issues, unscheduled blackouts, outages or repairs, unanticipated changes in fuel costs or availability of fuel emission credits or workforce issues;

■	our ability to operate our business efficiently, manage capital expenditures and costs (including general and administrative expenses) tightly and generate earnings and cash flow;

■	our ability to pass through increases in our costs to our customers;

■	restrictive covenants in our indebtedness that may adversely affect our operational flexibility;

■	general political conditions and developments in the U.S. and in foreign countries whose affairs affect supply, demand and markets for the products we supply;

■	conditions in the U.S. and international economies;

■	our ability to obtain adequate levels of insurance coverage;

■	future asset impairment charges;

■	adequate protection of our intellectual property;

■	the impact of federal, state and local tax rules;

■	U.S. and non-U.S. governmental regulation, especially environmental and safety laws and regulations;

■	our ability to retain key employees;

■	the ability of EMC’s net operating loss carryforwards to shield the gain EMC may realize from a sale of all or a portion of its membership interests in B&L Supply to EM Holdings LLC;

■	the amount of payments we may be required to make under the Tax Receivable Agreements; and

■	the costs of being a public company, including Sarbanes-Oxley compliance.

Accordingly, we urge you to read this prospectus completely and with the understanding that actual future results may be materially different from what we plan or expect. In addition, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $206.4 million, after deducting the underwriting discounts and commissions and the estimated fees and expenses of this offering (assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus).

We intend to use all of the net proceeds from this offering to purchase newly-issued membership units in our consolidated subsidiary, EDG LLC, which will be used by EDG LLC to repay certain indebtedness of its consolidated subsidiaries. Specifically, we expect to repay the following indebtedness:

•

All of the amount outstanding and any related accrued interest under B&L’s term loan, which we refer to as the BL term loan. At December 31, 2011, $116.4 million was outstanding under the BL term loan and the weighted average interest rate paid during the year ended December 31, 2011 was 11.0%. The BL term loan matures on August 19, 2015 and is prepayable at any time, subject to the payment of a make-whole prepayment penalty. At December 31, 2011, there was accrued interest of $0.4 million related to the BL term loan and the prepayment penalty would have been approximately $14.5 million.

•

All of the amount outstanding and any related accrued interest under the Seller Note. The Seller Note bears interest at a compounding rate of 8.0% per annum and matures on August 19, 2019. At December 31, 2011, $50.0 million was outstanding under the Seller Note and there was $5.3 million of accrued interest.

•

$19.8 million of the amount outstanding under the EM revolving credit facility, which matures on May 11, 2014 and on which the weighted average interest rate paid during the year ended December 31, 2011 was 4.36%. At December 31, 2011, $20.5 million was outstanding under the EM revolving credit facility and there was accrued interest of $0.1 million.

We expect to use the remaining estimated net proceeds from this offering for other general corporate purposes, which may include, among other things, the repayment of additional EM revolving credit facility or other indebtedness, funding of working capital and funding of acquisitions. We have no current commitments or agreements with respect to any acquisitions, and we have not entered into any negotiations with potential targets. There can be no assurance that we will pursue or consummate any acquisition, or if we were to consummate an acquisition, the terms thereof.

Jefferies Finance LLC, an affiliate of Jefferies & Company, Inc., serves as the lead arranger and the administrative agent and has been a lender under the BL term loan. See “Underwriting (Conflicts of Interest)— Affiliations and Conflicts of Interest.” In light of this relationship, this offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority. See “Underwriting (Conflicts of Interest)—Affiliations and Conflicts of Interest.”

DIVIDEND POLICY

We have not declared or paid any cash dividends on our Class A common stock, although in the future we may do so. Any such future determination relating to our dividend policy will be made at the discretion of our board of directors, subject to applicable law, and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Our ability to declare and pay dividends is restricted by covenants in our revolving credit agreements and the indenture governing the EMC senior secured notes. Our ability to declare and pay dividends is also dependent upon cash dividends and distributions or other transfers from our subsidiaries to us because we are a holding company with no business operations, sources of income or assets of our own other than our ownership interests in our subsidiaries. Payment of dividends, distributions, loans or advances by our subsidiaries to us are subject to restrictions imposed by the debt instruments of our subsidiaries. In addition, payments or distributions from our subsidiaries could be subject to restrictions on dividends or repatriation of earnings, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate. See “Risk Factors – Risks related to our existing indebtedness – Restrictive covenants in the agreements governing our current or future indebtedness could restrict our operating flexibility.” As a result, you should not rely on an investment in our Class A common stock if you require dividend income. You will need to sell your Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

We expect EDG LLC to make cash distributions to Edgen Group, EM II LP and B&L in respect of the taxable income of EDG LLC.

CAPITALIZATION

The following table sets forth our cash and capitalization at December 31, 2011 on a:

■	historical basis, with respect to our predecessor, EM II LP; and

■

pro forma as adjusted basis giving effect to (1) the Reorganization, (2) the issuance of 15,000,000 shares of our Class A common stock at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus and (3) use of $206.4 million of the net proceeds to purchase newly-issued membership units in EDG LLC, which EDG LLC will use to repay all amounts outstanding under the BL term loan and the Seller Note, of which there was $116.4 million and $50.0 million outstanding, respectively, at December 31, 2011, and $19.8 million of the amount outstanding under the EM revolving credit facility. We expect to use any remaining net proceeds from this offering for other general corporate purposes. See “Use of Proceeds.”

This table is derived from, and should be read together with, the historical consolidated financial statements of EM II LP and our unaudited pro forma condensed combined financial information included elsewhere in this prospectus. You should also read this table in conjunction with “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	AT DECEMBER 31, 2011
	PREDECESSOR ACTUAL	PRO FORMA AS ADJUSTED FOR EFFECTS OF THE REORGANIZATION, THIS OFFERING AND USE OF PROCEEDS(4)
	(in thousands except par value)
Cash and cash equivalents	$26,218	$26,269

EM II LP
$465,000 12.25% EMC senior secured notes	$462,032	$462,032
$195,000 EM revolving credit facility(1)	20,523	711
$15,000 EM FZE revolving credit facility(2)	—	—
Capital lease	18,186	18,186

B&L
$75,000 BL revolving credit facility(3)	$—	$17,000

Equity
General partner	$1	$—
Limited partners	(129,736)	—
Common Stock—Class A, par value $0.0001 per share, 435,783,419 shares authorized; no shares issued and outstanding actual; 17,965,087 shares issued and outstanding pro forma as adjusted for this offering(5)	—	2
Common Stock—Class B, par value $0.0001 per share, 24,216,581 shares authorized; no shares issued and outstanding actual; 24,216,581 shares issued and outstanding pro forma as adjusted for this offering;	—	2
Additional paid-in capital	—	206,441
Retained deficit(6)	—	(33,420)
Accumulated other comprehensive loss(6)	(25,648)	(10,772)
Non-controlling interest(6)	330	(60,696)

Total capitalization	$345,688	$599,486

(1)	At December 31, 2011, after borrowings of $0.7 million, we had pro forma net availability of $114.8 million under the EM revolving credit facility.
(2)	At December 31, 2011, we had pro forma net availability of $4.5 million under the EM FZE revolving credit facility.
(3)	At December 31, 2011, after borrowings of $17.0 million, we had pro forma net availability of $58.0 million under the BL revolving credit facility.
(4)

In connection with the Reorganization, we will assume and immediately repay with the proceeds from this offering certain amounts outstanding under the BL term loan, the EM revolving credit facility, and the Seller Note, which at December 31, 2011, were $116.4 million, $20.5 million and $50.0 million, respectively. For a detailed summary of the transactions comprising the Reorganization see “The Reorganization.”

(5)

The number of shares of common stock outstanding on an actual and pro forma as adjusted basis at December 31, 2011 excludes 1,750,280 shares of common stock issuable upon the exercise of stock options awarded to certain of our employees that will be outstanding upon the closing of this offering.

(6)

The following table presents the nature and amounts of the adjustments that were made to arrive at the pro forma as adjusted retained deficit, the pro forma as adjusted accumulated other comprehensive loss and the pro forma as adjusted non-controlling interest presented above:

	Calculation of total pro forma adjustment from balances at December 31, 2011	Allocation of pro forma adjustment to non-controlling interest (58%)	Allocation of pro forma adjustment to public shareholders (42%)
Allocation of historical equity
Historical deficit of EM II LP attributable to the Existing Investors	$(129,735)
Historical equity of B&L attributable to the Existing Investors	91,116
Elimination of EM II LP’s investment in B&L	(13,180)

Total allocation of historical equity	$(51,799)	$(30,043)	$(21,756)

Allocation of pro forma adjustments
BL term loan prepayment fee	$(14,549)
Write off of unamortized discounts and debt issuance costs	(13,222)

Total allocation of pro forma adjustments	$(27,771)	$(16,107)	$(11,664)

Allocation of historical accumulated other comprehensive loss
Historical accumulated other comprehensive loss	$(25,648)	$(14,876)	$(10,772)

Total allocation	$(105,218)	$(61,026)	$(44,192)

	Predecessor actual balances at December 31, 2011	Allocation of pro forma adjustment to non-controlling interest (58%)	Allocation of pro forma adjustment to public shareholders (42%)	Pro forma as adjusted

Classification on pro forma balance sheet
Retained deficit	—	$—	$(33,420)	$(33,420)
Accumulated other comprehensive loss	(25,648)	— *	(10,772)	(10,772)
Non-controlling interest	330	(61,026)	—	(60,696)

Total		$(61,026)	$(44,192)	$(104,888)

*	$14,876 of this amount has been allocated to non-controlling interest.

DILUTION

If you invest in our Class A common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share immediately after this offering. Net tangible book value per share represents the total tangible assets less total liabilities divided by the number of shares of Class A common stock outstanding at December 31, 2011. The number of shares of common stock outstanding after this offering of 42,181,667 is based on the number of shares outstanding at December 31, 2011 after giving effect to the Reorganization and the exchange by EM II LP and B&L of their EDG LLC membership units and shares of our Class B common stock for 24,216,581 shares in the aggregate of our Class A common stock and excludes 1,750,280 shares issuable upon exercise of currently outstanding options to purchase our Class A common stock.

At December 31, 2011, the net tangible book value of our predecessor EM II LP was a deficit of approximately $203.5 million. After giving effect to the Reorganization and the exchange by EM II LP and B&L of their EDG LLC membership units and shares of our Class B common stock for 24,216,581 shares in the aggregate of our Class A common stock, our net tangible book value at December 31, 2011 would have been a deficit of approximately $272.1 million, or $6.45 per share. After giving further effect to the sale by us of approximately 15,000,000 shares of our Class A common stock in this offering at an assumed public offering price per share of $15.00 (the midpoint of the price range set forth on the cover page of this prospectus) and the application of the expected net proceeds therefrom our pro forma as adjusted net tangible book value at December 31, 2011 would have been a deficit of approximately $93.4 million, or $2.22 per share. This would represent an immediate increase in net tangible book value of $4.23 per share to existing stockholders and an immediate dilution of $17.22 per share to investors purchasing our Class A common stock in this offering. The following table illustrates this dilution:

PER SHARE
Assumed initial public offering price	$15.00

Net tangible book value at December 31, 2011 after giving effect to the Reorganization	(6.45)
Increase in net tangible book value attributable to this offering	4.23

Pro forma as adjusted net tangible book value after giving effect to the Reorganization and this offering	(2.22)

Dilution per share to new investors	$17.22

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $0.36 per share and would increase or decrease the dilution in pro forma as adjusted net tangible book value per share to investors in this offering by $0.64 per share. This calculation assumes that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and reflects the deduction of the estimated underwriting discounts and commissions and estimated fees and expenses of this offering.

The following table shows, on the pro forma as adjusted basis described above at December 31, 2011, the differences in the number of shares of Class A common stock purchased from us, the total cash consideration paid and the average price per share paid by our existing stockholders and by new investors (assuming an initial public offering price per share of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus).

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
(in millions, except share data)	NUMBER	PERCENT	AMOUNT	PERCENT
Existing stockholders	27,181,667	65%	$—	—%	$—
New investors	15,000,000	35%	225.0	100%	15.00

Total	42,181,667	100%	$225.0	100%	$5.33

If the underwriters exercise their over-allotment option in full, the following will occur:

■

the pro forma as adjusted number of our shares held by existing stockholders will be 27,181,667, or a decrease to approximately 61% of the total number of pro forma as adjusted shares outstanding immediately after this offering; and

■

the pro forma as adjusted number of our shares held by investors in this offering will increase to 17,250,000, or approximately 39% of the total pro forma as adjusted number of shares outstanding immediately after this offering.

The dilution information above is for illustrative purposes only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present certain selected historical consolidated financial data and other data of our predecessor EM II LP, for each of the years ended December 31, 2011, 2010, 2009, 2008 and 2007. The data set forth below should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization,” and “Unaudited Pro Forma Condensed Combined Financial Information,” each of which is contained elsewhere in this prospectus, and the consolidated financial statements of EM II LP which are contained elsewhere in this prospectus.

The Reorganization will be consummated concurrently with this offering, and as a result, our future results of operations will include the results of operations of the business of B&L. We have determined that after the Reorganization, EM II LP will be our predecessor and have included summary historical consolidated financial data of EM II LP as a result. The summary historical consolidated statement of operations and other financial data of EM II LP for the years ended December 31, 2011, 2010 and 2009 and the summary historical consolidated balance sheet data of EM II LP at December 31, 2011 and 2010 are derived from the audited consolidated financial statements of EM II LP included elsewhere in this prospectus. The summary historical consolidated statement of operations and other financial data of EM II LP for the years ended December 31, 2008 and 2007 and the historical consolidated balance sheet data of EM II LP at December 31, 2009, 2008 and 2007 are derived from the audited consolidated financial statements of EM II LP that are not included in this prospectus.

EM II LP (PREDECESSOR)

SELECTED FINANCIAL DATA

	Year ended December 31,
STATEMENT OF OPERATIONS (IN THOUSANDS)	2011	2010	2009	2008	2007
Sales	$911,612	$627,713	$773,323	$1,265,615	$917,657
Gross profit (exclusive of deprecation and amortization)	134,504	90,906	100,728	267,675	168,935
Income (loss) from operations	38,384	(57,424)	9,899	154,293	78,055
Net income (loss)	(24,528)	(98,288)	(20,889)	73,227	2,915

	December 31,
Balance Sheet data (in thousands)	2011	2010	2009	2008	2007
Cash and cash equivalents	$26,218	$62,478	$65,733	$41,708	$48,457
Working capital	230,519	216,684	262,745	309,569	296,190
Property, plant and equipment—net	45,510	49,287	43,342	42,703	43,530
Total assets	551,057	464,020	563,460	742,086	709,554
Long term debt and capital leases	500,741	479,811	483,503	518,013	575,856
Total deficit	(155,053)	(131,262)	(29,779)	(36,539)	(68,486)

	Year ended December 31,
Other Financial data (in thousands)	2011	2010	2009	2008	2007
EBITDA	$64,521	$(35,936)	$23,959	$175,950	$72,416
Adjusted EBITDA	62,577	26,661	70,564	183,494	109,751

Reconciliation of GAAP net income (loss) to non-GAAP EBITDA and non- GAAP Adjusted EBITDA
NET INCOME (LOSS)	$(24,528)	$(98,288)	$(20,889)	$73,227	$2,915
Income tax expense (benefit)	4,088	(22,125)	(22,373)	35,124	(1,370)
Interest expense—net	63,870	64,208	47,085	45,040	48,301
Depreciation and amortization expense	21,091	20,269	20,136	22,559	22,570

EBITDA	$64,521	$(35,936)	$23,959	$175,950	$72,416

Strategic inventory liquidation sales (1)	—	—	12,656	—	—
Lower of cost or market adjustments to inventory (2)	—	—	22,469	4,456	—
Transaction costs (3)	905	—	3,339	—	6,164
Equity in earnings of unconsolidated affiliate (4)	(3,680)	(1,029)	—	—	—
Distributions received from unconsolidated affiliate (4)	835	—	—	—	—
Loss on prepayment of debt (5)	—	—	7,523	—	31,385
Impairment of goodwill (6)	—	62,805	—	—	—
Equity based compensation (7)	1,362	1,011	2,065	2,186	2,962
Other (income) expense—net (8)	(1,366)	(190)	(1,447)	902	(3,176)

ADJUSTED EBITDA	$62,577	$26,661	$70,564	$183,494	$109,751

(1)	The year ended December 31, 2009 includes a loss of $12.7 million due to strategic inventory liquidation (at prices below cost) of non-core inventory primarily related to products for the North American midstream oil and natural gas market.
(2)	The years ended December 31, 2009 and 2008 include inventory write-downs of $22.5 million and $4.5 million, respectively, related to selling prices falling below our predecessor’s average cost of inventory in some of the markets it serves
(3)	Transaction costs for the years ended December 31, 2011, 2009 and 2007 include $0.9 million, $3.3 million and $3.7 million, respectively, of accumulated registration costs expensed during the periods. Transaction costs for the year ended December 31, 2007 also include non-recurring expenses of $2.5 million related to a recapitalization transaction.
(4)	Represents adjustment for the equity in earnings and cash distributions received as a result of our predecessor’s 14.5% ownership in B&L.
(5)	Includes prepayment penalties and previously deferred debt issuance costs of $7.5 million expensed in 2009 related to the prepayment of our predecessor’s 2007 term loan and $31.4 million in 2007 related to the prepayment of our predecessor’s 2005 senior notes.
(6)	The year ended December 31, 2010 includes a goodwill impairment charge of $62.8 million as a result of the fair value of certain of our predecessor’s reporting units falling below the carrying value.
(7)	Includes non-cash compensation expense related to the issuance of equity based awards.
(8)	Other (income) expense—net primarily includes unrealized currency exchange gains and losses on cash balances denominated in foreign currencies and other miscellaneous items.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information of Edgen Group consists of our unaudited pro forma condensed combined statements of operations for the years ended December 31, 2011 and 2010 and the unaudited pro forma condensed combined balance sheet at December 31, 2011.

The information presented for 2011 has been derived from the audited consolidated financial statements of EM II LP and B&L. The information presented for 2010 has been derived from the audited consolidated financial statements of EM II LP and B&L and the combined financial statements of B&L Predecessor, which is the accounting predecessor of B&L. Each of these audited financial statements is set forth elsewhere in this prospectus.

EM II LP is considered to be our predecessor for accounting purposes and its consolidated financial statements are our historical consolidated financial statements for periods prior to this offering. Edgen Group is a holding company that will manage its consolidated subsidiaries after the Reorganization, but has no business operations or material assets other than its ownership interest in its subsidiaries.

The unaudited pro forma condensed combined statements of operations for the years ended December 31, 2011 and 2010 assume the pro forma transactions noted herein occurred as of January 1, 2010. The unaudited pro forma condensed combined balance sheet presents the financial effects of the pro forma transactions noted herein as if they had occurred on December 31, 2011. The unaudited pro forma condensed combined financial information has been prepared to give effect to the following transactions:

The Reorganization

In connection with this offering, Edgen Group will become our new parent holding company in a transaction we refer to as the “Reorganization.” See Note 1 to this unaudited pro forma condensed combined financial information.

Initial Public Offering and Use of Offering Proceeds

In connection with this offering, we will issue 15,000,000 shares of our Class A common stock at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and expect to use $206.4 million of the proceeds for the purchase of newly-issued membership units in EDG LLC, which EDG LLC will use to repay certain outstanding indebtedness of its subsidiaries. We expect to use any remaining net proceeds from this offering for other general corporate purposes. See Note 1 to this unaudited pro forma condensed combined financial information.

The adjustments were prepared in conformity with Article 11 of Regulation S-X and are based upon currently available information and certain estimates and assumptions management believes provide a reasonable basis for presenting the significant effects of the transactions as contemplated.

The unaudited pro forma condensed combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of each of EM II LP, B&L and B&L Predecessor and related notes thereto, each of which is set forth elsewhere in this prospectus. The unaudited pro forma condensed combined financial information is for informational purposes only and is not intended to represent or be indicative of the results of operations or financial position that we would have reported had this offering been completed on the dates indicated and should not be taken as representative of our future consolidated results of operations or financial position.

EDGEN GROUP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

(IN THOUSANDS, EXCEPT SHARE DATA)	EM II LP HISTORICAL	B&L HISTORICAL	PRO FORMA ADJUSTMENTS		EDGEN GROUP PRO FORMA
SALES	$911,612	$763,659	$(62	)(a)	$1,675,209
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown below)	777,108	687,222	(62	)(a)	1,464,268
Selling, general and administrative expense, net of service fee income	75,029	15,937	(1,494	)(l)	89,580
			108	(m)
Depreciation and amortization expense	21,091	14,520	—		35,611

Total operating expenses	873,228	717,679	(1,448)		1,589,459

INCOME FROM OPERATIONS	38,384	45,980	1,386		85,750
OTHER INCOME (EXPENSE):
Equity in earnings of unconsolidated affiliate	3,680	—	(3,680	)(c)	—
Other income—net	1,366	612	—		1,978
Interest expense—net	(63,870)	(22,610)	20,566	(i)	(65,914)

INCOME (LOSS) BEFORE INCOME TAX EXPENSE	(20,440)	23,982	18,272		21,814
INCOME TAX EXPENSE	4,088	—	15,580	(n)	19,668

NET INCOME (LOSS)	(24,528)	23,982	2,692		2,146
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	288	—	1,078	(j)	1,366

NET INCOME ATTRIBUTABLE TO EDGEN GROUP	$(24,816)	$23,982	$1,614		$780

EARNINGS PER SHARE:
Basic					$0.05
Diluted					0.04

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic					17,110,950	(o)
Diluted					42,857,143	(o)

EDGEN GROUP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2010

(IN THOUSANDS, EXCEPT SHARE DATA)	EM II LP HISTORICAL	B&L HISTORICAL	B&L PREDECESSOR HISTORICAL	PRO FORMA ADJUSTMENTS		EDGEN GROUP PRO FORMA
SALES	$627,713	$239,673	$491,617	$(1,058	)(a)	$1,255,149
				(102,796	)(g)
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown below)	536,807	212,572	428,902	(1,058	)(a)	1,088,517
				(88,706	)(g)
Selling, general and administrative expense, net of service fee income	65,256	7,039	12,510	(2,533	)(g)	82,024
				907	(e)
				(1,465	)(b)
				310	(m)
Depreciation and amortization expense	20,269	5,274	164	(43	)(g)	34,851
				9,187	(d)
Impairment of goodwill	62,805	—	—	—		62,805

Total operating expenses	685,137	224,885	441,576	(83,401)		1,268,197

INCOME (LOSS) FROM OPERATIONS	(57,424)	14,788	50,041	(20,453)		(13,048)
OTHER INCOME (EXPENSE):
Equity in earnings of unconsolidated affiliate	1,029	—	—	(1,029	)(c)	—
Other income—net	190	161	1,951	(1,505	)(g)	797
Interest expense—net	(64,208)	(8,456)	(1,091)	1,091	(f)	(66,342)
				(1,204	)(h)
				7,526	(i)

INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)	(120,413)	6,493	50,901	(15,574)		(78,593)
INCOME TAX EXPENSE (BENEFIT)	(22,125)	—	—	15,365	(n)	(6,760)

NET INCOME (LOSS)	(98,288)	6,493	50,901	(30,939)		(71,833)
NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	14	—	—	(41,671	)(j)	(41,657)

NET LOSS ATTRIBUTABLE TO EDGEN GROUP	$(98,302)	$6,493	$50,901	$10,732		$(30,176)

LOSS PER SHARE:
Basic						$(1.76)
Diluted						$(1.76)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic						17,110,950 (o)
Diluted						17,110,950 (o)

EDGEN GROUP

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

At December 31, 2011

(IN THOUSANDS)	EM II LP HISTORICAL	B&L HISTORICAL	PRO FORMA ADJUSTMENTS		EDGEN GROUP PRO FORMA
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,218	$51	$206,445	(k)	$26,269
			(206,445	)(i)
Accounts receivable	198,663	62,492	—		261,155
Inventory	196,004	143,367	—		339,371
Prepaid expenses and other current assets	10,034	413	(4	)(a)	8,315
			(2,128	)(i)

Total current assets	430,919	206,323	(2,132)		635,110
PROPERTY, PLANT AND EQUIPMENT—NET	45,510	1,137	—		46,647
GOODWILL	22,965	—	—		22,965
OTHER INTANGIBLE ASSETS—NET	25,447	146,589	—		172,036
OTHER ASSETS	13,036	8,818	(5,470	)(i)	16,384
INVESTMENT IN UNCONSOLIDATED AFFILIATE	13,180	—	(13,180	)(c)	—

TOTAL ASSETS	$551,057	$362,867	$(20,782)		$893,142

LIABILITIES AND EQUITY (DEFICIT)
CURRENT LIABILITIES:
Managed cash overdrafts	$112	$6,376	$—		$6,488
Accounts payable	147,202	76,230	(4	)(a)	223,428
Accrued expenses and other current liabilities	15,848	5,502	—		21,350
Income taxes payable	4,307	—	—		4,307
Deferred revenue	5,139	—	—		5,139
Accrued interest payable	26,443	539	(356	)(i)	26,626
Deferred tax liability—net	991	—	—		991
Current portion of long term debt and capital lease	358	18,886	(18,886	)(i)	358

Total current liabilities	200,400	107,533	(19,246)		288,687
DEFERRED TAX LIABILITY—NET	4,544	—	—		4,544
OTHER LONG TERM LIABILITIES	783	—	—		783
LONG TERM DEBT AND CAPITAL LEASE	500,383	164,218	(167,030	)(i)	497,571

TOTAL LIABILITIES	706,110	271,751	(186,276)		791,585

COMMITMENTS AND CONTINGENCIES
EQUITY (DEFICIT):
General partner	1	37,792	(37,793	)(j)	—
Limited partners	(129,736)	53,324	(13,180	)(c)	—
			89,592	(j)
Common stock—Class A, par value $0.0001 per share, 435,783,419 shares authorized; 17,965,087 shares issued and outstanding pro forma	—	—	2	(k)	2
Common stock—Class B, par value $0.0001 per share, 24,216,581 shares authorized; no shares issued and outstanding actual; 24,216,581 shares issued and outstanding pro forma	—	—	2	(k)	2
Additional paid-in capital	—	—	206,441	(k)	206,441
Retained deficit	—	—	(33,420	)(j)	(33,420)
Accumulated other comprehensive loss	(25,648)	—	14,876	(j)	(10,772)
Non-controlling interest	330	—	(61,026	)(j)	(60,696)

Total equity (deficit)	(155,053)	91,116	165,494		101,557

TOTAL LIABILITIES AND EQUITY (DEFICIT)	$551,057	$362,867	$(20,782)		$893,142

EDGEN GROUP

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

1. Basis of Presentation, the Reorganization, Offering, and Use of Proceeds.

The historical financial information is derived from the historical consolidated financial statements of EM II LP, our accounting predecessor, and B&L, and the historical combined financial statements of B&L Predecessor, B&L’s accounting predecessor.

EM II LP was formed in 2007 by certain funds controlled by JCP to acquire, along with certain institutional investors and existing management, Edgen/Murray, L.P., EM II LP’s predecessor. JCP has controlled EM II LP and its predecessor since 2005.

B&L was formed on July 19, 2010 by the same funds controlled by JCP that were investors in EM II LP. On August 19, 2010, these funds, other investors in EM II LP and EMC, invested in B&L and B&L acquired through its wholly owned subsidiary, Bourland & Leverich Supply Co. LLC, or B&L Supply, certain assets and working capital and other contractual liabilities of B&L Predecessor, which together comprised B&L Predecessor’s oil country tubular goods distribution business. This transaction was accounted for as an acquisition and the assets and liabilities of B&L Predecessor were recorded by B&L at fair value. As a result of this transaction, B&L succeeded to substantially all of the business of B&L Predecessor.

The unaudited pro forma condensed combined statements of operations for the years ended December 31, 2011 and 2010 assume the pro forma transactions noted herein occurred on January 1, 2010. The unaudited pro forma condensed combined balance sheet presents the financial effects of the pro forma transactions noted herein as if they had occurred on December 31, 2011.

The pro forma financial statements reflect the following significant transactions:

The Reorganization

Several transactions, which we collectively refer to as the Reorganization, will occur in connection with this offering. These transactions include:

(1) Immediately prior to the completion of this offering, EM II LP will contribute all of the equity interests of EMGH Limited to EMC, thereby making EMGH Limited a wholly-owned subsidiary of EMC. EMGH Limited has historically comprised the Eastern Hemisphere operating segment of EM II LP.

(2) Edgen Group will form EDG LLC as a new intermediate holding company.

(3) EMC’s ownership interest in B&L will be redeemed by B&L in exchange for membership units of B&L Supply.

(4) Edgen Group will amend its certificate of incorporation to convert its one outstanding common share, which is held by an affiliate of JCP, into one share of Class A common stock that will be surrendered to Edgen Group.

(5) EM II LP will contribute all of the shares of capital stock of EMC and all of EM II LP’s liabilities to us for membership units of EDG LLC and Class B common stock of Edgen Group. As a result, EDG LLC will become the indirect owner of EMC and all of the other direct and indirect subsidiaries that had comprised the entire business of EM II LP.

(6) B&L will contribute all of the membership units of B&L Supply (other than those held by EMC) and all of B&L’s liabilities to us for membership units of EDG LLC and Class B common stock of Edgen Group. As a result, EDG LLC will become the sole owner of the subsidiary that had comprised the entire business of B&L (through its direct and indirect ownership of B&L Supply).

(7) EM II LP may elect to have EM Holdings LLC purchase from EMC all or a portion of EMC’s membership units in B&L Supply with either cash or a note payable to EMC.

(8) Holders of restricted units of EM II LP and B&L will exchange such units for restricted shares of our Class A common stock.

(9) Holders of options to purchase units of EM II LP or B&L will exchange such options for options to purchase our Class A common stock.

Following these transactions, and upon completion of this offering, EDG LLC will be controlled by Edgen Group, its managing member. Edgen Group, EM II LP and B&L will own approximately 42%, 29% and 29% of the membership units of EDG LLC, respectively.

Following these transactions, and upon completion of this offering approximately 35% of the Class A common stock of Edgen Group will be owned by purchasers in this offering. Edgen Group will be controlled by EM II LP and B&L through their ownership of 50% and 50% of the Class B common stock of Edgen Group, respectively. The Existing Investors will exchange their restricted units of EM II LP and B&L for restricted shares of our Class A common stock, and, to the extent such Existing Investors also own unrestricted units of EM II LP and B&L, will remain the owners of such units of EM II LP and B&L, and EM II LP and B&L will be controlled by the same affiliates of JCP that controlled each of them before these transactions. Holders of our Class A and Class B common stock will be entitled to one vote per share. Holders of shares of Class A common stock and Class B common stock will generally vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders. Holders of our Class A common stock will be entitled to receive dividends if, as and when dividends are declared from time to time by our board of directors. In the event of our liquidation, dissolution or winding up, the holders of our Class A common stock will be entitled to receive ratably the assets available for distribution to our stockholders after payment of liabilities and payment of liquidation preferences on any outstanding shares of our preferred stock. Our Class B common stock will have no economic rights. See “Description of our Capital Stock.”

Subject to certain limitations, EM II LP and B&L will each have Exchange Rights to exchange from time to time membership units of EDG LLC, and shares of Class B common stock of Edgen Group for shares of Class A common stock of Edgen Group on the basis of one membership unit of EDG LLC and one share of Class B common stock of Edgen Group collectively for one share of Class A common stock of Edgen Group (subject to customary conversion rate adjustments for splits, stock dividends and reclassifications) or, if we so elect, cash equal to the trading price of a share of Class A common stock of Edgen Group, all in accordance with an exchange agreement among it, EDG LLC and Edgen Group. If the Exchange Rights were exercised in full upon the completion of this offering and settled solely for shares of Class A common stock of Edgen Group, approximately 35%, 7%, 29% and 29% of the Class A common stock of Edgen Group would be owned by purchasers in this offering, Existing Investors receiving restricted stock in the Reorganization, EM II LP and B&L, respectively. Because we will control the decision of whether the exchange is settled with cash or shares of our Class A common stock, we have reflected the Class B common stock as permanent equity within our pro forma financial statements and will do so in our financial statements after this offering. See “Certain Relationships and Related Person Transactions— Exchange Agreements.”

We will also enter into a tax receivable agreement with each of EM II LP and B&L that will provide for the payment by Edgen Group of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of increased depreciation and amortization deductions available to us as a result of the taxable exchange of EDG LLC membership units for Class A common stock or cash pursuant to the Exchange Rights, as a result of certain other transactions that result in increases in our share of the tax basis of EDG LLC’s assets, and as a result of certain other tax benefits arising from our entering into the tax receivable agreement and making payments under that agreement. See and “Certain Relationships and Related Person Transactions— Tax Receivable Agreement.”

As a result of the Reorganization and upon completion of this offering, we will become the new parent holding company of the historical businesses of EM II LP and B&L, and will consolidate the results of these businesses with our own. The Reorganization will be accounted for as a transaction between entities under common control, as the entities involved in the transaction, including all of the direct and indirect subsidiaries of EM II LP and B&L, each were previously and continue to remain after the Reorganization, under the common control of affiliates of JCP. Specifically, the same affiliate of JCP that has the ability to designate the B&L Board (which controls B&L), is also the managing member of the general partner of EM II LP (which controls EM II LP). Following the Reorganization, EM II LP and B&L will together own 100% of the Edgen Group Class B common stock, which will represent a majority of the voting power of Edgen Group.

Initial Public Offering and Use of Offering Proceeds

Assuming the issuance of 15,000,000 shares at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, we expect that our net proceeds from the initial public offering of our Class A common stock will be approximately $206.4 million, after deducting the estimated underwriting discounts and commissions, and the estimated fees and expenses associated with this offering. We intend to use all of such net proceeds to purchase newly-issued membership units from EDG LLC, which will be used by EDG LLC to repay certain indebtedness of its consolidated subsidiaries. We expect to use any remaining net proceeds from this offering for other general corporate purposes. Specifically, we expect to repay the following indebtedness:

BL term loan. The BL term loan was issued by B&L on August 19, 2010 under a credit agreement and had an outstanding balance of $116.4 million at December 31, 2011 and matures August 19, 2015. The BL term loan accrues interest at LIBOR, plus 9.0% for LIBOR loans, and prime plus 8.0% for base rate loans and the weighted average interest rate paid on the BL term loan during the year ended December 31, 2011 was 11.0%. We will use the proceeds from this offering to repay all of the outstanding balance as well as accrued interest of $0.4 million and a prepayment penalty of $14.5 million at December 31, 2011.

EM revolving credit facility. At December 31, 2011, there was $20.5 million in cash borrowings and $42.3 million in trade finance instruments outstanding under the EM revolving credit facility. The EM revolving credit facility matures May 11, 2014 and the weighted average interest rate paid on the EM revolving credit facility during the year ended December 31, 2011 was 4.36%. We will use the proceeds from this offering to repay $19.8 million of the outstanding balance at December 31, 2011. There is no repayment penalty associated with the repayment of this debt.

Seller Note. At December 31, 2011, there was $50.0 million outstanding under a note payable to the former owner of B&L Predecessor which matures on August 19, 2019 and accrues interest at 8.0% annually. We will use the proceeds from this offering to repay all of the principal balance as well as accrued interest of $5.3 million at December 31, 2011. There is no prepayment penalty associated with the repayment of the Seller Note.

2. Pro Forma Adjustments and Assumptions.

On July 19, 2010, B&L was formed for the purpose of acquiring through its wholly owned subsidiary, Bourland & Leverich Supply Co. LLC, or B&L Supply, certain assets and working capital and other contractual liabilities of B&L Predecessor, which together comprised B&L Predecessor’s oil country tubular goods distribution business. We refer to this transaction as the B&L Acquisition.

The total purchase price of the B&L Acquisition was $278.5 million, which consisted of $220.4 million in cash (including a preliminary working capital adjustment of $18.2 million), a $50.0 million five-year subordinated note payable to the seller of B&L Predecessor, net of discount of $6.3 million, a final working capital adjustment of $13.4 million, and a balance due to B&L Predecessor of $1.0 million. The cash purchase price of $220.4 million, deferred financing costs of $12.0 million, and acquisition costs of $1.2 million were funded through cash proceeds from the issuance of a $125.0 million term loan, $65.0 million from the issuance of Class A common units, and $43.6 million in borrowings under the BL revolving credit facility.

The B&L Acquisition closed on August 19, 2010 and acquisition accounting was applied to record the purchase price of $278.5 million to the assets acquired and liabilities assumed at fair value as summarized below:

Accounts receivable	$47.0
Inventory	110.4
Property, plant, and equipment	1.1
Customer relations	154.3
Noncompetition agreement	2.0
Tradenames	10.0
Accounts payable	(42.5)
Accrued expenses and other current liabilities	(3.8)

Purchase price	$278.5

As a result of the determination of the fair value of assets acquired, including other intangible assets, and liabilities assumed from the acquisition, no goodwill was recognized.

Also on August 19, 2010, EM II LP, through its wholly owned subsidiary, EMC, invested approximately $10.0 million for a 14.5% equity interest in B&L, that has been accounted for historically by EM II LP under the equity method. As a result of the Reorganization, we will own 100% of the equity interests in B&L supply, which constitutes the entire business of B&L, and will consolidate the business of B&L with our own. As this transaction will be accounted for as a reorganization of entities under common control, acquisition accounting will not be applied to the consolidation of B&L’s business, and the assets and liabilities of B&L will be recorded in our accounting records at their carryover basis. Adjustments (a) through (h) below reflect the effects of the consolidation of B&L’s business:

(a) Reflects the elimination of purchases and sales made between EM II LP and B&L and the elimination of non-trade receivables due to EM II LP from B&L for nominal expenditures paid by EM II LP on B&L’s behalf.

EM II LP also receives a service fee of $2.0 million per year from B&L for support services provided related to information technology, legal, treasury, tax, financial reporting and other administrative expenses. This service fee income and the related expense incurred by B&L are included in selling, general and administrative expense in the historical financial statements of EM II LP and B&L, respectively. As these amounts offset in the combination of the businesses of EM II LP and B&L, no further pro forma adjustment to eliminate this service fee is required.

(b) Reflects the transaction costs of $1.5 million for the year ended December 31, 2010 associated with the B&L Acquisition that are reflected in the historical financial statements of B&L. These costs primarily include legal, accounting and valuation professional service fees.

(c) Reflects the elimination of EM II LP’s equity in earnings of B&L and the elimination of EM II LP’s equity method investment in B&L.

(d) Reflects incremental amortization expense of $9.2 million incurred as a result of the recognition of $156.3 million of amortizable intangible assets and an immaterial amount of less than $15.0 thousand of incremental depreciation expense incurred as a result of the approximately $0.1 million step up in basis of plant, property and equipment due to the application of acquisition accounting on August 19, 2010.

Amortizable intangible assets of $156.3 million consist of customer relationships of $154.3 million and non-competition agreements of $2.0 million. The fair value of these intangible assets was derived using an income/excess earnings valuation method, which is based on the assumption that earnings are generated by all of the assets held by B&L, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the customer relationship intangible, including future earnings projections, discount rates, and customer attrition rates. In determining the fair value for noncompetition agreements, B&L considered future earnings projections, discount rates, and estimates of potential losses resulting from competition, the enforceability of the terms, and the likelihood of competition in the absence of the agreement. The useful lives for customer relationships were estimated based on historical experience of B&L.

Additional amortization expense associated with these customer relationships and noncompetition agreements of approximately $14.0 million and $0.4 million per year, respectively, will be recognized annually over the respective useful lives of the assets of 11 years and 5 years, respectively.

The pro forma adjustment of $9.2 million reflects the incremental amortization expense that would have been incurred from January 1, 2010 through August 19, 2010, the date of the B&L Acquisition.

(e) Reflects the incremental amortization of equity-based compensation expense associated with B&L equity awards that were awarded as part of the B&L Acquisition. The following awards and assumptions were used in determining the pro forma adjustment:

(i)	3,362.5 restricted units granted on the acquisition date with a per unit fair value of $1,075 and a five year vesting period. The per unit fair value of a restricted unit of $1,075 was based on a valuation methodology which uses a combined discounted cash flow valuation and comparable company market value approach;

(ii)	4,317.2 options granted on the acquisition date with a per unit option fair value of $745 and a five year vesting period. The fair value per unit option was estimated on the date of grant using the Black-Scholes option pricing model, and the related total compensation expense was determined using an estimated forfeiture rate of 14% based on historical experience.

The weighted average assumptions used in the Black-Scholes pricing model were as follows:

Weighted average Black-Scholes assumptions:	2010
Risk-free interest rate	1.87%
Expected volatility	75%
Expected dividend yield	None
Expected term (in years)	6.5 years

As no historical data was available, we calculated the expected term for employee unit options using the simplified method in accordance with the SEC’s Staff Accounting Bulletin No. 110. We based the risk-free interest rate on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. We used a dividend yield of zero based on the fact that we have never paid cash dividends. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which the Company operates and which the Company believes are comparable.

(iii)	1,041.6 profits interest, or B&L Class B common units, granted on the acquisition date with a per unit fair value of $748 and a five year vesting period. The fair value of a B&L Class B common unit was estimated at $748 per unit and was based on a valuation methodology which uses a combined discounted cash flow valuation and comparable company market value approach which was divided by the total outstanding B&L Class A common units, including B&L Class A restricted units and options, to determine the fair value of a B&L Class B common unit at the grant date.

The difference in fair value of a B&L Class A and B&L Class B unit is due to the significant differences in distribution rights. Specifically, a B&L Class B unit only participates in distributions to the extent prior distributions exceed the sum of B&L’s net profits and the amount of capital contributions made by each holder of B&L Class A units as of the date such B&L Class B unit was issued. Given the preferred distribution rights of a B&L Class A unit, its fair value is higher than that of the B&L Class B.

The pro forma adjustment of $0.9 million reflects the incremental amortization expense associated with the above awards that would have been incurred from January 1, 2010 through August 19, 2010, the date of the B&L Acquisition.

(f) Reflects the removal of $1.1 million of interest expense-net included in B&L Predecessor’s historical financial statements related to assets and liabilities of B&L Predecessor that were not included in the B&L Acquisition. This adjustment consists of $1.2 million of interest expense related to a liability that was not assumed in the B&L Acquisition, offset partially by $0.1 million of interest income earned from cash investments not acquired in the B&L Acquisition. These are the only pro forma adjustments necessary to remove the effects of the assets and liabilities of B&L Predecessor that were not included in the B&L Acquisition.

(g) Reflects the removal of amounts related to B&L Predecessor for the period from October 1, 2009 to December 31, 2009. B&L Predecessor’s fiscal year end was September 30, 2010. The amounts presented in the B&L Predecessor Historical column in our unaudited pro forma condensed combined statement of operations for the year ended December 31, 2010 include the period October 1, 2009 to August 19, 2010, the date of the B&L Acquisition. Removal of the amounts related to the period from October 1, 2009 to December 31, 2009 is necessary to reflect the historical results of B&L and B&L Predecessor for the year ended December 31, 2010.

(h) Reflects incremental interest expense of $1.2 million associated with the BL revolving credit facility that would have been incurred from January 1, 2010 through August 19, 2010, the date of the B&L Acquisition. In connection with the B&L Acquisition, B&L borrowed $43.6 million under the BL revolving credit facility. The pro forma adjustment was calculated assuming this initial borrowing was outstanding from January 1, 2010 through August 19, 2010 and incurred interest at 3.9%, the weighted average interest rate paid on the BL revolving credit facility during the period.

(i) Reflects the pro forma adjustments necessary to reflect the repayment of the following amounts of indebtedness outstanding at December 31, 2011:

	Principal Outstanding	% Repaid	Total
BL term loan	$116,406	100%	$116,406
Seller Note	50,000	100%	50,000
EM revolving credit facility	20,523	97%	19,812

	$186,929		$186,218

In addition to the repayment of total debt of $186.2 million, the pro forma adjustments reflect the payment of accrued interest of $5.7 million ($5.3 million of which is related to the Seller Note and included within long term debt and capital lease on the pro forma balance sheet), the payment of a prepayment fee of $14.5 million associated with the early payment of the BL term loan (total cash outflow of $206.4 million), the removal of $20.6 million and $7.5 million of interest expense for the years ended December 31, 2011 and 2010, respectively, and the write-off of unamortized deferred debt issuance costs and discounts of $13.2 million at December 31, 2011 ($2.1 million, $5.5 million and $5.6 million of which are classified within prepaid expenses and other current assets, other assets, and long term debt and capital lease, respectively, on the pro forma balance sheet).

The total pro forma adjustment of $186.3 million to reflect the repayment of debt shown on the pro forma balance sheet is shown as: (1) $167.0 million classified in long term debt and capital lease (consisting of $167.3 million of the $186.2 million in principal debt repayment as shown in the table above plus accrued interest of $5.3 million associated with the Seller Note and less unamortized discount of $5.6 million associated with the Seller Note); (2) $18.9 million classified in current portion of long term debt and capital lease (consisting of $18.9 million of the $186.2 million in principal debt repayment as shown in the table above); and (3) $0.4 million classified within accrued interest payable (consisting of $0.4 million of accrued interest payable associated with the BL term loan).

The pro forma adjustment for the prepayment fee of $14.5 million was calculated based on the outstanding balance at December 31, 2011 and the agreement governing the BL term loan as the present value of (i) 105.50% of the principal repaid and (ii) interest that would be required through August 19, 2012 on the principal repaid, assuming the adjusted LIBOR is the greater of the rate in effect on the date of determination or 2.0%. The pro forma adjustments to interest expense, accrued interest and unamortized deferred debt issuance costs were calculated pro rata based on the percent of total principal of each outstanding debt instrument that was repaid as shown below:

Pro Forma Interest Expense Adjustment

Year ended December 31, 2011				Year ended December 31, 2010
	Interest Expense	% of Principal Repaid	Total Pro Forma Adjustment		Interest Expense	% of Principal Repaid	Total Pro Forma Adjustment
BL term loan	$15,688	100%	$15,688	BL term loan	$5,878	100%	$5,878
Seller Note	4,576	100%	4,576	Seller Note	1,640	100%	1,640
EM revolving credit facility	313	97%	302	EM revolving credit facility	8	97%	8

	$20,577		$20,566		$7,526		$7,526

Pro Forma Debt Issuance Costs/Discount Adjustment				Pro Forma Accrued Interest Adjustment
At December 31, 2011				At December 31, 2011
	Unamortized Debt Issuance Costs/ Discount	% of Principal Repaid	Total Pro Forma Adjustment		Accrued Interest	% of Principal Repaid	Total Pro Forma Adjustment
BL term loan	$7,598	100%	$7,598	BL term loan	$356	100%	$356
Seller Note	5,624	100%	5,624	Seller Note	5,322	100%	5,322

	$13,222		$13,222		$5,678		$5,678

There is no pro forma adjustment to write off any amount of unamortized deferred debt issuance costs associated with the EM revolving credit facility as we do not intend to terminate this facility and because the available credit under this facility will remain the same. We intend to repay certain outstanding indebtedness of this facility and expect to continue to use this facility subsequent to this offering for borrowings and the issuance of trade finance instruments as we have done historically. As such, the debt issuance costs associated with this facility will continue to be amortized over its remaining life.

The pro forma adjustments for the prepayment penalty on the BL term loan of $14.5 million and the write off of unamortized debt issuance costs and discount of $13.2 million are together allocated in the pro forma balance sheet 42% ($11.7 million) to the retained deficit line item and 58% ($16.1 million) to the non-controlling interest line item. See footnote (j) below for information on the detailed calculations for this allocation.

The pro forma adjustments to interest expense are calculated based on the amount of debt that will be repaid multiplied by the interest rate associated with each outstanding debt instrument. The interest expense amounts associated with the EM revolving credit facility does not include amortization of debt issuance costs as we intend to continue the use of this facility subsequent to this offering. The weighted average interest rates for the indebtedness that will be repaid were as follows:

	Year Ended December 31,
	2011	2010
BL term loan	11.0%	11.0%
Seller Note	8.0%	8.0%
EM revolving credit facility	4.4%	4.1%

(j) Reflects the pro forma adjustments to general partner, limited partners, non-controlling interest, retained deficit, accumulated other comprehensive loss and income attributable to non-controlling interest necessary to reflect the ownership interest of EDG LLC that will not be owned by us. Following the Reorganization and this offering, we will own 42% of EDG LLC and EM II LP and B&L will own the remaining 58% in the aggregate. We will control EDG LLC as the managing member of EDG LLC which holds 100% of the voting power of EDG LLC. As such, we will consolidate EDG LLC and recognize as non-controlling interest the economic interest EM II LP and B&L will hold in EDG LLC.

The pro forma adjustment to non-controlling interest of $61.0 million represents 58% of the sum of (i) the underlying net deficit of EDG LLC (represented by the historical equity balances attributed to the limited partnership units of EM II LP and B&L that are held directly by the Existing Investors) and (ii) the share of the impact of the pro forma adjustments related to the prepayment penalty associated with the BL term loan and the write off of the unamortized discount and debt issuance costs associated with the BL term loan and the Seller Note allocated to the non-controlling interests. The pro forma adjustments to general partner and limited partners of $(37.8) million and $89.6 million, respectively, (net adjustment of $51.8 million) represent the complete removal of the historical equity of EM II LP and B&L which is then reallocated, along with the allocation of pro forma adjustments and historical accumulated other comprehensive loss, to the public shareholders and non-controlling interest as described above and as calculated below:

Non-controlling Interest

	Balances at December 31, 2011	Allocation to non- controlling interest (58%)	Allocation to public shareholders (42%)
Allocation of historical equity
Historical deficit of EM II LP attributable to the Existing Investors	$(129,735)
Historical equity of B&L attributable to the Existing Investors	91,116
Elimination of EM II LP’s investment in B&L	(13,180)

Total allocation of historical equity	$(51,799)	$(30,043)	$(21,756)

Allocation of pro forma adjustments
BL term loan prepayment fee	$(14,549)
Write off of unamortized discounts and debt issuance costs	(13,222)

Total allocation of pro forma adjustments	$(27,771)	$(16,107)	$(11,664)

Allocation of historical accumulated other comprehensive loss
Historical accumulated other comprehensive loss	$(25,648)	$(14,876)	$(10,772)

Total allocation	$(105,218)	$(61,026)	$(44,192)

Classification on pro forma balance sheet
Retained deficit		$—	$(33,420)
Accumulated other comprehensive loss		—	(10,772)
Non-controlling interest		(61,026)

Total		$(61,026)	$(44,192)

The pro forma adjustments to net income (loss) attributable to non-controlling interest of $1.1 million and $(41.7) million for the years ended December 31, 2011 and 2010, respectively, are calculated as follows:

Net Income attributable to non-controlling interest

YEAR ENDED DECEMBER 31, 2011		YEAR ENDED DECEMBER 31, 2010
Pro forma net income	$2,146	Pro forma net loss	$(71,833)
Less: historical net income attributable to non-controlling interest of EM II LP	(288)	Less: historical net income attributable to non-controlling interest of EM II LP	(14)

Subtotal	1,858	Subtotal	(71,847)
Non-controlling interest ownership percentage	58%	Non-controlling interest ownership percentage	58%

Net income attributable to non-controlling interest	$1,078	Net loss attributable to non-controlling interest	$(41,671)

(k) Reflects the pro forma adjustments necessary to reflect the issuance of 15,000,000 of our shares of Class A common stock and the effects of the Reorganization. The pro forma adjustments include:

•

Issuance of 15,000,000 of our shares of Class A common stock at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, net of estimated underwriting discounts and commissions, and estimated offering fees and expenses of $18.6 million, for total net proceeds of $206.4 million.

•

The contribution by (1) EM II LP of all of the capital stock of EMC and all of the liabilities of EM II LP and (2) B&L of all of the membership units of B&L Supply and all of the liabilities of B&L to us in exchange for membership units of EDG LLC (approximately 58% of EDG LLC) and 24,216,581 of our shares of Class B common stock.

Following these transactions, approximately 83% of our Class A common stock will be owned by purchasers in this offering and our Class B common stock will be 100% owned by EM II LP and B&L in the aggregate. We will be controlled by EM II LP and B&L, which will be controlled by the same affiliates of JCP that controlled EM II LP and B&L prior to the Reorganization.

(l) Reflects transaction costs of $1.5 million for the year ended December 31, 2011 associated with this offering that are included in the historical financial statements of EM II LP and B&L. These costs primarily include accounting and professional service fees.

(m) Reflects additional compensation expense associated with new employment agreements for our Chief Executive Officer and Chief Financial Officer that will be entered into in conjunction with this offering. The adjustments of $0.1 million and $0.3 million for the years ended December 31, 2011 and 2010, respectively, were calculated based on the difference in each officer’s new base salary and the salary that was expensed by EM II LP in each respective year.

(n) Reflects the income tax adjustments necessary as a result of the above pro forma adjustments and the consolidation of the business of B&L. Historically the business of B&L was not subject to U.S. federal income tax at the entity level, but, following the completion of this offering, it will be a part of Edgen Group’s consolidated group for tax purposes through Edgen Group’s consolidation of B&L Supply after the Reorganization. Accordingly, there will be tax expense for Edgen Group attributable to the business of B&L. The pro forma income tax adjustments are based on an effective tax rate of approximately 37% during the years ended December 31, 2011 and 2010. The tax rates were calculated based on the U.S. federal statutory rate of 35%, as well as a blended state tax rate of approximately 2.0% for EM II LP and B&L for the years ended December 31, 2011 and 2010 based on the various state and foreign jurisdictions in which EM II LP and B&L operate and in which their income is subject to taxation.

For the year ended December 31, 2011, the pro forma tax adjustment of $15.6 million is calculated as approximately 37% of the sum of (i) B&L’s historical net income of $24.0 million and (ii) the income effect of the pro forma adjustments of $18.3 million.

For the year ended December 31, 2010, the pro forma tax adjustment of $15.4 million is calculated as approximately 37% of the sum of (i) B&L’s historical net income of $6.5 million, (ii) B&L predecessor’s historical net income of $50.9 million and (iii) the income effect of the pro forma adjustments of $(15.6) million.

No pro forma adjustment has been made for the effect of the tax receivable agreements between Edgen Group and each of EM II LP and B&L, as the amounts due under the tax receivable agreements are not presently known because such amounts will depend on whether, when and to what extent the Exchange Rights are exercised and certain other transactions that result in increases in our share of the tax basis of EDG LLC occur. Each exchange of EDG LLC membership units is expected to increase the tax basis of the assets we own to fair value at the time of the exchange and is thereby expected to allow us to reduce the amount of future tax payments to the extent that we have future taxable income. We are then required by the tax receivable agreements to pay 85% of these future tax benefits, if any, to EM II LP and B&L.

If the Exchange Rights were to be exercised in full and if all of the other transactions that could result in an increase in our share of the basis of EDG LLC’s assets were to occur, in each case, in a hypothetical fully-taxable transaction upon completion of the issuance of 15,000,000 of our shares of Class A common stock at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the effect would result in the recognition of:

•

a deferred tax asset of $52.3 million, which represents the tax benefits attributable to Edgen Group as a result of the basis step-up for tax purposes derived from the taxable exchanges (based on an effective tax rate of 37.0% which includes a provision for federal, state and local income taxes), and

•	a related liability of $44.5 million, which represents 85% of these future tax benefits that are payable to EM II LP and B&L.

Under the above scenario, and assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased depreciation and amortization of our assets, we expect that future payments under the tax receivable agreements would range from approximately $1.4 million to $4.7 million per year over the next 15 years.

(o) Basic earnings per share is calculated by dividing net income (loss) attributable to Edgen Group by the number of basic weighted average shares outstanding. The number of basic weighted average shares outstanding is calculated as the sum of the shares of our Class A common stock issued in this offering and the shares of vested restricted Class A common stock that were exchanged for vested restricted units of EM II LP and B&L.

Diluted earning per share is calculated by dividing net income (loss) attributable to Edgen Group (adjusted for income (loss) attributable to the non-controlling interest of EDG LLC owned by the holders of our Class B common shares) divided by the number of diluted weighted average shares outstanding. Diluted weighted average shares outstanding is calculated as the sum of the basic shares outstanding, unvested restricted Class A common stock, Class B units, and unvested options using the treasury stock method, which requires the inclusion in dilutive earnings per share of the incremental shares that would be assumed to be purchased in a hypothetical stock option exercise of all in-the-money options. In using the treasury stock method, we assumed an average stock price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). Each Class B share is included in the computation of diluted earnings per share because it is exchangeable, along with one unit in EDG LLC, for one Class A common share. As the Class B shares are exchanged, the net income attributable to Edgen Group and the amount of Class A common shares outstanding will increase. See the calculations below:

	For the year ended December 31,
	2011	2010
Basic earnings per share
Numerator (in thousands):
Net income (loss) attributable to Edgen Group Inc.	$780	$(30,176)
Denominator:
Class A shares	15,000,000	15,000,000
Class A restricted shares	2,110,950	2,110,950

Weighted average shares outstanding	17,110,950	17,110,950

Basic earnings per share	$0.05	$(1.76)

Diluted earnings per share
Numerator (in thousands):
Net income (loss) attributable to Edgen Group Inc.	$780	$(30,176)
Net income attributable to non-controlling interest associated with Existing Investors ownership of EDG LLC	1,078	—

	$1,858	$(30,176)
Denominator:
Basic weighted average shares outstanding	17,110,950	17,110,950
Class A unvested restricted shares	854,137	—
Class B shares	24,216,581	—
Class A options (vested and unvested) using treasury stock method	675,475	—

Diluted weighted average common shares outstanding	42,857,143	17,110,950

Diluted earnings per share	$0.04	$(1.76)

For the year ended December 31, 2011, the net income attributable to Edgen Group in the calculation of diluted earnings per share would have been $1.9 million, as all net income attributable to the noncontrolling interest of EDG LLC ($1.1 million) as shown in footnote (j) would have been attributable to Edgen Group if the Class B shares were exchanged for Class A Shares. Note that $0.3 million of net income attributable to non-controlling interest recorded in the historical financial statements of EM II LP is not impacted by the exchange of Class B shares for Class A shares and is excluded from the numerator in the above calculation.

Due to the pro forma net loss of Edgen Group for the year ended December 31, 2010, all dilutive shares shown above were excluded from the calculation of earnings per share and no adjustment to the net loss attributable to Edgen Group was necessary since all shares were antidilutive.

The number of shares of Class A vested and unvested restricted stock exchanged for units of EM II LP and B&L was determined (1) valuing the restricted units based on the value ascribed to the business in the offering (assuming the sale of 15,000,000 shares for $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, representing approximately 35% of the Company’s total value upon completion of this offering) and (2) then converting the restricted unit value to a number of shares of Class A common stock of comparable value (valuing each share of Class A common stock at $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the sections entitled “Summary Historical Consolidated and Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Consolidated Financial Data” and the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The discussion of the overview of our business, including principal factors affecting our business, and our outlook give effect to the Reorganization whereas the discussion of our financial condition and results of operations of our predecessor do not give effect to the Reorganization. The following discussion also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” For additional information regarding some of the risks and uncertainties that affect our business and the industry in which we operate and that apply to an investment in our common stock, please see “Risk Factors” beginning on page 26.

Overview of Business

General

We are a distributor of our suppliers’ manufactured products and earn revenue from the sales of specialty steel products to our customers, though we do not, ourselves, manufacture any products. We primarily serve customers that operate in the upstream, midstream and downstream end-markets for oil and natural gas. We also serve power generation, civil construction and mining applications, which have a similar need for our technical expertise in specialized steel and specialty products.

On August 19, 2010, the predecessor business of Bourland & Leverich, a leading distributor of oil country tubular goods was acquired by certain existing limited partners of EM II LP, including funds controlled by affiliates of JCP, and the management of Bourland & Leverich. In connection with this transaction, EMC invested approximately $10.0 million in exchange for a 14.5% ownership stake in B&L, the investment vehicle that carried out the acquisition of Bourland & Leverich. We refer to this transaction as the B&L Acquisition. B&L and our predecessor are under the common control of affiliates of JCP. Our predecessor has historically accounted for this investment under the equity method of accounting, but as a result of the Reorganization described below, we will own 100% of the equity interests in B&L Supply, constituting the entire business of B&L, and will consolidate the business of B&L with our own for accounting purposes.

Our service platform consists of a worldwide network of over 25 distribution facilities and over 35 sales offices operating in 15 countries on 5 continents. We source and distribute from our global network of more than 800 suppliers steel components that we believe are of premium quality and highly engineered. We serve a diversified customer base of over 2,000 customers who rely on our supplier relationships, technical expertise, stocking and logistical support for the timely provision around the world of the products we supply.

We believe that we deliver value to our customers around the world by providing (1) access to a broad range of high quality products from multiple supplier sources; (2) coordination and quality control of logistics, staged delivery, fabrication and additional related services; (3) understanding of supplier pricing, capacity and deliveries; (4) ability to provide specialized offerings across multiple suppliers to create complete material packages; (5) on-hand inventory of specialty products to reduce our customers’ need to maintain large stocks of replacement product; and (6) capitalization necessary to manage multi-million dollar supply orders.

Prior to the Reorganization, we managed our operations in two geographic markets and reported our results under two reportable segments: Western Hemisphere and Eastern Hemisphere. As a result of the Reorganization, our two reportable segments will now be the E&I Segment and OCTG Segment. See “Factors Affecting Comparability of Future Results and Historical Results—Change in reportable segments.”

Principal factors affecting our business

Our sales are predominantly derived from the sale of specialty steel products which are primarily used by the energy sector for capital expenditures and MRO. As a result, our business is cyclical and substantially dependent upon conditions in the energy industry and, in particular, the willingness by our customers to make capital expenditures for the exploration and production, gathering and transmission, refining and processing of oil and natural gas. The level of customers’ expenditures generally depends on prevailing views of future supply and demand for oil, natural gas, refined products, electric power, petrochemicals and mined products. These views are influenced by numerous factors, including:

■	the level of U.S. and worldwide oil and natural gas production;

■	the level of U.S. and worldwide supplies of, and demand for, oil, natural gas and refined products;

■	the discovery rates of new oil and natural gas resources;

■	the expected cost of delivery of oil, natural gas and refined products;

■

the availability of attractive oil and natural gas fields for production, which may be affected by governmental action or environmental policy, which may restrict exploration and development prospects;

■	U.S. and worldwide refinery utilization rates;

■	the amount of capital available for development and maintenance of oil, gas and refined products infrastructure;

■	changes in the cost or availability of transportation infrastructure and pipeline capacity;

■	levels of oil and natural gas exploration activity;

■	national, governmental and other political requirements, including the ability of the Organization of the Petroleum Exporting Countries to set and maintain production levels and pricing;

■	the impact of political instability, terrorist activities, piracy or armed hostilities involving one or more oil and natural gas producing nations;

■	pricing and other actions taken by competitors that impact the market;

■	the failure by industry participants to implement planned capital projects successfully or to realize the benefits expected for those projects;

■	the cost of, and relative political momentum in respect of, developing alternative energy sources;

■

U.S. and non-U.S. governmental regulations, especially anti-bribery law enforcement outside of the U.S., environmental and safety laws and regulations (including mandated changes in fuel consumption and specifications), trade laws, commodities and derivatives trading regulations and tax policies;

■	technological advances in the oil and natural gas industry;

■	natural disasters, including hurricanes, tsunamis, earthquakes and other weather-related events; and

■	the overall global economic environment.

Oil and natural gas prices and processing and refining margins have been volatile. This volatility may cause our customers to change their strategies and expenditure levels. As we experienced in 2009 and through most of 2010, volatile oil and natural gas prices led to decreased capital expenditures and infrastructure project spending by industry participants, which in turn affected demand for the products we supply.

Further, we believe that demand for the products we supply is also driven by the proliferation of new drilling and extraction technologies, including horizontal drilling and hydraulic fracturing and global deepwater offshore drilling, because these activities typically require more specialized and greater volumes of steel products. Additionally, companies undertaking oil and natural gas extraction, processing, and transmission are facing increasingly stringent safety and environmental regulation. Future compliance with these regulations could require the use of more specialized infrastructure products and higher rates of maintenance, repair and replacement, which should further increase demand for the products we supply and services we provide, particularly MRO services.

In addition to demand factors, our results of operations are also affected by changes in the cost of the products we supply. Fluctuations in these costs are largely driven by changes in the cost and availability of raw materials used in steel-making, changes in the condition of the general economy, changes in product inventories held by our customers, our suppliers, and other distributors, prevailing steel prices around the world, production levels and tariffs and other trade restrictions. Our ability to pass on any increases in the cost of steel to our customers will have a direct impact on our profit margins. Alternatively, if the price of steel decreases significantly or if demand for the products we supply decreases because of increased customer, manufacturer, and distributor inventory levels of specialty steel pipe, pipe components, high yield structural steel products and valves, we may be required to reduce the prices we charge for the products we supply to remain competitive. Any reduction of our prices may affect our gross profit and cash flow. These effects may also require us to write-down the value of inventory on hand that we purchased prior to such steel price decreases. To meet our customers’ needs for an extensive product offering and short delivery times, we will need to continue to maintain adequate inventory levels. Our ability to obtain this inventory will depend, in part, on our relationships with suppliers.

A large part of our growth strategy is to continue expansion globally to capitalize on the increased investment in oil and natural gas exploration and production and related infrastructure around the world. As energy demand increases, particularly outside of North America, the oil and natural gas industry is making significant investments to meet this demand, as many of the international regions experiencing growth in exploration activity lack the pipeline, processing and treatment infrastructure that is necessary to transport oil and natural gas resources to end-markets. We believe we are well positioned to take advantage of this trend, but our success in these efforts will be dependent, in part, on our ability to continue to hire and train a skilled and knowledgeable sales force to attract customers in these markets.

In planning for our business, we continue to monitor the global economy, the availability of capital in the market for our customers, the demand for and prices of oil and natural gas, the active drilling rig count, the price and availability of steel and steel-making materials, lead times at our suppliers, and the impact of these factors on the capital spending plans and operations of our customers. The effects of these items, as well as demand for the products we supply, the actions of our competitors and suppliers, and other factors largely out of our control will influence whether, and to what extent, we will be successful in improving our future gross profit and profit margins.

Revenue sources

We are a leading global distributor of specialty products to the energy sector, including steel pipe, valves, quenched and tempered and high yield heavy plate and related components, though we do not, ourselves, manufacture any products. We often purchase the products we supply in large quantities that are efficient for our suppliers to produce, and we subsequently resell these products in smaller quantities to meet our customers’ requirements. Additionally, we coordinate the sourcing of complex material requirements related to our customers’ large scale projects that often result in direct shipment of product from the supplier to our customers. Our sales to customers generally fall into the following three categories: (1) Project orders, which relate to our customers’ capital expenditures for various planned projects across the upstream, midstream and downstream end-markets of the energy sector, such as transmission infrastructure build-out and rig construction and refurbishment as well as capital expenditures in the mining, civil and nuclear end-markets; (2) Drilling program orders, which relate to the delivery of surface casing and production tubulars for the onshore upstream market; and (3) MRO orders, which typically relate to the replacement of existing products that have reached their service limit, or are being replaced due to regulatory requirements. The gross margin we earn varies depending on the type of products we sell, the location and application in which the products are sold and whether the products are part of a larger Project, Drilling program or MRO order. MRO orders are typically fulfilled from our existing inventory, have shorter lead times and carry our highest margins. Project orders generally have longer lead times, are more price sensitive, are often shipped direct and carry lower margins compared to MRO orders. Generally, we earn higher margins on products associated with offshore exploration and production projects, midstream transmission pipeline projects, and downstream refinery projects. Our gross margins tend to be lower for smaller onshore oil and natural gas gathering pipeline projects.

We generate substantially all of our sales from the sale of the products we supply to third parties. We also generate a negligible component of our sales from a range of cutting and finishing services that we coordinate for our customers upon request. Generally, our fees for these services, as well as freight costs, are incorporated into our sales price. Our margins are generally reduced by sales discounts and incentives provided to our customers.

Typically, we sell the products we supply to customers on a purchase order basis. Payments from our customers within North America are generally due within 30 days of the invoice date, while our customers outside of North America may have slightly longer payment terms. There is usually a time lag between the receipt of a purchase order and delivery of the products, particularly for Project orders. While a certain portion of our MRO orders may ship immediately after receipt of a purchase order based on the availability of the product in our inventory, the remaining MRO business and the majority of our Project business is recorded in sales backlog until the product is delivered and title has transferred to the customer. We do not record sales orders related to our Drilling program in sales backlog as there is generally no interval between the securing of an order and the earning of revenue. In some cases, we enter into master services agreements with our customers. These master services agreements typically specify payment terms, establish standards of performance, and allocate certain operational risks through indemnity and related provisions. These master services agreements do not create an obligation on the part of our customers to purchase products from us and are generally supplemented by purchase orders that specify pricing, volume and other order-specific terms.

Pricing

Pricing for the products we supply could significantly impact our results of operations. Generally, as pricing increases, so do our sales. Our pricing usually increases when demand for the products we supply, the cost of our materials or freight and shipping expense increase. If prices increase and we maintain the same gross profit percentage, we generate higher levels of gross profit dollars for the same operational efforts. Conversely, if pricing declines, we will typically generate lower levels of gross profit. Because changes in pricing do not necessarily lower our expense structure, the impact on our results of operations from changes in pricing may be greater than the effect of volume changes.

Principal costs and expenses

Our principal costs and expenses consist of the following: cost of sales (exclusive of depreciation and amortization); selling, general and administrative expense, net of service fee income; depreciation and amortization expense; and interest expense. Our most significant expense is cost of sales which consists primarily of the cost of the products we supply at weighted average cost, plus inbound and outbound freight expense, outside processing expenses, physical inventory adjustments and inventory obsolescence charges, less earned incentives from suppliers.

Our cost of sales is influenced significantly by the prices we pay our suppliers to procure or manufacture the products we supply to our customers. Changes in these costs may result, for example, from increases or decreases in raw material costs, changes in our relationships with suppliers, earned incentives from our suppliers, freight and shipping costs and tariffs and other trade restrictions. Generally, we are able to pass on cost increases to our customers. However, during certain periods when we, our suppliers, our customers or our competitors have excess inventories, discounting occurs, and we are unable to realize full value for our stocked inventory products. Market conditions in the future may not permit us to fully pass through future cost increases or may force us to grant other concessions to customers. An inability to promptly pass through such increases and to compete with excess inventories may reduce our profitability, and there can be no assurance that we will be able to recover any of these increased costs. Our cost of sales is reduced by supplier discounts and purchase incentives. Payment for the products we supply is typically due to our suppliers within 30 to 60 days of delivery.

Selling, general and administrative expense includes employee compensation (including discretionary compensation awards) and benefit costs, as well as travel expenses, information technology infrastructure and communications costs, office rent and supplies, professional services and other general expenses. Selling, general and administrative expense also includes compensation and benefit costs for yard and warehouse personnel, supplies, equipment maintenance and rental, and contract storage and distribution expenses. Historical selling, general and administrative expense are presented net of service fee income from B&L, an unconsolidated affiliate, for support services we have provided related to information technology, legal, treasury, tax, financial reporting and other administrative expenses. After the Reorganization, we will consolidate the results and operations of B&L’s business and there will be no service fee income.

Depreciation and amortization expense consists of amortization of acquired intangible assets, including customer relationships and sales backlog, and the depreciation of property, plant, and equipment including leasehold improvements and capital leases.

Interest expense—net includes interest on the EMC senior secured notes, amortization of deferred financing costs and original issue discount, interest associated with a capital lease in the U.K. and interest expense related to borrowings and fees associated with the utilization of the EM revolving credit facility for trade finance instruments issued in support of our normal business operations. After the Reorganization and this offering, we intend to use the $206.4 million of expected net proceeds to purchase newly-issued EDG LLC membership units from EDG LLC, which would use such funds to repay certain amounts outstanding under the BL term loan, the EM revolving credit facility and the Seller Note. We expect to use any remaining net proceeds from this offering for other general corporate purposes.

Effects of currency fluctuations

In the ordinary course of our business, we enter into purchase and sales commitments that are denominated in currencies that differ from the functional currency used by our operating subsidiaries. Currency fluctuations can create volatility in our consolidated financial position, results of operations or cash flows. We enter into hedging transactions to manage the risk associated with foreign currency. Our derivative policy requires that only known firm commitments are hedged and that no trading in financial instruments is undertaken for speculative purposes. To the extent that we are unable to match sales received in foreign currencies with expenses paid in the same currency, exchange rate fluctuations could impact our consolidated financial position, results of operations and/or cash flows.

For the year ended December 31, 2011, approximately 38% of our sales and 21% of our pro forma sales originated from subsidiaries outside of the U.S. in currencies including, among others, the pound sterling, euro and U.S. dollar. As a result, a material change in the value of these currencies could significantly impact our consolidated financial position, results of operations or cash flows. The balance sheet amounts are translated into U.S. dollars at the exchange rate at the end of the month, and the statement of operations amounts are translated at an average exchange rate for each month in the period.

Outlook

We believe that global energy consumption will continue to increase in the long term and that additional oil and natural gas production will be required to meet this demand. We believe this increased energy consumption will result in increased exploration and production activities such as onshore and offshore drilling and production, facilitated in part by the proliferation of new drilling and extraction technologies. This increased exploration and production activity should, in turn, lead to an increased need for new or improved infrastructure for the transmission, processing, and storage of oil and natural gas in the midstream end-market as well as additional capital expenditures associated with the build out and maintenance of global refining facilities and systems to deliver consumable energy products to the end-markets.

The planned capital spending of our customers is a primary indicator of our business. We believe that forecasted increases in global energy demand, driven by the continued development and industrialization of non-OECD countries, such as China, India and Brazil, will result in increased investment in energy infrastructure by our customers. We expect this investment to increase demand for the specialty products that we supply.

We believe that continued high global oil prices and high natural gas prices that exist in certain global locations, as well as the arbitrage that exists between these areas and those of lower prices, will contribute to further energy-related investments by our customers.

Steel prices also have an impact on our gross profit and gross margins. High levels of steel inventory tend to drive prices down, which impacts the price for the specialty steel products we supply. Excess steel mill capacity also negatively affects mills pricing power and our ability to command higher prices from our customers.

The addition of B&L to our business as a result of the Reorganization considerably increases our presence in the U.S., particularly in markets focused on developing unconventional energy resources, such as oil and natural gas shale. We believe our significant North American presence combined with our long established global footprint enables us to benefit from the expected increase in global capital spending on infrastructure associated with the anticipated increase in global energy consumption. We plan to use our considerable global presence and long standing relationships with our customers and suppliers to grow our business.

We also serve other select markets that have a similar need for our technical expertise and specialty products, including power generation, civil construction and mining applications. We have experienced recent success in growing these markets and expect continued growth as a result of increased demand as well as increased market share as we further penetrate these markets.

Factors Affecting Comparability of Future Results and Historical Results

You should read the discussion of our financial condition and results of operations in conjunction with our historical financial statements, the unaudited condensed combined pro forma financial information, as well as the historical financial statements of B&L and B&L Predecessor, each of which is included elsewhere in this prospectus. Our future results could differ materially from our historical results due to a variety of factors, including the following:

Consolidation of B&L’s business

After this offering, as a result of the Reorganization, we will own 100% of the equity interests in B&L supply, constituting the entire business of B&L, and will consolidate the business of B&L with our own for accounting purposes. B&L’s sales and total assets are approximately equal to our predecessor’s and the consolidation of B&L’s business will substantially increase our sales and expenses as well as our total assets and total equity. Additionally, as a result of the Reorganization, our capital structure will change and we will become a U.S. corporation, rather than a limited partnership. We expect that the consolidation of B&L’s business will significantly increase our domestic footprint and our percentage of sales to upstream markets.

Decrease in outstanding indebtedness

Historically, our predecessor’s consolidated indebtedness has included the EMC senior secured notes and the EM revolving credit facility. B&L’s historical consolidated indebtedness at December 31, 2011 includes the $116.4 million aggregate principal amount BL term loan, the BL revolving credit facility and the $50.0 million Seller Note. After this offering, we expect to reduce our overall debt and improve our overall leverage by repaying $186.2 million of our outstanding indebtedness.

Additional general and administrative expenses

We expect to incur incremental general and administrative expenses as a result of our consolidation of B&L’s business and becoming a publicly traded entity. Although we have publicly traded debt, we believe our costs will increase as a result of the initial public offering of our common stock. These costs include fees associated with annual and quarterly reports to stockholders, tax returns and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, incremental insurance costs and accounting and legal services.

Impact on gross profit and gross margin

The consolidation of B&L’s business is expected to increase our total gross profit and lower our overall gross margin from historical levels as B&L’s business typically earns a lower gross margin on sales of oil country tubular goods than the margins our predecessor has historically earned on sales of its energy and infrastructure products. If the rate of growth in energy and infrastructure products exceeds the growth in oil country tubular goods, we expect the impact to our gross margin will be mitigated.

Control by JCP

As a result of the Reorganization, we will continue to be controlled by the same affiliates of JCP that controlled our predecessor and B&L prior to the Reorganization. The same affiliate of JCP that has the ability to designate the B&L board (which controls B&L) is also the managing member of the general partner of our predecessor (which controls our predecessor). Upon the Reorganization, our predecessor and B&L will together own 100% of the Edgen Group Class B common stock, which will represent a majority of the voting power of Edgen Group. As such, these affiliates of JCP will be able to (1) determine the outcome of all matters requiring stockholder approval; (2) cause or prevent a change of control of our company or a change in the composition of our board of directors; and (3) preclude any unsolicited acquisition of our company.

Holders of our Class A and Class B common stock will be entitled to one vote per share. Holders of shares of Class A common stock and Class B common stock will generally vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders. Holders of our Class A common stock will be entitled to receive dividends if, as and when dividends are declared from time to time by our board of directors. In the event of our liquidation, dissolution or winding up, the holders of our Class A common stock will be entitled to receive ratably the assets available for distribution to our stockholders after payment of liabilities and payment of liquidation preferences on any outstanding shares of our preferred stock. Our Class B common stock will have no economic rights. See “Description of our Capital Stock.”

Change in reportable segments

Our predecessor has historically managed operations in two geographic markets, the Western Hemisphere and Eastern Hemisphere. The Western Hemisphere operations are headquartered in Houston, Texas and operate through a regional and branch network of locations in the U.S., Canada and Latin America. Our primary Eastern Hemisphere operations are in Newbridge (Scotland), Dubai (UAE) and Singapore, and operate through a regional and branch network of locations in Europe, Asia/Pacific, and the Middle East. The Results of Operations discussion that follows discusses our predecessor’s operations under these two segments. After this offering and our consolidation of B&L’s business pursuant to the Reorganization, we plan to realign our segments and reports that our Chief Operating Decision Maker uses to evaluate our business and allocate resources. After this offering, we expect to supply specialty products through two reportable segments:

Energy and Infrastructure Products, or E&I. The E&I Segment serves customers in the Americas, EMEA and APAC regions, distributing pipe, plate, valves, and related-components to upstream, midstream, downstream, and select power generation, civil construction, and mining customers across more than 30 global locations. This operating segment provides project and MRO order fulfillment capabilities from state of the art warehouses throughout the world. For the year ended December 31, 2011, the E&I Segment represented 54% of our pro forma sales and 46% of our pro forma operating income.

Oil Country Tubular Goods, or OCTG. The OCTG Segment provides oil country tubular goods to the upstream conventional and unconventional onshore drilling market in the U.S. We deliver products through nine customer sales and service locations, over 50 third-party owned distribution facilities and our Pampa, Texas operating center. For the year ended December 31, 2011, the OCTG Segment represented 46% of our pro forma sales and 54% of our pro forma operating income.

Our predecessor has historically included operating expenses of our non-trading entities, including EM II LP, EMGH Limited, or EMGH, Pipe Acquisition Limited and Bourland & Leverich Holdings LLC in General Company. After this offering, we will include these expenses in Corporate.

Results of Operations of our Predecessor

Overview

Our business is highly dependent on the conditions in the energy industry and, in particular, the willingness by our customers to make capital expenditures for oil and gas infrastructure. Our business was challenged in 2009 and throughout most of 2010 as oil prices dropped significantly from 2008 levels and credit availability for many of our customers was unpredictable. These conditions negatively impacted our business as capital expenditures made by our customers for major projects were reduced and/or deferred and lower operating levels by our customers curtailed their maintenance and repair expenditures, which reduced our MRO sales. This overall reduction in global demand depressed steel prices and our profit margins were negatively affected as competitors significantly decreased their prices to reduce inventories and to seek to obtain any business opportunities that were available.

These operating conditions started to reverse in the latter half of 2010 as financing became more readily available and oil prices started to rise. In spite of the current political and economic uncertainties within the global marketplace, these trends and the recovery have continued through 2011. Capital spending in the energy markets has steadily improved relative to 2010 and 2009 and, after dropping below $40 per barrel in 2009, oil prices have now climbed towards their 2008 record levels. Additionally, while natural gas prices have remained depressed in the U.S., the demand for natural gas liquids remains strong. We believe these factors have encouraged both international and domestic spending on oil and natural gas opportunities and the related infrastructure, which has in turn increased the demand for the products we supply. As the economy has improved, we have experienced sales increases in 2011 in all market segments of our business and across all lines of the products we supply. Additionally, despite competitive pricing in our industry, we were able to maintain our margins through increases in our MRO sales, as well as increases in our upstream market segment, both of which typically carry a higher margin than our larger Project sales.

During 2011, we noted a product demand and sales mix shift from our larger diameter products associated with midstream energy infrastructure projects to smaller diameter carbon pipe, valve and fitting products associated with midstream gathering lines. We have also noted a similar sales mix shift toward our quenched and tempered and high yield heavy plate used in the construction of upstream offshore high performance multi-purpose rigs. We believe these sales mix shifts have, to a large extent, been driven by an increase in drilling and production activity related to unconventional resource developments in North America, particularly the gathering and storage systems associated with the development of onshore and offshore oil and natural gas resources, and an increase in international deepwater offshore drilling associated with oil and natural gas exploration and production.

As our business has recovered, we have continued to record higher sales order bookings and our sales backlog has increased as shown below:

(IN MILLIONS)	DECEMBER 31, 2011	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2008
Sales backlog (end of period)	$353.0	$210.0	$144.0	$328.0

Sales backlog at December 31, 2011 is comprised primarily of sales orders related to (1) the construction of offshore high performance multi-purpose platform, or jack-up, oil rigs; (2) natural gas gathering and storage systems; and (3) offshore exploration and production. Sales backlog also includes orders related to offshore renewable energy projects, refinery upgrades and turnarounds and civil infrastructure projects.

Our sales backlog represents management’s estimate of potential future revenues that may result from contracts/ orders currently awarded to us by our customers. Sales backlog is determined by the amount of unshipped third party customer purchase orders and may be revised upward or downward, or cancelled by our customers in certain instances. There can be no assurance that sales backlog will ultimately be realized as revenue, or that we will earn a profit on any of our sales backlog. Realization of revenue from sales backlog is dependent on, among other things, our ability to fulfill purchase orders and transfer title to customers, which in turn is dependent on a number of factors, including our ability to obtain product from our suppliers. Further, because of the project nature of our business, sales orders and sales backlog can vary materially from period to period.

The oil and natural gas industry continues to comprise the majority of our business. During the years ended December 31, 2011 and 2010, we derived the following percentage of our sales from customers in the oil and natural gas industry:

	YEAR ENDED DECEMBER 31,
	2011	2010
Percentage of sales derived from the oil & natural gas industry	89%	82%

Our ten largest customers and ten largest suppliers represented the following percentages of our sales and product purchases for the years ended December 31, 2011 and 2010:

	YEAR ENDED DECEMBER 31,
	2011	2010
Top 10 customers as a percentage of sales	33%	28%
Top 10 suppliers as a percentage of product purchases	52%	39%

No one customer accounted for more than 10% of our sales in any of the periods presented. During the year ended December 31, 2011, our largest supplier accounted for approximately 11% of our product purchases. No one supplier accounted for more than 10% of our product purchases during the year ended December 31, 2010.

Year ended December 31, 2011 compared to the year ended December 31, 2010

The following tables compare sales and income (loss) from operations for the years ended December 31, 2011 and 2010. The period-to-period comparisons of financial results are not necessarily indicative of future results.

	YEAR ENDED DECEMBER 31,
(IN MILLIONS, EXCEPT PERCENTAGES)	2011	2010	$ CHANGE	% CHANGE
Sales
Western Hemisphere	$600.2	$397.9	$202.3	51%
Eastern Hemisphere	335.6	233.7	101.9	44%
Eliminations	(24.2)	(3.9)	(20.3)

Total	$911.6	$627.7	$283.9	45%

Income (loss) from operations
Western Hemisphere	$18.5	$(56.9)	$75.4	NM
Eastern Hemisphere	33.6	22.0	11.6	53%
General Company	(13.7)	(22.5)	8.8	39%

Total	$38.4	$(57.4)	$95.8	NM

Sales

Consolidated. Sales increased to $911.6 million for the year ended December 31, 2011, compared to $627.7 million for the year ended December 31, 2010. The $283.9 million, or 45%, increase was driven by sales increases across all of our market segments, most notably the upstream and downstream energy markets as a result of increased Project and MRO spending by our customers which we believe is due to higher oil prices and the increased availability of financing. Volume, product sales mix and sales price each had a favorable impact on our sales during the year ended December 31, 2011 compared to 2010.

Western Hemisphere. For the year ended December 31, 2011, sales from the Western Hemisphere increased $202.3 million, or 51%, to $600.2 million compared to $397.9 million for the year ended December 31, 2010 and were driven by both higher sales volumes and prices, as well as a more favorable product sales mix towards higher priced products associated with offshore oil and natural gas exploration and production.

Eastern Hemisphere. Sales from the Eastern Hemisphere increased $101.9 million, or 44%, to $335.6 million for the year ended December 31, 2011 compared to $233.7 million for the prior year period. Sales throughout 2011 benefitted from increased sales volumes and an improved product sales mix due to activity around offshore oil and natural gas exploration and production in the North Sea and the African and Australian coasts, as well as increased sales prices.

Income (loss) from operations

Consolidated. For the year ended December 31, 2011, consolidated income from operations was $38.4 million, an increase of $95.8 million compared to a loss from operations of $57.4 million for the year ended December 31, 2010. Included in the $57.4 million loss from operations for the year ended December 31, 2010 was a $62.8 million pre-tax goodwill impairment charge related to a decrease in our operating forecasts due to the global economic recession. Excluding the impact of this goodwill impairment charge, the increase is primarily the result of increased sales volumes and a shift in product sales mix resulting in a larger percentage of our sales coming from higher margin products associated with offshore exploration and production activities and civil infrastructure projects. Selling, general and administrative expense, net of service fee income, was higher by $9.8 million when compared to the year ended December 31, 2010. Excluding service fee income of $2.0 million and $0.7 million recognized in the years ended December 31, 2011 and 2010, respectively, and the effects of realized and unrealized losses on foreign currency transactions, selling, general and administrative expenses increased by $11.5 million in the year ended December 31, 2011 compared to the year ended December 31, 2010. This increase was mainly due to increased staffing and other expenses to support our sales growth and international office expansions, compensation adjustments, higher employee related variable expenses, and a reserve for an uncollectible receivable associated with an outstanding customer warranty claim.

Western Hemisphere. For the year ended December 31, 2011, income from operations for the Western Hemisphere was $18.5 million compared to a loss from operations of $56.9 million for the year ended December 31, 2010, representing an increase of $75.4 million. The loss from operations in the prior year period includes a pre-tax goodwill impairment charge of $55.8 million. Excluding the goodwill impairment charge, the increase in income from operations between periods was driven by gross profit from increased sales volumes, higher prices on certain products, and a more favorable product sales mix to higher margin products associated with offshore oil and natural gas exploration and production and civil infrastructure projects. This increase was partially offset by higher selling, general and administrative expenses in the current year due primarily to increases in staffing and other expenses to support our sales growth, compensation adjustments, higher employee related variable expenses and a reserve for an uncollectible receivable associated with an outstanding customer warranty claim.

Eastern Hemisphere. For the year ended December 31, 2011, income from operations for the Eastern Hemisphere increased $11.6 million to $33.6 million compared to $22.0 million for the year ended December 31, 2010. The 53% increase in income from operations was driven primarily by gross profit from increased sales volumes associated with certain large offshore upstream projects and an increase in MRO activity. Excluding realized and unrealized losses from foreign currency transactions, selling, general and administrative expenses increased $6.0 million when compared to the year ended December 31, 2010 as a result of increases in staffing and other expenses to support our sales growth and the expansion of our international offices.

General Company. For the year ended December 31, 2011, loss from operations for General Company decreased $8.8 million, or 39%, to $13.7 million compared to a loss from operations of $22.5 million for the year ended December 31, 2010. General Company expenses primarily consist of corporate overhead expenses and amortization expense related to acquired and identified intangible assets from the Eastern Hemisphere, partially offset by service fee income. For the year ended December 31, 2010, General Company expenses include a $7.0 million goodwill impairment charge related to reporting units in the Eastern Hemisphere segment. Goodwill and other intangibles are allocated to the individual reporting units in the Eastern Hemisphere for impairment testing purposes based on their relative fair values at their acquisition date. Excluding the effect of the prior period goodwill impairment charge for the year ended December 31, 2010 and the service fee income, the loss from operations for General Company remained relatively flat in 2011 compared to the year ended December 31, 2010.

Other income (expense)

The following table displays our equity in earnings of unconsolidated affiliate, interest expense—net and income tax expense (benefit) for the years ended December 31, 2011 and 2010.

(IN MILLIONS, EXCEPT PERCENTAGES)	YEAR ENDED DECEMBER 31,
	2011	2010	$ CHANGE	% CHANGE
Equity in earnings of unconsolidated affiliate	$3.7	$1.0	$2.7	NM
Interest expense—net	(63.9)	(64.2)	0.3	(1)%
Income tax expense (benefit)	4.1	(22.1)	26.2	NM

Equity in earnings of unconsolidated affiliate

Equity in earnings of unconsolidated affiliate of $3.7 million and $1.0 million for the year ended December 31, 2011 and for the period August 19, 2010 through December 31, 2010, respectively, reflects income from our 14.5% ownership interest in B&L. Our investment in B&L was made on August 19, 2010.

Interest expense—net

Interest expense—net for the years ended December 31, 2011 and 2010 was $63.9 million and $64.2 million, respectively. Interest expense—net, includes interest on the EMC senior secured notes, amortization of deferred financing costs and original issue discount, interest associated with a capital lease in the U.K. and interest expense related to borrowings, if any, and fees associated with the utilization of the EM revolving credit facility for trade finance instruments issued in support of our normal business operations. The slight decrease in interest expense-net for year ended December 31, 2011 when compared to the prior year comparable period is primarily due to reduced amortization of deferred financing costs.

Income tax expense (benefit)

Income tax expense was $4.1 million at an effective tax rate of 20% for the year ended December 31, 2011 compared to an income tax benefit of $22.1 million at an effective tax rate of 18% for the year ended December 31, 2010. The income tax benefit for the year ended December 31, 2010 is due to our ability to carry back certain net operating losses, or NOLs, in the Western Hemisphere. We have recorded a deferred tax asset for our remaining NOLs in the Western Hemisphere at December 31, 2011, but are unable to recognize any tax benefit, as the deferred tax assets are offset by a valuation allowance.

At December 31, 2011, a valuation allowance of $24.3 million was recorded against deferred tax assets and net operating loss carryforwards associated with our U.S. operations, an increase of $12.8 million from the valuation allowance of $11.5 million at December 31, 2010. Our estimated future U.S. taxable income may limit our ability to recover the net deferred tax assets and also limit our ability to utilize the NOLs during the respective carryforward periods. Additionally, statutory restrictions limit the ability to recover NOLs via a carryback claim. The NOLs are scheduled to expire beginning in 2024 through 2031.

Year ended December 31, 2010 compared to the year ended December 31, 2009

The following table compares sales and income (loss) from operations for the year ended December 31, 2010 and 2009. The period-to-period comparisons of financial results are not necessarily indicative of future results.

	YEAR ENDED DECEMBER 31,
(IN MILLIONS, EXCEPT PERCENTAGES)	2010	2009	$ CHANGE	% CHANGE
Sales
Western Hemisphere	$397.9	$508.0	$(110.1)	(22)%
Eastern Hemisphere	233.7	285.1	(51.4)	(18)%
Eliminations	(3.9)	(19.8)	15.9

Total	$627.7	$773.3	$(145.6)	(19)%

Income (loss) from operations
Western Hemisphere	$(56.9)	$2.9	$(59.8)	NM
Eastern Hemisphere	22.0	25.5	(3.5)	(14)%
General Company	(22.5)	(18.5)	(4.0)	22%

Total	$(57.4)	$9.9	$(67.3)	NM

Sales

Consolidated. For the year ended December 31, 2010, our consolidated sales decreased $145.6 million, or 19%, to $627.7 million compared to $773.3 million for the year ended December 31, 2009. The decrease in sales reflects the effects of the global economic downturn and the associated spending cuts by our customers in all segments of the energy industry, which impacted our results during the latter half of 2009 and throughout 2010. We believe that our customers focused on preserving cash during an uncertain economic recovery, which negatively affected both new project expenditures and routine maintenance and repair expenditures. Lower demand also negatively affected selling prices which also decreased overall sales. Sales for the year ended December 31, 2009 also reflect a strong order backlog at December 31, 2008 of approximately $328.0 million which drove sales volumes, higher gross profits and gross margins into the first half of 2009.

Western Hemisphere. For the year ended December 31, 2010, sales in our Western Hemisphere segment decreased $110.1 million, or 22%, to $397.9 million compared to $508.0 million for the year ended December 31, 2009. The decrease in Western Hemisphere sales was primarily the result of lower demand from our customers in the downstream market and from the absence of large natural gas transportation projects in the midstream market.

Additionally, our sales mix shifted from higher gross margin products, including alloy pipe and components and large diameter high yield carbon pipe products associated with midstream energy infrastructure projects, to smaller diameter carbon pipe, valve, and fitting products which generally have lower selling prices and margins.

Eastern Hemisphere. For the year ended December 31, 2010, sales in our Eastern Hemisphere segment decreased $51.4 million, or 18%, to $233.7 million compared to $285.1 million for the year ended December 31, 2009. This decrease is primarily the result of a decline in offshore oil and natural gas structure construction in the markets served by our Singapore office. We also experienced a significant drop in selling prices across the Eastern Hemisphere segment as excess market inventories and short mill lead times created a competitive pricing environment.

Income (loss) from operations

Consolidated. For the year ended December 31, 2010, our consolidated income (loss) from operations decreased $67.3 million to an operating loss of $57.4 million compared to operating income of $9.9 million for the year ended December 31, 2009. The decrease in operating income was primarily the result of a goodwill impairment charge of $62.8 million, before taxes, and to a lesser extent, lower gross profit resulting from reduced sales volumes and lower sales prices as described above. Gross margins for the year ended December 31, 2009 were adversely impacted by a sharp decline in product prices which resulted in significant inventory valuation write-downs during the period of $22.5 million. Selling, general and administrative expenses for the year ended December 31, 2009 included the write off of $3.3 million of expenses related to a financing that was not consummated. No similar charge occurred for the year ended December 31, 2010.

Western Hemisphere. For the year ended December 31, 2010, income (loss) from operations for our Western Hemisphere segment decreased $59.8 million to an operating loss of $56.9 million compared to operating income of $2.9 million for the year ended December 31, 2009. This decrease in operating income in 2010 was primarily the result of a goodwill impairment charge of $55.8 million, before taxes, and to a lesser extent, lower gross profit resulting from lower sales volume and prices.

Eastern Hemisphere. For the year ended December 31, 2010, income from operations for our Eastern Hemisphere segment decreased $3.5 million, or 14%, to $22.0 million compared to $25.5 million for the year ended December 31, 2009. The decrease in income from operations between years was primarily the result of lower selling prices across all Eastern Hemisphere markets. In addition, income from operations for the year ended December 31, 2009 included significant inventory valuation write-downs resulting from a sharp decline in inventory prices in the Middle East. In 2010, market conditions in the Middle East improved significantly and no inventory valuation write-down was required.

General Company. General Company expenses normally consist of amortization expenses related to acquired and identified intangible assets and corporate overhead expenses. For the year ended December 31, 2010, operating loss for General Company increased $4.0 million, or 22%, to $22.5 million compared to $18.5 million for the year ended December 31, 2009. For the year ended December 31, 2010, General Company expenses include a $7.0 million goodwill impairment charge related to the Eastern Hemisphere UAE reporting unit. Goodwill and other intangibles are allocated to the Eastern Hemisphere reporting units for goodwill impairment testing purposes based on their relative fair values at acquisition date. For the year ended December 31, 2009, General Company expenses include the write off of $3.3 million of expenses related to a financing that was not consummated. Excluding these charges and the $7.0 million goodwill impairment charge, General Company expenses remained relatively consistent between periods.

Other income (expense)

The following table displays our equity in earnings of unconsolidated affiliate, interest expense—net, loss on prepayment of debt and income tax benefit for the years ended December 31, 2010 and 2009.

(IN MILLIONS, EXCEPT PERCENTAGES)	YEAR ENDED DECEMBER 31,
	2010	2009	$ CHANGE	% CHANGE
Equity in earnings of unconsolidated affiliate	$1.0	$—	$1.0	NM
Interest expense—net	(64.2)	(47.1)	(17.1)	36%
Loss on prepayment of debt	—	(7.5)	7.5	NM
Income tax benefit	(22.1)	(22.4)	(0.3)	(1%)

Equity in earnings of unconsolidated affiliate

On August 19, 2010, EM II LP’s subsidiary, EMC, invested $10.0 million in exchange for 14.5% of the common equity in B&L. The B&L investment is accounted for using the equity method of accounting. Income from the B&L investment for the period August 19, 2010 through December 31, 2010 was $1.0 million.

Interest expense—net

Interest expense—net, for the year ended December 31, 2010 increased $17.1 million, or 36%, to $64.2 million compared to $47.1 million for the year ended December 31, 2009. The overall increase in interest expense—net, for the year ended December 31, 2010 was primarily the result of higher period interest rates on our $465.0 million of the EMC senior secured notes issued on December 23, 2009 compared to interest rates on the $500.0 million term loans outstanding during the year ended December 31, 2009.

Loss on prepayment of debt

Loss on prepayment of debt of $7.5 million for the year ended December 31, 2009 was the result of the write-off of deferred financing costs as a result of the repayment of our first and second lien term loans on December 23, 2009 using the proceeds from the issuance of the EMC senior secured notes.

Income tax expense (benefit)

Income tax benefit was $22.1 million for the year ended December 31, 2010, compared to income tax benefit of $22.4 million for the year ended December 31, 2009. The income tax benefit for the year ended December 31, 2010 was due to our ability to carry back certain NOLs in the Western Hemisphere. In addition, for the year ended December 31, 2010, the estimated annual effective tax rate and income tax benefit reflect the impact of a goodwill impairment charge of $62.8 million for which $29.9 million was related to non-deductible goodwill and $9.0 million related to recording a valuation allowance against certain deferred tax assets.

At December 31, 2010, a valuation allowance of $11.5 million was recorded against deferred tax assets and net operating loss carryforwards as we believed it was more likely than not that the future income tax benefits would not be realized in subsequent periods. The estimated future U.S. taxable income will limit our ability to recover the net deferred tax assets and also limit the ability to utilize the NOLs during the respective carryforward periods. Additionally, statutory restrictions limit the ability to recover the NOLs via a carryback claim.

Bourland & Leverich Holdings LLC and Subsidiary

On August 19, 2010, we purchased a 14.5% ownership interest in B&L, an unconsolidated affiliate accounted for under the equity method. B&L’s accounting policies are identical to ours and the factors affecting B&L’s business, including oil and natural gas prices, availability of financing for customers to fund capital expenditures and the level of oil and gas exploration and production, among others, are largely similar to ours, though B&L operates almost exclusively in the U.S. After this offering, as a result of the Reorganization, we will own 100% of the equity interests of B&L Supply, constituting the entire business of B&L, and will consolidate the results of operations of B&L’s business with our own for accounting purposes. Due to the significance of this business to our future operations, we have included below a discussion of the results of operations of B&L for the year ended December 31, 2011. These results are included in our historical consolidated financial statements only to the extent of our equity in earnings from our investment. We have not included results of B&L Predecessor, as the results would not be comparable due to (1) a difference in the December 31 fiscal year end adopted by B&L and B&L Predecessor’s September 30 fiscal year end and (2) acquisition accounting adjustments including, among others, (a) increased depreciation and amortization as a result of the recognition of intangible assets and the step-up in basis of existing fixed assets, (b) increased interest expense associated with indebtedness outstanding as a result of the B&L Acquisition, and (c) service fees paid by B&L to us for certain support services related to information technology, legal, treasury, tax, financial reporting, and other administrative expenses. These financial results are not necessarily indicative of future results we expect to achieve when we consolidate B&L subsequent to this offering. We have also included elsewhere in this prospectus unaudited pro forma condensed combined financial information giving effect to the Reorganization and this offering. You should read “Unaudited Pro Forma Condensed Combined Financial Information” in conjunction with your review of the following discussion.

B&L’s financial results for the year ended December 31, 2011 have benefited from sustained high levels of drilling activity driven by continuing oil and natural gas exploration in North America. We believe higher oil prices and an increase in the availability of financing for capital expenditures through 2011 have incentivized E&P companies to increase onshore U.S. drilling activity, particularly in unconventional resources such as oil sands and oil and natural gas shales. Although the average active onshore oil and gas rig count in the U.S. is still considerably lower than the high levels that were operating in 2008, it has continued to steadily increase since the first quarter of 2010, a quarter which witnessed the lowest average U.S. oil and gas rig count levels in this recent recessionary period. Average active U.S. onshore oil and gas rig count, as measured by Baker Hughes Incorporated, for the year ended December 31, 2011 was approximately 1,829 compared to approximately 1,496 for the year ended December 31, 2010, an increase of 22%. The steady improvement in the average onshore rig count in the U.S. has contributed to an increase in demand for B&L’s oil country tubular goods and translated into a pricing environment that has improved sequentially each month through the first half of 2011. More recently, prices are relatively stable despite the persistence of challenging market conditions, but remain significantly lower than pre-recessionary highs due to excess mill capacity and a competitive market environment. Gross profit for the year ended December 31, 2011 benefitted from increased levels of U.S. onshore drilling activity.

The following table reflects B&L’s results of operations for the year ended December 31, 2011.

YEAR ENDED DECEMBER 31, 2011
(IN MILLIONS)
Statement of Operations Data:
Sales	$763.7

Income from operations	46.0
Other income—net	0.6
Interest expense	(22.6)

Net income	$24.0

Sales

For the year ended December 31, 2011, B&L’s sales were $763.7 million. Sales in the year ended December 31, 2011 were the result of a high level of onshore drilling activity in the U.S., particularly in unconventional oil and natural gas resource developments. In the year ended December 31, 2011, B&L sold approximately 404,600 tons of oil country tubular goods at an average selling price of approximately $1,887 per ton. During the year ended December 31, 2011, B&L’s top ten customers represented 62% of sales and two customers accounted for 18% and 11%, respectively, of sales. No other single customer accounted for more than 10% of sales during this period.

Income from operations

For the year ended December 31, 2011, B&L’s income from operations was $46.0 million. Income from operations was impacted by steel prices, which have increased substantially since the market downturn in 2009, but have remained relatively steady throughout 2011, and increased demand for oil country tubular goods as U.S. onshore drilling activity has increased. Income from operations also includes selling, general and administrative expense of $15.9 million, or 2% of sales for the period, of which approximately $9.9 million was attributable to employee related costs including salaries, employee benefits and travel expenses for sales staff, $2.0 million was attributable to service fees paid to EMC, and approximately $0.6 million was attributable to nonrecurring transaction costs. Also included in income from operations is depreciation and amortization expense of $14.5 million, nearly all of which relates to amortization of intangible asset customer relationships and noncompetition agreements recorded in connection with the B&L Acquisition.

Interest expense

Interest expense for the year ended December 31, 2011 was $22.6 million, resulting from interest incurred on B&L’s indebtedness during the period and amortization of deferred financing costs.

Quarterly Results of Operations of our Predecessor and B&L

The following tables present our predecessor’s unaudited quarterly results of operations for the eight quarters in the period ended December 31, 2011 and B&L’s unaudited quarterly results of operations for the five quarters in the period ended December 31, 2011. This information has been prepared on the same basis as the audited financial statements of our predecessor and B&L and includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the quarters presented. You should read this information in conjunction with the audited consolidated financial statements of EM II LP, the audited consolidated financial statements of B&L, and the related notes thereto. The unaudited results of operations for any quarter are not necessarily indicative of results of operations for any future period.

Our predecessor’s unaudited quarterly results of operations were as follows:

	THREE MONTHS ENDED
STATEMENT OF OPERATIONS (IN THOUSANDS)	DECEMBER 31, 2011	SEPTEMBER 30, 2011	JUNE 30, 2011	MARCH 31, 2011	DECEMBER 31, 2010	SEPTEMBER 30, 2010	JUNE 30, 2010	MARCH 31, 2010
Sales	$258,663	$244,838	$222,549	$185,562	$173,295	$174,217	$135,711	$144,490
Gross profit (exclusive of depreciation and amortization)	34,607	36,934	36,269	26,694	23,394	25,018	20,610	21,884
Income (loss) from operations	9,800	10,858	12,673	5,053	3,445	4,586	(66,190)	735
Net loss	(6,379)	(4,263)	(3,868)	(10,018)	(11,040)	(4,864)	(75,419)	(6,965)

The global economic recession impacted our sales and income (loss) from operations in 2009 and through the first half of 2010 as oil prices dropped significantly from previous levels and credit availability for many of our customers was unpredictable. In the latter half of 2010, these operating conditions started to reverse as oil prices recovered and the availability of financing improved which led to increases in our sales and income (loss) from operations. The improvement in operating conditions continued throughout 2011 as capital spending in energy markets steadily improved. As a result, our sales have sequentially increased since the three months ended December 31, 2010. In the recent six quarters, income from operations has generally increased with slight fluctuations due mainly to variations in gross margin.

Selling, general and administrative expense, net of service fee income fluctuates from quarter to quarter primarily due to fluctuations in employee related variable expenses and the effects of realized and unrealized gains and losses from foreign currency transactions. Selling, general and administrative expense, net of service fee income, has generally increased since the three months ended December 31, 2010 mainly due to increased staffing and other expenses to support our sales growth. As a percentage of sales, selling, general and administrative expense, net of service fee income has remained generally consistent through the second half of 2010 and throughout 2011 with a slight increase in the three months ended September 30, 2011 due to the recording of a reserve for an uncollectible receivable associated with an outstanding customer warranty claim.

Equity in the earnings of unconsolidated affiliate, which represents our 14.5% investment in B&L, has sequentially increased since the date of our investment on August 19, 2010.

Income (loss) from operations and net loss for the three months ended June 30, 2010 include a goodwill impairment charge of $62.8 million as a result of the fair value of certain of our reporting units falling below the carrying value.

B&L’s unaudited quarterly results of operations were as follows:

	THREE MONTHS ENDED
STATEMENT OF OPERATIONS (IN THOUSANDS)	DECEMBER 31, 2011	SEPTEMBER 30, 2011	JUNE 30, 2011	MARCH 31, 2011	DECEMBER 31, 2010
Sales	$217,264	$212,328	$192,619	$141,448	$160,554
Gross profit (exclusive of depreciation and amortization)	20,568	21,365	18,920	15,584	17,220
Income from operations	12,540	13,403	11,458	8,579	9,444
Net income	7,139	7,890	5,869	3,084	3,343

B&L’s sales and income from operations are directly affected by the level of U.S. onshore oil and natural gas drilling. Increased domestic onshore rig count, higher oil prices, and an increase in the availability of financing for capital expenditures since those at the beginning of the fiscal year have led to a sequential increase in B&L’s sales over the year. Gross margin has remained consistent between quarters resulting in income from operations which has generally increased each quarter since December 31, 2010. Selling, general and administrative expenses have increased since the quarter ended March 31, 2011 due mainly to increases in staffing and other expenses to support sales growth. As a percentage of sales, selling, general and administrative expense has remained relatively consistent.

Liquidity and Capital Resources

At December 31, 2011, our predecessor had $26.2 million of unrestricted cash on hand and $99.5 million of available credit under the EM revolving credit facility and the revolving credit facility of its consolidated subsidiary Edgen Murray FZE, or EM FZE. B&L had unrestricted cash on hand of $0.1 million and $58.0 million of availability under its revolving credit facility. On a pro forma basis, our cash on hand and available borrowing capacity under our revolving credit facilities was $26.3 million and $157.5 million, respectively, at December 31, 2011. Our primary cash requirements, in addition to normal operating expenses and debt service, are for working capital, capital expenditures, and business acquisitions. We have historically financed our operations through cash flows generated from operations and from borrowings under our credit facilities, while our primary source of acquisition funds has historically been the issuance of debt securities and preferred and common equity. Our debt service requirements have historically been funded by operating cash flows and/or refinancing arrangements.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures depends on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our cash flows are primarily dependent on sales of the products we supply to our customers at profit margins sufficient to cover fixed and variable expenses as well as our ability to successfully collect receivables from our customers on a timely basis. Additionally, provisions of our revolving credit facilities and the indenture governing the EMC senior secured notes, as well as the laws of the jurisdictions in which our companies are organized, restrict our ability to pay dividends or make certain other restricted payments.

We believe that we will continue to have adequate liquidity and capital resources to fund future recurring operating and investing activities and to service our indebtedness. We cannot provide assurance that if our business declines we would be able to generate sufficient cash flows from operations or that future borrowings will be available to us under our revolving credit facilities in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments and liquidity needs, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or raising additional debt or equity capital. We cannot provide assurance that any of these actions could be effected on a timely basis or on satisfactory terms, if at all, or that these actions would enable us to continue to satisfy our capital requirements. In addition, our existing or future debt agreements may contain provisions prohibiting us from adopting any of these alternatives. Our failure to comply with these provisions could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

Debt

At December 31, 2011, our predecessor’s total indebtedness, including capital leases, was $500.7 million and our indebtedness was $683.8 million on a pro forma basis before use of proceeds from this offering. Included within our total indebtedness is the following:

EMC senior secured notes. On December 23, 2009, EMC issued $465.0 million aggregate principal amount of 12.25% senior secured notes with an original issue discount of $4.4 million. Approximately $57.0 million of annual interest accrues on the EMC senior secured notes at a rate of 12.25% and is payable in arrears on each January 15 and July 15, commencing on July 15, 2010.

We may redeem some, or all, of the EMC senior secured notes at any time prior to January 15, 2013 at a redemption price equal to 100% of the principal plus an applicable premium and accrued and unpaid interest at the redemption date. The applicable premium, with respect to any senior secured note on the redemption date, is calculated as the greater of:

(1)	1.0% of the principal amount of the note; or

(2)	the excess of:

(a)	the present value at the redemption date of (i) the redemption price of the note at January 15, 2013 (such price as set forth in the table below) plus (ii) all required interest payments due on the note through January 15, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the note.

On or after January 15, 2013, we have the option to redeem some, or all, of the EMC senior secured notes at the following redemption prices, plus accrued and unpaid interest to the date of redemption:

ON OR AFTER:	PERCENTAGE
January 15, 2013	106.125%
January 15, 2014 and thereafter	100.000%

In addition, at any time prior to January 15, 2013, we may redeem up to 35% of the aggregate original principal amounts of the notes issued under the indenture at a price equal to 112.25% of the principal amount, plus accrued and unpaid interest, to the date of redemption with the net cash proceeds of certain equity offerings. The terms of the EMC senior secured notes also contain certain change in control and sale of asset provisions under which the holders of the EMC senior secured notes have the right to require us to repurchase all or any part of the notes at an offer price in cash equal to 101% and 100%, respectively, of the principal amount, plus accrued and unpaid interest, to the date of the repurchase.

The indenture governing the EMC senior secured notes contains various covenants that limit our discretion in the operation of our business. Among other things, it limits our ability and the ability of our subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, make certain investments and loans and enter into certain transactions with affiliates. It also places restrictions on our ability to pay dividends or make certain other restricted payments and our ability or the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of their respective assets.

The EMC senior secured notes are guaranteed on a senior secured basis by EM II LP and each of its existing and future U.S. subsidiaries that (1) is directly or indirectly 80% owned by EM II LP, (2) guarantees the indebtedness of EMC or any of the guarantors and (3) is not directly or indirectly owned by any non-U.S. subsidiary. At December 31, 2011, EMC is EM II LP’s only U.S. subsidiary, and, therefore, EM II LP is currently the only guarantor of the EMC senior secured notes. As part of the Reorganization, EM Holdings will replace EM II LP as the only guarantor of the EMC senior secured notes.

The EMC senior secured notes and related guarantees are secured by:

■

first-priority liens and security interests, subject to permitted liens, in EMC’s and the guarantors’ principal U.S. assets (other than the working capital assets which collateralize the EM revolving credit facility), including material real property, fixtures and equipment, certain intellectual property and certain capital stock of EM II LP’s direct restricted subsidiaries now owned or hereafter acquired; and

■

second-priority liens and security interests, subject to permitted liens (including first-priority liens securing the EM revolving credit facility), in substantially all of EMC’s and the guarantors’ cash and cash equivalents, deposit and securities accounts, accounts receivable, inventory, other personal property relating to such inventory and accounts receivable and all proceeds there from, in each case now owned or acquired in the future.

Under an intercreditor agreement, the security interest in certain assets consisting of cash and cash equivalents, inventory, accounts receivable, and deposit and securities accounts is subordinated to a lien thereon that secures the EM revolving credit facility. As a result of such lien subordination, the EMC senior secured notes are effectively subordinated to the revolving credit facility to the extent of the value of such assets.

EM revolving credit facility. On September 2, 2011, our predecessor entered into a sixth amendment to the EM revolving credit facility among JPMorgan Chase Bank, N.A. and other financial institutions party thereto, EMC, EM Europe, Edgen Murray Canada Inc., or EM Canada, and Edgen Murray Pte. Ltd., or EM Pte, collectively, the Borrowers. The sixth amendment extended the maturity date of the EM revolving credit facility from May 11, 2012 to May 11, 2014 and increased the aggregate amount available under the EM revolving credit facility from $175.0 million to $195.0 million (subject to an increase by the Company of up to $25.0 million for a total of $220.0 million), of which:

■	EMC may utilize up to $180.0 million ($25.0 million of which can only be used for trade finance instruments) less any amounts utilized under the sublimits of EM Canada and EM Europe;

■	EM Europe may utilize up to $60.0 million;

■	EM Canada may utilize up to $10.0 million; and

■	EM Pte may utilize up to $15.0 million.

Actual credit availability under the EM revolving credit facility for each Borrower fluctuates because it is subject to a borrowing base limitation that is calculated based on a percentage of eligible trade accounts receivable and inventories, the balances of which fluctuate, and is subject to discretionary reserves, revaluation adjustments, and sublimits as defined by the EM revolving credit facility and imposed by the administrative agent. The Borrowers may utilize the EM revolving credit facility for borrowings as well as for the issuance of various trade finance instruments, such as letters of credit and bank guarantees, and other permitted indebtedness. The EM revolving credit facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of EMC, EM Canada, EM Europe, EM Pte and each of the guarantors. Additionally, the common shares of EM Pte and EM FZE secure the portion of the EM revolving credit facility utilized by EM Europe. The EM revolving credit facility is guaranteed by EM II LP. EM II LP will be released from this guarantee as part of the Reorganization. Additionally, each of the EM Canada sub-facility, the EM Europe sub-facility and the EM Pte sub-facility is guaranteed by EMGH, PAL, EM Europe, EM Canada and EM Pte.

At December 31, 2011, cash borrowings of $20.5 million were outstanding under the EM revolving credit facility. Trade finance instruments under the EM revolving credit facility at December 31, 2011 totaled $42.3 million and reserves totaled $3.7 million. During the year ended December 31, 2011, our maximum utilization under the EM revolving credit facility was $87.6 million and our weighted average interest rate incurred for indebtedness under this facility was 4.36%. Borrowings under the EM revolving credit facility incur interest rates and various base rates including Alternate Base Rate, Adjusted LIBOR, Banker’s Acceptance Rate, U.K. Base Rate, Canadian Prime Rate or Singapore Base Rate, plus, in each case, a percentage spread that varies from 0.5% to 3.0% based on the type of borrowing and our average credit availability.

At December 31, 2011, credit availability under the EM revolving credit facility was as follows (based on the value of the Company’s borrowing base on that date):

(IN MILLIONS)	EMC		EM Canada	EM Europe	EM Pte	Total
Total availability	$118.4		$1.7	$26.4	$15.0	$161.5
Less utilization and reserves	(53.1	)(a)	(0.1)	(8.4)	(4.9)	(66.5)

Net availability	$65.3		$1.6	$18.0	$10.1	$95.0

(a)	Includes a letter of credit in the amount of $5.0 million which supports the local credit facility of EM FZE.

The EM revolving credit facility contains a minimum fixed charge coverage ratio covenant of not less than 1.25 to 1.00 that applies if our aggregate availability is reduced below $27.0 million, or the sum of EMC and EM Canada availability is less than $16.5 million until the date that both aggregate availability is greater than $32.0 million and the sum of EMC and EM Canada availability is greater than $21.5 million for a consecutive ninety day period, and no default or event of default exists or has existed during the period. The EM revolving credit facility fixed charge coverage ratio is a ratio of our earnings before interest, depreciation and amortization, and income taxes, subject to certain adjustments and minus capital expenditures and cash taxes, to the sum of our cash interest expense, scheduled principal payments, cash management fees, dividends and distributions and cash earnout or similar payments, all as more specifically defined in the EM revolving credit facility. It is calculated as of the end of each of our fiscal quarters for the period of the previous four fiscal quarters. For the year ended December 31, 2011 the EM revolving credit facility fixed charge coverage ratio exceeded 1.25 to 1.00. Although the EM revolving credit facility fixed charge coverage ratio covenant was not applicable because our aggregate availability was above the applicable thresholds, there can be no assurance that our aggregate availability will not fall below one of the applicable thresholds in the future. Our credit availability could decline if the value of our borrowing base declines, the administrative agent under the EM revolving credit facility imposes reserves in its discretion, our borrowings under the EM revolving credit facility increase or for other reasons. In addition, the agents under the EM revolving credit facility are entitled to conduct borrowing base field audits and inventory appraisals at least annually, which may result in a lower borrowing base valuation. Our failure to comply with the EM revolving credit facility minimum fixed charge coverage ratio at a time when it is applicable would be an event of default under the EM revolving credit facility, which could result in a default under and acceleration of our other indebtedness.

We believe that the inclusion of this fixed charge coverage ratio calculation in this discussion provides useful information to investors about our compliance with the minimum fixed charge coverage ratio covenant in our EM revolving credit facility. The EM revolving credit facility fixed charge coverage ratio is not intended to represent a ratio of our fixed charges to cash provided by operating activities as defined by generally accepted accounting principles and should not be used as an alternative to cash flow as a measure of liquidity. Because not all companies use identical calculations, this fixed charge coverage ratio presentation may not be comparable to other similarly titled measures of other companies.

The EM revolving credit facility also provides for limitations on additional indebtedness, the payment of dividends and distributions, investments, loans and advances, transactions with affiliates, dispositions or mergers and the sale of assets. At December 31, 2011, we were in compliance with the covenants applicable under the EM revolving credit facility, and our availability requirements exceeded the thresholds described above.

On April 10, 2012, EM II LP and certain of its subsidiaries entered into a seventh amendment to the EM revolving credit facility, which, effective as of April 10, 2012, permits EM Pte to incur $10 million of additional indebtedness secured by a warehouse facility owned by EM Pte in Singapore. Additionally, the seventh amendment permits the transactions constituting the Reorganization, releases EM II LP from its obligations under the EM revolving credit facility and provides for certain other conforming and definitional changes, effective upon the completion of this offering and satisfaction of other customary closing conditions.

EM FZE credit facility. EM FZE has a credit facility with local lenders in Dubai under which it has the ability to borrow up to the amount it has secured by a letter of credit. At December 31, 2011, EM FZE had the ability to borrow up to $5.0 million because the facility was secured by a letter of credit in the amount of $5.0 million issued under the EM revolving credit facility. EM FZE may utilize the local facility for borrowings, foreign currency exchange contracts, trade finance instruments, such as letters of credit and bank guarantees, and other permitted indebtedness. This facility is primarily used to support the trade activity of EM FZE. At December 31, 2011 there were no outstanding cash borrowings and there was approximately $0.5 million in trade finance instruments issued under the EM FZE Facility. Availability under the EM FZE facility was $4.5 million at December 31, 2011.

BL revolving credit facility. After the Reorganization, we will be party to the BL revolving credit facility. On August 19, 2010, B&L Supply entered into the BL revolving credit facility with Regions Bank and RBS Business Capital, a division of RBS Asset Finance, Inc., as co-collateral agents. B&L may utilize the BL revolving credit facility for borrowings as well as for the issuance of trade finance instruments. At December 31, 2011, there was $17.0 million in outstanding cash borrowings under the BL revolving credit facility and there were no outstanding bank guarantees or letters of credit. During the year ended December 31, 2011, B&L’s maximum utilization under the BL revolving credit facility was $62.5 million. During the year ended December 31, 2011, the weighted average interest rate incurred for indebtedness under the BL revolving credit facility was 4.58%. Interest on the BL revolving credit facility accrues at adjusted LIBOR, plus 3.0% to 3.5% for LIBOR loans, and Prime plus 2.0% to 2.5% for base rate loans.

Credit availability under the BL revolving credit facility at December 31, 2011 was $58.0 million. Credit availability is defined as the lesser of (1) the revolving commitment of $75.0 million or (2) an availability amount based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sublimits as defined by the BL revolving credit facility, or the BL Borrowing Base. The credit availability under the BL revolving credit facility could decline if the value of BL Borrowing Base declines, the administrative agent under the BL revolving credit facility imposes reserves in its discretion, B&L’s borrowings under the BL revolving credit facility increase or for other reasons. In addition, the agents under the BL revolving credit facility are entitled to conduct borrowing base field audits and inventory appraisals at least annually, which may result in a lower borrowing base valuation. The BL revolving credit facility also contains an unused line commitment fee calculated on a quarterly basis at a rate of 0.5%, 0.625% and 0.75% based on the daily average excess of the lesser of the total revolving commitment over outstanding borrowings and utilization of availability for bank guarantees and letters of credit.

The BL revolving credit facility is secured by a first-priority security interest in all of the working capital assets of B&L, including trade accounts receivable and inventory and contains affirmative, and negative covenants, including a consolidated fixed charge coverage ratio, as defined by the BL revolving credit facility, not to be less than a ratio of 1.10 to 1.00, and a limitation of capital expenditures not to exceed $3.5 million for the period August 19, 2010 through December 31, 2011 and $3.0 million in 2012 and thereafter. The BL revolving credit facility also provides for limitations, among others, on additional indebtedness, the making of distributions, certain investments loans, and advances, transactions with affiliates, mergers and the sale of assets.

Substantially concurrently with the completion of this offering, we expect B&L Supply to enter into an amendment and restatement of the BL revolving credit facility. The amended and restated BL revolving credit facility is expected to release B&L from its obligations under the BL revolving credit facility and provide for certain other conforming and definitional changes, effective upon the completion of this offering, the repayment in full of the BL term loan and satisfaction of other customary closing conditions.

BL term loan. After the Reorganization and before giving effect to our use of the net proceeds from this offering, we will have outstanding the BL term loan, which was issued by B&L Supply on August 19, 2010 under a credit agreement, or the BL term loan agreement. At December 31, 2011, there is $116.4 million outstanding under the BL term loan. The BL term loan agreement requires quarterly principal payments which began December 31, 2010, of $1.6 million, or 0.0125%, of the original principal amount through September 30, 2011; $2.3 million, or 0.0188%, of the original principal amount through September 30, 2012; and $3.1 million, or 0.025%, of the original principal amount thereafter through the maturity date of August 19, 2015, at which time the remainder of the loan balance is due. Principal payments for the year ended December 31, 2011 were $7.0 million.

Effective for the year ended December 31, 2011, the agreement governing the BL term loan, or the Term Loan Agreement, also requires B&L Supply to make potential mandatory annual principal prepayments from Excess Cash Flow, or the ECF Prepayment, as defined by the Term Loan Agreement, based on financial statements of B&L Supply for the five quarters ended December 31, 2011 and the four quarters ended each fiscal year end thereafter. Such mandatory prepayments are required to be paid within two business days after the issuance of B&L Supply’s audited financial statements for the year then ended, which must be submitted within 90 days after year-end. These mandatory prepayments will be deferred to the extent necessary for B&L Supply to maintain certain liquidity, or the Liquidity Test, as defined by the Term Loan Agreement. Deferred amounts may be payable in future periods to the extent B&L Supply satisfies the Liquidity Test, which is performed on a monthly basis.

Based on the financial statements of B&L Supply for the five quarters ended December 31, 2011, B&L has determined that it is required to make an ECF Prepayment of approximately $9.6 million. B&L has classified the amount of the ECF Prepayment in the current portion of long-term debt within the consolidated balance sheet at December 31, 2011 as it is expected that the full amount of the ECF Prepayment will be paid prior to December 31, 2012. The amount of the ECF Prepayment will be applied to reduce on a pro rata basis the remaining quarterly principal payments under the Term Loan. Accordingly, the remaining quarterly principal repayments will be $2.2 million through September 30, 2012 and $2.9 million thereafter through the maturity date of August 19, 2015, at which time the remainder of the loan balance is due.

B&L Supply can prepay the BL term loan at any point in time subject to a make-whole payment or prepayment fee as defined by the BL term loan agreement payable prior to the fourth anniversary of the BL term loan. The BL term loan also contains a mandatory prepayment with respect to additional debt issuance, which is subject to the same make-whole payment or prepayment fee. The ECF Prepayments are not subject to a make-whole payment or prepayment fee. Other than ECF Prepayment discussed above, there were no prepayments for the year ended December 31, 2011.

Prior to August 19, 2012, B&L Supply may, at its option, redeem some or all of the BL term loan plus a make-whole amount calculated with respect to the amount repaid. The make-whole amount is defined as the present value of (1) the prepayment fee as of the second anniversary of the closing and (2) interest that would be required through August 19, 2012, assuming the adjusted LIBOR is the greater of the rate in effect on the date of determination or 2.0%. The present value is determined using a discount rate equal to the U.S. Treasury rate as of the date of determination plus 50 basis points. On or after August 19, 2012, a prepayment fee is paid as follows:

PERCENTAGE
On or prior:
August 19, 2013	105.50%
August 19, 2014	102.75%

The BL term loan agreement contains various covenants that limit B&L’s discretion, and will limit our discretion, in the operation of its business. The various covenants include:

(i)	a maximum total leverage ratio by B&L Supply, as defined by the BL term loan agreement, requiring a ratio of no more than 2.5 to 1.0 at September 30, 2011; 2.25 to 1.0 at December 31, 2011; and 2.0 to 1.0 at March 31, 2012 and thereafter;

(ii)	a minimum consolidated interest coverage ratio by B&L Supply, as defined by the BL term loan agreement, requiring a minimum ratio of 3.25 to 1.0 through December 31, 2011, and 3.5 to 1.0 for the period March 31, 2012, and thereafter; and

(iii)	limitations on B&L Supply’s capital expenditures with maximum annual capital expenditures of $3.5 million for the year ending December 31, 2011, and $3.0 million for the years ending December 31, 2012 and thereafter.

The BL term loan agreement, among other things, also limits B&L’s ability, B&L Supply’s ability, and will limit our ability to:

(i)	incur additional indebtedness, incur liens, make certain investments and loans, enter into sale and leaseback transactions, make material changes in the nature or conduct of B&L’s business, and enter into certain transactions with affiliates;

(ii)	pay dividends or make certain other restricted payments; and

(iii)	merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of their respective assets.

At December 31, 2011, B&L was in compliance with the affirmative and negative covenants applicable under the BL term loan agreement.

Seller Note. After the Reorganization and prior to our use of proceeds from this offering, we will be party to the Seller Note. The carrying value of the Seller Note at December 31, 2011 is $49.7 million, net of discount of $5.6 million. The Seller Note accrues interest at a base rate of 2.18% and a contingent interest rate of 5.82% for an aggregate interest rate of 8.0%. A portion of the accrued interest equal to 37.5% of the base rate is due annually on April 15 until maturity. The remaining portion of the accrued interest is added to the Seller Note principal balance to be paid at maturity. At December 31, 2011, cumulative interest added to the note payable to the former owner of B&L Predecessor was $5.3 million and is included in its carrying value.

Statement of Cash Flows Data

Net cash flows provided by operating activities are largely dependent on earnings from our business activities and are exposed to certain risks. Since we operate predominantly in the energy industry and provide the products we supply to customers within this industry, reduced demand for oil and gas and reduced spending by our customers for the exploration, production, processing, transportation, storage, and refining of oil and natural gas, whether because of a decline in general economic conditions, reduced demand for the products we supply, increased competition from our competitors, or adverse effects on relationships with our customers and suppliers could have a negative impact on our earnings and operating cash flows.

Our consolidated statements of cash flows are prepared using the indirect method. The indirect method derives net cash flows from operating activities by adjusting net income to remove (1) the effects of all deferrals of past operating cash receipts and payments, such as changes during the period in inventory, deferred income and similar transactions; (2) the effects of all accruals of expected future operating cash receipts and cash payments, such as changes during the period in receivables and payables; (3) other non-cash amounts such as depreciation, amortization, accretion, changes in the fair market value of derivative instruments, and equity in income from our unconsolidated affiliate (net cash flows provided by operating activities reflect the actual cash distributions we receive from our unconsolidated affiliate); and (4) the effects of all items classified as investing or financing cash flows, such as proceeds from asset sales and related transactions or extinguishment of debt. In general, the net effect of changes in operating accounts results from the timing of cash receipts from sales and cash payments for purchases and other expenses during each period. Increases or decreases in inventory are influenced by the demand and prices for the products we supply. As a result of the worldwide economic recession and its impact on steel demand and prices, our suppliers have experienced a reduction in trade credit insurance available to them for sales to foreign accounts. This has resulted in our suppliers (1) reducing the available credit they grant to us and others; and (2) requiring other forms of credit from us, such as trade finance instruments under the EM revolving credit facility which has decreased availability under this facility. Since we incur costs for letters of credit under the EM revolving credit facility, this trend has increased our borrowing costs, although not significantly.

Cash provided by or used in investing activities primarily represents expenditures for additions to property, plant and equipment, business combinations and investments in our unconsolidated affiliate, and proceeds from the sale of property, plant and equipment. Cash provided by or used in financing activities generally consists of borrowings and repayments of debt and fluctuations in our managed cash overdraft. Our borrowings and repayments of debt are influenced by changes in our credit availability, which is driven by the amount of eligible inventory and receivables we have at a given time, and changes in demand for the products we supply.

The following information highlights the significant year-to-year variances in our cash flow amounts:

	YEAR ENDED DECEMBER 31,
(IN MILLIONS)	2011	2010	2009
Cash flows provided by (used in) activities:
Cash flows provided by (used in) operating activities	$(57.6)	$30.2	$91.9
Cash flows provided by (used in) investing activities	3.4	(26.8)	(8.0)
Cash flows provided by (used in) financing activities	19.0	(5.6)	(59.9)
Effect of exchange rate changes on cash and cash equivalents	(1.1)	(1.0)	—

Net change in cash and cash equivalents	(36.3)	(3.2)	24.0
Cash and cash equivalents—beginning of period	62.5	65.7	41.7

Cash and cash equivalents—end of period	$26.2	$62.5	$65.7

Operating activities. Net cash outflows from operating activities were $57.6 million for the year ended December 31, 2011 compared to net cash inflows of $30.2 million and $91.9 million for the years ended December 31, 2010 and 2009, respectively. The decrease in cash inflows from operations from 2009 to 2010 is primarily due to reduced sales in 2010 due to the global economic recession. Cash used in operations for the year ended December 31, 2011 reflects cash used for working capital requirements to support increased sales activity resulting from improved economic conditions worldwide and particularly in the energy industry. As our sales have increased, we have entered into and fulfilled more purchase orders with our customers and suppliers which has increased our accounts receivable from our customers, our inventory on hand and our accounts payable with our suppliers. Cash outflows from operating activities also include interest paid of $60.6 million primarily associated with the EMC senior secured notes. These cash outflows were partially offset by federal and state income tax refunds of $18.4 million received during the year ended December 31, 2011.

Investing activities. Net cash provided by investing activities was $3.4 million for the year ended December 31, 2011 compared to net cash outflows of $26.8 million and $8.0 million for the years ended December 31, 2010 and 2009, respectively. Net cash inflows for the year ended December 31, 2011 include cash proceeds of $6.3 million from the sale of our former Singapore sales and distribution facility in January 2011. Net cash outflows for the year ended December 31, 2010 include EMC’s $10.0 million investment in B&L, $14.0 million primarily related to the expansion of our Singapore and Middle East warehouse facilities and a $4.0 million cash payment for the final purchase price adjustment for the purchase of the businesses of Petro Steel International, L.P. and Petro Steel International, LLC, or PetroSteel. Cash outflows for the year ended December 31, 2009 also include a $4.0 million earn-out payment to the former owners of PetroSteel and $2.0 million of capital expenditures for routine improvement of warehouse facilities and machinery and equipment.

Financing activities. Net cash provided by financing activities was $19.0 million during the year ended December 31, 2011 compared to net cash outflows of $5.6 million and $59.9 million for the years ended December 31, 2010 and 2009, respectively. Cash inflows for the year ended December 31, 2011 are primarily the result of net borrowings under the EM revolving credit facility. The net cash outflow in the year ended December 31, 2010 includes payment of $4.0 million for a note payable to the former owners of PetroSteel. Cash outflows from financing activities for the year ended December 31, 2009 include $498.2 million of payments associated with the EM revolving credit facility and previously outstanding term loans, $9.0 million of repayments of managed cash overdrafts and short-term loans and $13.3 million of deferred financing costs, offset by $460.6 million of proceeds from the issuance of the EMC senior secured notes.

Off-Balance Sheet Transactions

In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit, bank guarantees and payment guarantees. No liabilities related to these arrangements are reflected in our consolidated balance sheet, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

At December 31, 2011 and 2010, we had $42.8 million and $23.0 million, respectively, of trade finance instruments outstanding.

At December 31, 2011 and 2010, we had issued payment guarantees with a maximum aggregate potential obligation for future payments (undiscounted) of $30.7 million and $16.7 million, respectively, to third parties to secure payment performance by certain Edgen Group subsidiaries. The outstanding aggregate value of guaranteed commitments at December 31, 2011 and 2010 were $27.4 million and $14.9 million, respectively.

At December 31, 2011 and 2010, we had bank guarantees of $0.7 million and $1.0 million, respectively, which have been cash collateralized and included in prepaid expenses and other assets on the consolidated balance sheets.

At December 31, 2011 and 2010, we had no other off-balance sheet arrangements.

Commitments and Contractual Obligations

Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness and future minimum operating lease obligations as set forth in the following tables at December 31, 2011. The information presented in the table below reflects management’s estimates of the contractual maturities of our obligations and also includes pro forma adjustments that give effect to the Reorganization and the anticipated use of proceeds of this offering. These maturities may differ from the actual maturities of these obligations.

	PAYMENTS DUE BY THE PERIOD ENDING DECEMBER 31,
(IN MILLIONS)	2012	2013 AND 2014	2015 AND 2016	2017 AND THEREAFTER	TOTAL
Contractual obligations—
EMC senior secured notes(1)	$57.0	$113.9	$493.5	$—	$664.4
EM revolving credit facility(2)	0.9	21.7	—	—	22.6
Capital lease(3)	2.1	4.3	4.3	29.4	40.1
Operating lease obligations	4.0	4.8	1.3	0.6	10.7
Derivative instruments—
Foreign currency exchange contracts(4)	56.0	—	—	—	56.0
Purchase commitments(5)	276.5	—	—	—	276.5

Total	$396.5	$144.7	$499.1	$30.0	$1,070.3

Pro forma adjustments related to this offering:
EM revolving credit facility(6)	(0.9)	(21.0)	—	—	(21.9)
BL revolving credit facility(7)	0.8	19.1	—	—	19.9

Total contractual obligations with pro forma adjustments	$396.4	$142.8	$499.1	$30.0	$1,068.3

(1)

Includes $465.0 million of aggregate principal amount of the EMC senior secured notes. This also includes current interest payment obligations on the notes of $57.0 million per annum. The notes were issued at a price of 99.059% of their face value, resulting in approximately $460.6 million of gross proceeds. The discount of approximately $4.4 million will be amortized and included in interest expense until the notes mature.

(2)

Includes $20.5 million of cash borrowings outstanding under the EM revolving credit facility and the related estimated interest payment obligations calculated using an interest rate of 4.36%, our weighted average interest rate paid for cash borrowings during the year ended December 31, 2011.

(3)

Includes interest obligations of 9.84%, the implicit interest rate under our Newbridge, Scotland facility capital lease. In December 2010, the annual rental payments were increased by $0.3 million based on the U.K. consumer index and are subject to further adjustment every two years until the lease term expires.

(4)	Represents the notional value of foreign currency contracts to purchase and sell foreign currencies at specified forward rates in connection with our foreign currency hedging policy.
(5)

Includes purchase commitments for stock inventory and inventory for existing orders from our customers. We enter into purchase commitments on an as-needed basis, typically daily, but these commitments generally do not extend beyond one year.

(6)

Represents pro forma adjustment to reflect the repayment of $19.8 million outstanding under the EM revolving credit facility at December 31, 2011. See “Unaudited Pro Forma Condensed Combined Financial Information.”

(7)

Represents pro forma adjustment to include $17.0 million of cash borrowings outstanding under the BL revolving credit facility and the related estimated interest payment obligations calculated using an interest rate of 4.58%, our weighted average interest rate paid for cash borrowings during the year ended December 31, 2011.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles. In order to apply these principles, management must make judgments and assumptions and develop estimates based on the best available information. We base our estimates on historical experience, when applicable, and apply assumptions that we believe are reasonable under the circumstances. Our actual results may differ from these estimates under different circumstances or conditions. We believe the following critical accounting policies describe significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue recognition

Revenue is recognized on product sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer (as defined by the shipping terms), and collectability is reasonably assured. Revenue is recorded, net of discounts, customer incentives, value-added tax, and similar taxes as applicable in foreign jurisdictions. Rebates and discounts to customers are determined based on the achievement of certain agreed upon terms and conditions by the customer during each period. We use pre-defined internationally accepted shipping terms that clearly communicate the roles of the buyer and the seller relative to the tasks, costs and risks associated with the transportation and delivery of goods. For project orders that require delivery in multiple phases, we recognize revenue for each shipment of product when title transfers in accordance with agreed shipping terms. Shipping and handling costs related to product sales are also included in sales.

Collectability of accounts receivable

Accounts receivable is shown net of allowance for doubtful accounts on our consolidated balance sheet. We maintain an allowance for doubtful accounts to reflect our estimate of uncollectible accounts receivable based on historical experience and specific customer collection issues that we have identified. The credit risk associated with our accounts receivable is concentrated within several sectors of the oil and natural gas industry and is dispersed over a large number of customers worldwide.

We consider all available information when assessing the adequacy of the allowance for doubtful accounts. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. We perform ongoing credit evaluations of customers and set and adjust credit limits based upon reviews of customers’ current credit information and payment history. The rate of future credit losses may not be similar to past experience. Adjustments made with respect to the allowance for doubtful accounts often relate to new information not previously known to us. Uncertainties with respect to the allowance for doubtful accounts are inherent in the preparation of financial statements and there can be no assurance that we have adequately reserved for all of our uncollectible receivables.

Inventories

We value our inventories at the lower of cost or market (net realizable value). We account for our inventories using the weighted average cost method of accounting. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on the lower of the estimated replacement cost or estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow moving or defective items where appropriate. We regularly review our inventory on hand and update our allowances based on historical and current sales trends. Changes in product demand and our customer base may affect the value of inventory on hand and may require higher inventory allowances. Uncertainties with respect to the inventory valuation are inherent in the preparation of financial statements. For example, during the year ended December 31, 2009, our predecessor incurred inventory write-downs of $22.5 million related to selling prices falling below the average cost of inventory in some of the markets served by our predecessor, including the U.S. and the Middle East. During the year ended September 30, 2009, B&L incurred inventory writedowns of $39.3 million also related to selling prices falling below inventory average cost. Although we did not have any significant write-downs during the years ended December 31, 2011 and 2010, there can be no assurances such write-downs will not occur in the future.

Goodwill and other indefinite lived-intangible assets

At December 31, 2011, our goodwill balance was $23.0 million and we had an $11.4 million indefinite lived intangible asset associated with the Edgen Murray tradename.

Goodwill represents the excess of the purchase price of an acquired business over the portion of the purchase price assigned to the assets acquired and liabilities assumed in the transaction. Goodwill and our indefinite lived intangible asset are not amortized, but are subject to annual impairment testing at the beginning of each year, and more frequently if circumstances indicate that it is probable that their fair values are below their carrying amounts.

Our impairment testing consists first of a qualitative assessment where we determine whether the existence of certain events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, we determine it is more likely than not that the carrying amount of a reporting unit is less than its fair value, then performing the two-step impairment test is unnecessary. If we conclude otherwise, then we perform the first step of the two-step impairment test which requires the determination of the fair value of each reporting unit. Fair value of our reporting units is determined using discounted cash flows and guideline company multiples. Significant estimates used in calculating fair value include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and guideline company multiples for each of the reporting units. If these estimates or their related assumptions change in the future, we may be required to record impairment charges.

Fair value of tradenames is derived using a relief from royalty valuation method which assumes that the owner of intellectual property is relieved from paying a royalty for the use of that asset. The royalty rate attributable to the intellectual property represents the cost savings that are available through ownership of the asset by the avoidance of paying royalties to license the use of the intellectual property from another owner. Accordingly, earnings forecasts of income reflect an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. Estimates and assumptions used in deriving the fair value of tradenames include future earnings projections, discount rates and market royalty rates identified on similar recent transactions.

In 2010, we revised our operating forecasts to project a slower future earnings recovery than originally planned due to the continued slow global economic recovery as well as uncertainty surrounding energy demand and commodity pricing. In conjunction with preparing the revised forecasts, we performed an interim goodwill impairment analysis using a methodology which combines a discounted cash flow valuation and comparable company market value approach to determine the fair value of our reporting units.

Our Americas and UAE reporting units failed Step 1 of the goodwill impairment analysis because the book value of these reporting units exceeded their estimated fair value. Step 2 of the goodwill impairment analysis included a determination of the implied fair value of the Americas and UAE reporting units goodwill by assigning the fair value of the reporting units determined in Step 1 to all of the assets and liabilities of the Americas and UAE reporting units (including any recognized and unrecognized intangible assets) as if the Americas and UAE reporting units had been acquired in a business combination. We then compared the implied fair value of goodwill to the carrying amount of goodwill to determine if goodwill was impaired. Based on this analysis, we recorded a goodwill impairment charge of $62.8 million to reduce the goodwill balance at the Americas and UAE reporting units to zero. In connection with performing the interim goodwill impairment analysis described above, tradenames were also tested and it was determined that fair value exceeded their carrying value. As a result, no impairment of our tradenames was identified during 2010. There were no impairment charges of goodwill or indefinite lived intangible assets during the year ended December 31, 2011 and the fair value of our reporting units was substantially in excess of their respective carrying values at December 31, 2011.

We will continue to monitor all events and circumstances that would potentially affect the fair value of our U.K. and Singapore reporting units and our tradenames. Events or circumstances which could indicate a potential impairment include, but are not limited to: negative changes in macroeconomic conditions; deterioration in the energy industry; negative or declining cash flows; or a sustained decrease in our company valuation.

Measuring recoverability and determining useful lives of long-lived assets

Long-lived assets, including property, plant, and equipment and certain intangible assets are assessed for impairment when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any), are less than such asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values.

Estimates of future cash flows are judgments based on our experience and knowledge of our operations and the industries in which we operate. Our estimates of such undiscounted cash flows are based on a number of assumptions including anticipated demand for the products we supply, estimated useful life of the asset or asset group, and estimated salvage values. An impairment charge would be recorded for the excess of a long-lived asset’s carrying value over its estimated fair value, which is based on a series of assumptions similar to those used to derive undiscounted cash flows. Those assumptions also include usage of probabilities for a range of possible outcomes, market values and replacement cost estimates.

We depreciate our long-lived assets based on management assumptions regarding the useful economic lives and residual values of our assets. These estimates can be affected by future changes in market conditions, the capital spending decisions of our customers, and inflation. At the time we place our assets in-service, we believe such estimates are reasonable; however, circumstances may develop that would cause us to change these estimates, which would change our depreciation amounts prospectively. Examples of such circumstances include (1) changes in laws and regulations that limit the estimated economic life of an asset; (2) changes in technology that render an asset obsolete; or (3) changes in expected salvage values.

In connection with performing the interim goodwill impairment analysis in 2010 described above, we tested our long-lived assets for impairment and the fair value of the assets exceeded their carrying amounts. No impairment of long-lived assets was identified during the three years ended December 31, 2011.

Equity-based compensation

The accounting for equity-based compensation requires the measurement and recognition of compensation expense for all equity-based compensation awards made to employees and directors based on the grant date fair values of the awards. We have historically granted unit options and restricted units of EM II LP and B&L to certain of our executive officers, employees and directors.

The fair value of each restricted common limited partnership unit at the grant date is based on a valuation methodology which uses a combined discounted cash flow valuation and comparable company market value approach, which is divided by the total outstanding common limited partnership units to determine the fair value of a common limited partnership unit at the grant date.

The fair value of each unit option granted is estimated using the Black-Scholes option pricing model which requires management to make assumptions and to apply judgment in determining the fair value of our awards. The most significant assumptions and judgments include estimating the fair value of underlying stock (which is determined using a methodology similar to that used for valuation of restricted common units described above), expected volatility and expected term. In addition, the recognition of equity-based compensation expense is impacted by estimated forfeiture rates.

Our board of directors has historically set the exercise price of options to purchase our common stock at a price per share not less than the fair value of the partnership unit at the time of grant. To determine the fair value of our partnership units, our board of directors, with input from management, considers many factors, including but not limited to:

■	valuations we performed using the methodologies described below;

■	our historical, current and expected future operating performance;

■	our financial condition at the date of grant;

■	lack of marketability of our common partnership units and the potential future marketability of our common stock as a result of a liquidity event, such as an initial public offering;

■	business risks inherent in our business; and

■	global economic trends and capital market conditions.

Since our predecessor’s partnership units have no trading history, we estimated the expected volatility based on the historical volatilities of several comparable public companies within our industry that management believes are comparable. The weighted average expected life of options was calculated using the “simplified” method developed by the SEC staff, as no historical data was available. The risk-free interest rate is based on the zero coupon U.S. Treasury yields in effect at the time of grant for periods corresponding to the expected term of the options. The expected dividend rate is zero based on the fact that we have not historically paid dividends and have no intention to pay cash dividends in the foreseeable future. The forfeiture rate is estimated based on our historical experience and adjusted periodically as necessary.

There were no grants of unit options or restricted units in the years ending December 31, 2011 or 2009. During 2010, we granted 1,825 unit options and 250 restricted units. The fair value of unit options granted in 2010 was calculated as $69.26 per unit option using the Black-Scholes pricing model with an exercise price of $1,000 per unit, a risk-free interest rate of 1.87%, an expected volatility of 50.0% and an expected term of 6.5 years. The fair value of restricted units granted in 2010 was calculated as $312.26 per restricted unit by management who relied in part on a third-party contemporaneous valuation. Compensation expense associated with these grants was $0.2 million, which will be recognized over a weighted average period of 5 years. During 2009 and continuing through the first half of 2010, our operating results were significantly impacted by the economic downturn and the uncertainty surrounding energy demand and commodity pricing. These factors are reflected in our operating forecasts and the comparable company market multiples used to value the restricted units issued in 2010.

In the absence of a public trading market for our common partnership units, management and our board of directors determined the estimated fair value at the grant date of our common partnership units. We performed the valuation of our common partnership units in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In order to value the common partnership units underlying all option grants, we determined our business equity value by taking a weighted combination of the value indications using two valuation approaches: an income approach and a market approach.

Valuation models employed in determining our enterprise value require the input of highly subjective assumptions. In determining enterprise value under the income approach, a discount rate is applied to our estimated future net cash flows to derive a single present value representing the value of the enterprise. The discounted cash flow model used to calculate our enterprise value included, among others, the following assumptions: projections of revenues and expenses and related cash flows based on assumed long-term growth rates and demand trends; expected future investments to grow our business; and, an appropriate risk-adjusted discount rate. The market approach estimates the fair value of a company by applying market multiples of the corresponding financial metrics of publicly traded firms in similar lines of business to our historical and/or projected financial metrics. We selected comparable companies based on factors such as business similarity, financial risk, company size and geographic markets. In applying this method, valuation multiples were: (1) derived from historical operating data of the selected comparable entities; (2) evaluated and/or adjusted based on our strengths and weaknesses relative to the comparable entities; and (3) applied to our operating data to arrive at a value indication.

Upon a change in capital structure including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger or any other change in the structure of our predecessor, which in the judgment of its general partner necessitates action by adjusting the terms of the outstanding awards or units, its general partner in its full discretion, may make appropriate adjustment in the number and kind of units authorized and adjust the outstanding awards, including the number of units, the prices and any limitations applicable to the outstanding awards as it determines appropriate.

Upon a sale of our predecessor, its general partner may (1) accelerate vesting; (2) terminate unexercised awards with a twenty-day notice; (3) cancel any options that remain unexercised for a payment in cash of an amount equal to the excess of the fair market value of the units over the exercise price for such option; (4) require the award to be assumed by the successor entity or that the awards be exchanged for similar shares in the new successor entity; and (5) take any other actions determined to be reasonable to permit the holder to realize the fair market value of the award. There are currently no plans to accelerate the vesting of any of the outstanding unvested awards of either our predecessor or B&L if our initial public offering is completed.

In connection with the Reorganization, we expect that all outstanding restricted units of EM II LP and B&L and all outstanding options to acquire common partnership units of EM II LP and membership units of B&L will be exchanged contemporaneously with the completion of this offering such that each restricted unit or option to acquire common partnership units of EM II LP or membership units of B&L will be exchanged for restricted shares of our Class A common stock or options to acquire a number of shares of our Class A common stock having a value equivalent to the restricted units or to the EM II LP common partnership units or membership units of B&L, as applicable, underlying the options previously held by each holder. The resulting restricted shares of Class A common stock or options will include substantially identical terms and vesting schedules to those previously outstanding. We will account for these exchanges as a modification and will record additional compensation expense for the incremental fair value, if any, associated with the newly exchanged restricted units or options. However, we believe that the exchange of these restricted units or unit options will result in little or no incremental compensation expense, as we believe that the fair value of the EM II LP and B&L restricted units or unit options immediately prior to their modification will be substantially the same as the fair value of the restricted units or options of Edgen Group after the modification.

Income tax expense estimates and policies

As part of the income tax provision process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe the recovery is not likely, we establish a valuation allowance. Further, to the extent that we establish a valuation allowance or increase this allowance in a financial accounting period, we include a tax provision or reduce our tax benefit in our consolidated statement of operations.

We use our judgment to determine the provision or benefit for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. There are various factors that may cause our tax assumptions to change in the near term, and we may have to record a valuation allowance against our remaining or future deferred tax assets. We cannot predict whether future tax laws or regulations, including at the foreign, U.S. federal, state or local level, might be passed that could have a material effect on our results of operations. We assess the impact of significant changes to tax laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when new legislation and regulations are enacted.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of operations, we are exposed to market risks arising from adverse changes in interest rates and foreign exchange rates. Market risk is defined for these purposes as the potential change in the fair value of financial assets or liabilities resulting from an adverse movement in interest rates or foreign exchange rates. These risks are closely monitored and evaluated by management, including the Chief Financial Officer, the Treasurer and respective local accounting management for all of our locations. We enter into derivative financial instruments to manage certain exposures to these risks. Our policy requires that we do not enter into any derivative instruments for trading or other speculative purposes and for foreign exchange rate hedges, that only known, firm commitments are hedged.

Interest rate risk

We are exposed to market risk related to our fixed-rate and variable-rate debt. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. Changes in interest rates may affect the market value of our fixed-rate debt, the EMC senior secured notes. Market risk related to our variable-rate debt is measured to the extent that a potential increase in market interest rates could have a negative impact on our consolidated financial position, results of operations and/or cash flows. A hypothetical 1% increase in the assumed effective interest rates that apply to the variable rate average borrowings on our credit facilities in the year ended December 31, 2011 would cause our interest expense for the year ended December 31, 2011 to increase by approximately $0.1 million.

Foreign currency risk

In the ordinary course of our business, we enter into purchase and sales commitments that are denominated in currencies that differ from the functional currency used by our operating subsidiaries. Currency exchange rate fluctuations can create volatility in our consolidated financial position, results of operations and/or cash flows. Although we may enter into foreign exchange agreements with financial institutions in order to reduce our exposure to fluctuations in currency exchange rates, these transactions, if entered into, will not eliminate that risk entirely. To the extent that we are unable to match sales received in foreign currencies with expenses paid in the same currency, exchange rate fluctuations could have a negative impact on our consolidated financial position, results of operations and/or cash flows. For the year ended December 31, 2011, we had a net realized and unrealized foreign currency loss of $1.1 million.

At December 31, 2011 we had a total notional amount of outstanding forward contracts of $56.0 million related to our foreign currency risk, all of which we expect to settle within one year. The fair value of these forward contracts at December 31, 2011 was a net liability of $0.5 million, all of which was recorded within our consolidated statement of operations for the year ended December 31, 2011. While we may experience variability in our earnings from period to period due to unrealized gains and losses associated with these forward contracts, we believe a ten percent fluctuation in foreign currency rates would not have a material impact on our financial statements as any realized gain or loss from these forward contracts would be largely offset by an inverse gain or loss on the settlement of the underlying sale or purchase transaction.

Additionally, because our consolidated financial results are reported in U.S. dollars, if we generate net sales or earnings within entities whose functional currency is not the U.S. dollar, the translation of such amounts into U.S. dollars can result in an increase or decrease in the amount of our net sales or earnings. With respect to our potential exposure to foreign currency fluctuations and devaluations, for the year ended December 31, 2011, 21% of our pro forma sales were originated from subsidiaries outside of the U.S. in currencies including, among others, the pound sterling, euro and U.S. dollar. As a result, each one percentage point change in the value of these foreign currencies relative to the U.S. dollar would have impacted our sales by approximately $3.5 million. Any currency controls implemented by local monetary authorities in countries where we currently or may in the future operate could adversely affect our business, financial condition and results of operations.

Credit risk

We believe our credit risk on our credit facilities and derivative financial instruments is limited because the counterparties are generally banks with high credit ratings assigned by international credit-rating agencies.

BUSINESS

Prior to the completion of this offering, Edgen Group will become the holding company for all of our operating subsidiaries, including the businesses of EM II LP and B&L, in a transaction we refer to as the Reorganization, and will serve as the issuer in this offering. The Reorganization and specifically the integration of B&L’s business into our business will significantly increase our size and materially change our operations. As a result, except in circumstances where the context indicates otherwise, we have described our business below assuming that the Reorganization, including the integration of B&L’s business into our existing business, has already occurred. See “The Reorganization” and “Certain Relationships and Related Person Transactions—Formation of Edgen Group and the Reorganization.”

Our Company

We are a leading global distributor of specialty products to the energy sector, including steel pipe, valves, quenched and tempered and high yield heavy plate, and related components. We primarily serve customers that operate in the upstream (conventional and unconventional oil and natural gas exploration, drilling and production of oil and natural gas in both onshore and offshore environments), midstream (gathering, processing, fractionation, transportation and storage of oil and natural gas) and downstream (refining and petrochemical applications) end-markets for oil and natural gas. We also serve civil construction and mining applications which have a similar need for our technical expertise in specialized steel and specialty products. Based on our communications with our customers we believe our customers in all of these end-markets increasingly demand the products we supply in the build-out and maintenance of infrastructure that is required when the extraction, handling and treatment of energy resources becomes more complex and technically challenging. We source and distribute from our global network of more than 800 suppliers steel components that we believe are of premium quality and highly engineered. We have sales and distribution operations in 15 countries serving over 2,000 customers who rely on our supplier relationships, procurement ability, stocking and logistical support for the timely provision around the world of the products we supply. For the years ended December 31, 2011 and 2010, we achieved pro forma sales of $1.7 billion and $1.3 billion, pro forma net income of $2.1 million and pro forma net loss of $71.8 million and pro forma earnings before interest, taxes, depreciation and amortization, or EBITDA, of $123.3 million and $22.6 million, respectively. For the years ended December 31, 2011, 2010 and 2009, our predecessor’s sales were $911.6, $627.7 million and $773.3 million, respectively, and our predecessor’s net loss was $24.5 million, $98.3 million and $20.9 million, respectively. For a reconciliation of our net income to our non-GAAP measure of EBITDA, please see “Summary Historical Consolidated and Unaudited Pro Forma Condensed Combined Financial Information.”

Our Industry

We serve the global energy infrastructure market as well as other select markets. A substantial majority of our customers are active in the oil and gas sector and participate in the following end-markets:

■

Upstream. This end-market covers all activities directed toward the exploration and production of oil and natural gas. Core products supplied to our upstream customers include seamless and welded pipe of various grades and size ranges, quenched and tempered and high yield heavy plate, complex valve packages, and a wide range of fittings and components. Some examples of these product applications include casing and tubing, conductor pipe for offshore drilling, leg structures for high performance offshore platform, or jack-up, oil rigs and valves for offshore production platforms. Customers in this market include oil and natural gas exploration & production companies, drilling companies, integrated and national oil and natural gas companies and shipbuilders and rig fabricators.

■

Midstream. This end-market involves the gathering, processing, transmission, storage and distribution of oil, natural gas and refined petroleum; as well as other services related to the transmission of these products from their sources to demand centers. Core products supplied to our midstream customers include seamless and welded line pipe, fittings and flanges, and complex valve packages, all of which are used for the localized gathering systems and for larger transmission networks. The products we supply are also a critical component for compressor stations which are an integral part of all transmission systems and are used to generate sufficient pressures to enable and direct flow within a network. Customers in this market include oil and natural gas gathering, processing, storage and transmission companies, most of whom own and operate pipelines.

■

Downstream. This end-market typically involves activities relating to the refining of crude oil and the marketing and distribution of products derived therefrom, such as gasoline, jet fuel, fuel oil and asphalt, as well as the production of petrochemicals. Refining and processing activities generally require highly engineered specialized steel to withstand extreme temperatures and pressures and corrosive conditions. Core products supplied to our downstream customers include steel pipe and fittings and valves with high alloy content such as molybdenum, chrome and nickel. Customers in this market include major engineering, procurement and construction, general contractors, refineries and petrochemical companies.

We believe the overall strength of the global energy sector and the demand for energy, in particular for oil and natural gas, influences our customers’ decision-making processes with respect to capital expenditures. In turn, we believe these capital expenditures are currently being driven by (1) significant levels of drilling activity relating to unconventional resources, such as oil and natural gas shales and oil sands, and deepwater developments; (2) new onshore and offshore drilling rig fabrication and construction; (3) oil and natural gas gathering and transmission network maintenance, expansion and construction; and (4) continued investment in downstream facilities, such as the maintenance of refineries.

We expect that the following factors will continue to support further capital expenditures by our customers and, in turn, drive demand for the specialized products and services that we supply and provide (although there can be no assurance that we will actually benefit from any of the following factors):

Increasing global demand for energy. It is anticipated that global energy consumption will continue to increase and that additional oil and natural gas production will be required to meet this demand. In its September 2011 International Energy Outlook, the Energy Information Administration, or EIA, estimates that world liquids consumption will increase by 31% from 85.7 million barrels per day in 2008 to 112.2 million barrels per day in 2035 and that natural gas consumption will increase by 52% from 110.7 trillion cubic feet to 168.7 trillion cubic feet over the same period. This growth is expected to be driven largely by the continued development and industrialization of China, India, Brazil and other non-OECD countries. While recent global economic volatility may impact anticipated growth in the near-term, the trend towards industrialization in certain non-OECD countries is expected to continue to drive their long-term economic growth. Growth in these countries is expected to contribute significantly to increasing global energy demand and, as a result, further investment in energy-related infrastructure, including the exploration, production, transmission, refining and processing of oil and natural gas.

In its 2011 World Energy Outlook, the Internal Energy Agency, or IEA, estimates in the New Policies Scenario, which is the “central scenario” of the three global macroeconomic and policy projections described by the IEA in this publication, that in order to meet the projected need for energy, a worldwide aggregate investment of $38.0 trillion in the world’s energy-supply infrastructure will be required from 2011 to 2035, an average of $1.5 trillion per year during that period, with two thirds of that investment expected to be required in non-OECD countries. Of the $38.0 trillion total investment, it is estimated that the oil and gas sector will require approximately $20 trillion of the aggregate investment amount, the power sector will require approximately $17.0 trillion of the aggregate investment amount, and that coal and biofuels will account for the remaining required aggregate investment. As a supplier of specialized steel products to companies across the global energy supply chain, we believe we will benefit from these long-term demand trends, as we believe such trends will spur significant investment in worldwide energy infrastructure.

Continued requirement for additional oil and natural gas drilling activity. In order to meet existing and expected increases in global demand for energy and to offset the declining supply from existing resource developments, the oil and natural gas industry is making significant investments in the development of previously underexploited oil and natural gas resources, such as onshore U.S. shales, Canadian oil sands and Australian CBM, and in global deepwater offshore locations.

Advances in technology such as non-vertical drilling techniques and hydraulic fracturing applications have driven the economic development of onshore unconventional resources, in particular within North America. These advances have resulted in a significant increase in onshore drilling activity, with much of the activity relating to unconventional resources such as oil and natural gas shales. As a result of this activity, the number of active onshore rigs in the U.S. has increased from 639 rigs as of March 22, 2002, with 9% drilling horizontal wells, to 1,922 rigs as of March 23, 2012, with 61% drilling horizontal wells. In addition, 67% of these rigs as of March 23, 2012 are currently being directed towards oil whereas on March 22, 2002, this number was 19%. These trends illustrate the continued shift towards the development of large scale unconventional resources and the recently increased focus on oil and natural gas with a high liquids content, often referred to as “wet gas.”

We expect overall levels of North American onshore drilling activity to remain strong in the near term as a result of (1) increases in the number of rigs being directed towards oil and wet gas offsetting declines in drilling activity directed towards dry gas due to the relative strength of oil prices as compared to natural gas prices; (2) exploration and production companies drilling new oil and natural gas wells to satisfy lease maintenance obligations; (3) attractive economic returns for certain unconventional resources; and (4) foreign and private capital investments in unconventional resources, in particular from Asian and European oil and natural gas companies, supporting additional exploration-related capital expenditures. According to the March 2012 Drilling and Production Outlook published by Spears & Associates, Inc., total global onshore drilling and completion spending for 2011 was $197.0 billion, with 63% spent in the onshore U.S. market. Onshore drilling and completion spending in the U.S. has increased from $13.4 billion in 2000 to $125.0 billion in 2011 and is expected to increase to $170.2 billion in 2017.

Onshore oil and natural gas wells drilled using non-vertical drilling techniques and hydraulic fracturing applications typically result in greater measured depths and total footage drilled when compared to vertical wells. As a result of the proliferation of horizontal drilling and hydraulic fracturing activity, both total and per-well footage drilled have increased substantially over the past decade. Since 2001, the average annual footage drilled per well in the U.S. has increased from approximately 5,100 feet to approximately 6,900 feet in 2011. As total footage drilled and footage per well drilled increases, the need for the products we supply also increases. Furthermore, improvements in technology and expertise have significantly increased the efficiency of drilling horizontal wells, enabling a single rig to drill more wells each year, thereby increasing the per-rig and per-well consumption of drilling related products and oil country tubular goods.

Not only do the greater measured depths of unconventional oil and natural gas wells result in greater consumption of drilling related products, those products must be more flexible in order to be used in horizontal drilling, which requires higher torsional strength. Additionally, higher grade alloy products are required in order to withstand the high pressure and temperature conditions of a deeper well. As a result, we believe that continued and increased drilling activity associated with unconventional resources with the use of new extraction technologies will have a positive impact on demand for the products we supply.

We expect global offshore drilling activity to also increase as production from mature regions declines and as upstream oil and gas companies explore and exploit frontier and deepwater regions. According to Baker Hughes, Inc., the global offshore active rig count has increased approximately 23% from a recession-driven low of 261 rigs in August 2009 to 320 rigs in February 2012. According to IHS Petrodata, the global offshore rig supply in 2012 is projected to average 899 rigs. Of the total 2011 global offshore rig supply, 24% are semi-submersible rigs, which are used in medium to deepwater locations, and 56% are platform, or jack-up, oil rigs, which tend to be used in locations with water depths of less than 500 feet. In particular, the number of semi-submersible rigs and drillships contracted to drill in deepwater locations, defined as water depths greater than 3,000 feet, has increased from 99 rigs in March 2007 to 182 rigs in March 2012. Many upstream oil and gas companies are making significant investments in international offshore oil and natural gas developments where there are large undeveloped resources, such as in Southeast Asia, Brazil, West Africa and the Middle East. For example, there has been a significant rise in drilling and development activity offshore Brazil as a result of the recent discoveries of major oil and natural gas resources in deepwater pre-salt areas. In many of these markets, development of these new oil and natural gas discoveries will require significant investment in production infrastructure. Spears & Associates, Inc. estimates that global offshore drilling and completion spending was $63.8 billion in 2011, of which 16% was spent in North America and 84% was spent outside North America. Offshore drilling and completion spending outside North America has increased from $20.9 billion in 2000 to $53.7 billion in 2011 and is expected to increase to $108.3 billion in 2017.

Exploration, drilling and production in deepwater requires the use of specialized drilling equipment and materials that can withstand the associated difficult operating environments and conditions. In addition, because deepwater projects tend to have longer-term development timetables and have lower production decline rates than other developments, they are impacted to a lesser extent by short-term commodity price movements. We believe this effect often results in more predictable demand cycles for the products we supply. We expect demand for the specialty products we supply to increase as oil and natural gas producers continue to invest in the development of offshore resources, particularly in deepwater locations.

Continued investment in oil and natural gas gathering and transmission capacity. As oil and natural gas production from mature regions declines, oil and gas companies are making significant investments in the exploration and development of new resources in alternative or frontier locations. These investments are resulting in increased drilling activity and production in areas that often lack sufficient pipeline, processing, fractionation, treatment or storage infrastructure, such as the Bakken and Eagle Ford shales in the U.S. and areas of Brazil and Australia. We expect that as production from new oil and natural gas developments increases, additional investments in gathering and transmission capacity will be required. A February 2011 report in the Oil & Gas Journal estimated that for all current projects scheduled to be completed after 2011, companies plan to lay in excess of 47,000 miles of pipe and spend approximately $241.0 billion.

Additionally, many existing pipeline networks in North America and Europe are aging, which we believe will necessitate additional spending related to maintenance and repair of such networks. In North America, increased development of domestic sources of oil and natural gas, such as the U.S. shales, which in some cases are served by existing infrastructure with insufficient capacity to handle forecasted production, has led to the construction of numerous large-scale gathering and transmission projects. Such projects include the construction of new gathering and transmission networks as well as the expansion, linking and possible flow reversal of existing networks.

The technological advances that drove the expansion of unconventional and shale drilling activity in the U.S. have similarly enabled the economic development of unconventional resources located in Central and Eastern Europe. As the upstream exploration and development of these resources begins, we expect that midstream operators and owners will be required to install the requisite transmission infrastructure necessary to transport these resources to market. We believe that additional European transmission capacity is being built to alleviate existing supply constraints and reduce the region’s dependence on Russian natural gas supply.

Growth in global natural gas production from unconventional resources and large offshore developments, together with increasing global energy demand, has enabled the economic development of transmission capacity and infrastructure related to liquefied natural gas, or LNG, particularly in Asia, Europe and North America. LNG infrastructure is expected to serve as an important link between markets of low-cost excess supply of natural gas and regions with excess demand for natural gas that are not or cannot be readily served by pipelines.

We believe that we will benefit from increased demand for many of our specialized components that are needed for the construction and maintenance of these transmission systems.

Continued and expected increases in downstream refining activity. The continued industrialization of emerging economies such as those of China and India, as well as the recovery of the global economy, is expected to result in increased demand for refined petroleum and petrochemical products. We expect that increased demand for refined petroleum products will result in: (1) increased investment in refining capacity through expansion and possible construction of new facilities; (2) upgrades to existing facilities to enable the processing of heavier sour crudes which requires high yield alloys in many parts of the refining process; and (3) increasing maintenance and repair of existing facilities to comply with increasingly stringent environmental and safety laws and regulations. As these refineries require the use of our specialized steel products that are designed to withstand extreme temperatures and pressures and corrosive conditions, we believe that anticipated future demand from this end-market will stimulate future demand for the specialized steel products that we supply.

Growing global investment in power generation capacity. It is expected that substantial new power generation capacity will be required as developing economies experience rapid population growth and industrialization. The EIA’s September 2011 International Energy Outlook report estimates that global electricity generation will grow from 20.6 trillion kWh in 2011 to 35.2 trillion kWh by 2035, an increase of approximately 71%. Additionally, many developed economies continue to enact regulations that promote the retirement or refurbishment of older generation capacity. We believe the shift in favor of cleaner fuels in the power generation sector has led to an increase in the use of natural gas as a fuel source for power generation. According to EIA estimates, 206 gigawatts of new generating capacity will be added between 2011 and 2035 in the U.S. alone, with over half of the new capacity coming from oil and natural gas fired power plants. We believe that increased global demand for electricity, new power-related regulations and the focus on cleaner sources of energy, such as natural gas, wind, biodiesel and ethanol and nuclear power, will drive demand for the specialty products we supply, which are designed to withstand the high pressures and temperatures encountered in these types of power generation facilities. We also believe that the increased focus by policy makers and regulators on the development of renewable sources of energy will drive demand for the products we supply. We believe that we are well positioned to meet the needs for highly specialized steel products by the power generation industry.

Increased focus on environmental and safety and regulatory standards. Many of our key markets have been subject to increased regulation relating to environmental and safety issues. As a result, companies undertaking oil and natural gas extraction, processing and transmission infrastructure across the upstream, midstream and downstream markets are facing increasingly strict environmental and safety regulation as they manage and build infrastructure. Future environmental and safety compliance could require the use of more specialized products and higher rates of maintenance, repair and replacement to ensure the integrity of our customers’ facilities. For example, a 2011 American Petroleum Institute report estimates that U.S. refinery operations spent $9.1 billion in 2009 toward maintaining compliance with environmental laws and regulations. The Pipeline Inspection, Protection, Enforcement, and Safety Act has established a regulatory framework that mandates comprehensive testing and replacement programs for transmission lines across the U.S. We believe that such laws and regulations will drive increased maintenance, testing and repair spending by our customers and increased demand for the specialty products we supply.

Increased demand and activity in other markets in which we operate. We serve various other end-markets, most notably mining and civil construction. To the mining end-market, we provide abrasion-resistant, induction-hardened, high yield, duplex, nickel alloy, and Hastelloy pipe as well as the accompanying components. These materials are engineered to withstand the extreme wear from the abrasive and corrosive conditions of a mining environment. Increased mining activity has been driven largely by increased global demand for commodities such as coal, iron ore, aluminum, nickel, copper and phosphate, particularly from emerging markets. To the civil construction market, we provide large diameter heavy wall pipe, sheet and structural steel with full traceability to the original manufacturer. This product is designed specifically for heavy industrial applications such as marine piling, dams and levee systems, bridges, rail systems and deep foundations. To this market, growth has been driven by increased infrastructure investment in emerging economies and infrastructure repair and replacement in more mature economies. We believe we are well positioned to effectively serve these end-markets.

Global demand for steel and energy infrastructure products. According to the American Iron and Steel Institute, the energy market in the U.S. constitutes less than 10% of the total consumption of finished steel products domestically. We believe this figure is consistent with consumption on a global basis. Global demand for finished steel products is dominated by a few key end-markets, most notably construction, automotive and industrial/manufacturing. The primary finished steel products consumed across these markets include flat rolled (sheets and strip) and long products (bars, girders and reinforcing elements). Demand for these products tends to be highly correlated to macroeconomic trends, especially in developing countries such as China, India and Brazil.

Suppliers of steel products to the energy infrastructure market sell their goods into the supply chain via several methods, which include mill direct, through trading companies and through distributors. We believe that in recent years, distributors have established an increasingly important role in the delivery of steel products to energy end users. Distributors are able to aggregate customer orders, creating the demand necessary to support a production run of a specialty product, extend global reach, provide consistent purchasing volume and reduce working capital requirements. We believe these benefits allow mills to focus on their core competency of steel manufacturing.

The primary steel products that support the development of energy infrastructure include pipe & tube, plates, shapes and bars. The difficult nature of many energy applications often necessitates the use of specialized products with specific chemistries and tolerances developed to withstand significant heat and pressure. Our experience is that relatively few mills have the capability to produce these specialty products. Such products are also typically created in short production runs. Often times, these factors result in very limited availability of the specialty products needed for energy infrastructure applications. Demand for specialty steel products for the energy end-market has historically been less affected by macroeconomic trends and more affected by trends specific to the energy infrastructure market such as the price of oil and natural gas. Major steel producers and producers of finished steel products typically offer a full range of steel products, from basic carbon to specialty products, and serve numerous end-markets, including energy.

Suppliers to the North American oil country tubular goods market produce goods in numerous diameters, weights and finishes in both carbon and alloy grades. Alloy grade products have specially designed metallurgical properties that significantly increase the strength, corrosion resistance and other performance qualities of the steel. The proliferation of technically demanding drilling techniques is driving increased consumption of these high grade oil country tubular goods.

Oil country tubular goods demand is largely driven by drilling activity and inventory levels maintained by manufacturers, distributors and end users. Demand for oil country tubular goods is positively impacted by the increased drilling of deeper, horizontal and offshore wells. Deeper and horizontal wells tend to require more, higher quality and larger diameter pipe, while offshore drillers typically utilize premium oil country tubular goods as the cost of failure of an offshore oil and natural gas well is significantly greater than that of an onshore well.

Our Competitive Strengths

We consider the following to be our principal competitive strengths:

Broad scale with global distribution capabilities. As one of the largest global purchasers of specialty steel products for the energy infrastructure market, we use our scale to aggregate demand for the benefit of both our customers and our suppliers. We are able to secure from time to time volume pricing and production priority from our suppliers, often for specialty products for which no individual customer has enough demand to justify a timely production run, and thereby meet the specific product and delivery needs of our customers. In addition, we locate our global distribution facilities in close proximity to the major upstream, midstream and downstream energy end-markets we serve, including in the U.S., U.K., Singapore and Dubai. The benefits of our global presence include the ability to serve as a single global source of supply for our customers and participation in infrastructure investment activities in multiple regions around the world, thereby increasing our growth opportunities and reducing our relative exposure to any one geographic market.

Diversified and stable customer base. We have a diversified customer base of over 2,000 active customers in more than 50 countries with operations in the upstream, midstream and downstream energy end-markets, as well as in power generation, civil construction, and mining. Our top ten customers, with each of whom we have had a relationship for more than nine years, accounted for 35% of our pro forma sales for the year ended December 31, 2011, yet no single customer represented more than 9% of our pro forma sales over the same period. We believe this diversification affords us a measure of protection in the event of a downturn in any specific region or market, or from the loss of individual customers. In addition, although MRO sales vary from year to year, we tend to receive a base level of MRO sales from our large, longstanding customers, which provides additional stability to our sales during periods of limited infrastructure expansion. Consistent with common industry practice, we typically operate on a purchase order basis rather than a long-term contract basis. As a result, our customers operating on a purchase order basis may terminate their relationships with us at any time with little or no prior notice.

Strategic and longstanding supplier relationships. We have longstanding relationships with leading suppliers across all of the lines of products we supply. While we are able to source almost all of the products we supply from multiple suppliers, our scale allows us to be one of the largest, if not the largest, customer to each of our key suppliers. As a large customer, we provide our suppliers with a stable and significant source of demand. In addition, our market knowledge and insight into our customers’ capital expenditure plans enable us to aggregate multiple orders of a specialty product into volumes appropriate for a production run. We believe that these differentiating factors enhance our ability to obtain product allocations, timely delivery and competitive pricing on our orders from our suppliers. We believe that obtaining these same benefits from suppliers would be difficult for others, including our customers.

Focus on premium products. The portfolio of products we supply is composed primarily of specialty steel products and components that we believe are of premium quality and highly engineered. These types of products often are available from only a select number of suppliers, have limited production schedules and require technical expertise to sell. Our emphasis on the procurement and distribution of products that in many cases are not widely available is the foundation of our ability to deliver value to our customers.

Sophisticated material sourcing and logistical expertise. Many of our customers rely on us to source products for them, as they lack the supplier relationships, resources, volume and/or logistical capabilities to complete procurement and delivery independently or on a cost-effective basis. We believe our professionals have the expertise necessary to manage the coordinated delivery of purchased product to multiple, often remote operating sites according to specific schedules. They also have the knowledge, experience, training and technical expertise in their products to provide valuable advisory support to our customers regarding selection of the most appropriate product to meet their specific needs.

Capitalization and cash flow to maintain necessary inventory levels. Our size affords us the ability to maintain inventory levels necessary to meet the unexpected MRO needs of our customers in the geographies in which they operate. Based upon our past experience in the market, we believe such MRO requests are often less price sensitive than longer lead-time Project and Drilling program orders. Our scale and wherewithal to support large projects also enable us to participate in Project order proposals otherwise inaccessible to smaller competitors. In addition, our access to capital enables us to carry the appropriate inventory levels to meet our customers’ needs.

Asset-light business model. We maintain an asset-light business model to maximize our operational flexibility. Our model results in high operating leverage, as evidenced by our $3.1 million in pro forma sales per employee for the year ended December 31, 2011. Our OCTG Segment operates one facility while leveraging the storage and transportation capabilities of over 50 third-party service providers to serve customers in the U.S. We believe these third-party service providers allow us to better serve our customers by providing storage and transportation services in locations near our customers drilling sites at lower costs than if we owned and managed the locations ourselves, thereby providing material to our customers on a rapid, secure and consistent basis. Historically, the storage costs associated with these third parties have been immaterial to our financial statements, and while transportation costs are a significant driver of our overall costs in the OCTG Segment, we believe the transportation costs associated with these third parties are consistent with market rates and are lower than the costs we would have to pay to ship products from our Pampa, Texas location, as these third party service providers are usually in closer proximity to our customers than we may be. Our E&I Segment serves over 1,800 global customers through over 25 distribution facilities strategically located throughout the world. We seek to enter new geographic areas of energy infrastructure development in conjunction with service to existing clients and working with third party service providers. In doing so, we are able to introduce the specialty products we supply and technical expertise into new regions of high demand without the lead time or capital investment that might otherwise be needed.

Experienced and incentivized management team. Our senior managers have significant industry experience, averaging over 25 years, across upstream, midstream and downstream energy sectors in the diverse geographies we serve and in the manufacture of the products we supply. We intend to base the compensation of our senior managers, in part, on financial performance measures, which we believe will further align their interests with those of our stockholders. Following completion of this offering and as a result of the Reorganization, our management and employees would own approximately 13% of our Class A common stock in the aggregate, including restricted shares of our Class A common stock and assuming the exercise in full of the Exchange Rights for shares of our Class A common stock and the pro rata distribution of those shares to the partners and members of EM II LP and B&L.

Our Business Strategies

Our goal is to be the leading distributor of specialty steel products to the global energy sector. We intend to achieve this goal through the following strategies, although there can be no guarantee that any of the following strategies will be effective:

Expand business with existing customers. We strive to introduce our customers to the entire portfolio of products we supply on a global basis. Our sales force is trained to capture additional share of our customers’ overall spending on specialty steel products. Opportunities to expand business with our customers include:

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Capitalizing on new product and cross-selling opportunities across all of a customer’s operations in different end-markets and geographies. As an example, we have had recent success growing our sales related to valves. Specifically, we were recently awarded a significant contract to supply valves for the construction of a new offshore drilling platform. The contractor operates a fleet of offshore drilling rigs, which should provide us future opportunities for additional valve and other product sales to this customer.

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Further penetrating existing customers’ Projects, Drilling programs and MRO supply requirements. As an example, we were recently successful growing our sales by capitalizing on our existing relationship and history with a current customer. Specifically, this customer (a multi-national integrated oil and natural gas company) expanded its business into the Caspian Sea with an offshore oil field development project. The remote location and urgent material supply requirements combined to create complex project logistics. We were able to utilize our mill allocations and global stocking facilities to negotiate a solution to meet the customer’s ongoing MRO requirements.

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Leveraging our platform to address our customers’ global needs. As an example, many of our customers have expanded into Brazil to take advantage of the exploration and production opportunities resulting from the recent discovery of oil and natural gas resources off the coast of Brazil. We believe that we have had a history of successfully expanding our global presence, as shown by our opening new offices in active regions throughout the world. We were able to leverage this experience to mobilize a team and open an office in Brazil to provide our customers service in that region which has in turn resulted in sales growth.

Grow business in select new and existing markets. We intend to exploit opportunities for profit and margin expansion within our existing core markets, as well as in new geographies and end-markets. We expect to capitalize on the increasing demand for energy in these markets by leveraging our suite of capabilities and reputation as a market leader to drive new customer acquisitions. We plan to achieve this goal in part by selectively enhancing our presence in locations where significant investments in energy infrastructure are being made. Notably, we believe the suite of specialty products we supply positions us well to take advantage of the development of previously underexploited unconventional onshore and deepwater oil and natural gas resources. We also plan to expand our presence in new end-markets outside the oil and natural gas end-market that are characterized by difficult operating environments and have similar demand for our technical expertise and specialty products.

We also plan to selectively expand our global footprint through our asset-light model in order to maximize our ability to meet evolving customer needs. We believe our platform is highly flexible, as we are able to rapidly address areas of new demand through the addition of satellite offices, representative offices, and third party stocking facilities. These means of expansion enable us to deliver our full suite of capabilities. We use our asset-light profile to quickly adjust our geographic priorities according to changes in secular demand trends in our target markets.

Continue to pursue strategic acquisitions and investments. We intend to continue to grow our business through selective acquisitions, joint ventures and other strategic investments. We believe that our history of acquisitions and integrations demonstrates our ability to identify and capitalize on acquisition opportunities that enhance the portfolio of products we supply or our global presence, or both, which has been an important factor in the creation of the existing Edgen Group. Between 2005 and 2009, we executed five acquisitions for a total consideration of approximately $360.0 million. These acquisitions, coupled with the consolidation of the B&L business which will occur in connection with the Reorganization, have facilitated the growth of Edgen Group from sales of $322.3 million for the year ended 2005 to pro forma sales of $1.7 billion for the year ended December 31, 2011. We apply a strict set of evaluation criteria to ensure that our investments are consistent with our strategic priorities. In particular, we look for investments that we anticipate will expand the portfolio of products we supply, customer base, supplier relationships, and in certain instances, our end-market exposure.

Our Operating Segments

After the Reorganization and this offering, we will supply specialty products and provide value-added services through two operating segments:

Energy and Infrastructure Products, or E&I. The E&I Segment serves customers in the Americas, Europe/Middle East/Africa, or EMEA, and Asia Pacific, or APAC, regions, distributing pipe, plate, valves, and related components to upstream, midstream, downstream, and select power generation, civil construction, and mining customers across more than 35 global locations. This operating segment provides Project and MRO order fulfillment capabilities from stocking locations throughout the world. For the year ended December 31, 2011, our E&I Segment represented 54% of our pro forma sales and 48% of our pro forma EBITDA. Our E&I Segment is branded under the “Edgen Murray” name.

Oil Country Tubular Goods, or OCTG. The OCTG Segment is a leading provider of oil country tubular goods to the upstream conventional and unconventional onshore drilling market in the U.S. We deliver these products through nine customer sales and service locations, including our Pampa, Texas operating center, and over 50 third-party owned distribution facilities. For the year ended December 31, 2011, our OCTG Segment represented 46% of our pro forma sales and 52% of our pro forma EBITDA. Our OCTG Segment is branded under the “Bourland & Leverich” name.

Global Sales and Marketing

We have developed our market approach to serve the needs of our customers. These customers operate across the energy sector and other heavy industrial applications and require the products we supply in the build-out of infrastructure for their activities. We organize our sales approach around the following market segments: upstream; midstream; downstream oil and natural gas; and power, mining, civil construction and nuclear. We believe that by segmenting our sales structure, we can focus our team’s expertise around our customers’ specific requirements and thus meet their unique challenges. We use this strategy to facilitate our growth through continued geographic market penetration. We also seek to capitalize on both cross-selling opportunities and the potential for expanded product offerings within these markets.

Our business model and scale enables us to participate in new capital projects, which are typically large-scale and result in higher revenues. We use our product availability and volume pricing from our suppliers to meet our customers’ delivery needs on a timely basis. As a single global source of supply for our customers, we are also able to capitalize on MRO opportunities, which are typically recurring in nature and tend to have higher margins. We believe that our ability to meet our customers’ requirements for premium products and complete material packages on a global scale through a combination of inventory and direct procurement from suppliers is unique and provides us a competitive advantage.

Our E&I sales teams operate in a matrix structure across geographies and end-markets. Within our global platform we have end-market specific sales teams that collaborate across borders to serve our customers, particularly on large capital projects to support energy infrastructure demand. For example, construction of a new offshore platform may be engineered and designed in the U.S., procured in Europe, and fabricated and delivered to Asia. By having upstream-specific material supply chains and sales teams to support those efforts in all parts of the world, we can provide complete product offerings, technical expertise and logistical support to customers through all stages of project development from the early engineering and design phase through the delivery of products and follow up support, as well as MRO supply to customers at all stages of project development. We support our oil country tubular goods customers with account executives that seek to develop relationships in procurement and operating centers. Service personnel provide supply chain and logistics to field locations where the drilling activity exists. By timely meeting the supply chain and logistics needs of our customers, we seek to build on our customer relationships and give ourselves greater opportunities to fulfill our customers’ future OTCG requirements.

Properties

We maintain sales and stocking facilities in major oil and gas energy centers, near refining and petrochemical installations, shipyards and rig fabricators, and in proximity to areas with heavy onshore and unconventional drilling activity. We believe that having sales teams on-call and relevant product in close proximity to our customers allows us to successfully support the drilling programs and MRO requirements of customers who often need materials quickly without significant forward planning. For example, our OCTG Segment services customers that are developing every major U.S. unconventional oil and natural gas development through a network of over 50 third party owned distribution facilities in support of our customers’ active drilling programs. We use this network to provide on-demand, quickly-shipped, and “just in time” inventory required by the nature of those activities.

We have a presence in major global markets, operating for more than 30 years in North America and Europe, since 1984 in the Middle East, and since 1992 in the Asia-Pacific region. Our primary facilities in these regions include stocking operations, sales teams, supplier relations, and full service support teams. From those regional hubs, we have developed satellite sales offices, representative offices, joint ventures and a network of stocking facilities that allow us to deliver our complete offerings to customers in almost all regions of the world.

BUSINESS	REGION	PRIMARY HUB	SATELLITES
E&I	Americas	Houston, Texas Baton Rouge/Port Allen, Louisiana Edmonton, Alberta Rio de Janeiro, Brazil	18 sales and stocking facilities Network of third party stocking locations
	EMEA	Edinburgh, United Kingdom Dubai, United Arab Emirates	London, United Kingdom Darlington, United Kingdom Paris, France Baku, Azerbaijan Rotterdam, The Netherlands
	APAC	Singapore	Jakarta, Indonesia Perth, Australia Shanghai, China Mumbai, India

OCTG	U.S.	Pampa, Texas	8 U.S. sales offices Network of third party stocking locations

Our primary hub facilities for our E&I Segment include a 70-acre pipe yard and distribution center in Port Allen, Louisiana; an 18-acre yard and warehouse and a sales and administrative office in Houston, Texas; a warehouse and sales office in Edmonton, Alberta; a sales office in Rio de Janeiro, Brazil; a 4.6 acre yard and 210,000 square foot warehouse and a sales and administrative office in Edinburgh, Scotland; a 167,000 square foot warehouse and sales office in Singapore; and a 3.1 acre yard and 40,000 square foot warehouse in Dubai, United Arab Emirates. Our only significant owned facility is the pipe yard in Port Allen, Louisiana, which is subject to a lien securing the EMC senior secured notes. Our OCTG Segment owns and operates an office and warehouse facility in Pampa, Texas and leases eight sales offices in the U.S. We believe that our facilities are adequate for our current and anticipated needs.

In addition to our owned and leased facilities, we service customers in both business segments through more than 50 third party-owned distribution facilities operations that allow us to maintain inventory without the expense of long term lease commitments. This approach is a key tenet of our asset-light business model, with less capital invested in facilities and the related operating and maintenance costs. This model also gives us the flexibility to have personnel and inventory in the specific locations that continue to warrant such an investment.

Our global network of facilities and personnel keeps us in close proximity to our suppliers throughout Europe, Asia and the U.S.; to our end user and engineering customers in major energy centers in the U.S., Europe, Middle East and Singapore; and to ship builders, drillers, fabricators, equipment manufacturers, and other customers throughout the world. We use our established presence in these markets to quickly capture market share wherever activity is occurring across all of our market segments, and also to efficiently establish presence in countries where there are increasing levels of energy infrastructure and other related capital expenditures. There can be no assurance, however, that we will be able to increase our market share in countries in which we have an established presence or in which we may seek to establish a presence in the future.

Most of our owned and leased facilities are International Organization for Standardization, or ISO, certified and utilize bar code technology to efficiently track, receive, pick and ship material. This ISO certification is often required in order to be included on our customers’ approved vendor lists.

We have used our operational experience to develop expertise in international commercial terms, and shipping requirements. We staff our offices with a mix of local employees who are knowledgeable in the local business procedures and customs of the countries where we do business alongside our customers and employees who know the market segment and product specifications. We believe that the combination of this logistical expertise and local knowledge has further developed our ability to quickly and effectively meet our customers’ needs.

Customers

We believe that we have a deep understanding of our customers’ needs and strong and loyal relationships across the market segments that we serve. We believe that our customers value our ability to provide planning and budgeting insight, access to materials that can be difficult to procure, technical knowledge of those materials, multi-source and multi-product package coordination, and high service levels. Our customers include:

■	Multi-national and national oil and natural gas companies;

■	Integrated oil and natural gas companies;

■	Independent oil and natural gas companies;

■	Engineering, procurement and construction firms;

■	Onshore and offshore drilling contractors;

■	Oil and natural gas transmission and distribution companies;

■	Equipment fabricators;

■	Petrochemical companies;

■	Mining companies;

■	Hydrocarbon, nuclear and renewable power generation companies;

■	Public utilities;

■	Civil construction contractors; and

■	Municipal and transportation authorities.

With a diverse group of more than 2,000 active customers, our 10 largest customers represented approximately 35% of our pro forma sales for the year ended December 31, 2011, and no one customer accounted for more than 9% of our sales in any of the periods presented.

We have secured preferred supply agreements with a variety of customers across our end-markets. Although the structures of these agreements are unique to the needs of each particular customer, they generally serve to provide our customers with ready access to the products they need and at times allow us to maintain mill allocation positions with suppliers by delivering a reasonably predictable level of purchasing. In some cases, such agreements guarantee us a certain amount of business in a particular product area or region, and they allow us to compete for business from our customers as one of a select few materials providers. In our OCTG Segment, we have several customized supply arrangements, which we coordinate closely with our customers’ drilling programs and related needs. In addition, we monitor our customers’ project-specific needs so that we can maximize efficiency for their material supply requirements.

Suppliers

We believe we have mutually beneficial, longstanding relationships with an established network of suppliers that would be difficult for others to replicate. These relationships enable us to stock and supply a broad range of products. For the year ended December 31, 2011, approximately 65% of our pro forma purchases were from our top ten suppliers, the largest of which accounted for 26% of our material purchases. By focusing our purchasing power on certain suppliers’ specialty product niches, we believe that we are able from time to time to achieve favored status with our suppliers in regard to lead times, pre-allocated mill time and space, discounts and payment terms. As we continue to strengthen our supplier relationships, we provide our customers with products that we believe are of greater importance to their business and have fewer substitutes. Although we concentrate our purchasing power on a select group of highly-valued suppliers, we have multiple sources for the products we supply and are not dependent on any single supplier.

We are a high-volume purchaser of specialty steel products, and we believe that we provide significant support as an intermediary between steel producers and our customers. There is a limited number of suppliers with the capabilities to produce these specialty steel products, and we believe that we have demonstrated to them over time that we are a high quality, reliable and high-volume purchaser of their products. In addition, our participation in our customers’ early planning stages for large long-term projects together with our in-depth understanding of our customers’ drilling programs, enable us to plan our purchases and provide our suppliers with critical intelligence and visibility to schedule production runs.

End users often require distributors to limit procurement to suppliers who have been qualified and appear on that end-user’s approved manufacturers list, or AML. When the requirements include specialty material, the AML may not offer enough choices to procure the material within the customer’s required timetable. We use our supplier network to introduce new manufacturers to our customers and facilitate the expansion of their AMLs to include other suppliers who could meet the customer’s requirements, benefiting both the supplier and the customer. We have also developed numerous relationships with third party processing providers, such as pipe coating and pipe bending facilities, to provide value-added services to meet our customers’ specific product requirements. We access multiple logistics providers such as trucking companies, barge companies, and rail companies to provide full delivery services.

Products

The catalog of products we supply consists of a broad range of steel plate, sections, pipe, components and valves. However, we generally focus on specialty carbon and alloy steel pipe, accompanying components, valves and quenched and tempered and high yield heavy plate.

Upstream. For offshore rig construction, we supply specialty offshore-grade plate, pipe and structural beams, columns, channels, angles, flats, rounds, squares and hollow sections. Many of these materials are manufactured through a quench and temper process that enables them to support extreme weight loads and withstand extreme temperatures. In many cases, the material is extremely thick and requires custom fabrication. This grade of steel is utilized for leg structures, including those supporting complex specialty platform, or jack-up, rigs used in shallow water drilling, as well as offshore transportation and production vessels.

In onshore oil and natural gas exploration and production, we are a leading U.S. distributor of oil country tubular goods including surface, intermediate and production casing and tubing, all of which are consumed during the drilling and completion of oil and natural gas wells.

Midstream. We supply a full range of steel products utilized for gathering lines, product pipelines, oil and natural gas transmission, compression and storage. The products we supply include heavy wall, large diameter seamless and welded pipe and accompanying high yield fittings and components, along with a broad range of valves and valve actuators.

Downstream and power. In the extreme pressure, temperature and/or corrosive conditions found in refining, petrochemical and power generation applications, we supply specialty pipe, valves and fittings across many grades including carbon, chrome, nickel, stainless, low temperature and duplex materials. Additionally, we are able to cross-sell certain materials utilized in a refining environment to upstream customers for offshore production platforms and vessels.

Civil construction and mining. We provide large diameter heavy wall pipe, sheet and structural steel with full traceability that meets a wide range of material specifications for heavy civil construction, such as large scale installations for marine piling and construction, levee systems, major civil building structures, deep foundations and water works. Mining applications require materials that can withstand extreme wear from abrasive and corrosive conditions. We supply abrasion-resistant, induction-hardened, high yield, duplex, nickel alloy and Hastelloy pipe and accompanying components for mineral mining and processing and other difficult applications. Service offerings in this segment often include coordination of high-performance coatings and linings, fabricated ends, wear bands, couplings and weld rings.

Nuclear. We are accredited as a “Material Organization” by the American Society of Mechanical Engineers and hold a Quality System Certificate to supply products to the nuclear industry. The scope of products that we supply to the nuclear industry includes most sizes and grades of ferrous and non-ferrous pipe, fittings, flanges, plates, shapes, bars and valves under strict quality assurance requirements. Leading with our ability to supply nuclear-grade materials, we are able to cross-sell non-safety related products to our customers within the nuclear construction environment.

We do not manufacture any of the products we supply. We are a distributor of our suppliers’ manufactured products and often purchase these products in large quantities that are efficient for our suppliers to produce, and then subsequently resell these products in smaller quantities to meet our customers’ requirements. We coordinate third party services such as coating, cutting, finishing and material testing. We also provide ongoing delivery status reports and complete data packages at the time of delivery, including material test reports and certifications and coordinate global logistics including freight, shipping, customs requirements and on-site material inspection. We use our diverse product portfolio and supply channels to provide our customers with many different combinations of steel products required for the market segments we serve.

Working Capital Practices

Inventory and accounts receivable comprise a large percentage of our pro forma total assets, and we allocate appropriate resources to manage these working capital assets. Maintaining an inventory of the products that our customers need is a key factor in capturing customer spending and maintaining high customer satisfaction. We use various factors to plan inventory purchases including customer feedback on their planned activities and our own sales history. We also consult with our suppliers on their capacity levels, planned mill production and pricing information in order to appropriately time our inventory purchases. Our practices centered on accounts receivable management include ongoing customer credit analysis and collection efforts and negotiation of payment terms on large project orders. Additionally, many of our customer incentive programs include timely payment as a requirement to earn the incentive. At December 31, 2011 inventory and accounts receivable collectively represented approximately 67%, of pro forma total assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Backlog

Our predecessor’s sales backlog represents management’s estimate of potential future revenues that we expect may result from contracts/orders currently awarded to us by our customers. Sales backlog is determined by the amount of undelivered third party customer orders and may be revised upward or downward, or cancelled by our customers in certain instances. We cannot assure you that the sales backlog amounts presented will ultimately be realized as revenue, or that we will earn a profit on any of our sales backlog of orders.

Our predecessor had sales backlog of approximately $353.0 million and $210.0 million at December 31, 2011 and 2010, respectively. Realization of revenue from sales backlog is dependent on, among other things, our ability to fulfill purchase orders and transfer title to customers, which in turn is dependent on a number of factors, including our ability to obtain product from suppliers, and the customers’ desired delivery schedule. The rate at which we recognize that revenue varies based on the type of orders that make up the backlog and can vary materially from period to period. MRO-related orders typically ship more quickly than large Project orders which tend to have a longer-term delivery schedule. Drilling program sales in our OCTG Segment do not factor into our calculation of sales backlog as there is generally no interval between the securing of an order and the earning of revenue. We expect to fill the substantial majority of our current sales backlog within the next twelve months, although there can be no assurance that we will be able to do so.

Competition

We compete with other companies in our markets primarily on customer service, access to materials, price and ability to deliver products in a timely manner. Purchase decisions on the part of the customers for which we compete are also influenced by previous experience with a particular distributor and a distributor’s ability to supply the full range of specialty pipes, pipe components, tubes, plate, valves, sections and related components.

Our competitors fall into three main categories:

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Large supply centers that typically carry sizable amounts of inventory and who are in some cases subsidiaries of large publicly held companies. These competitors, though well capitalized, tend to focus on stockholdings that do not compete with the range of specialty products that we offer.

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Smaller regional suppliers who focus on high turnover products from inventory and do not have the resources, supplier relationships, expertise or capacity to manage large projects or specialty materials.

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Brokers and traders who are usually owned by various steelmakers and focus purely on sourcing material and who are limited by their ability to secure materials from the full range of global producers beyond the ones they represent.

We believe that none of our competitors offers the depth and breadth of specialty steel products in stock that we offer in any particular market. Although we have competitors with respect to many of the specific products we offer in specific markets, we believe that no one competitor or small group of competitors is dominant in any of our markets. While we must be price-competitive in all of our markets, we believe that our customers select our products based on the product knowledge of our staff, our broad product offering of specialty products, our local presence and our history of quality customer service and long-standing relationships.

Employees

At December 31, 2011, our workforce consisted of 546 full-time employees, 194 of whom are sales personnel. We are not a party to any collective bargaining agreements, and we consider our relations with our employees to be satisfactory.

Information Technology

We have an advanced information technology platform to help us manage our business. As a distributor, our primary operational focus is order management and our systems are designed to streamline the logistics involved with obtaining products from our suppliers, tracking those products within our sizable inventory and delivering those products to our customers.

Our E&I Segment uses bar coded tags and wireless handheld scanners to track the inventory in our major distribution facilities and allows our salespeople to quickly ascertain what products are available and where those products are located. The system allows for efficient pick and ship execution and is accessible from all of our locations worldwide.

In the Americas, business functions including order management, procurement, inventory control, accounting and finance operate on a unified Oracle platform. In EMEA and APAC, we operate under a separate enterprise resource planning system for inventory and order management. Our OCTG Segment has a fit for purpose system as its product line is more narrowly focused. A single financial consolidation package is integrated with these systems for financial reporting and forecasting.

We believe our combined information technology systems are well-protected against service disruptions. All production servers utilize widely-available components, minimizing single points of failure. We provide our primary data center in Baton Rouge, Louisiana with redundant cooling, battery backup, generator power and carded access. Finally, we lease a full disaster recovery site in Dallas, Texas in the event the Baton Rouge systems are disrupted for an extended period of time.

Intellectual Property

We have registered the EDGEN MURRAY™ trademark in the U.S. and critical markets in Europe, Asia, Australia, Mexico, Canada, the Caribbean, Central and South America and the Middle East. We have also applied to register the trademark in several additional jurisdictions in the Middle East, Asia, Africa, the Caribbean, South America and Europe, as well as India and the Russian Federation. We claim common law rights in the EDGEN MURRAY™ trademark in those jurisdictions that recognize trademark rights based on use without registration. We also claim common law trademark rights to a number of other names important to our business, including Edgen™, Bartow Steel™, Resource Pipe Co.™, SISCO™, Thomas Pipe™, Pro Metals™ and Radnor Alloys™, although we have not applied for federal or international registration for them. We have commenced registering the trademark EDGEN™ in the U.S. and all critical markets in Europe, Asia, Australia, the Middle East, Canada, Mexico and South America. We claim common law rights in, and our OCTG Segment currently uses, the “BOURLAND & LEVERICH,” “BOURLAND & LEVERICH SUPPLY CO.,” “B&L” and “B&L SUPPLY PROPERTIES” trademarks in the United States.

We recognize the importance to our business of the various intellectual property rights, including trademarks that we use. While we acknowledge that the statutory rights arising from a successful trademark registration generally give greater certainty as to the ownership of the registered trademark as well as make enforcement of the owner’s rights against third parties easier than if it had to rely on the enforcement of its unregistered rights in the trademark, we nevertheless believe that adequate protection of the goodwill in the trademarks used by our business is afforded through the various unregistered rights that are acquired simply by use over a period of time in a number of the jurisdictions in which we operate.

Environmental Matters

Our operations are subject to extensive and frequently changing federal, state, local and foreign laws and regulations relating to the protection of human health and the environment, including those limiting the discharge and release of pollutants into the environment and those regulating the transport, use, treatment, storage, disposal and remediation of, and exposure to, hazardous materials, substances and wastes. As with other companies engaged in like businesses, the nature of our operations exposes us to the risk of liabilities or claims with respect to environmental matters, including those relating to the disposal and release of hazardous substances. Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of fines and penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations or imposing additional compliance requirements on such operations. Certain environmental laws can impose strict, joint and several liability for costs required to clean up and restore sites without regard to fault on responsible parties, including past and present owners and operators of sites, related to cleaning up sites at which hazardous wastes or materials were disposed or released even, if the disposals or releases were in compliance with applicable law at the time of those actions. Management believes that our operations are in substantial compliance with the applicable environmental laws and regulation.

We have not made any material expenditures during the three years ended December 31, 2011 in order to comply with environmental laws or regulations. Based on our experience to date, we believe that the future cost of compliance with existing environmental laws and regulations will not have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. However, we cannot predict what environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted, nor can we predict the amount of future expenditures that may be required in order to comply with such environmental or health and safety laws or regulations or to respond to such environmental claims.

Environmental Regulation of the Oil and Natural Gas Industry

Our customers operate primarily in the upstream, midstream, and downstream end-markets for oil and natural gas, each of which is highly regulated due to a high level of perceived environmental risk. Liability under environmental laws and regulations could result in cancellation or reduction in future oil and natural gas related activity. Any such cancellation or reduction could reduce the demand for our operations.

Drilling activity, including hydraulic fracturing and horizontal drilling, associated with unconventional oil and natural gas resources as well as offshore drilling and exploration, and other new drilling and extraction technologies have received significant regulatory and political focus. Hydraulic fracturing is an essential technology for the drilling and development of unconventional oil and natural gas resources. The hydraulic fracturing process in the U.S. is typically subject to state and local regulation, and has been exempt from federal regulation since 2005 pursuant to the federal Safe Drinking Water Act (except when the fracturing fluids or propping agents contain diesel fuels). Public concerns have been raised regarding the potential impact of hydraulic fracturing on drinking water. Two companion bills, known collectively as the Fracturing Responsibility and Awareness of Chemicals Act, or FRAC Act, have been introduced before the U.S. Congress that would repeal the Safe Drinking Water Act exemption and otherwise restrict hydraulic fracturing. If enacted, the FRAC Act could result in additional regulatory burdens such as permitting, construction, financial assurance, monitoring, recordkeeping, and plugging and abandonment requirements. The proposed FRAC Act would also require the disclosure of chemical constituents used in the hydraulic fracturing process to state or federal regulatory authorities, who would then make such information publicly available. Several states have enacted similar chemical disclosure regulations. The availability of this information could make it easier for third parties to initiate legal proceedings based on allegations that specific chemicals used in the hydraulic fracturing process could adversely affect groundwater.

The EPA is conducting a comprehensive study of the potential environmental impacts of hydraulic fracturing activities, and a committee of the House of Representatives is also conducting an investigation of hydraulic fracturing practices. In August and November 2011, the United States Department of Energy Shale Gas Subcommittee, or DOE, issued two reports on measures that can be taken to reduce the potential environmental impacts of shale gas production. The results of any of the DOE and EPA studies or the House investigation could lead to restrictions on hydraulic fracturing. The EPA is currently working on new interpretive guidance for Safe Drinking Water Act permits that would be required with respect to the oil and natural gas wells that use fracturing fluids or propping agents containing diesel fuels. The EPA has proposed regulations under the federal Clean Air Act in July 2011 regarding certain criteria and hazardous air pollutant emissions from the hydraulic fracturing oil and natural gas wells and, in October 2011, announced its intention to propose regulations by 2014 under the federal Clean Water Act to regulate wastewater discharges from hydraulic fracturing and other oil and natural gas production. In addition, various state and local governments, as well as the United States Department of Interior and certain river basin commissions have taken steps to increase regulatory oversight of hydraulic fracturing through additional permit requirements, operational restrictions, disclosure obligations and temporary or permanent bans on hydraulic fracturing in certain local jurisdictions or in environmentally sensitive areas such as watersheds. Any future federal, state or local laws or regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to complete oil and natural gas wells in certain formations. Any decrease in drilling activity resulting from the increased regulatory restrictions and costs associated with hydraulic fracturing, or any permanent, temporary or regional prohibition of the uses of this technology, could adversely affect demand for the products we supply and our results of operations.

In addition to regulatory challenges facing hydraulic fracturing, the process of extracting hydrocarbons from shale formations requires access to water, chemicals and proppants. If any of these necessary components of the fracturing process is in short supply in a particular operating area or in general, the pace of drilling could be slowed, which could reduce demand for the products we supply.

Offshore drilling and exploration has also been subject to various environmental regulations. The April 2010 Deepwater Horizon accident in the Gulf of Mexico and its aftermath resulted in increased public scrutiny, including a moratorium on offshore drilling in the U.S. While the moratorium has been lifted, there has been a delay in resuming operations related to drilling offshore in areas impacted by the moratorium and we cannot assure you that operations related to offshore drilling in such areas will reach the same levels that existed prior to the moratorium or that a future moratorium may not arise. In addition, this event has resulted in new and proposed legislation and regulation in the U.S. of the offshore oil and natural gas industry, which may result in substantial increases in costs or delays in drilling or other operations in U.S. waters, oil and natural gas projects thus potentially becoming less economically viable, and reduced demand for the products we supply and services we provide could ensue. Other countries in which we operate may also consider moratoriums or increase regulation with respect to offshore drilling. If future moratoriums or increased regulations on offshore drilling or contracting services operations are implemented in the U.S. or other countries, our customers could be required to cease their offshore drilling activities or face higher operating costs in those areas. These events and any other regulatory and political challenges with respect to unconventional oil and natural gas resources and new drilling and extraction technologies could reduce demand for the products we supply and services we provide and materially and adversely affect our business and operating results.

Safety Matters

Companies operating within the upstream, midstream and downstream energy end-markets are facing increasingly stringent safety requirements as they manage and build infrastructure. As a result, our operations and those of our customers are subject to increasingly stringent federal, state, local and foreign laws and regulations governing worker safety and employee health, including pipeline safety and exposure to hazardous materials. Future environmental and safety compliance could require the use of more specialized products and higher rates of maintenance, repair and replacement to ensure the integrity of our customers’ facilities. The Pipeline Inspection, Protection, Enforcement, and Safety Act has established a regulatory framework that mandates comprehensive testing and replacement programs for transmission lines across the U.S. Pipeline safety is subject to state regulation as well as oversight by the Pipeline and Hazardous Materials Safety Administration of the U.S. Department of Transportation, which, among other things, regulates natural gas and hazardous liquid pipelines. The Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 bill that would further enhance federal regulation of pipeline safety passed Congress in December 2011. From time to time, administrative or judicial proceedings or investigations may be brought by private parties or government agencies, or stricter enforcement could arise, with respect to pipeline safety and employee health matters. Such proceedings or investigations, stricter enforcement or increased regulation of pipeline safety could result in fines or costs or a disruption of our operations or those of our customers, all of which could materially and adversely affect our business and results of operations.

Legal Proceedings

From time to time we are party to various claims and legal proceedings related to our business. However, we do not believe that any of these claims or legal proceedings are material to the Company. It is not possible to predict the nature of the claims, the size of the claims, whether the claims are covered by our insurance, or the outcome of these claims and legal proceedings.

Our History and Formation

The Buy-out Transaction. On February 1, 2005, a corporation formed by certain funds managed by JCP, which we collectively refer to as Fund III, and certain members of our management acquired the business of one of our predecessors, Edgen Corporation. We refer to this transaction as the Buy-out Transaction.

Formation of Edgen/Murray, L.P. and the Murray International Metals Acquisition. On December 16, 2005, one of our predecessors acquired Murray International Metals Limited, a U.K.-based global distributor of high yield steel products primarily to the offshore oil and natural gas industry. To effect this acquisition, we formed a new parent holding company, Edgen/Murray L.P. This acquisition gave us an enhanced global presence and eventually led us to change our name to Edgen Murray.

Formation of Edgen Murray II, L.P., recapitalization and the acquisition of PetroSteel. On May 11, 2007, our predecessor, Edgen Murray II, L.P., a newly formed holding company, acquired our business in a transaction led by certain funds managed by JCP, which we collectively refer to as Fund IV. We refer to this transaction as the Recapitalization Transaction. Although the funds that comprise Fund IV are also managed by JCP, they are not the same as the funds that comprise Fund III and led the Buy-out Transaction. Our predecessor also acquired the business of PetroSteel International, LP and Petro Steel, LLC, or collectively, PetroSteel, on May 11, 2007, which enhanced our quenched and tempered and high yield heavy plate product line.

Investment in Bourland & Leverich Holdings LLC. On August 19, 2010, B&L Predecessor was acquired by certain existing limited partners of EM II LP, including Fund IV, and the management of B&L. In connection with this transaction, EMC invested approximately $10.0 million for a 14.5% ownership stake in B&L, the investment vehicle that carried out the B&L Acquisition.

Formation of Edgen Group and the Reorganization. Edgen Group was incorporated in December 2011 as a Delaware corporation. Prior to the completion of this offering, Edgen Group will become the holding company for our subsidiaries as a result of the Reorganization and, as the new parent holding company, will serve as the issuer in this offering. See “The Reorganization” and “Certain Relationships and Related Person Transactions.”

THE REORGANIZATION

Edgen Group was formed in December 2011, for purposes of this offering and has not engaged in any business or other activities except in connection with its formation and the Reorganization. Edgen Group is currently a wholly-owned subsidiary of an affiliate of JCP.

The Reorganization will consist of the following transactions:

(1) Immediately prior to the completion of this offering, EM II LP will contribute all of the equity interests of EMGH Limited to EMC, thereby making EMGH Limited a wholly-owned subsidiary of EMC. EM II LP will no longer be a guarantor under the EMC senior secured notes or the EM revolving credit facility, and EM Holdings LLC will become the new parent guarantor of the EMC senior secured notes.

(2) Edgen Group will form EDG LLC as a new intermediate holding company.

(3) EMC’s ownership interest in B&L will be redeemed by B&L in exchange for membership units of B&L Supply.

(4) Edgen Group will amend its certificate of incorporation to convert its one outstanding common share, which is held by an affiliate of JCP, into one share of Class A common stock that will be surrendered to Edgen Group.

(5) EM II LP will contribute all of the shares of capital stock of EMC and all of EM II LP’s liabilities to us for membership units of EDG LLC and Class B common stock of Edgen Group. As a result, EDG LLC will become the indirect owner of EMC and all of the other direct and indirect subsidiaries that had comprised the entire business of EM II LP.

(6) B&L will contribute all of the membership units of B&L Supply (other than those held by EMC) and all of B&L’s liabilities to us for membership units of EDG LLC and Class B common stock of Edgen Group. As a result, EDG LLC will become the sole owner of the subsidiary that had comprised the entire business of B&L (through its direct and indirect ownership of B&L Supply).

(7) EM II LP may elect to have EM Holdings LLC purchase from EMC all or a portion of EMC’s membership units in B&L Supply with either cash or a note payable to EMC.

(8) Holders of restricted units of EM II LP and B&L will exchange such units for restricted shares of our Class A common stock.

(9) Holders of options to purchase units of EM II LP or B&L will exchange such options for options to purchase our Class A common stock.

Following these transactions, and upon completion of this offering, EDG LLC will be controlled by Edgen Group, its managing member. Edgen Group, EM II LP and B&L will own approximately 42%, 29% and 29% of the membership units of EDG LLC, respectively.

Following these transactions and upon completion of this offering, approximately 83% of the Class A common stock of Edgen Group will be owned by purchasers in this offering. Edgen Group will be controlled by EM II LP and B&L through their ownership of 50% and 50% of the Class B common stock of Edgen Group, respectively. The Existing Investors will remain the owners of the unrestricted units of EM II LP and B&L, and EM II LP and B&L will be controlled by the same affiliates of JCP that controlled each of them before these transactions.

Subject to certain limitations, EM II LP and B&L will each have Exchange Rights to exchange from time to time membership units of EDG LLC and shares of Class B common stock of Edgen Group for shares of Class A common stock of Edgen Group on the basis of one membership unit of EDG LLC and one share of Class B common stock of Edgen Group collectively for one share of Class A common stock of Edgen Group (subject to customary conversion rate adjustments for splits, stock dividends, and reclassifications) or, if we so elect, cash equal to the trading price of a share of Class A common stock of Edgen Group, all in accordance with an exchange agreement among it, EDG LLC and Edgen Group. If the Exchange Rights were exercised in full upon the completion of this offering, and settled solely for shares of Class A common stock of Edgen Group, approximately 35%, 7%, 29% and 29% of the Class A common stock of Edgen Group would be owned by purchasers in this offering, Existing Investors receiving restricted stock in the Reorganization, EM II LP and B&L, respectively. “Certain Relationships and Related Person Transactions— Exchange Agreement.”

We will also enter into a tax receivable agreement with each of EM II LP and B&L that will provide for the payment by Edgen Group of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of increased depreciation and amortization deductions available to us as a result of the taxable exchange of EDG LLC membership units for Class A common stock or cash pursuant to the Exchange Rights, as a result of certain other transactions that result in increases in our share of the tax basis of EDG LLC’s assets, and our making payments under the tax receivable agreement. See “Certain Relationships and Related Person Transactions— Tax Receivable Agreement.”

The members of EDG LLC, including Edgen Group, EM II LP and B&L, will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of EDG LLC. Net profits and net losses of EDG LLC will generally be allocated to its members pro rata in accordance with the percentages of their membership unit ownership. We expect that the limited liability company agreement of EDG LLC will provide for cash distributions to the holders of membership units of EDG LLC to enable such holders to pay taxes with respect to their allocable shares of EDG LLC’s taxable income. Generally, these tax distributions will be computed based on an estimate of the taxable income of EDG LLC allocable to such member multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses and the character of our income).

Following the Reorganization, EM Holdings LLC may elect to purchase from EMC all or a portion of EMC’s remaining interest in B&L Supply. In connection with that purchase, we would be obligated under the applicable Tax Receivable Agreement to make a payment to the limited partners of EM II LP equal to 85% of the tax benefits we receive on account of such sale. The payments due under the Tax Receivable Agreement on account of such sale would be equal to 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of increased depreciation and amortization deductions available to us as a result of such sale as well as any tax benefits arising from making such payments under the Tax Receivable Agreement.

To the extent this sale occurs, EMC would seek to sell to EM Holdings LLC only that portion of EMC’s interest in B&L Supply such that the taxable income received by EMC from such sale would be offset by EMC’s existing net operating loss carryforwards. If such sale transaction occurs, we expect EMC to use all or a significant portion of its net operating loss carryforwards in that transaction. As a result, the net operating loss carryforwards will not be available to offset EMC’s income in future periods.

The following diagram illustrates our summary organizational structure prior to the completion of the Reorganization and this offering:

Pre-Reorganization Summary Organizational Structure

(1)

Jefferies Capital Partners IV L.P. controls 100% of the voting power of EM II LP through its control of 100% of the voting power of EM II LP’s general partner, Edgen Murray II GP, LLC. Some of the Existing Investors are investors in each of EM II LP and B&L and some are investors in one but not the other.

(2)	Jefferies Capital Partners IV L.P. controls 100% of the voting power of B&L.

The following diagram illustrates our summary organizational structure after completion of the Reorganization and this offering (and before the exercise of any Exchange Rights):

Post-Reorganization Summary Organizational Structure After Giving Effect to the Initial Public Offering

(1)	Jefferies Capital Partners IV L.P. controls 100% of the voting power of EM II LP through its control of 100% of the voting power of EM II LP’s general partner, Edgen Murray II GP, LLC. Some of the Existing Investors are investors in each of EM II LP and B&L and some are investors in one but not the other.
(2)	Jefferies Capital Partners IV L.P. controls 100% of the voting power of B&L.
(3)	The remaining approximately 17% of our Class A common stock will be held by certain Existing Investors in the form of restricted stock received in the Reorganization. If the Exchange Rights were exercised in full upon the completion of this offering, and settled solely for shares of Class A common stock of Edgen Group, (i) approximately 35%, 7%, 29% and 29% of the Class A common stock of Edgen Group would be owned by purchasers in this offering, Existing Investors receiving restricted stock in the Reorganization, EM II LP and B&L, respectively and (ii) no shares of our Class B common stock would remain outstanding. Percentages exclude 4,734,913 shares of our Class A common stock reserved for issuance under our equity incentive plan.
(4)	EDG LLC will own, directly or indirectly, 100% of B&L Supply. Some of this interest may be held by EMC or EM Holdings LLC.

The following diagram illustrates our summary organizational structure after completion of the Reorganization and this offering and assuming the exercise in full of the Exchange Rights by EM II LP and B&L and the settlement of each exchange solely for shares of our Class A common stock.

Post-Reorganization Summary Organizational Structure After Giving Effect to the Exercise in Full of the Exchange Rights and the Settlement of Each Exchange Solely for Shares of Class A Common Stock

(1)	Jefferies Capital Partners IV L.P. controls 100% of the voting power of EM II LP through its control of 100% of the voting power of EM II LP’s general partner, Edgen Murray II GP, LLC. Some of the Existing Investors are investors in each of EM II LP and B&L and some are investors in one but not the other.
(2)	Jefferies Capital Partners IV L.P. controls 100% of the voting power of B&L.
(3)	If the Exchange Rights were exercised in full upon the completion of this offering, and settled solely for shares of Class A common stock of Edgen Group, (i) approximately 35%, 7%, 29% and 29% of the Class A common stock of Edgen Group would be owned by purchasers in this offering stockholders, Existing Investors receiving restricted stock in the Reorganization, EM II LP and B&L, respectively and (ii) no shares of our Class B common stock would remain outstanding. Percentages exclude 4,734,913 shares of our Class A common stock reserved for issuance under our equity incentive plan.

(4)	Following the exchange of all membership units of EDG LLC and shares of Class B common stock of Edgen Group held by EM II LP and B&L, EDG LLC would be wholly owned by Edgen Group.
(5)	EDG LLC will own, directly or indirectly, 100% of B&L Supply. Some of this interest may be held by EMC or EM Holdings LLC.

MANAGEMENT

Directors and Senior Management

The following table sets forth the names, ages and titles, as well as a brief description of the business experience of the members of our board of directors and our executive officers:

Name	Age	Position
Daniel J. O’Leary	56	Chairman, President, Chief Executive Officer and Director
David L. Laxton, III	62	Executive Vice President and Chief Financial Officer
Craig S. Kiefer	57	President—E & I Segment, Edgen Murray
Daniel D. Keaton	43	Senior Vice President and Chief Accounting Officer
Robert F. Dvorak	57	President—OCTG Segment, Bourland & Leverich
Nicholas Daraviras	38	Director
James L. Luikart	66	Director
Edward J. DiPaolo	59	Director
Samir G. Gibara	72	Director Nominee
Cynthia L. Hostetler	49	Director Nominee

Daniel J. O’Leary, Chairman, President, Chief Executive Officer and Director, has been involved in the steel pipe and distribution industries for more than 30 years. He has served as the President and Chief Executive Officer of Edgen Group or our predecessor companies since August 2003, and as a member of the boards of directors of Edgen Group or of those predecessor companies since February 2003. He joined Edgen Corporation as President and Chief Operating Officer in January 2003. Prior to joining Edgen Murray Corporation, Mr. O’Leary served as President and Chief Operating Officer of Stupp Corporation, an independent manufacturer of electric-resistance welded custom steel line pipe, from 1995 to 2002. Prior to joining Stupp Corporation, he was Executive Vice-President and Chief Operating Officer of Maverick Tube Corporation, a pipe manufacturing company. He has also held management and executive positions with Red Man Pipe & Supply Company and Lone Star Steel Company. Mr. O’Leary is a former Vice-Chairman of the Committee on Pipe and Tube Imports and a member of the National Association of Steel Pipe Distributors. Mr. O’Leary is a graduate of the University of Tulsa with a B.S. in Education. The board believes that Mr. O’Leary’s depth of experience in the steel and pipe industry enables him to bring a unique and valuable business and managerial perspective to the Company.

David L. Laxton, III, Executive Vice President and Chief Financial Officer, has more than 20 years of experience in industrial distribution. Mr. Laxton has served as the Executive Vice President and Chief Financial Officer of Edgen Group or of our predecessor companies since joining us in 1996. Prior to joining us, Mr. Laxton served as Chief Financial Officer of a distributor of tube fittings, controls and filtration products from January 1991 to December 1996. Mr. Laxton has also held consulting positions with a big four accounting firm and with an investment banking firm. Mr. Laxton is currently Chairman of American Gateway Bank and is the former president of the Baton Rouge Chapter of the National Association of Purchasing Management. Mr. Laxton received a B.A. in History and an M.S. in Accounting from Louisiana State University.

Craig S. Kiefer, President—E & I Segment, Edgen Murray, has more than 30 years of experience in the industrial distribution sector and manages our global operations. Mr. Kiefer joined Edgen Corporation in April 2002 as the President of Service Industrial Supply Co. He was promoted to President of Edgen Murray Corporation’s Carbon Products Group in March 2003, became Executive Vice President—General Manager, Western Hemisphere in January 2008 and then was promoted to Executive Vice President and Chief Operating Officer of the predecessor company of Edgen Group in June 2011. Upon the completion of this offering, Mr. Kiefer will assume the title of President – E&I Segment, Edgen Murray. Prior to joining us, Mr. Kiefer was President and Chief Executive Officer of Service Industrial Supply Co., which he formed in 1979 and which was acquired by Edgen Corporation in 2002.

Daniel D. Keaton, Senior Vice President and Chief Accounting Officer, has worked in the finance and accounting department at Edgen Group in roles of increasing responsibility for over 15 years. Prior to his current role, he has been Vice President and Chief Financial Officer of Edgen Group’s Western Hemisphere operations since 2008 and was Vice President and Controller of Edgen Murray Corporation, a subsidiary of Edgen Group, from 2004. Mr. Keaton was appointed to his current position in February 2011. Prior to joining Edgen Murray Corporation, Mr. Keaton served as the controller for a heavy equipment manufacturer and also provided audit and advisory services with a big four accounting firm. Mr. Keaton received a B.A. in Accounting from Louisiana State University.

Robert F. Dvorak, President—OCTG Segment, Bourland & Leverich, has been involved in the OCTG industry for over 29 years. From 2002 until August 2010, Mr. Dvorak served as Vice President of Sales & Marketing of B&L Predecessor and became Chief Executive Officer of B&L Predecessor in August 2010. Upon the completion of this offering, Mr. Dvorak will assume the title of President – OCTG Segment, Bourland & Leverich. Prior to joining B&L Predecessor Mr. Dvorak served as Vice President of Sales and Marketing for Red Man Pipe & Supply Company where he was responsible for sales in all phases of the company’s business. Prior to joining Red Man, he was Vice President of Marketing for Bovaird Supply Company. Mr. Dvorak began his career in sales with Republic Supply in 1981 where became Dallas Area Manager. He is a member of the Independent Petroleum Association of America and the Colorado Oil and Gas Association. Mr. Dvorak is a graduate of New Mexico State University with a B.S. in Education.

Nicholas Daraviras, Director, has served on the board of directors of Edgen Group or of our predecessor companies since February 2005. Mr. Daraviras is a Managing Director of JCP. He joined JCP in 1996. Mr. Daraviras also serves as a director of The Sheridan Group, Inc. and Carrols Restaurant Group, Inc. Mr. Daraviras received his B.S. and an M.B.A. from The Wharton School of the University of Pennsylvania. The board believes that Mr. Daraviras’ financial expertise and experience advising portfolio companies of JCP enable him to assist the board and the Company in effectively pursuing financing and acquisition opportunities.

James L. Luikart, Director, has served on the board of directors of Edgen Group or of our predecessor companies since February 2005. Mr. Luikart is Executive Vice President of the general partner of Fund IV and one of the managing members of JCP. Mr. Luikart joined JCP in 1995 after spending more than 20 years with Citicorp, of which the last seven years were as Vice President of Citicorp Venture Capital, Limited. Mr. Luikart also serves as a director of The Sheridan Group, Inc. Mr. Luikart received a B.A. in History, magna cum laude from Yale University and an M.I.A. from Columbia University. The board believes that Mr. Luikart’s extensive experience in the financial services industry, together with his background in advising portfolio companies of JCP, brings to the company and the board valuable insight, especially in the areas of financing and acquisition opportunities.

Edward J. DiPaolo, Director, has served on the board of directors of Edgen Group or of our predecessor companies since February 2005. Mr. DiPaolo has more than 25 years of experience in energy services through his employment with Halliburton Energy Services where he held several positions including Group Senior Vice President of Global Business Development and Senior Vice President of Global Business Development. In 2002, Mr. DiPaolo retired from Halliburton Energy Services. Since August of 2003, Mr. DiPaolo has provided consulting services to Growth Capital Partners, L.P., a company engaged in investments and merchant banking. Mr. DiPaolo currently serves as Chairman and Chief Executive Officer at Inwell, Inc. and as a director of Evolution Petroleum Corporation and Willbros Group Inc. Mr. DiPaolo previously served as a director of Boots & Coots International Well Control, Inc., Superior Well Services, Inc. and Innicor Subsurface Technologies, Inc. Mr. DiPaolo received a B.S. in Agricultural Engineering from West Virginia University. The board believes that Mr. DiPaolo’s many years of experience in the energy industry, together with his background in finance, provide him with extensive knowledge of the Company’s industry.

Samir G. Gibara, Director Nominee, is a nominee for a director position with Edgen Group. Mr. Gibara served as Chairman of the Board and Chief Executive Officer of The Goodyear Tire & Rubber Company from 1996 to his retirement in 2002 and remained as non-executive chairman until June 30, 2003. Mr. Gibara is a graduate of Cairo University and holds a M.B.A. from Harvard University. Mr. Gibara also attended the Kellogg Graduate School of Management at Northwestern University. He served on the boards of directors of Goodyear from 1996 until 2003, Dana Corporation from 2004 until 2008 and International Paper Company from 1999 until 2011, where he was a member of its Audit and Compensation Committees. Mr. Gibara served on the Dean’s Board of Advisors at the Harvard Business School from April 2007 until April 2011 and is a member of the Investment Committee of the University of Akron Foundation. The board believes Mr. Gibara brings extensive business, financial and management expertise to Edgen Group from his background as Chief Executive Officer of Goodyear, as well as from serving as a director with several other large companies.

Cynthia L. Hostetler, Director Nominee, is a nominee for a director position with Edgen Group. Ms. Hostetler has served as an independent trustee of the Artio Global Investment Funds since 2011 and as an independent director of Artio Global Equity Fund Inc. since 2010. From 2001 until 2009 Ms. Hostetler served as the Head of Private Equity and Vice President of Investment Funds at the Overseas Private Investment Corporation. Until 2006, Ms. Hostetler was the President and a member of the Board of Directors of First Manhattan Bancorporation. Ms. Hostetler began her professional career as an attorney in the corporate/banking department of the law firm Simpson Thacher & Bartlett, and received a Bachelor of Arts degree from Southern Methodist University and her law degree from The University of Virginia School of Law. The board believes Ms. Hostetler brings to Edgen Group a deep understanding of both financial and managerial matters.

Composition of our Board of Directors

Since the formation of Edgen Group in December 2011, the board of directors has taken action solely by written consent and has not held any meetings. Prior to the completion of this offering, we intend to appoint Mr. Samir G. Gibara and Ms. Cynthia L. Hostetler to our board of directors and they have consented to so serve. Our directors are elected at annual general meetings of our stockholders and serve until their successors are elected or appointed, unless their office is earlier vacated. Our amended and restated certificate of incorporation provides that our board of directors will consist of such number of directors as our board of directors, by resolution, may from time to time determine, provided that, at all times there shall be no fewer than three directors and no greater than eleven directors. Upon completion of this offering, our board will be divided into three classes, as described below, with each director serving a three-year term and one class being elected at each year’s annual general meeting. Messrs. O’Leary and DiPaolo will serve initially as Class I directors, (with a term expiring in 2013). Mr. Gibara and Ms. Hostetler will serve initially as Class II directors (with a term expiring in 2014). Messrs. Luikart and Daraviras will serve initially as Class III directors (with a term expiring in 2015).

We intend to avail ourselves of the “controlled company” exception under the NYSE listing rules, and, as a result, we will not be required to maintain a board of directors consisting of a majority of independent directors; maintain a nominating and corporate governance committee composed solely of independent directors; or maintain a compensation committee composed solely of independent directors. The controlled company exception does not modify the independence requirements for the audit committee, discussed below.

Pursuant to the investors and registration rights agreement, that we intend to enter into prior to the completion of this offering, we intend to grant to each of EM II LP and B&L certain board observer rights. See “Certain Relationships and Related Person Transactions—Investors and Registration Rights Agreement.”

Committees of the Board of Directors

Currently, we do not have a standing audit committee, compensation committee or corporate governance and nominating committee. We anticipate that, prior to the completion of this offering, our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee. No later than twelve months following this offering, all of the members of the audit committee will be required to meet SEC and NYSE independence requirements.

Audit committee

Our audit committee will be responsible for overseeing our financial reporting processes on behalf of our board of directors. Following this offering, Messrs. Gibara and DiPaolo and Ms. Hostetler will serve on our audit committee, and Mr. Gibara will serve as the chairman. We have assessed that all members of our audit committee meet the SEC and NYSE requirements for independence of an audit committee member and that Mr. Gibara qualifies as an “audit committee financial expert” under SEC rules. Our independent registered public accounting firm will report directly to our audit committee. Specific responsibilities of our audit committee will include, among other things:

■

evaluating the performance, and assessing the qualifications, of our independent registered public accounting firm and recommending to our board of directors the appointment of, and compensation for, our independent registered public accounting firm for the purpose of preparing or issuing a registered public accounting firm report or performing other audit, review or attest services;

■

subject to the appointment of our independent registered public accounting firm by our stockholders, determining and approving the engagement of, and compensation to be paid to, our independent registered public accounting firm;

■

determining and approving the engagement, prior to the commencement of such engagement, of, and compensation for, our independent registered public accounting firm to perform any proposed permissible non-audit services;

■

reviewing our financial statements and management’s discussion and analysis of financial condition and results of operations and recommending to our board of directors whether or not such financial statements and management’s discussion and analysis of financial condition and results of operations should be approved by our board of directors;

■	conferring with our independent registered public accounting firm and with our management regarding the scope, adequacy and effectiveness of internal control over financial reporting in effect;

■

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

■	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics;

■

reviewing and discussing with our management and independent registered public accounting firm, as appropriate, our guidelines and policies with respect to risk assessment and risk management, including our major financial risk exposures and investment and hedging policies and the steps taken by our management to monitor and control these exposures; and

■	reviewing our compliance with environmental, health and safety and other laws and regulations that may have an impact on our financial results.

Compensation committee

Following this offering, Messrs. Luikart, Daraviras and DiPaolo will serve on our compensation committee, and

Mr. DiPaolo will serve as the chairman. Specific responsibilities of our compensation committee will include, among other things:

■	reviewing and making recommendations to our board of directors with respect to our senior management in relation to their:

■	annual base salary;

■	annual incentive bonus, including specific performance goals therefor and amount thereof;

■	equity compensation;

■	employment agreements, severance arrangements and change in control agreements/provisions; and

■	other benefits, compensations, compensation policies or arrangements;

■	reviewing and making recommendations to our board of directors regarding general compensation goals and guidelines for employees and the criteria by which bonuses to employees are determined;

■	overseeing management succession planning;

■	preparing any report on compensation to be included in our periodic filings or proxy statement; and

■

acting as administrator of our amended equity incentive plan and determining its use, from time to time, as a form of incentive compensation for those entitled to receive grants of stock options and other benefits under that plan.

Corporate governance and nominating committee

Following this offering, Messrs. Daraviras, DiPaolo and Gibara and Ms. Hostetler will serve on our corporate governance and nominating committee, and Mr. DiPaolo will serve as the chairman. Specific responsibilities of our corporate governance and nominating committee will include, among other things:

■	reviewing board structure, composition and practices, and making recommendations on these matters to our board of directors;

■	reviewing, soliciting and making recommendations to our board of directors and stockholders with respect to candidates for election to the board of directors;

■	overseeing our board of directors’ performance and self-evaluation process;

■	reviewing the compensation payable to board and committee members and providing recommendations to our board of directors in regard thereto; and

■	developing and reviewing a set of corporate governance principles for our company.

We anticipate that the corporate governance and nominating committee will adopt a policy of considering director nominees recommended by stockholders who timely submit such recommendations and other required information in accordance with requirements set forth in our bylaws.

Role of the Board in Risk Oversight

Our audit committee will be primarily responsible for overseeing our risk management processes on behalf of the board of directors. Going forward, we expect that the audit committee will receive reports from management at least quarterly regarding our assessment of risks. In addition, the audit committee will report regularly to the board of directors, which will also consider our risk profile. The audit committee and the board of directors will focus on the most significant risks we face and our general risk management strategies. While our board of directors will oversee our risk management, company management will be responsible for day-to-day risk management processes. Our board of directors expects company management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and the board of directors. We believe this division of responsibilities will be the most effective approach for addressing the risks we face and that our board leadership structure, which also emphasizes the independence of the board in its oversight of our business and affairs will support this approach.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or CD&A, provides an overview of our executive compensation program and a description of the material factors underlying the decisions which resulted in the 2011 compensation of our Chief Executive Officer (CEO), Chief Financial Officer (CFO) and two other individuals, namely, Mr. Craig Kiefer and Mr. Daniel Keaton, who were serving as our executive officers at the end of 2011 (collectively, the “named executive officers”) as presented on the tables which follow this CD&A. As of September 12, 2011, Mr. Michael Craig, who served as the managing director of our Eastern Hemisphere segment, is no longer employed by the Company.

The objective of our executive compensation program is to attract, retain and motivate talented and experienced executive officers who will provide strong leadership to the Company. We have entered into employment contracts with each of our named executive officers. In addition to the compensation elements listed above and described below, these contracts generally provide for post-employment severance payments and other benefits in the event of employment termination under certain circumstances.

Compensation process

Historically, as a private company, we have not had a formal compensation committee. Rather, Messrs. Daraviras, Luikart and DiPaolo (for purposes of this section, the Committee) have overseen the design and implementation of our compensation program for named executive officers and were charged with setting total compensation for all named executive officers including base salaries, incentive compensation and benefits at levels designed to meet the objectives of our executive compensation program.

The members of the Committee have significant experience with evaluating and setting compensation arrangements for executives. Accordingly, the Committee historically has not utilized a formal benchmarking process or the services of a compensation consultant to set the compensation levels of the named executive officers.

Prior to the closing of this offering, we anticipate that our board of directors will formally establish a compensation committee to consist of at least three directors and will adopt a formal charter for our compensation committee. See “Management—Committees of the Board of Directors—Compensation committee.”

Role of Chief Executive Officer in compensation decisions

Our Chief Executive Officer recommends levels of compensation for the other named executive officers. However, the Committee makes the final determination regarding the compensation of all named executive officers. Compensation for the Chief Executive Officer is determined by the Committee and generally reassessed on an annual basis.

Elements of compensation

Base salary. Base salaries are provided to our named executive officers to compensate them for services rendered during the year. Base salaries of our named executive officers are established upon hire, based on the executive’s compensation history, prior compensation levels for the position, available market data and our hiring needs. Base salaries are reviewed on an annual basis and increases, if any, are determined based on a combination of factors, including the executive’s experience level, job responsibility, salary levels for other executives and the individual’s efforts in achieving business results.

Salaries for 2011 were established for our named executive officers at $446,250 for Mr. O’Leary, $325,000 for Mr. Laxton, $285,000, which was subsequently adjusted to $345,000 in June, for Mr. Kiefer, $230,000 for Mr. Keaton and $233,955 for Mr. Craig.

Annual performance-based cash bonus. We maintain an Annual Performance-Based Cash Bonus Plan, or the Cash Bonus Plan, for eligible employees, including named executive officers, in order to motivate such employees to achieve designated annual financial targets. We believe the Cash Bonus Plan is an essential component of our executive compensation program because it assists us in attracting, motivating and retaining qualified executives by providing additional earning opportunities based on the named executive’s contributions to our financial success through the achievement of targeted EBITDA and working capital thresholds. We define EBITDA as net income (loss) from continuing operations before net interest expense, income taxes, and depreciation and amortization.

On an annual basis, our CEO and CFO make recommendations to the Committee on the targeted EBITDA and working capital thresholds based on current market conditions and potential strategic initiatives, taking into account how the annual EBITDA target will contribute to our long-term performance goals. Dependent upon the named executive officer’s scope of authority, the EBITDA target and working capital thresholds may be set at a Company, division or other business unit level. The Committee has final approval of the EBITDA target and working capital thresholds. In addition, the Committee has discretion to adjust awards or the computation of the EBITDA target and working capital thresholds based on factors outside of the control of individual participants if considered appropriate by the Committee.

We determine the annual EBITDA target performance level through a budgeting process that involves the evaluation of current and anticipated market trends related to customers and vendors, and an evaluation of general company expenses in support of business objectives for the relevant performance year. We believe that our EBITDA targets are moderately difficult to achieve. The Committee attempts to set our EBITDA targets so that the relative difficulty of achieving the targets is consistent among the named executive officers in any one year and from year to year. However, as was the case for 2010, in 2011, due to uncertain market conditions stemming from the global economic recession, the CEO, CFO and the Committee determined that bonuses would not be granted under the Cash Bonus Plan and that EBITDA targets for 2011 would not be set and that any discretionary bonus would be determined by the Board. For 2011 and 2010, the named executive officers agreed to waive their participation in the Cash Bonus Plan, although such participation is provided for in their individual employment agreements as disclosed in “Employment agreements and potential payments upon termination or change of control.”

Equity-based incentive compensation

Our predecessor established the Edgen Murray II, L.P. Incentive Plan, or the Incentive Plan, in 2007 to attract and retain employees, including named executive officers, by offering them a greater stake in our success in order for the employees to build a closer identity with us and to encourage ownership of our common units by such employees and directors. The Incentive Plan provides for the award of restricted common units that may be subject to time and/or performance based vesting. Our predecessor’s general partner in its sole discretion determines the number of restricted common units to award to any of the named executive officers, and the terms and conditions of such awards. There have been no awards granted to named executive officers under this plan since 2007.

In 2007, we established the Edgen Murray II, L.P. Option Plan, or the Option Plan, to attract employees, including named executive officers, to retain and to increase their efforts to make our business more successful and to enhance our value.

The Option Plan provides for the award of options to purchase common units at no less than their fair market value as of the date the options are granted. The options are to have a 10-year term and are subject to such other terms and conditions, including vesting, as the general partner of EM II LP may determine.

No awards were granted to named executive officers in 2011, 2010 or 2009.

Vesting of restricted units and unit options under our equity-based plans may be accelerated in the case of certain events, such as a change in control or an approved sale of our company or our subsidiaries. Such accelerated vesting is described more fully in the section below entitled “Potential payments upon termination or change in control.”

In connection with the Reorganization, we expect that all outstanding options to purchase units of EM II LP and B&L will be exchanged contemporaneously with the completion of this offering for options to purchase our Class A common stock of approximately equivalent value. In addition, we expect that all restricted units of EM II LP and B&L will be exchanged contemporaneously with the completion of this offering, for restricted shares of our Class A common stock with substantially the same terms.

Perquisites

Perquisites for our named executive officers include auto allowances, supplemental health care payments, life insurance premiums, tax preparation reimbursement, cell phone, and overseas housing and commuting allowances, if applicable. Generally, all named executive officers receive similar perquisites; however, the exact perquisites are dependent upon specific circumstances and employment practices throughout the world. These perquisites help to provide competitive total compensation packages to the named executive officers, and we believe compare favorably with the perquisites provided by other employers in our industry who have officers with similar responsibilities.

General employee benefits

Health and welfare plans. We have established employee benefit plans for all employees, including medical, dental, group life, disability and accidental death and dismemberment insurance, to provide a competitive overall benefits package to attract and retain employees at all levels. Named executive officers are generally eligible to participate in such plans on the same basis as other employees.

Retirement plans. We have established several retirement plans, including the Edgen Corporation 401(k) Plan, or the 401(k) Plan. U.S. named executive officers participate in the 401(k) Plan on the same basis as other employees. The 401(k) Plan is tax-qualified and eligible employees may accumulate savings for retirement on a pre-tax basis. We make matching contributions to the 401(k) Plan on behalf of each employee of 50% of the employee’s contributions, up to a maximum of 6% of the employee’s eligible compensation. In addition, we may, from time to time, make discretionary profit sharing contributions, the amount of which is determined by us in our sole discretion. Company contributions to the 401(k) Plan vest 25% after the second year of employment, 50% after the third year of employment, 75% after the fourth year of employment and 100% after the fifth year of employment. We also maintain a defined contribution pension plan for the benefit of certain employees in the U.K., in which Mr. Craig participated.

Executive time off. Our named executive officers receive a guaranteed amount of paid time off, or PTO, pursuant to employment agreements which generally provide for four weeks of PTO. Our named executive officers are expected to manage personal time off in a manner that does not impact performance or achievement of goals. Under our PTO benefit program, upon a termination of employment, employees (including the named executive officers) are not entitled to payment of any unused portion of PTO.

Compensation committee report

Messrs. Daraviras, Luikart and DiPaolo perform the functions of a compensation committee for our company and have reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, Messrs. Daraviras, Luikart and DiPaolo recommended to the board of directors that the Compensation Discussion and Analysis be included in the registration statement of which this prospectus forms a part.

Nicholas Daraviras

James L. Luikart

Edward J. DiPaolo

Summary compensation table

The following table sets forth certain information with respect to compensation earned for the years ended December 31, 2011, 2010 and 2009 by the named executive officers.

Name and principal positions	Year	Salary	Non-equity Incentive plan compensation	All other compensation (2)	Total
Daniel J. O’Leary Chairman, President and Chief Executive Officer	2011	$428,101	$—	$43,245	$471,346
	2010	312,375	—	1,477,270	1,789,645
	2009	379,313	—	30,723	410,036
David L. Laxton, III Executive Vice President and Chief Financial Officer	2011	314,250	—	38,911	353,161
	2010	227,500	—	552,973	780,473
	2009	276,250	—	30,110	306,360
Craig S. Kiefer Executive Vice President and Chief Operating Officer	2011	315,116	—	31,208	346,324
	2010	256,500	—	213,343	469,843
	2009	285,000	—	25,704	310,704
Daniel D. Keaton Senior Vice President and Chief Accounting Officer	2011	219,231	—	17,513	236,744
Michael F.A. Craig(1) Executive Vice President—Managing Director, Eastern Hemisphere	2011	233,955	—	731,086	965,041
	2010	300,700	—	211,657	512,357
	2009	275,237	—	197,308	472,545

(1)	Mr. Craig’s salary compensation is denominated in U.K. pounds. Accordingly, salary compensation for Mr. Craig has been converted from U.K. pounds into U.S. dollars at the December 31, 2011, 2010 and 2009 average annual exchange rates of 1.00 U.K. pound = 1.60 U.S. dollars, 1.00 U.K. pound = 1.54 U.S. dollars, 1.00 U.K. pound = 1.57 U.S. dollars, respectively.
(2)	The amounts in this column represent the dollar value of certain perquisites and other compensation paid to, or on behalf of, the named executive officer and his beneficiaries, as follows:

Name	Year	Insurance premiums (a)	Automobile allowance	Supplemental health care payment(b)	Retirement plan contribution	Club membership	All other compensation	Total
Daniel J. O’Leary	2011	$13,066	$14,400	$—	$7,350	$7,385	$1,044	$43,245
David L. Laxton, III	2011	11,752	14,400	—	6,622	4,987	1,150	38,911
Craig S. Kiefer	2011	9,458	14,400	—	7,350	—	—	31,208
Daniel D. Keaton	2011	10,936	—	—	6,577	—	—	17,513
Michael F.A. Craig(c)	2011	—	—	—	28,766	—	702,320	731,086

(a)	Represents company-paid premiums for the medical, life, long-term disability and other insurance plans maintained by us for the executive’s benefit.
(b)	Supplemental health care payments are paid in lump sum and are intended to supplement out of pocket health care costs, such as annual physicals for our U.S. named executive officers.
(c)	Mr. Craig is a U.K. national residing and working overseas in Singapore and is provided certain expatriate support including assistance with housing, commuting and other expenses associated with living abroad. In connection with the termination of Mr. Craig on September 12, 2011, Mr. Craig received certain severance benefits as defined in the Severance Agreement and Release, the costs of which are included in all other compensation in 2011.

Grants of plan-based awards

During 2011, there were no annual performance bonuses under our Cash Bonus Plan, restricted common units under our Incentive Plan and options under our Option Plan awarded to our named executive officers.

Outstanding equity awards at year-end

The following table shows the number of total units consisting of outstanding options and unvested restricted common units held by our named executive officers on December 31, 2011. These outstanding equity awards have been granted to our named executive officers under our Option Plan and under our Incentive Plan, respectively.

	OPTION AWARDS					UNIT AWARDS
	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options	Option exercise price	Option expiration date	Number of units that have not vested	Market value of units that have not vested(1)	Equity Incentive plan awards: number of unearned units or other rights that have not vested	Equity Incentive plan awards: market or payout value of unearned units or other rights that have not vested
Daniel J. O’Leary (2)	800	200	—	$1,000	10/1/2017	—	$—	—	$—
David L. Laxton, III (3)	400	100	—	1,000	10/1/2017	—	—	—	—
Craig S. Kiefer (4)	230	170	—	1,000	7/1/2020	—	—	—	—
Daniel D. Keaton (5)	200	50	—	1,000	10/1/2017	—	—	—	—

(1)	The Company’s equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,360 per unit. The per unit market value of $1,360 reflects the fair value of units determined by management of the Company at December 31, 2011.
(2)	Represents grant to Mr. O’Leary of 1,000 options under the Option Plan on October 1, 2007, which vest in equal annual installments on October 1 of each year.
(3)	Represents grant to Mr. Laxton of 500 options under the Option Plan on October 1, 2007, which vest in equal annual installments on October 1 of each year.

(4)	Represents grant to Mr. Kiefer of 250 options under the Option Plan on October 1, 2007, which vest in equal annual installments on October 1 of each year and 150 options under the Option Plan on July 1, 2010, which vest in equal annual installments on July 1 of each year.
(5)	Represents grant to Mr. Keaton of 250 options under the Option Plan on October 1, 2007, which vest in equal annual installments on October 1 of each year.

Option exercises and units vested

The following table shows the number of common units acquired and the actual value received during 2011 by our named executive officers upon the exercise of units options or the vesting of restricted unit awards.

	OPTION AWARDS		UNIT AWARDS
Name	Number of units acquired on exercise	Value realized on exercise	Number of units acquired on vesting	Value realized on vesting (1)
Daniel J. O’Leary	—	$—	—	$—
David L. Laxton, III	—	—	—	—
Craig S. Kiefer	—	—	—	—
Daniel D. Keaton	—	—	—	—
Michael F. A. Craig	—	—	291	395,393

(1)

Our equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,360 per unit, the fair value of units determined by our management at December 31, 2011.

Employment agreements and potential payments upon termination or change of control

Each of our named executive officers (other than Mr. Craig) is party to an employment agreement with us or one of our subsidiaries that provides for base salary, bonus opportunity and additional compensation. In addition, each named executive officer who has received a grant under the Incentive Plan and Option Plan is party to award agreements. The material terms of these agreements are described below with respect to each named executive officer, including the potential amounts payable to each named executive officer upon termination of his employment under various circumstances. For Messrs. O’Leary and Laxton the summaries below relate to the employment agreements we expect each of them to enter into upon the completion of this offering. The potential payments described below are estimated based on the assumption that such termination of employment occurred on December 31, 2011. Actual payments, if any, may be more or less than the amounts described below. The compensation committee believes that these employment agreements provide an incentive to the named executive officers to remain with the Company and serve to align the interests of the named executive officers with our interests, including in the event of a potential acquisition of our company.

Daniel J. O’Leary. Mr. O’Leary’s employment agreement with EDG LLC, which will be effective upon the completion of this offering, entitles him to a base salary of $500,000 per year subject to increase by the Board in its discretion. In addition to base salary, Mr. O’Leary is entitled to earn an annual bonus under the Edgen Group Inc. Performance Bonus Plan, described below, that is determined as a percentage of his base salary based on the achievement of certain individual or company performance criteria (as determined by the compensation committee) established for each fiscal year. The target annual bonus is 100% of base salary. The terms of the Edgen Group Inc. Performance Bonus Plan are described in more depth below under the caption “Summary of the Edgen Group Inc. Performance Bonus Plan.”

Mr. O’Leary’s employment agreement also provides for a supplemental payment of $15,000 per year for miscellaneous expenses not directly reimbursed by us including, but not limited to, annual physical exams, and an allowance of up to $3,000 per year for tax and financial preparation and planning. Finally, Mr. O’Leary’s employment agreement provides that we will pay the premiums on a term life insurance policy valued at $1,000,000 for the benefit of Mr. O’Leary’s beneficiaries, and an automobile allowance of $1,600 per month.

In addition to the payment of accrued, but unpaid, annual bonus and base salary, if Mr. O’Leary’s employment with us is terminated, for certain reasons described below, he may be entitled to severance payments. Mr. O’Leary’s right to any severance payments described below is conditioned upon his continued compliance with the non-competition and non-solicitation provisions of his employment agreement, which prevent him from competing with us and our affiliates’ and subsidiaries’ business and from soliciting customers, suppliers, and employees away from us and our affiliates and subsidiaries for a period of twelve months following termination of employment. Accordingly, if Mr. O’Leary breaches those provisions of his employment agreement during any period in which he is entitled to severance payments, we are entitled to terminate further severance payments and seek to enforce the non-competition and non-solicitation provisions.

If Mr. O’Leary’s employment is terminated due to disability, his employment agreement provides that he will be paid his current annual salary over the twelve months following the termination date and a pro-rated bonus for the year of termination.

If Mr. O’Leary’s employment with us terminates due to death, Mr. O’Leary’s beneficiaries will be entitled to the proceeds of a life insurance policy on the life of Mr. O’Leary in the amount of $1,000,000. In the event that payment of the proceeds is refused, we will commence payment to Mr. O’Leary’s beneficiaries of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

If Mr. O’Leary’s employment is terminated by us without cause or by Mr. O’Leary for good reason, then, subject to Mr. O’Leary executing and not revoking a release of claims, Mr. O’Leary is entitled to (i) continued payment of base salary for the greater of eighteen months or the remainder of the employment term (the “Severance Period”); and (ii) an amount equal to the target annual bonus for the year in which termination of employment occurs multiplied by 1.5 (payable in equal installments over the Severance Period), reimbursement of COBRA premiums during the Severance Period and full vesting of all equity-based awards.

If Mr. O’Leary’s employment is terminated by us in conjunction with a change in control (defined as a termination by us upon the occurrence of a change of control or within 180 days thereafter), then, subject to Mr. O’Leary executing and not revoking a release of claims, Mr. O’Leary is entitled to a lump sum payment equal to (i) two times his annual base salary, and (ii) an amount equal to the target annual bonus for the year in which termination of employment occurs multiplied by 1.5, reimbursement of COBRA premiums for 18 months, and full vesting of all equity-based awards.

If Mr. O’Leary voluntarily resigns in conjunction with a change in control, then, subject to Mr. O’Leary executing and not revoking a release of claims, Mr. O’Leary is entitled to full vesting of all equity-based awards.

If Mr. O’Leary retires (defined as any termination after attaining age 64), then, subject to Mr. O’Leary executing and not revoking a release of claims, Mr. O’Leary is entitled to full vesting of all equity-based awards.

If we elect not to renew the employment term, then, subject to Mr. O’Leary executing and not revoking a release of claims, Mr. O’Leary is entitled to full vesting of all equity-based awards.

Assuming Mr. O’Leary’s employment was terminated under each of these circumstances on December 31, 2011, such payments and benefits have an estimated value of:

	SALARY CONTINUATION		SEVERANCE BONUS		MEDICAL INSURANCE PREMIUM REIMBURSEMENT	VALUE OF ACCELERATED EQUITY AND PERFORMANCE AWARDS
Death (1)	$500,000		$—		$—	$—
Disability	500,000		—		—	—
Without Cause or for Good Reason	1,500,000	(2)	750,000	(2)	15,156	3,539,147	(3)
Termination By Us in Conjunction with a Change of Control	1,000,000	(4)	750,000	(4)	15,156	3,539,147	(3)
Resignation in Conjunction with a Change of Control	—		—		—	3,539,147	(3)
Retirement	—		—		—	3,539,147	(3)
Non-Renewal By Us	—		—		—	3,539,147	(3)

(1)

This amount is only payable in the event that payment of the proceeds of a $1,000,000 life insurance policy is refused. In such event, we will commence payment to Mr. O’Leary’s beneficiaries of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

(2)

Although Mr. O’Leary’s three year term of employment does not commence until the closing of the initial public offering, this amount assumes that Mr. O’Leary commenced employment, and was terminated without Cause or terminated for Good Reason, on December 31, 2011.

(3)

Based upon a value of $15.00 per share of our Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus. In connection with the Reorganization, Mr. O’Leary is expected to be granted 527,832 restricted shares of our Class A common stock and options to acquire 332,370 shares of our Class A common stock in exchange for the restricted common partnership units of EM II LP, options to acquire limited partnership units of EM II LP and restricted common units of B&L currently held by Mr. O’Leary. See “The Reorganization.”

(4)

Although Mr. O’Leary’s three year term of employment does not commence until the completion of this offering, this amount assumes that Mr. O’Leary commenced employment and was terminated in conjunction with a change of control on December 31, 2011.

David L. Laxton, III. Mr. Laxton’s employment agreement with EDG LLC, which will be effective upon the completion of this offering, entitles him to a base salary of $350,000 per year subject to increase by the Board in its discretion. In addition to base salary, Mr. Laxton is entitled to earn an annual bonus under the Edgen Group Inc. Performance Bonus Plan, described below, that is determined as a percentage of his base salary based on the achievement of certain individual or company performance criteria (as determined by the compensation committee) established for each fiscal year. The target annual bonus is 100% of base salary. The terms of the Edgen Group Inc. Performance Bonus Plan are described in more depth below under the caption “Summary of the Edgen Group Inc. Performance Bonus Plan.”

Mr. Laxton’s employment agreement also provides for a supplemental payment of $15,000 per year for miscellaneous expenses not directly reimbursed by us including, but not limited to, annual physical exams, and an allowance of up to $3,000 per year for tax and financial preparation and planning. Finally, Mr. Laxton’s employment agreement provides that we will pay the premiums on a term life insurance policy valued at $1,000,000 for the benefit of Mr. Laxton’s beneficiaries, and an automobile allowance of $1,500 per month.

In addition to the payment of accrued, but unpaid, annual bonus and base salary, if Mr. Laxton’s employment with us is terminated, for certain reasons described below, he may be entitled to severance payments. Mr. Laxton’s right to any severance payments described below is conditioned upon his continued compliance with the non-competition and non-solicitation provisions of his employment agreement, which prevent him from competing with us and our affiliates’ and subsidiaries’ business and from soliciting customers, suppliers, and employees away from us and our affiliates and subsidiaries for a period of twelve months following termination of employment. Accordingly, if Mr. Laxton breaches those provisions of his employment agreement during any period in which he is entitled to severance payments, we are entitled to terminate further severance payments and seek to enforce the non-competition and non-solicitation provisions.

If Mr. Laxton’s employment is terminated due to disability, his employment agreement provides that he will be paid his current annual salary over the twelve months following the termination date and a pro-rated bonus for the year of termination.

If Mr. Laxton’s employment with us terminates due to death, Mr. Laxton’s beneficiaries will be entitled to the proceeds of a life insurance policy on the life of Mr. Laxton in the amount of $1,000,000. In the event that payment of the proceeds is refused, we will commence payment to Mr. Laxton’s beneficiaries of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

If Mr. Laxton’s employment is terminated by us without cause or by Mr. Laxton for good reason, then, subject to Mr. Laxton executing and not revoking a release of claims, Mr. Laxton is entitled to (i) continued payment of base salary for the greater of eighteen months or the remainder of the employment term (the “Severance Period”), (ii) an amount equal to the target annual bonus for the year in which termination of employment occurs multiplied by 1.5 (payable in equal installments over the Severance Period), reimbursement of COBRA premiums during the Severance Period, and full vesting of all equity-based awards.

If Mr. Laxton’s employment is terminated by us in conjunction with a change in control (defined as a termination by us upon the occurrence of a change of control or within 180 days thereafter), then, subject to Mr. Laxton executing and not revoking a release of claims, Mr. Laxton is entitled to a lump sum payment equal to (i) two times his annual base salary; and (ii) an amount equal to the target annual bonus for the year in which termination of employment occurs multiplied by 1.5, reimbursement of COBRA premiums for 18 months and full vesting of all equity-based awards.

If Mr. Laxton voluntarily resigns in conjunction with a change in control, then, subject to Mr. Laxton executing and not revoking a release of claims, Mr. Laxton is entitled to full vesting of all equity-based awards.

If Mr. Laxton retires (defined as any termination after attaining age 64), then, subject to Mr. Laxton executing and not revoking a release of claims, Mr. Laxton is entitled to full vesting of all equity-based awards.

If we elect not to renew the employment term, then, subject to Mr. Laxton executing and not revoking a release of claims, Mr. Laxton is entitled to full vesting of all equity-based awards.

Assuming Mr. Laxton’s employment was terminated under each of these circumstances on December 31, 2011, such payments and benefits have an estimated value of:

	SALARY CONTINUATION		SEVERANCE BONUS		MEDICAL INSURANCE PREMIUM REIMBURSEMENT	VALUE OF ACCELERATED EQUITY AND PERFORMANCE AWARDS
Death (1)	$350,000		$—		$—	$—
Disability	350,000		—		—	—
Without Cause or for Good Reason	700,000	(2)	525,000	(2)	17,532	1,265,452	(3)
Termination By Us in Conjunction with a Change of Control	700,000	(4)	525,000	(4)	17,532	1,265,452	(3)
Resignation in Conjunction with a Change of Control	—		—		—	1,265,452	(3)
Retirement	—		—		—	1,265,452	(3)
Non-Renewal By Us	—		—		—	1,265,452	(3)

(1)

This amount is only payable in the event that payment of the proceeds of a $1,000,000 life insurance policy is refused. In such event, we will commence payment to Mr. Laxton’s beneficiaries of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

(2)

Although Mr. Laxton’s two year term of employment does not commence until the closing of the initial public offering, this amount assumes that Mr. Laxton commenced employment, and was terminated without Cause or terminated for Good Reason, on December 31, 2011.

(3)

Based upon a value of $15.00 per share of our Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus. In connection with the Reorganization, Mr. Laxton is expected to be granted 300,111 restricted shares of our Class A common stock and options to acquire 33,562 shares of our Class A common stock in exchange for the restricted common partnership units of EM II LP, options to acquire common partnership units of EM II LP and restricted membership units of B&L currently held by Mr. Laxton. See “The Reorganization.”

(4)

Although Mr. Laxton’s two year term of employment does not commence until the completion of this offering, this amount assumes that Mr. Laxton commenced employment and was terminated in conjunction with a change of control on December 31, 2011.

Craig S. Kiefer. Mr. Kiefer’s employment agreement with EMC, effective July 28, 2010 and amended January 24, 2011, entitles him to a base salary of $285,000 per year, to be reviewed for increase no less than annually by the Compensation Committee. In addition to base salary, Mr. Kiefer is entitled to earn an annual bonus under the EMC bonus plan currently in effect, that is determined as a percentage of his base salary and based strictly on the terms of the bonus plan. Mr. Kiefer is entitled to an annual bonus in the amount of 100% of his base salary.

Under Mr. Kiefer’s employment agreement, EMC provides an automobile allowance of $1,200 per month, health, dental and life insurance consistent with the general company policy, 401(k) plan benefits consistent with the general company policy, a company-provided cell phone and service and vacation policy consistent with our general company policy.

In addition to the payment of accrued, but unpaid, annual bonus and base salary, if Mr. Kiefer’s employment with us is terminated, for certain reasons described below, upon signing a release of claims with us he may be entitled to severance payments. Mr. Kiefer’s right to any severance payments described below is also conditioned upon his continued compliance with the non-competition and non-solicitation provisions of his employment agreement, which prevent him from competing with our business and that of our affiliates and subsidiaries and from soliciting customers, suppliers and employees away from us and our affiliates and subsidiaries for a period of twenty-four months following termination of employment. Accordingly, if Mr. Kiefer breaches those provisions of his employment agreement during any period in which he is entitled to severance payments, Mr. Kiefer is obligated to repay us, in cash, the total amount of severance payments made and we will have no further obligations to make additional severance payments.

If Mr. Kiefer’s employment is terminated due to disability, his employment agreement provides that he will be paid his base salary over the twelve months following the termination date and a pro-rated bonus for the year of termination. If Mr. Kiefer’s employment with us terminates due to death, Mr. Kiefer’s beneficiaries will be entitled to continued payment of Mr. Kiefer’s base salary (as in effect during the year of his death) for twelve months following his death and a pro-rated bonus, if earned, for the year in which such termination occurs. If Mr. Kiefer is terminated without cause or he terminates his employment upon a showing of good reason after July 28, 2011, his employment agreement provides that he is entitled to payment of his base salary for one year, other benefits in effect at the time of termination (such as health insurance, 401(k) participation, disability insurance, etc.), and any bonus accrued during the calendar year in which termination occurs to be paid in a lump sum on the date bonuses are customarily paid.

Finally, if Mr. Kiefer’s employment is terminated without cause, or upon a showing of good reason within one year of a change in control or Mr. Kiefer voluntarily terminates his employment on his own initiative on or after 275 days (but no later than 305 days) following a change in control, he is entitled to payment of base salary earned through the date of termination to be paid in a lump sum no later than 15 days after termination, one times the sum of his base salary at the rate in effect on his date of termination, any bonus accrued during the calendar year in which the termination occurs and paid in a lump sum on the customary date for bonus payments, and other benefits then due and earned. If, however, Mr. Kiefer voluntarily terminates his employment and becomes actively involved in our company or our successor within 12 months of the date of voluntary termination, then obligations to pay base salary will cease.

Assuming Mr. Kiefer’s employment was terminated under each of these circumstances on December 31, 2011, such payments and benefits have an estimated value of:

	CASH SEVERANCE	BONUS	SUPPLEMENTAL PAYMENT	MEDICAL INSURANCE CONTINUATION	LIFE INSURANCE CONTINUATION	VALUE OF ACCELERATED EQUITY AND PERFORMANCE AWARDS
Without Cause	$345,000	$—	$—	$11,688	$76	$—
Change of Control	345,000	—	—	11,688	76	435,606	(1)
Death	345,000	—	—	—	—	—
Disability	345,000	—	—	—	—	—

(1)

Based upon a value of $15.00 per share of our Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus. In connection with the Reorganization, Mr. Kiefer is expected to be granted 136,836 restricted shares of our Class A common stock and options to acquire 26,850 shares of our Class A common stock in exchange for the restricted common partnership units of EM II LP, options to acquire common partnership units of EM II LP and restricted membership units of B&L currently held by Mr. Kiefer. See “The Reorganization.”

Daniel D. Keaton. Mr. Keaton’s employment agreement with EMC, effective February 8, 2011, provides for a one-year initial term of employment beginning on July 7, 2010 and for automatic successive one-year renewal terms (unless either party elects not to renew the employment by providing the other with 90 days prior written notice). Mr. Keaton’s employment agreement entitles him to a base salary of $230,000 per year, to be reviewed for increase no less than annually by the Compensation Committee. In addition to base salary, Mr. Keaton is entitled to earn an annual bonus under the bonus plan of EMC as it may change from time to time, that is determined as a percentage of his base salary and based strictly on the terms of the bonus plan. Mr. Keaton is entitled to an annual bonus in the amount of 75% of his base salary. Under Mr. Keaton’s employment agreement, Mr. Keaton is entitled to health, dental and life insurance consistent with the general company policy, 401(k) plan benefits consistent with the general company policy, a company-provided cell phone and service and vacation policy consistent with our general company policy.

In addition to the payment of accrued, but unpaid, annual bonus and base salary, if Mr. Keaton’s employment with us is terminated, for certain reasons described below, upon signing a release of claims with us he may be entitled to severance payments. Mr. Keaton’s right to any severance payments described below is also conditioned upon his continued compliance with the non-competition and non-solicitation provisions of his employment agreement, which prevent him from competing with our business and that of our affiliates and subsidiaries and from soliciting customers, suppliers and employees away from us and our affiliates and subsidiaries for a period of twenty-four months following termination of employment. Accordingly, if

Mr. Keaton breaches those provisions of his employment agreement during any period in which he is entitled to severance payments, Mr. Keaton is obligated to repay us, in cash, the total amount of severance payments made and we will have no further obligations to make additional severance payments.

If Mr. Keaton’s employment is terminated due to disability, his employment agreement provides that he will be paid his base salary over the twelve months following the termination date and a pro-rated bonus for the year of termination. If Mr. Keaton’s employment with us terminates due to death, Mr. Keaton’s beneficiaries will be entitled to continued payment of Mr. Keaton’s base salary (as in effect during the year of his death) for twelve months following his death and a pro-rated bonus, if earned, for the year in which such termination occurs. If Mr. Keaton is terminated without cause or he terminates his employment upon a showing of good reason after July 7, 2011, his employment agreement provides that he is entitled to payment of his base salary for one year, other benefits in effect at the time of termination (such as health insurance, 401(k) participation, disability insurance, etc.), and any bonus accrued during the calendar year in which termination occurs to be paid in a lump sum on the date bonuses are customarily paid.

Finally, if Mr. Keaton’s employment is terminated without cause, or upon a showing of good reason within one year following a change in control or Mr. Keaton voluntarily terminates his employment on his own initiative on or after 275 days (but no later than 305 days) following a change in control, he is entitled to payment of base salary earned through the date of termination, one times the sum of his base salary at the rate in effect on his date of termination, any bonus accrued during the calendar year in which the termination occurs and paid in a lump sum on the customary date for bonus payments, and other benefits then due and earned. If, however, Mr. Keaton voluntarily terminates his employment and becomes actively involved in our company or our successor within 12 months of the date of voluntary termination, then obligations to pay base salary will cease.

Assuming Mr. Keaton’s employment was terminated under each of these circumstances on December 31, 2011, such payments and benefits have an estimated value of:

	CASH SEVERANCE	BONUS	SUPPLEMENTAL PAYMENT	MEDICAL LIFE INSURANCE CONTINUATION	LIFE INSURANCE CONTINUATION	VALUE OF ACCELERATED EQUITY AND PERFORMANCE AWARDS (1)
Without Cause	$230,000	$—	$—	$10,366	$76	$—
Change of Control	230,000	—	—	10,366	76	101,169	(1)
Death	230,000	—	—	—	—	—
Disability	230,000	—	—	—	—	—

(1)

Based upon a value of $15.00 per share of our Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus. In connection with the Reorganization, Mr. Keaton is expected to be granted 58,719 restricted shares of our Class A common stock and options to acquire 16,781 shares of our Class A common stock in exchange for the restricted common partnership units of EM II LP, options to acquire common partnership units of EM II LP and restricted membership units of B&L currently held by Mr. Keaton. See “The Reorganization.”

Robert F. Dvorak. Mr. Dvorak’s employment agreement with B&L provides for a one-year initial term of employment beginning on August 19, 2010 and for automatic successive one-year renewal terms (unless either party elects not to renew the employment by providing the other with 30 days prior written notice). Mr. Dvorak’s employment agreement entitles him to a base salary of $225,000 per year, to be reviewed for increase no less than annually by the board of directors of B&L. In addition to base salary, Mr. Dvorak is entitled to earn a quarterly bonus in accordance with the bonus policy of B&L as it may change from time to time. Mr. Dvorak is entitled to a quarterly bonus opportunity equal to 25% of his base salary. Under Mr. Dvorak’s employment agreement, Mr. Dvorak is entitled to participate in B&L’s employee benefit plans and to a monthly automobile allowance in the amount of $800.

In addition to the payment of accrued, but unpaid, annual bonus and base salary if Mr. Dvorak’s employment with B&L is terminated, for certain reasons described below, upon signing a release of claims with B&L he may be entitled to severance payments. Mr. Dvorak’s right to any severance payments described below is also conditioned upon his continued compliance with the non-competition and non-solicitation provisions of his employment agreement, which prevent him from competing with our business and that of our affiliates and subsidiaries and from soliciting customers, suppliers and employees away from B&L and its affiliates and subsidiaries for a period of twenty-four months following termination of employment. Accordingly, if Mr. Dvorak breaches those provisions of his employment agreement during any period in which he is entitled to severance payments, Mr. Dvorak is obligated to repay B&L, in cash, the total amount of severance payments made and B&L will have no further obligations to make additional severance payments.

If Mr. Dvorak’s employment is terminated due to disability, his employment agreement provides that he will be paid the greater of six months of base salary or the base salary that he would have received for the remainder of the calendar year in which such termination occurs had no termination occurred, in either case payable over the twelve months following the termination date. If Mr. Dvorak’s employment with B&L terminates due to death, Mr. Dvorak’s beneficiaries will be entitled to continued payment of Mr. Dvorak’s base salary for six months following his death and a pro-rata bonus for the quarter in which such termination occurs (as determined by the Board in its sole discretion). If Mr. Dvorak is terminated without cause or he terminates his employment upon a showing of good reason, his employment agreement provides that he is entitled to continued payment of his base salary for twelve months following such termination and a pro-rata bonus for the quarter in which such termination of employment occurs.

Compensation committee interlock and insider participation

Messrs. Daraviras, Luikart and DiPaolo performed the functions of a compensation committee during the last year. None of them was, during the year, an officer or employee of ours, was formerly an officer of ours or had any relationship requiring disclosure under Item 404 of Regulation S-K other than as set forth in “Certain Relationships and Related Person Transactions.”

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationships exist between any member of the board of directors and any member of the compensation committee of any other company.

Director compensation

Our policy is not to pay director compensation to directors who are also our employees. We anticipate that each outside director will enter into compensation arrangements to be determined. One of our directors, Mr. DiPaolo, receives director fees as a director of the Company. For the year ended December 31, 2011, the Company paid Mr. DiPaolo $30,000 in director fees. No perquisites were extended to any director for the year ended December 31, 2011.

All of our directors are entitled to receive reimbursement of their out-of-pocket expenses in connection with their travel to and attendance at meetings of the board of directors or committees thereof.

On                 , 2012, the board of directors approved the Edgen Group Inc. 2012 Omnibus Incentive Plan, or the Omnibus Incentive Plan. The Omnibus Incentive Plan will become effective upon the completion of this offering. In connection with the Reorganization, each restricted unit of EM II LP and B&L will be exchanged for restricted shares of Class A common stock of Edgen Group, and each option to acquire common partnership units of EM II LP or membership units of B&L will be exchanged for options to acquire shares of Class A common stock of Edgen Group Inc. The exchange of restricted units and options will be effected such that each restricted unit or option will be converted into either a number of shares of restricted Class A common stock or options to acquire shares of Class A common stock, as applicable, having a value equivalent to the restricted units, the EM II LP common partnership units underlying the options so exchanged or the B&L membership units underlying the options so exchanged, as applicable, previously held by each holder. The resulting restricted shares of Class A common stock and options to acquire shares of Class A common stock will include substantially similar terms and vesting schedules to those previously outstanding. A summary of the Omnibus Incentive Plan is provided below.

Summary of the Omnibus Incentive Plan

The purpose of the Omnibus Incentive Plan is to assist us and our subsidiaries in attracting and retaining valued employees, consultants and non-employee directors by offering them a greater stake in our success and a closer identity with us, and to encourage ownership of our common stock by such individuals. Our employees, consultants and members of our board of directors, as well as employees and consultants of our subsidiaries and members of the board of directors of our subsidiaries, are eligible to participate in the Omnibus Incentive Plan. The Omnibus Incentive Plan provides for the grant of stock options, restricted stock, restricted stock units, stock appreciation rights and other stock-based awards, collectively referred to as “awards.” Each award, and the terms and conditions applicable thereto, will be evidenced by an award agreement between us and the participant. Through these award agreements, our board of directors will have discretion to modify the terms of the Omnibus Incentive Plan as they may apply to each participant.

We have reserved 7,700,000 shares of our common stock for issuance under the Omnibus Incentive Plan. The number of shares of our common stock reserved for issuance under the Omnibus Incentive Plan shall automatically increase on January 1 of each calendar year by an amount equal to 5% of our common stock outstanding as of December 31 of the immediately preceding calendar year; provided, that the board may reduce or eliminate any such automatic increase. Up to 3,850,000 shares available for awards under the Omnibus Incentive Plan may be issued pursuant to incentive stock options. No more than $5.0 million worth of shares may be awarded to any participant in any one calendar year. For purposes of determining the number of shares available for awards under the Omnibus Incentive Plan, each stock-settled stock appreciation right will count against the Omnibus Incentive Plan limit based on the number of shares underlying the exercised portion of such stock appreciation right, rather than the number of shares issued in settlement of such stock appreciation right. Any shares tendered by a participant in payment of an exercise price for an award or the tax liability with respect to an award, including shares withheld from any such award, will not be available for future awards under the Omnibus Incentive Plan. However, if any shares subject to an award are forfeited or if such award otherwise terminates or is settled for any reason without an actual distribution of shares, any shares counted against the number of shares available for issuance with respect to such award will, to the extent of any such forfeiture, settlement, or termination, again be available for awards under the Omnibus Incentive Plan. In addition, the number of shares reserved for issuance under the Omnibus Incentive Plan (as well as the other limits described above) are subject to adjustments for stock splits, stock dividends or other similar corporate events or transactions.

The compensation committee of our board of directors will administer the Omnibus Incentive Plan. The compensation committee’s powers include, but are not limited to, selecting the award recipients, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award, determining the vesting and exercise periods of each award, determining the type or types of awards to be granted, determining the terms and conditions of each award and all matters to be determined in connection with an award, determining whether and certifying that performance goals are satisfied, correcting any defect or supplying any omission or reconciling any inconsistency in the Omnibus Incentive Plan, adopting, amending and rescinding rules, regulations, guidelines, forms of agreements and instruments relating to the Omnibus Incentive Plan, and making all other determinations as it may deem necessary or advisable for the administration of the Omnibus Incentive Plan. The compensation committee may not take any action which, under applicable federal, state or foreign law or regulation or the rules of any stock exchange or automated quotation system on which our common stock may then be listed or quoted, requires stockholder approval. The compensation committee may also delegate to one or more officers or members of our board of directors the authority to grant awards to certain eligible individuals meeting specified requirements. Notwithstanding the foregoing, our full board of directors administers the Omnibus Incentive Plan, and makes all determinations and interpretations, with respect to non-employee directors.

Awards

Restricted Stock. Restricted stock is a grant of a specified number of shares of our common stock, which shares are subject to forfeiture upon the happening of specified events during the restriction period. The restrictions applicable to a grant of restricted stock may lapse based upon the passage of time, the attainment of performance goals or a combination thereof. During the period that a grant of restricted stock is subject to forfeiture, the transferability of such restricted stock is generally prohibited. However, unless otherwise provided in an award agreement, during such period, the participant will have all the rights of a stockholder with respect to the restricted stock, including the right to receive dividends and to vote. Dividends will be subject to the same restrictions as the underlying restricted stock unless otherwise provided in the award agreement, and cash dividends may be withheld until the applicable restrictions have lapsed.

Stock Options. Stock options give a participant the right to purchase a specified number of shares of our common stock for a specified time period at a fixed exercise price. Stock options granted under the Omnibus Incentive Plan may be either incentive stock options or non-qualified stock options, provided that only employees may be granted incentive stock options. The exercise price of a stock option will be determined by the compensation committee at the time of grant, but may not be less than the fair market value of our common stock on the date of grant (or less than 110% of the fair market value of our common stock on the date of grant in the case of an incentive stock option granted to a holder of more than 10% of our, or any of our subsidiaries’, voting power). A participant may pay the exercise price of a stock option in cash, with shares of our common stock, or with a combination of cash and shares of our common stock, as determined by the compensation committee; provided that participants who are subject to the reporting requirements of Section 16 of the Exchange Act may elect to pay all or a portion of the exercise price of a stock option by directing us to withhold shares of our common stock that would otherwise be received upon exercise of such option. The term of a stock option may in no event be greater than ten years (five years in the case of an incentive stock option granted to a holder of more than 10% of our, or any of our subsidiaries’ voting power). Stock options may vest and become exercisable based upon the passage of time, the attainment of performance goals or a combination thereof. Unless otherwise set forth in an award agreement, an award of stock options shall be an award of non-qualified stock options.

Stock Appreciation Rights. A stock appreciation right provides a participant with the right to receive, upon exercise, the excess of (i) the fair market value of one share of our common stock on the date of exercise over (ii) the grant price of the stock appreciation right as determined by the compensation committee, but which may never be less than the fair market value of our common stock on the date of grant. Stock appreciation rights will be settled in shares of our common stock (provided that fractional shares will be settled in cash) unless the compensation committee determines otherwise. The term of a stock appreciation right will be determined by the compensation committee at the time of grant, but will in no event be greater than ten years. Stock appreciation rights may vest and become exercisable based upon the passage of time, the attainment of performance goals or a combination thereof.

Restricted Stock Units. Each restricted stock unit entitles the participant to receive, on the date of settlement, an amount equal to the fair market value of one share of our common stock. Restricted stock units are solely a device for the measurement and determination of the amounts to be paid to a participant under the Omnibus Incentive Plan and do not constitute shares of our common stock. Restricted stock units may become vested based upon the passage of time, the attainment of performance goals or a combination thereof, and the vested portion of an award of restricted stock units will be settled within 30 days after becoming vested. Restricted stock units will be settled in shares of our common stock (provided that fractional units will be settled in cash) unless the compensation committee determines otherwise. Restricted stock units do not give any participant rights as a stockholder with respect to such award, but the compensation committee may credit amounts equal to any dividends declared during the restriction period on the common stock represented by an award of restricted stock units to the account of a participant, with such amounts to be deemed to be reinvested in additional restricted stock units (which will be subject to the same forfeiture restrictions as the restricted stock units on which they were granted).

Other Stock-Based Awards. The compensation committee is authorized to grant any other type of stock-based award that is payable in, or valued in whole or in part by reference to, shares of our common stock and that is deemed by the compensation committee to be consistent with the purposes of the Omnibus Incentive Plan.

Termination of Employment or Service. Generally, and unless otherwise provided in an award agreement or determined by the compensation committee, all unvested awards (or portions thereof) held by a participant will terminate and be forfeited upon his or her termination of employment or other service with us and our subsidiaries, and the vested portion of any option or stock appreciation right held by such participant may be exercised for a limited period of time following such termination (unless such termination is for cause).

Performance Goals. The compensation committee may condition the grant or vesting of an award upon the attainment of one or more performance goals that must be met by the end of a specified period. Performance goals may be described in terms of company-wide objectives or objectives that are related to the performance of the individual participant or the subsidiary, division, department or function in which the participant is employed or for which the participant provides services. Performance goals may be measured on an absolute or relative basis. Relative performance may be measured by a group of peer companies or by a financial market index or otherwise.

Performance goals may be based upon: specified levels of or increases in our, a division’s or a subsidiary’s return on capital, equity or assets; earnings measures or ratios (on a gross, net, pre-tax or post-tax basis); net economic profit (which is operating earnings minus a charge to capital); net income; operating income; sales; sales growth; gross margin; direct margin; share price (including growth measures and total shareholder return); operating profit; per period or cumulative cash flow or cash flow return on investment (which equals net cash flow divided by total capital); inventory turns; financial return ratios; market share; balance sheet measurements; improvement in or attainment of expense levels; improvement in or attainment of working capital levels; debt reduction; strategic innovation, including entering into, substantially completing, or receiving payments under, relating to, or deriving from a joint development agreement, licensing agreement, or similar agreement; customer or employee satisfaction; individual objectives; any financial or other measurement deemed appropriate by the compensation committee as it relates to the results of operations or other measurable progress of us and our subsidiaries (or any business unit, division, department or function thereof); or any combination of any of the foregoing criteria.

Change in Control and Certain Corporate Transactions

In the event of a change in control, our board of directors may take any one or more of the following actions with respect to awards that are outstanding as of such change in control:

■	cause all outstanding awards to be fully vested and exercisable (if applicable);

■

cancel outstanding stock options and stock appreciation rights in exchange for a cash payment in an amount equal to the excess, if any, of the fair market value of the common stock underlying the unexercised portion of such award over the exercise price or grant price, as the case may be, of such portion, provided that any stock option or stock appreciation right with an exercise price or grant price, as the case may be, that equals or exceeds the fair market value of our common stock will be cancelled without payment, provided further that the compensation committee may require that such cash payment be made in installments payable on the date(s) on which the stock option or stock appreciation right would have vested (subject to the participant’s continued employment on the date the stock option or stock appreciation right would have vested);

■

terminate stock options and stock appreciation rights effective immediately prior to the change in control after providing participants with notice of such cancellation and an opportunity to exercise such awards;

■	require the successor corporation to assume outstanding awards and/or to substitute outstanding awards with awards involving the common stock of such successor corporation; or

■	take such other actions as our board of directors deems appropriate to preserve the rights of participants with respect to their awards.

A change in control is generally defined under the Omnibus Incentive Plan as:

■

the acquisition of more than 50% of the combined voting power of our then outstanding voting securities by any individual or entity (other than acquisitions by us, our subsidiaries, or any of our or our subsidiaries’ benefit plans);

■	a sale or other disposition during any 12-month period to any person or entity of 51% or more of our assets;

■

the consummation of a merger or consolidation involving us if our stockholders, immediately before such merger or consolidation, do not own, directly or indirectly, immediately following such merger or consolidation, at least 50% of the combined voting power of the outstanding voting securities of the corporation resulting from such merger or consolidation; or

■	a change in the composition of a majority of the members of our board of directors during any 12-month period.

Notwithstanding anything in the Omnibus Incentive Plan to the contrary, in the event that the compensation committee determines that any corporate transaction or event (such as a stock dividend, recapitalization, forward split or reverse split, reorganization, merger or consolidation) affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of the Omnibus Incentive Plan participants, the compensation committee will proportionately and equitably adjust the number and kind of shares which may be issued in connection with awards, the number and kind of shares issuable in respect of outstanding awards, the aggregate number and kind of shares available under the Omnibus Incentive Plan (on an aggregate, individual and/or award-specific basis) and the exercise price or grant price relating to any award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding award. The compensation committee may also make adjustments in the terms and conditions of awards in recognition of unusual or nonrecurring events or in response to changes in applicable laws, regulations or accounting principles.

Restrictive Covenants

In consideration for the grant of an award under the Omnibus Incentive Plan, each participant will be bound by restrictive covenants that are in addition to, and not in lieu of, any other restrictive covenant applicable to such participant. Subject to the terms of the applicable award agreement, each participant will generally agree not to disclose our confidential information to any person, firm, company or other entity. Subject to the terms of the applicable award agreement, each participant will also be subject to a non-competition covenant and a non-solicitation of employees and customers covenant for twelve months following termination of employment. In addition to whatever other rights and remedies we may have in the event of a participant’s breach of covenant, we have the right to immediately cancel all awards granted to the participant and to seek injunctive relief without proving actual damages.

Termination and Amendment

Unless terminated sooner, the Omnibus Incentive Plan will automatically terminate on                , 2022. Our board of directors has the authority to amend or terminate the Omnibus Incentive Plan without stockholder approval. However, to the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Code or the rules of any applicable stock exchange or national market system, or in the event that we desire to amend the Omnibus Incentive Plan to increase the number of shares subject to the Omnibus Incentive Plan or to decrease the price at which awards may be granted, we will obtain stockholder approval of any such amendment to the Omnibus Incentive Plan in such a manner and to such a degree as may be required.

A copy of the Omnibus Incentive Plan is filed as an exhibit to the registration statement of which this prospectus forms a part.

Summary of the Edgen Group Inc. Performance Bonus Plan

Background

The Edgen Group Inc. Performance Bonus Plan (the “Performance Bonus Plan”) was adopted by the board and our stockholders on             , 2012. The Performance Bonus Plan provides for payments in cash to our named executive officers who are selected to participate in the Performance Bonus Plan (referred to herein as “participants”) based on the achievement of pre-established performance goals over a performance period determined by the compensation committee. Stockholder approval of the Performance Bonus Plan was necessary to ensure that compensation paid to the named executive officers under the Performance Bonus Plan is eligible for an exemption from the limits on tax deductibility imposed by Section 162(m) of the Code. Section 162(m) of the Code limits the deductibility of certain compensation paid to a public company’s chief executive officer or one of its other three highest-paid executive officers (other than its principal financial officer). Compensation that qualifies as performance-based for purposes of Section 162(m) of the Code is not subject to the annual limit on the deductibility of compensation in excess of $1.0 million.

The following general description of certain features of the Performance Bonus Plan is qualified in its entirety by reference to the Performance Bonus Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Purpose

The purpose of the Performance Bonus Plan is to benefit and advance the interests of Edgen Group by rewarding selected employees of Edgen Group and its subsidiaries and divisions (each such subsidiary or division is referred to herein as a “Business Unit”) for their contributions to Edgen Group’s financial success and thereby motivate them to continue to make such contributions in the future by granting performance-based awards.

Administration

The Performance Bonus Plan will be administered by the compensation committee, which qualifies as a committee of the board comprised exclusively of two or more members of the board who are non-employee “outside directors” within the meaning of Section 162(m) of the Code. The compensation committee is authorized to administer, interpret and apply the Performance Bonus Plan and from time to time may adopt such rules, regulations and guidelines consistent with the provisions of the Performance Bonus Plan as it may deem advisable to carry out the Performance Bonus Plan. The compensation committee’s interpretations of the Performance Bonus Plan, and all actions taken and determinations made by the compensation committee pursuant to the powers vested in it thereunder, shall be conclusive and binding on all parties concerned, including Edgen Group, its stockholders and participants. The compensation committee shall have authority to determine the terms and conditions of the Awards granted to Participants.

The compensation committee may, at any time, alter, amend or terminate the Performance Bonus Plan in whole or in part. No such amendment shall be effective which alters the award, Target or other criteria relating to an award for a named executive officer for the performance period (which is the period of time over which the Performance Threshold (as defined below) must be satisfied and which period will be of such length as the compensation committee selects) in which such amendment is made or any prior performance period, except to the extent that such amendment may be made without causing such award to cease to qualify as performance-based compensation under Section 162(m) of the Code.

Eligibility

Each named executive officer shall be eligible to participate in the Performance Bonus Plan.

Performance Targets

Prior to the beginning of each performance period or within 90 days of the commencement of the applicable performance period (or if such performance period is less than a year in duration, before 25% of such period has elapsed), the compensation committee shall, to the extent applicable, adopt each of the following with respect to each participant:

■

one or more “Targets,” which shall be equal to a desired level or levels (as may be measured on an absolute or relative basis, where relative performance may also be measured by reference to: specified levels of or increases in Edgen Group’s or a Business Unit’s return on capital, equity or assets; earnings measures/ratios (on a gross, net, pre-tax or post-tax basis), including diluted earnings per share, total earnings, operating earnings, earnings growth, earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA); net economic profit (which is operating earnings minus a charge to capital); net income; operating income; sales; sales growth; gross margin; direct margin; share price (including but not limited to growth measures and total shareholder return), operating profit; per period or cumulative cash flow (including but not limited to operating cash flow and free cash flow) or cash flow return on investment (which equals net cash flow divided by total capital); inventory turns; financial return ratios; market share; balance sheet measurements such as receivable turnover; improvement in or attainment of expense levels; improvement in or attainment of working capital levels; debt reduction; strategic innovation, including but not limited to entering into, substantially completing, or receiving payments under, relating to, or deriving from a joint development agreement, licensing agreement, or similar agreement; customer or employee satisfaction; individual objectives; any financial or other measurement deemed appropriate by the Committee as it relates to the results of operations or other measurable progress of Edgen Group and/or a Business Unit; or any combination of any of the foregoing criteria (collectively, the “Financial Criteria”). With respect to any participant who is employed by a Business Unit, the Financial Criteria shall be based on the results of such Business Unit, results of Edgen Group, or any combination of the two.

■

with respect to each Target applicable to one or more Financial Criteria, the compensation committee may provide for a threshold level of performance (a “Performance Threshold”) below which no award will be payable and a maximum level of performance above which no additional amount will be paid with respect to any award. It may also provide for the payment of differing amounts for different levels of performance (i.e. between the Performance Threshold and the maximum performance) with respect to such Target. Awards may be based on a percentage of a participant’s base salary paid with respect to the applicable performance period.

The compensation committee shall make such adjustments, to the extent it deems appropriate, to the Targets and Performance Thresholds (and if applicable any mathematical formula or matrix tied to a performance Target) to compensate for, or to reflect, any material changes which may have occurred in accounting practices, tax laws, other laws or regulations, the financial structure of Edgen Group, acquisitions or dispositions of Business Units or any unusual circumstances outside of management’s control which, in the sole judgment of the compensation committee, alters or affects the computation of such Targets and Performance Thresholds or the performance of Edgen Group or any relevant Business Unit.

Payment of Bonuses

As soon as practicable after the end of the performance period, and subject to any necessary verification, the compensation committee shall determine with respect to each participant whether and the extent to which the Performance Thresholds applicable to such Participant’s Targets were achieved or exceeded. Such participant’s award, if any, shall be calculated in accordance with the applicable mathematical formula or matrix. The compensation committee must certify in writing the amount of such award and whether each material term of the Performance Bonus Plan relating to such award has been satisfied. Such award shall become payable in cash as promptly as practicable thereafter, provided however, that any award shall be paid within 2½ months of the end of the fiscal year in which the award is no longer subject to a risk of forfeiture (or, if later, within 2½ months of the end of the participant’s taxable year in which the award is no longer subject to a risk of forfeiture).

No Award for any participant for any fiscal year shall exceed $5.0 million.

At any time prior to the payment of an award, the compensation committee may, in its sole discretion, decrease or eliminate the award payable to any participant to reflect the individual performance and contribution of, and other factors relating to, such participant.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

■	for any breach of their duty of loyalty to us or our stockholders; for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

■	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

■	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

PRINCIPAL STOCKHOLDERS

The following sets forth the beneficial ownership of our capital stock and the membership units of EDG LLC immediately following the closing of this offering and giving effect to the Reorganization by:

■	each person or entity known to us to beneficially own more than 5% of our outstanding Class A or Class B common stock and membership units of EDG LLC;

■	each member of our board of directors;

■	each of our named executive officers; and

■	all of the members of our board of directors and officers as a group.

The columns in the table relating to beneficial ownership of our shares after this offering reflect no exercise of the underwriters’ over-allotment option to purchase additional shares from us.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest. To our knowledge, each of the security holders listed below has sole voting and investment power as to the securities shown unless otherwise noted and subject to community property laws where applicable.

After giving effect to the Reorganization and immediately upon the completion of this offering, all of our issued and outstanding Class B common stock will be owned by affiliates of JCP. The following table shows the beneficial ownership of our Class A common stock and the membership units of EDG LLC after giving effect to the Reorganization and the completion of this offering.

	Shares of Class A common stock beneficially owned, assuming no exercise of the Exchange Rights (1)		Shares of Class A common beneficially owned, assuming full exercise of the Exchange Rights (1)		Membership units of EDG LLC beneficially owned, assuming no exercise of the Exchange Rights (1)		Membership units of EDG LLC beneficially owned, assuming full exercise of the Exchange Rights (1)		Combined Voting Power of Edgen Group, assuming no exercise of the Exchange Rights (1)(2)	Combined Voting Power of Edgen Group, assuming full exercise of the Exchange Rights (1)(2)
	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Percent	Percent
Principal stockholders:
EM II LP (3)	—	—	12,119,985	28.3%	12,119,985	28.3%	—	—	28.3%	28.3%
B&L (3)	—	—	12,096,596	28.2%	12,096,596	28.2%	—	—	28.2%	28.2%
Named executive officers and Directors:
Daniel J. O’Leary (4)	634,580	3.4%	634,580	1.5%	—	—	—	—	1.5%	1.5%
David L. Laxton, III (4)	326,961	1.8%	326,961	*	—	—	—	—	*	*
Craig S. Kiefer (4)	152,274	*	152,274	*	—	—	—	—	*	*
Daniel D. Keaton (4)	72,144	*	72,144	*	—	—	—	—	*	*
Nicholas Daraviras (5)	—	—	—	—	—	—	—	—	—	—
James L. Luikart (5)(6)	—	—	24,216,581	56.5%	24,216,581	56.5%	—	—	56.5%	56.5%
Edward J. DiPaolo (7)	41,964	*	41,964	*	—	—	—	—	*	*
Robert F. Dvorak (8)	108,809	*	108,809	*	—	—	—	—	*	*
Samir G. Gibara (9)	—	—	—	—	—	—	—	—	—	—
Cynthia L. Hostetler (10)	—	—	—	—	—	—	—	—	—	—
All officers and directors as a group (10 persons)	1,336,732	7.2%	25,553,313	59.6%	24,216,581	56.5%	—	—	59.6%	59.6%

*	Less than 1%.
(1)

Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power, investment power, or both, and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days. Subject to the terms of the Exchange Agreement, the membership units of EDG LLC and shares of Class B common stock of Edgen Group are exchangeable from time to time, by EM II LP and B&L for cash or shares of our Class A common stock on the basis of one membership unit of EDG LLC and one share of Class B common stock of Edgen Group collectively for one share of Class A common stock of Edgen Group (subject to customary conversion rate adjustments for splits, stock dividends and reclassifications). In the columns that assume no exercise of the Exchange Rights, we have not shown as beneficially owned the shares of our Class A common stock issuable upon exercise of the Exchange Rights. For purposes of this table, in the columns that assume full exercise of the Exchange Rights, we have assumed the Exchange Rights are settled solely for shares of our Class A common stock.

(2)

Percentage of total voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class. Our Class B common stock does not have any of the economic rights associated with our Class A common stock. See “Description of Our Capital Stock.”

(3)

EM II LP is controlled by its general partner, Edgen Murray II GP, LLC, which is in turn controlled by Jefferies Capital Partners IV, L.P. Jefferies Capital Partners IV, L.P. also controls B&L pursuant to the amended and restated operating agreement of B&L. Brian P. Friedman, who is the President of the general partner of this fund, and James L. Luikart, who is the Executive Vice President of the general partner of this fund, are the managing members of the manager of this fund and may be considered the beneficial owners of the shares owned by this fund. Messrs. Friedman and Luikart share voting and investment power over the shares of Class A common and Class B common stock held by each of EM II LP and B&L through their management of JCP, but they each expressly disclaim beneficial ownership of such shares, except to the extent of each of their pecuniary interests therein. The address for this fund is 520 Madison Avenue, 12th Floor, New York, New York 10022. Following the Reorganization and prior to the exercise of the Exchange Rights, all outstanding shares of our Class B common stock will be held by EM II LP and B&L, which will be controlled by this fund. As a result, this fund will be the beneficial owner of all of our outstanding Class B common stock.

(4)	The address of each such person is c/o Edgen Murray Corporation, 18444 Highland Road, Baton Rouge, Louisiana 70809.

(5)	The address of each of Mr. Daraviras and Mr. Luikart is c/o Jefferies Capital Partners, 520 Madison Avenue, 12th Floor, New York, New York 10022.
(6)

Consists of 24,216,581 shares held by EM II LP and B&L, which are controlled by Jefferies Capital Partners IV, L.P. Mr. Luikart, who is the Executive Vice President of the general partner of Jefferies Capital Partners IV, L.P., is a managing member of the manager of this fund and may be considered the beneficial owner of the shares owned by this fund, but he expressly disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(7)	The address of Mr. DiPaolo is 363 N. Sam Houston Parkway East, Suite 550, Houston, Texas 77060.
(8)	The address of Mr. Dvorak is P.O. Box 778, Pampa, Texas, 79066-0778.
(9)	The address of Mr. Gibara is c/o Edgen Group Inc. 18444 Highland Road, Baton Rouge, Louisiana 70809.
(10)	The address of Ms. Hostetler is c/o Edgen Group Inc. 18444 Highland Road, Baton Rouge, Louisiana 70809.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of any transactions between us and our officers, directors or stockholders owning more than 5% of our stock:

Employment Agreements

We have entered into employment agreements with certain of our officers. For more information regarding these agreements, see “Management—Executive Compensation—Employment agreements and potential payments upon termination or change of control.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our amended and restated bylaws will require us to indemnify our directors to the fullest extent permitted by Delaware law. For more information regarding these agreements, see “Executive Compensation—Limitation of Liability and Indemnification Matters.”

Formation of Edgen Group and the Reorganization

Edgen Group was incorporated in December 2011. Prior to the completion of this offering, Edgen Group will become the holding company for our operating subsidiaries, including the businesses of EM II LP and B&L, in a transaction we refer to as the “Reorganization” and, as our new parent holding company, will serve as the issuer in this offering. We expect to enter into a Reorganization Agreement with EM II LP, B&L and certain of their subsidiaries, pursuant to which the Reorganization will occur. Pursuant to this agreement, among other transactions, EM II LP and B&L will contribute their businesses and liabilities to us and we will assume and indemnify EM II LP and B&L against such liabilities, we will agree to pay EM II LP and B&L for certain administrative, franchise tax, tax reporting and other similar costs they incur and EDG LLC will issue membership units to EM II LP and B&L. See “The Reorganization.”

Exchange Agreements

In connection with the Reorganization, we and EDG LLC will enter into an Exchange Agreement with each of EM II LP and B&L which, subject to certain limitations, and subject to the terms specified in the Exchange Agreement, will allow EM II LP and B&L to exchange from time to time their membership units of EDG LLC and shares of our Class B common stock for shares of our Class A common stock on the basis of one membership unit of EDG LLC and one share of our Class B common stock collectively for one share of our Class A common stock (subject to customary conversion rate adjustments for splits, stock dividends and reclassifications) or, at our election, cash, as provided by the applicable Exchange Agreement. If we elect to pay in cash, the amount of cash we pay for each membership unit of EDG LLC and share of our Class B common stock will equal the trading price of one share of our Class A common stock.

Tax Receivable Agreement

The exercise of the Exchange Rights is expected to result in increases in our share of the tax basis of EDG LLC’s assets if our tax basis in the EDG LLC membership units exchanged exceeds our share of the adjusted tax basis of EDG LLC’s property. In addition, certain other transactions that we may consummate may result in increases in our share of the tax basis of EDG LLC’s assets. We intend to enter into a tax receivable agreement with each of EM II LP and B&L that will provide for the payment by us to EM II LP and B&L of 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of increased depreciation and amortization deductions available to us as a result of (1) the exercise of the Exchange Rights, (2) other transactions in which EM II LP, B&L, or a transferee exchange Class B Common Stock together with units of EDG LLC for Class A Common Stock, (3) transactions in which EM II LP or B&L are completely sold or exchanged to Edgen Group or an affiliate, (4) solely with respect to the tax receivable agreement with EM II LP, a sale or exchange by EMC of its membership units in B&L Supply to Edgen Group or any of its subsidiaries, and (5) our making payments under the tax receivable agreements. We would retain the remaining 15% of cash savings, if any, in income tax that we realize. For purposes of the tax receivable agreements, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase to the tax basis of the assets of EDG LLC allocable to us as a result of the exchanges or other transactions that result in increases in our share of the tax basis of EDG LLC’s assets and had we not entered into the tax receivable agreements. The term of the tax receivable agreements will commence upon completion of this offering and will continue until all such tax benefits have been utilized or have expired.

A tax authority may challenge all or part of the tax basis increases discussed above and a court could sustain such a challenge. In that event, we may be required to pay additional taxes and possibly penalties and interest to one or more tax authorities. Although future payments to EM II LP and B&L under the tax receivable agreements would cease or diminish, EM II LP and B&L would not reimburse us for any payments previously made if such basis increases or other benefits were later not allowed. As a result, in such circumstances, we would have made payments to EM II LP and B&L under the tax receivable agreements in excess of our actual cash tax savings. While the actual amount and timing of any payments under the tax receivable agreements will vary depending upon a number of factors, including the timing of exchanges or other transactions that result in increases in our share of the tax basis of EDG LLC’s assets, the extent to which such exchanges or other transactions result in taxable gain and the amount, character and timing of our income, we expect that during the term of the tax receivable agreements, the payments that we may make to EM II LP and B&L could be substantial. If the Exchange Rights were to be exercised in full and if all of the other transactions that could result in an increase in our share of the basis of EDG LLC’s assets were to occur, in each case, in a hypothetical fully taxable transaction upon completion of this offering and assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased depreciation and amortization of our assets, we expect that future payments to EM II LP and B&L in respect of the tax receivable agreements aggregate $44.5 million and range from approximately $1.4 million to $4.7 million per year over the next 15 years.

Notwithstanding the foregoing, pursuant to the terms of the applicable Exchange Agreement, EM II LP and B&L may not exchange any EDG LLC membership units if such exchange would be prohibited by law or regulation. In addition, additional restrictions on exchanges may be imposed so that EDG LLC is not treated as a “publicly traded partnership” under Section 7704 of the Internal Revenue Code.

Tax Distributions

We expect to enter into a limited liability company agreement among Edgen Group, EM II LP and B&L that will govern the membership units of EDG LLC. Edgen Group and the partners or members of EM II LP and B&L generally will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of EDG LLC. Net profits and net losses of EDG LLC will generally be allocated to its members pro rata in accordance with the percentages of their membership unit ownership. We expect that the limited liability company agreement of EDG LLC will provide for cash distributions to the holders of membership units of EDG LLC to enable such holders to pay taxes with respect to their allocable shares of EDG LLC’s taxable income. Generally, these tax distributions will be computed based on an estimate of the taxable income allocable to such members multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses and the character of our income).

Investors and Registration Rights Agreement

We intend to enter into an investors and registration rights agreement with EM II LP and B&L prior to the completion of this offering. Pursuant to such agreement, as long as EM II LP or B&L, as applicable, beneficially owns at least 5% of our then-outstanding shares of voting stock, calculated on a primary basis, EM II LP or B&L, as applicable, will be entitled to have a representative attend meetings of our board of directors as a non-voting observer. Pursuant to the investors and registration rights agreement, we may be required to register the sale of shares held by members of our management, including certain limited partners of EM II LP and members of B&L. We expect that under the investors and registration rights agreement, EM II LP and B&L will have the right, on three occasions, to request us to register the sale of shares held by them or the partners or members and may require us to make available shelf registration statements permitting sales of shares into the market from time to time. In addition, we expect that EM II LP and B&L will have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Finally, we have agreed that, following the expiration of the 180-day period following the completion of this offering, we will use our best efforts to file a registration statement with the SEC relating to all Class A common stock to be delivered to EM II LP and B&L pursuant to the Exchange Agreements and the exchange transactions themselves.

Management Agreement

In connection with the Buy-out Transaction, one of our predecessors entered into a management agreement with JCP. Pursuant to this management agreement, JCP may provide management, business and organizational strategy and merchant and investment banking services to us. In exchange for these services, we may pay JCP an annual management fee in an amount agreed to between JCP and us from time to time, plus reasonable out-of-pocket expenses. In addition, JCP may negotiate with us to provide additional management, financial or other corporate advisory services in connection with any transaction. The management agreement provides that JCP will be paid a transaction fee for such services rendered by JCP in an amount mutually agreed upon by JCP and us, plus reasonable out-of-pocket expenses. The management agreement has an initial term of ten years. No management fees have been paid under this agreement to date. We reimbursed JCP for expenses of $87,000 and $60,000 during the years ended December 31, 2011 and 2010, respectively. The parties to this agreement intend to terminate the management agreement prior to the closing of this offering.

Bourland & Leverich Investment

In August of 2010, a newly formed entity controlled by JCP acquired a domestic oil country tubular goods business consisting of substantially all of the assets and certain specified liabilities of Bourland & Leverich Holding Company and its operating subsidiaries. In connection with the acquisition, EMC invested approximately $10.0 million in B&L, the investment vehicle that acquired the oil country tubular goods business, for approximately 14.5% of the equity of B&L.

Additionally, EMC entered into a services agreement with B&L to provide advisory and administrative support services to B&L, such as information technology, human resources, treasury, tax, accounting and other services, for a $2.0 million annual fee. Daniel J. O’Leary serves as non-executive chairman of the board of directors for B&L, and Messrs. Daraviras, DiPaolo and Luikart serve on the board of directors for B&L.

On August 19, 2010, B&L granted certain equity awards to Messrs. O’Leary, Laxton and Kiefer in connection with the completion of the acquisition of B&L. Mr. O’Leary received 500 Class A restricted units and 1,206 Class A unit options with an aggregate fair market value of $1.4 million. Messrs. Laxton and Kiefer received 250 and 50 Class A restricted units, respectively, and 328.91 and 164.46 Class B units, respectively, with an aggregate fair value of $0.5 million and $0.2 million, respectively. These equity awards vest over a five-year period.

For the year ended December 31, 2011 and the period August 19 through December 31, 2010, EMC had purchases from B&L of $0.1 million and $1.1 million, respectively, in the normal course of business.

Underwriting

Jefferies & Company, Inc. is participating as an underwriter in this offering and will be entitled to underwriting discounts and commissions with respect to the shares purchased by it in this offering. Assuming an initial public offering price of $15.00 per share, which is the mid-point of the price range set forth on the cover page of this prospectus, we estimate that Jefferies & Company, Inc. will receive approximately $             million in underwriting discounts and commissions. However, Jefferies & Company, Inc. will not accrue direct benefits from the sale of our shares. The parent company of Jefferies & Company, Inc. is Jefferies Group. Mr. Brian P. Friedman, who is a director of Jefferies Group and Chairman of the Executive Committee of Jefferies & Company, Inc., is one of the managing members of JCP. Mr. Friedman is also the President of the entity that serves as general partner or managing member of Fund IV. Jefferies Group directly or indirectly has made a substantial investment in and has a substantial, non-voting economic interest in JCP, Fund IV and other funds managed by JCP, and also serves as a lender to one of the funds comprising Fund IV. In addition, Jefferies Group employs and provides office space for JCP’s employees, for which JCP reimburses Jefferies Group on an annual basis. Mr. James L. Luikart is one of the managing members of JCP, the Executive Vice President of the entity that serves as general partner or managing member of Fund IV and one of our directors, and Mr. Nicholas Daraviras is a Managing Director of JCP and one of our directors. See “Certain Relationships and Related Person Transactions” and “Underwriting (Conflicts of Interest)—Affiliations and Conflicts of Interest.”

Policy for Approval of Related Person Transactions

Prior to the completion of this offering, our board of directors will adopt a formal policy providing that our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, shall not enter into a related person transaction with us that is required to be disclosed under Item 404(a) of Regulation S-K under the Exchange Act, as amended, without the prior consent of our audit committee, or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Under this policy, any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our audit committee any such related person transaction. In approving or rejecting the proposed transaction, our audit committee shall consider the relevant facts and circumstances available to and deemed relevant by the audit committee, including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those transactions that, in light of known facts and circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

DESCRIPTION OF OUR CAPITAL STOCK

General

The following is a summary of our capital stock and provisions of our amended and restated certificate of incorporation, amended and restated bylaws, as each will be in effect prior to the closing of this offering, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been or will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. References in this section to the “Company,” “we,” “us” and “our” refer to Edgen Group and not to any of its subsidiaries.

Our amended and restated certificate of incorporation provides for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

The total amount of our authorized capital stock will consist of 500,000,000 shares, all with a par value of $0.0001 per share, of which 435,783,419 shares are designated as Class A common stock, 24,216,581 shares are designated as Class B common stock and 40,000,000 shares are designated as preferred stock. Upon the completion of this offering, (1) 17,965,087 shares of Class A common stock will be issued and outstanding; (2) 24,216,581 shares of Class B common stock will be issued and outstanding (all of which will be held by EM II LP and B&L); and (3) no shares of preferred stock will be issued and outstanding.

Class A Common Stock and Class B Common Stock

Voting and Economic Rights

Holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to one vote per share. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except that there will be separate votes of holders of shares of our Class A common stock and Class B common stock in the following circumstances:

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if we propose to amend our amended and restated certificate of incorporation to alter or change the powers, preferences or special rights of the shares of a class of our stock so as to affect them adversely or to increase or decrease the par value of the shares of a class of our stock;

■	if we propose to treat the shares of a class of our stock differently with respect to any dividend or distribution of cash, property or shares of our stock paid or distributed by us;

■	if we propose to treat the shares of a class of our stock differently with respect to any subdivision or combination of the shares of a class of our stock; or

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if we propose to treat the shares of a class of our stock differently in connection with a change in control, liquidation, dissolution, distribution of assets or winding down of our company with respect to any consideration into which the shares are converted or any consideration paid or otherwise distributed to our stockholders.

Under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of the majority of the combined voting power of the outstanding shares of Class A common stock and Class B common stock, voting together as a single class. Our Class B common stock will have no economic rights. Pursuant to the Exchange Agreements, EM II LP and B&L will each have Exchange Rights to exchange from time to time membership units in EDG LLC and shares of Class B common stock of Edgen Group for shares of Class A common stock of Edgen Group on the basis of one membership unit of EDG LLC and one share of Class B common stock of Edgen Group collectively for one share of Class A common stock of Edgen Group (subject to customary conversion rate adjustments for splits, stock dividends and reclassifications), all in accordance with an exchange agreement between it and Edgen Group. We have the right, at our option, to deliver cash in respect of all or any portion of the

EDG LLC membership units being exchanged in lieu of shares of Class A common stock, on the terms set forth in the Exchange Agreements. The amount of cash per membership unit of EDG LLC and share of Class B common stock of Edgen Group will equal the trading price of one share of Class A common stock of Edgen Group.

Holders of our Class A common stock will be entitled to receive dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, subject to the rights of holders of any then-outstanding shares of any series of preferred stock ranking pari passu or senior to the Class A common stock with respect to dividends. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on various factors and considerations. We do not intend to pay cash dividends on our Class A common stock in the foreseeable future. See “Dividend Policy.”

In the event of our liquidation, dissolution or winding up, the holders of our Class A common stock will be entitled to receive ratably the assets available for distribution to our stockholders after payment of liabilities and payment of liquidation preferences on any outstanding shares of our preferred stock.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without approval by the stockholders, to issue up to a total of 40,000,000 shares of preferred stock in one or more series. Our board of directors may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred stock. Our board could authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or rights of the holders of our Class A common stock or Class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might harm the market price of our common stock. We have no current plans to issue any shares of preferred stock.

Investors and Registration Rights Agreement

Prior to the completion of this offering, we intend to enter into an investors and registration rights agreement with EM II LP and B&L. See “Certain Relationships and Related Person Transactions—Investors and Registration Rights Agreement.” Pursuant to such agreement, as long as EM II LP or B&L, as applicable, beneficially owns at least 5% of our then-outstanding shares of voting stock, calculated on a primary basis, EM II LP or B&L, as applicable, will be entitled to have a representative attend meetings of our board of directors as a non-voting observer.

Elimination of Liability in Certain Circumstances

Our amended and restated certificate of incorporation eliminates the liability of our directors to us or our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors will remain liable for breaches of their duty of loyalty to us or our stockholders, as well as for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and transactions from which a director derives improper personal benefit. Our amended and restated certificate of incorporation will not absolve directors of liability for payment of dividends or stock purchases or redemptions by us in violation of Section 174 of the Delaware General Corporation Law (or any successor provision thereof).

The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. We do not believe that this provision eliminates the liability of our directors to us or our stockholders for monetary damages under the federal securities laws. Our amended and restated certificate of incorporation and our amended and restated bylaws provide indemnification for the benefit of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Number of Directors; Removal; Vacancies. Upon the completion of this offering, we will have six directors. Our amended and restated certificate of incorporation provides that we shall have such number of directors as is determined by a resolution of the board of directors then in office and vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office. Our amended and restated certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of at least seventy-five percent of the outstanding shares entitled to vote generally in the election of directors until such time as JCP ceases to beneficially own more than 50% of our outstanding voting power.

Special Meetings of Stockholders; Limitations on Stockholder Action by Written Consent. Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called only by our board of directors or, until such time as JCP ceases to beneficially own securities having more than 50% of our outstanding voting power, holders of not less than a majority of our issued and outstanding voting stock. Any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be effected by written consent unless the action to be effected and the taking of such action by written consent have been approved in advance by our board of directors until such time as JCP ceases to beneficially own securities having more than 50% of our outstanding voting power.

Amendments; Vote Requirements. Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws provide that the affirmative vote of 66 2/3% of the shares entitled to vote on any matter is required for stockholders to amend our amended and restated certificate of incorporation or amended and restated bylaws, including those provisions relating to action by written consent and the ability of stockholders to call special meetings.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of our Class A common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. In addition, our board of directors may authorize, without stockholder approval, undesignated preferred stock with voting rights or other rights or preferences that could impede the success of any attempt to acquire us. The existence of authorized but unissued shares of Class A common stock or preferred stock could render it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors. Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate individuals for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or 60 days after such anniversary date, such notice will be timely only if received not later than the close of business on the tenth day following the date on which a public announcement of the date of the annual meeting was made. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice.

Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

■	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

■

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

■	any merger or consolidation involving the corporation and the interested stockholder;

■	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

■	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

■

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

■	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation. Prior to the completion of this offering, our board of directors will pass a resolution expressly providing that JCP and its affiliates and any group as to which such persons are a party or any transferee of any such person or group of persons will not constitute an “interested stockholder” for purposes of these provisions.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Corporate Opportunity

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by applicable law, we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be from time to time presented to JCP or any of its affiliates or any of their respective officers, directors, agents, shareholders, members, partners, affiliates or subsidiaries (other than us and our subsidiaries) or business opportunities that such parties participate in or desire to participate in, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so, and no such person shall be liable to us for breach of any fiduciary or other duty, as a director or controlling stockholder or otherwise, by reason of the fact that such person pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us, unless, in the case of any such person who is our director, any such business opportunity is expressly offered to such director in writing solely in his or her capacity as our director.

New York Stock Exchange listing

We been authorized to list our Class A common stock on the NYSE under the symbol “EDG.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A and Class B common stock will be Wells Fargo Shareowner Services. The transfer agent’s address is 161 North Concord Exchange, South St. Paul, Minnesota, and its telephone number is 1-800-689-8788.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market in the U.S. or elsewhere for our shares of Class A common stock. Although we have been authorized to list our shares on the NYSE, we cannot assure you that there will be an actual public market for our shares. Future sales of substantial amounts of our shares in the public market following this offering or the anticipation of these sales occurring could adversely affect prevailing market prices for our shares or could impair our ability to raise capital through an offering of our shares in the future. For a further discussion of this risk, see “Risk Factors—Risks related to our Class A common stock and this offering—Shares of Class A common stock eligible for public sale after this offering could adversely affect the price of our Class A common stock.”

Our executive officers, directors and stockholders, who collectively hold an aggregate of 25,553,313 shares of Class A common stock (including restricted shares of our Class A common stock and assuming the exercise of Exchange Rights in full for shares of Class A common stock), and the underwriters have entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, with limited exceptions, our executive officers, directors and other stockholders have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our shares, including shares of our restricted stock received in the Reorganization and shares issuable upon the exercise of options received in the Reorganization, for a period after the effective date of this offering. Shares of Class A common stock issued in exchange for restricted units of EM II LP and B&L or issuable pursuant to options granted in exchange for options to purchase units of EM II LP and B&L but not held by executive officers and directors of the Company would not be subject to these lock-up agreements but, pursuant to the Reorganization Agreement, would be subject to restrictions on transfer without the Company’s consent for at least as long as the lock-up period. For details of these agreements and the periods for which they apply, see “Underwriting (Conflicts of Interest)—No Sales of Similar Securities.”

Upon the completion of this offering, we will have 17,965,087 shares of Class A common stock outstanding and 24,216,581 shares of Class B common stock outstanding. Pursuant to the Exchange Rights to be granted to EM II LP and B&L, such entities could, subject to certain limitations, exchange from time to time membership units of EDG LLC and shares of our Class B common stock, for shares of our Class A common stock on the basis of one membership unit of EDG LLC and one share of our Class B common stock collectively for one share of Class A common stock (subject to customary conversion rate adjustments for splits, stock dividends and reclassifications). All of the shares sold in this offering will be freely tradable in the U.S. public market without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Some of the remaining shares held by existing stockholders are “restricted” shares as that term is defined in Rule 144. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144, which is summarized below. The holders of our shares after this offering will be entitled to registration rights under which we will be required to register the resale of their shares under the Securities Act. See “Certain Relationships and Related Person Transaction—Investors and Registration Rights Agreement.”

In general, under Rule 144 as currently in effect, an affiliate who has beneficially owned restricted shares for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

■	one percent of the number of shares then outstanding, which will equal approximately 179,651 shares immediately after this offering, or

■	the average weekly trading volume of the shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

If any person who is deemed to be our affiliate purchases shares in this offering or acquires our shares pursuant to one of our employee benefit plans, sales under Rule 144 of the shares held by that person are subject to the volume limitations and other restrictions described in the preceding two paragraphs.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares for at least six-months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following discussion is a general summary of the material U.S. federal tax consequences of the purchase, ownership and disposition of our shares applicable to “non-U.S. holders.” As used herein, a non-U.S. holder means a beneficial owner of our shares that is not a U.S. person (as defined below) or a partnership or other pass-through entity for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets (i.e., generally, for investment). For U.S. federal income tax purposes, a U.S. person includes:

■	an individual who is a citizen or resident of the U.S.;

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a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof or the District of Columbia;

■	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

■

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons; or (2) has a valid election in effect to be treated as a U.S. domestic trust.

This summary does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position and does not consider state and local or non-U.S. tax consequences. It also does not consider non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, regulated investment companies, real estate investment trusts, dealers in securities, holders of our common stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive shares as compensation). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the “Code,” applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service, or “IRS,” and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

Each prospective non-U.S. holder is encouraged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of purchasing, holding and disposing of our shares.

U.S. Trade or Business Income

For purposes of this discussion, dividend income, and gain on the sale or other taxable disposition of our shares, will be considered to be “U.S. trade or business income” if such dividend income or gain is (1) effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States; and (2) in the case of a non-U.S. holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a “permanent establishment” or “fixed base” maintained by the non-U.S. holder in the U.S. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the non-U.S. holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as if the recipient were a U.S. person. Any U.S. trade or business income received by a non-U.S. holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Dividends

Distributions of cash or property (other than certain stock distributions) that we pay with respect to our shares (or certain redemptions that are treated as distributions with respect to our shares) will be taxable as dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to our discussion in “Recently-Enacted Federal Tax Legislation” below, a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our shares. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our shares, and thereafter will be treated as capital gain. See “Dispositions of Our Common Stock” below. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) certifying its entitlement to benefits under the treaty. A non-U.S. holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A non-U.S. holder is encouraged to consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as described above, of a non-U.S. holder who provides a properly executed IRS Form W-8ECI (or appropriate substitute or successor form), certifying that the dividends are subject to tax as income effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S.

Dispositions of Our Common Stock

Subject to our discussion in “Recently-Enacted Federal Tax Legislation” below, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

■	the gain is U.S. trade or business income, as described above;

■	the non-U.S. holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the disposition and meets other conditions; or

■

we are or have been a “U.S. real property holding corporation,” which we refer to as a “USRPHC,” at any time during the shorter of the five-year period ending on the date of disposition and the non-U.S. holder’s holding period for our shares.

Gain described in the first bullet point above will be subject to U.S. federal income tax in the manner described under “U.S. Trade or Business Income.”

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the U.S.), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests generally include land, improvements and associated personal property. We believe that we currently are not a USRPHC. In addition, based on our financial statements and current expectations regarding the value and nature of our assets and other relevant data, we do not anticipate becoming a USRPHC, although there can be no assurance these conclusions are correct or might not change in the future based on changed circumstances. If we are or become a USRPHC, a non-U.S. holder, nevertheless, will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our shares so long as our shares are “regularly traded on an established securities market” as defined under applicable Treasury regulations and a non-U.S. holder owns, actually and constructively, 5% or less of our shares during the shorter of the five-year period ending on the date of disposition and such non-U.S. holder’s holding period for our shares. Prospective investors should be aware that no assurance can be given that our shares will be so regularly traded when a non-U.S. holder sells its shares of our common stock.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each non-U.S. holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a non-U.S. holder of our shares generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our shares to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies (usually on IRS Form W-8BEN) as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of shares to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S., or is a “U.S. related person” as defined under applicable Treasury regulations. In the case of the payment of the proceeds from the disposition of our shares to or through a non-U.S. office of a broker that is either a U.S. person or a “U.S. related person”, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Non-U.S. holders are encouraged to consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our shares).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, if the non-U.S. holder provides the required information to the IRS.

Recently-Enacted Federal Tax Legislation

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-United States entities. Specifically, a 30% withholding tax may be imposed on dividends and gross proceeds from the sale or other disposition of, our capital stock paid to a foreign financial institution or to a non-financial foreign entity, unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

Although these rules currently apply to applicable payments made after December 31, 2012, the IRS has issued Proposed Treasury Regulations providing that the withholding provisions described above will generally apply to payments of dividends or interest made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of stock or debt securities on or after January 1, 2015. The Proposed Treasury Regulations described above will not be effective until they are issued in their final form, and as of the date of this report, it is not possible to determine whether the proposed regulations will be finalized in their current form or at all. Prospective investors should consult their tax advisors regarding these withholding provisions.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the shares will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING (CONFLICTS OF INTEREST)

Subject to the terms and conditions set forth in the underwriting agreement to be dated on or about             , 2012, between us and the underwriters named below, we have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us the number of shares indicated in the table below:

UNDERWRITERS	Number of Shares
Jefferies & Company, Inc.
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Stephens Inc.
Tudor, Pickering, Holt & Co. Securities, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
HSBC Securities (USA) Inc.

Total	15,000,000

Jefferies & Company, Inc., Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. are acting as joint book-running managers of this offering and as representatives of the underwriters named above.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in the shares. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the shares.

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $             per share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us
Proceeds to us, before expenses

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $2.8 million.

Determination of Offering Price

Prior to the offering, there has not been a public market for our shares. Consequently, the initial public offering price for our shares will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the shares will trade in the public market subsequent to the offering or that an active trading market for the shares will develop and continue after the offering.

Listing

We have been authorized to have our Class A common stock listed on the NYSE under the trading symbol “EDG.”

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,250,000 additional shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

EM II LP, B&L and our executive officers and directors have agreed, subject to specified exceptions, not to directly or indirectly:

■

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, or establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

■

otherwise dispose of any shares, including shares of our restricted stock received in the Reorganization and shares issuable upon the exercise of options received in the Reorganization, options or warrants to acquire shares, or securities exchangeable or exercisable for or convertible into shares currently or hereafter owned either of record or beneficially, or

■

publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc. and Morgan Stanley & Co. LLC.

This restriction terminates after the close of trading of the shares on and including the 180th day after the date of this prospectus. However, subject to certain exceptions, in the event that either:

■	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

■	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. and Morgan Stanley & Co. LLC waive, in writing, such an extension. Shares of Class A common stock issued in exchange for restricted units of EM II LP and B&L or issuable pursuant to options granted in exchange for options to purchase units of EM II LP and B&L but not held by executive officers and directors of the Company would not be subject to these lock-up agreements but, pursuant to the Reorganization Agreement, would be subject to restrictions on transfer without the Company’s consent for at least as long as the lock-up period.

Jefferies & Company, Inc. and Morgan Stanley & Co. LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the shares. A syndicate covering transaction is the bid for or the purchase of shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

None of us or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Affiliations and Conflicts of Interest

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and certain of their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

As described under the caption ”Certain Relationships and Related Person Transactions,” prior to this offering, Jefferies Group, the parent company of Jefferies & Company, Inc., directly or indirectly has made a substantial investment in and has a substantial, non-voting economic interest in JCP and Fund IV, which has control over EM II LP and B&L, entities which after giving effect to the Reorganization and this offering will control all of our outstanding Class B common stock. Certain members of our board of directors also serve as officers and directors of JCP and Fund IV. Accordingly, under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA, Jefferies & Company, Inc. may be deemed to be our “affiliate.” In addition, as described under the caption “Use of Proceeds,” Jefferies Finance LLC, an affiliate of Jefferies & Company, Inc., serves as the lead arranger and the administrative agent and has been a lender under the BL term loan. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 which requires that a “qualified independent underwriter” participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect thereto. Morgan Stanley & Co. LLC has agreed to serve as the qualified independent underwriter for this offering and will not receive any additional fees for serving in that capacity. We have agreed to indemnify Morgan Stanley & Co. LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Selling Restrictions

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offers contemplated in this prospectus supplement will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

(a) it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State, other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (2) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) to persons who are investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the U.K.

Switzerland. The shares offered pursuant to this document will not be offered, directly or indirectly, to the public in Switzerland and this document does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares being offered pursuant to this prospectus supplement on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this document does not necessarily comply with the information standards set out in the relevant listing rules. The shares being offered pursuant to this prospectus supplement have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of shares.

Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in shares.

LEGAL MATTERS

Our counsel, Dechert LLP, Philadelphia, Pennsylvania, will issue an opinion regarding the validity of our Class A common stock offered by this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Edgen Murray II, L.P. and subsidiaries as of December 31, 2011 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Bourland & Leverich Holdings LLC and subsidiary as of December 31, 2011 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of Bourland & Leverich Holding Company and subsidiaries as of September 30, 2009 and for the year then ended have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of (1) Edgen Murray II, L.P. as of December 31, 2010 and for each of the years in the two-year period ended December 31, 2010; (2) Bourland & Leverich Holdings LLC as of December 31, 2010 and for the period from July 19, 2010 to December 31, 2010; and (3) Bourland & Leverich Holdings Company as of August 19, 2010 and for the period from October 1, 2009 to August 19, 2010 included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Some items are omitted consistent with the rules and regulations of the SEC. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete.

For further information about us, our shares and any document referred to in this prospectus, we refer you to the registration statement and the exhibits to the registration statement filed as part of the registration statement. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matter involved. The registration statement, its exhibits and schedules and other information that we have filed with or furnished to the SEC may be inspected at the SEC’s public reference room at Room 1024, 100 F Street, N.E., Washington, DC 20549. Copies of this material can be obtained from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may call the SEC at (800) SEC-0350 for further information on the operation of the public reference room. Our filings will also be available to the public from commercial document retrieval services and the SEC web site at www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Edgen Group Inc.:

We have audited the accompanying balance sheet of Edgen Group Inc. as of December 31, 2011. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Edgen Group Inc. as of December 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Baton Rouge, Louisiana

March 27, 2012

EDGEN GROUP INC.

Balance Sheet

December 31, 2011

(in whole dollars)

ASSETS:
Cash	$1

TOTAL ASSETS	$1

SHAREHOLDER’S EQUITY:
Common stock, $0.0001 par value, 1,000 shares authorized; 1 share issued and outstanding at December 31, 2011	$1

TOTAL SHAREHOLDER’S EQUITY	$1

See note to the balance sheet.

EDGEN GROUP INC.

Note to Balance Sheet

Edgen Group Inc., or the Company, was incorporated on December 15, 2011 as a Delaware Corporation. The Company was initially capitalized for $1 and authorized and issued 1 share of its common stock to Edgen Holdings LLC.

The Company was formed to serve as the issuer of an initial public offering of equity, or the IPO. Concurrent with the completion of the IPO, the Company will serve as the new indirect parent holding company of (1) Edgen Murray Corporation and all of the other direct and indirect subsidiaries that have comprised the historical business of Edgen Murray II, L.P., a Delaware limited partnership and (2) the subsidiary that has comprised the entire historical business of Bourland & Leverich Holdings LLC. Edgen Group Inc. will be controlled by Edgen Murray II, L.P. and Bourland & Leverich Holdings LLC through their ownership of the Company’s Class B common stock which will be issued in connection with the Company’s IPO.

The Company has had no operations or activity since its formation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners of Edgen Murray II, L.P.:

We have audited the accompanying consolidated balance sheet of Edgen Murray II, L.P. and subsidiaries as of December 31, 2011, and the related consolidated statements of operations, partners’ (deficit) capital, comprehensive (loss) income, and cash flows for year ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of Edgen Murray II, L.P. and subsidiaries as of December 31, 2010 and 2009, and for each of the two years in the period ended December 31, 2010, were audited by other auditors whose report thereon dated March 24, 2011, expressed an unqualified opinion on those statements, before the effects of the adjustments to retrospectively reflect the change in reportable segments described in Note 14.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the December 31, 2011 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Edgen Murray II, L.P. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited the adjustments described in note 14 of the accompanying consolidated financial statements of Edgen Murray II, L.P. and subsidiaries as of December 31, 2010 and 2009, and for each of the two years in the period ended December 31, 2010 that were applied to retrospectively reflect the change in reportable segments as of December 31, 2010 and 2009, and for each of the two years in the period ended December 31, 2010. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the consolidated financial statements of Edgen Murray II, L.P. and subsidiaries as of December 31, 2010 and 2009, and for each of the two years in the period ended December 31, 2010, other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements of Edgen Murray II, L.P. and subsidiaries as of December 31, 2010 and 2009, and for each of the two years in the period ended December 31, 2010 taken as a whole.

/s/ KPMG LLP

Baton Rouge, Louisiana

February 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Edgen Murray II, L.P.

Baton Rouge, Louisiana

We have audited the accompanying consolidated balance sheet of Edgen Murray II, L.P. and subsidiaries (the “Company”) at December 31, 2010, and the related consolidated statements of operations, partners’ (deficit) capital, comprehensive (loss) income, and cash flows for each of the two years in the period ended December 31, 2010, before the effects of the adjustments to retrospectively reflect the change in reportable segments described in Note 14. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements, before the effects of the adjustments to retrospectively reflect the change in reportable segments described in Note 14 present fairly, in all material respects, the financial position of Edgen Murray II, L.P. and subsidiaries at December 31, 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the change in reportable segments described in Note 14 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ Deloitte & Touche LLP
New Orleans, Louisiana

March 24, 2011

Edgen Murray II, L.P. and subsidiaries

Consolidated balance sheets

December 31, 2011 and 2010

(In thousands)

	2011	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,218	$62,478
Accounts receivable—net of allowance for doubtful accounts of $1,739 and $1,725, respectively	198,663	104,831
Inventory	196,004	128,482
Income tax receivable	1,209	19,595
Prepaid expenses and other current assets	8,616	6,039
Deferred tax asset—net	209	35
Asset held for sale	—	5,224

Total current assets	430,919	326,684
PROPERTY, PLANT, AND EQUIPMENT—NET	45,510	49,287
GOODWILL	22,965	22,912
OTHER INTANGIBLE ASSETS—NET	25,447	40,766
OTHER ASSETS	503	812
DEFERRED TAX ASSET—NET	1,044	38
DEFERRED FINANCING COSTS	11,489	12,678
INVESTMENT IN UNCONSOLIDATED AFFILIATE	13,180	10,843

TOTAL ASSETS	$551,057	$464,020

LIABILITIES AND DEFICIT
CURRENT LIABILITIES:
Managed cash overdrafts	$112	$2
Accounts payable	147,202	68,812
Accrued expenses and other current liabilities	15,848	10,140
Income taxes payable	4,307	2,046
Deferred revenue	5,139	2,304
Accrued interest payable	26,443	26,340
Deferred tax liability—net	991	38
Current portion of long term debt and capital lease	358	318

Total current liabilities	200,400	110,000
DEFERRED TAX LIABILITY—NET	4,544	5,470
OTHER LONG TERM LIABILITIES	783	319
LONG TERM DEBT AND CAPITAL LEASE	500,383	479,493

Total liabilities	706,110	595,282

COMMITMENTS AND CONTINGENCIES DEFICIT:
General partner	1	1
Limited partners	(129,736)	(105,774)
Accumulated other comprehensive loss	(25,648)	(25,531)

Total partners’ deficit	(155,383)	(131,304)
Non-controlling interest	330	42

Total deficit	(155,053)	(131,262)

TOTAL LIABILITIES AND DEFICIT	$551,057	$464,020

See accompanying notes to consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Consolidated statements of operations

For the years ended December 31, 2011, 2010 and 2009

(In thousands)

	2011	2010	2009
SALES	$911,612	$627,713	$773,323
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown below)	777,108	536,807	672,595
Selling, general and administrative expense, net of service fee income	75,029	65,256	70,693
Depreciation and amortization expense	21,091	20,269	20,136
Impairment of goodwill	—	62,805	—

Total operating expenses	873,228	685,137	763,424

INCOME (LOSS) FROM OPERATIONS	38,384	(57,424)	9,899

OTHER INCOME (EXPENSE):
Equity in earnings of unconsolidated affiliate	3,680	1,029	—
Other income—net	1,366	190	1,447
Loss on prepayment of debt	—	—	(7,523)
Interest expense—net	(63,870)	(64,208)	(47,085)

LOSS BEFORE INCOME TAX EXPENSE (BENEFIT)	(20,440)	(120,413)	(43,262)
INCOME TAX EXPENSE (BENEFIT)	4,088	(22,125)	(22,373)

NET LOSS	(24,528)	(98,288)	(20,889)

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	288	14	—

NET LOSS AVAILABLE TO COMMON PARTNERSHIP INTERESTS	$(24,816)	$(98,302)	$(20,889)

See accompanying notes to consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Consolidated statements of comprehensive (loss) income

For the years ended December 31, 2011, 2010 and 2009

(In thousands)

	2011	2010	2009
NET LOSS	$(24,528)	$(98,288)	$(20,889)
OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX:
Foreign currency translation adjustments	(117)	(4,062)	13,521
Foreign currency exchange contracts
Unrealized loss on foreign currency exchange contracts, net of tax benefit of: 2009– $244	—	—	(1,319)
Reclassification adjustment for losses included in net income, net of tax benefit of: 2009– $497	—	—	2,793
Interest rate derivatives
Unrealized loss on interest rate derivatives, net of tax benefit of: 2009– $1,189	—	—	(2,409)
Reclassification adjustment for losses included in net income, net of tax benefit of: 2009– $6,944	—	—	12,998

Other comprehensive (loss) income, net of tax	(117)	(4,062)	25,584

COMPREHENSIVE (LOSS) INCOME	(24,645)	(102,350)	4,695
COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	288	14	—

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO COMMON PARTNERSHIP INTERESTS	$(24,933)	$(102,364)	$4,695

See accompanying notes to consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Consolidated statements of partners’ (deficit) capital

For the years ended December 31, 2011, 2010 and 2009

(In thousands, except unit data)

	$0000	$0000	$0000	$0000	$0000	$0000	$0000
	Number of units
	Common general partnership interest	Common limited partnership interests	Common partnership interests	Accumulated other comprehensive income (loss)	Total partners’ deficit	Non- controlling interest	Total deficit
Balances as of January 1, 2009	1	209,798	$10,514	$(47,053)	$(36,539)	$—	$(36,539)
Net loss	—	—	(20,889)	—	(20,889)	—	(20,889)
Other comprehensive loss	—	—	—	25,584	25,584	—	25,584
Forfeiture of non—vested restricted units	—	(200)	—	—	—	—	—
Amortization of restricted common units	—	—	1,061	—	1,061	—	1,061
Amortization of unit options	—	—	1,004	—	1,004	—	1,004

Balances as of December 31, 2009	1	209,598	(8,310)	(21,469)	(29,779)	—	(29,779)

Net income (loss)	—	—	(98,288)	—	(98,288)	(14)	(98,302)
Other comprehensive loss	—	—	—	(4,062)	(4,062)	—	(4,062)
Contributions to non—controlling interest	—	—	—	—	—	56	56
Forfeiture of non—vested restricted units	—	(355)	—	—	—	—	—
Issuance of restricted common units	—	250	—	—	—	—	—
Amortization of restricted common units	—	—	493	—	493	—	493
Amortization of unit options	—	—	332	—	332	—	332

Balances as of December 31, 2010	1	209,493	(105,773)	(25,531)	(131,304)	42	(131,262)

Net income (loss)	—	—	(24,816)	—	(24,816)	288	(24,528)
Other comprehensive loss	—	—	—	(117)	(117)	—	(117)
Amortization of restricted common units	—	—	28	—	28	—	28
Amortization of unit options	—	—	826	—	826	—	826

Balances as of December 31, 2011	1	209,493	$(129,735)	$(25,648)	$(155,383)	$330	$(155,053)

See accompanying notes to consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2011, 2010 and 2009

(In thousands)

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(24,528)	$(98,288)	$(20,889)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	21,091	20,269	20,136
Amortization of deferred financing costs	2,558	3,684	2,372
Impairment of goodwill	—	62,805	—
Equity in earnings of unconsolidated affiliate	(3,680)	(1,029)	—
Distributions received from unconsolidated affiliate	835	—	—
Amortization of discount on long-term debt	740	654	14
Noncash accrual of interest on note payable	—	—	363
Loss on prepayment of debt	—	—	7,523
Unit-based compensation expense	854	825	2,065
Allowance for doubtful accounts	317	126	1,632
Provision for inventory allowances and writedowns	1,251	2,515	24,175
Deferred income tax benefit	(1,251)	(5,022)	(9,470)
Loss on foreign currency transactions	456	1,559	853
Unrealized loss on derivative instruments	497	176	7,264
Gain on sale of property, plant, and equipment	(994)	(357)	(22)
Changes in operating assets and liabilities:
Accounts receivable	(95,508)	1,977	98,245
Inventory	(69,058)	23,399	104,239
Income tax receivable	18,365	2,187	(21,225)
Prepaid expenses and other current assets	(2,029)	3,229	7,010
Accounts payable	82,099	2,965	(92,224)
Accrued expenses, other current liabilities, and deferred revenue	7,387	7,126	(12,023)
Income tax payable	2,463	380	(27,199)
Other	557	1,029	(969)

Net cash provided by (used in) operating activities	(57,578)	30,209	91,870

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in unconsolidated affiliate	—	(10,000)	—
Purchase of PetroSteel	—	(4,000)	(4,000)
Purchases of property, plant, and equipment	(2,848)	(13,999)	(4,140)
Proceeds from the sale of property, plant, and equipment	6,277	1,170	176

Net cash provided by (used in) investing activities	3,429	(26,829)	(7,964)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of long-term debt	—	—	460,624
Deferred financing costs	(1,309)	(1,209)	(13,311)
Principal payments on long-term debt and capital lease	(379)	(4,315)	(493,916)
Proceeds from EM Revolving Credit Facility	170,495	12,760	187,732
Payments to EM Revolving Credit Facility	(149,972)	(12,760)	(192,025)
Managed cash overdraft	168	(56)	(8,976)

Net cash provided by (used in) financing activities	19,003	(5,580)	(59,872)

Effect of exchange rate changes on cash and cash equivalents	(1,114)	(1,055)	(9)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(36,260)	(3,255)	24,025
CASH AND CASH EQUIVALENTS—beginning of period	62,478	65,733	41,708

CASH AND CASH EQUIVALENTS—end of period	$26,218	$62,478	$65,733

See accompanying notes to consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements

(In thousands, except per unit data and number of units)

1. Organization and summary of significant accounting policies

Description of Operations—Edgen Murray II, L.P. (“EM II LP” or “Company”), through its subsidiaries, is a leading global distributor of specialty products to the energy sector, including highly engineered steel pipe, valves, quenched and tempered and high yield heavy plate and related components and primarily serves customers that operate in the upstream, midstream and downstream end-markets for oil and natural gas as well as the power generation, civil construction and mining market segments. The Company has operations in the United States, Canada, Brazil, the United Kingdom, Singapore, India, the United Arab Emirates (“UAE”) and Saudi Arabia, and sales representative offices in Australia, China, France and Indonesia. The Company is headquartered in Baton Rouge, Louisiana.

Organization—EM II LP is a Delaware limited partnership formed in 2007 by Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP IV LLC (collectively, “Fund IV”), certain other institutional investors and existing management to acquire Edgen/Murray, L.P., the Company’s predecessor. Jefferies Capital Partners (“JCP”) has controlled EM II LP and its predecessor since 2005.

Initial public offering—On December 29, 2011, Edgen Group Inc., a newly formed Delaware corporation, filed a Registration Statement on Form S-1 with the United States Securities and Exchange Commission (“SEC”) relating to an initial public offering of shares of its Class A common stock. The registration statement relating to these securities has not yet been declared effective. If the registration statement is declared effective and if the offering is completed, Edgen Group Inc. would serve as the holding company of EM II LP and its subsidiaries. However, there can be no assurance that Edgen Group Inc.’s Registration Statement will be declared effective or that Edgen Group Inc. will complete an initial public offering of its Class A common stock.

Significant accounting policies:

Basis of presentation—The consolidated financial statements and notes are presented in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles” or “GAAP”) and include the accounts of EM II LP and its wholly owned subsidiaries. The Company’s subsidiary, Edgen Murray FZE (“EM FZE”), has a consolidated 70% ownership in a Bahraini joint venture which operates in Saudi Arabia. The remaining 30% ownership is presented as non-controlling interest in the consolidated financial statements. Dollar amounts contained in these consolidated financial statements are in thousands, except per unit and number of unit data.

Use of estimates—The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and (iii) the reported amounts of revenues and expenses during the reporting period. Areas requiring significant estimates by Company management include the following:

•	provisions for uncollectible receivables;

•	recoverability of inventories and application of lower of cost or market accounting;

•	recoverability of goodwill and other indefinite-lived intangible assets;

•	recoverability of other intangibles and long-lived assets and related estimated lives;

•	valuation of equity based compensation; and

•	provisions for income taxes and related valuation allowances and tax uncertainties.

Actual results could differ from those estimates.

Cash equivalents—The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Managed cash overdrafts—The Company utilizes a cash management system under which a book overdraft represents the outstanding checks on the Company’s controlled disbursement bank account in excess of funds on deposit in the account at the balance sheet date. The balance of book overdrafts is classified as managed cash overdrafts in the current liabilities section of the consolidated balance sheets. Changes in managed cash overdrafts during the years ended December 31, 2011, 2010 and 2009 are reflected as a financing activity in the consolidated statements of cash flows.

Accounts receivable— Accounts receivable is shown net of allowance for doubtful accounts. The allowance for doubtful accounts reflects the Company’s estimate of the uncollectible trade accounts receivable based on the aging and other collectability attributes of specific customer receivable accounts.

Inventory—Inventory consists primarily of prime carbon steel pipe and plate, alloy grade pipe, fittings and flanges, structural sections and specialized valves. Inventory is stated at the lower of cost or market (net realizable value). Cost is determined by the weighted-average cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving or defective items. As a result of deteriorated market conditions in the industry, the Company reduced the carrying value of its inventory to its net realizable value resulting in a charge of $22,464 to cost of sales in the statement of operations for the year ended December 31, 2009.

Property, plant and equipment—Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment for financial reporting purposes is recorded using the straight-line method over the estimated useful lives of the individual assets when placed into service. Useful lives range from one to ten years for leasehold improvements, two to ten years for equipment and computers and ten to fifty years for buildings and land improvements. Construction in process represents costs associated with property, plant and equipment that have not been placed into service. Accelerated methods of depreciation are used for income tax purposes. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred.

Asset held for sale—Assets held for sale are recorded at the lower of their net carrying value less costs to sell or fair market value. At December 31, 2010, the Company had moved its Singapore operations into its new facility and the former facility was available for sale with a firm commitment to sell the facility in January 2011. The asset was sold in January 2011 for $6,329 and the Company recognized a gain of $980 in 2011. During 2010, the Company also sold a facility in Florida for $1,020 and a gain of $75 was recognized and is included within the consolidated statement of operations for the year ended December 31, 2010.

Capitalized software costs—Capitalized costs associated with computer software developed or obtained for internal use includes external consultant costs and internal payroll and payroll-related costs for employees directly involved in the application development stage of computer software development.

Leases—The Company enters into both finance and operating lease agreements. Fixed assets held under lease agreements, which confer rights and obligations similar to those attached to owned assets, are capitalized as fixed assets and are depreciated over their economic lives. Future finance lease obligations are recorded as liabilities, while the interest element is charged to the statements of operations over the period of the related finance lease obligation. Rentals under operating leases are charged to the statements of operations on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Goodwill — Goodwill represents the excess of the purchase price of an acquired business over the portion of the purchase price assigned to the assets acquired and liabilities assumed in the transaction. Goodwill is not amortized, but is subject to annual impairment testing at the beginning of each year, and more frequently if circumstances indicate that it is probable that the fair value of goodwill is below its carrying amount. Fair value is determined using discounted cash flows and guideline company multiples. Significant estimates used in calculating fair value include estimates of future cash flows, future short-term and long term growth rates, weighted average cost of capital and guideline company multiples for each of the reporting units. At December 31, 2011, the Company’s goodwill balance is attributable to its U.K. and Singapore reporting units and is included within General Company for segment reporting purposes. No impairment of goodwill was identified during the years ended December 31, 2011 and 2009. See Note 6 for information regarding the $62,805 goodwill impairment charge recorded in 2010.

Other identifiable intangible assets—Other identifiable intangible assets include customer relationships, tradenames, noncompetition agreements and trademarks. Intangible assets with finite useful lives are amortized to expense over their estimated useful lives: seven years for customer relationships and one to six years for noncompetition agreements. Intangible assets with an indefinite useful life, such as tradenames and trademarks, are evaluated annually for impairment and more frequently if circumstances dictate, by comparing the carrying amounts to the fair value of the individual assets. The useful lives for the Company’s intangible assets are determined based on historical experience.

The fair value of customer relationships and noncompetition agreements is derived using an income/excess earnings valuation method, which is based on the assumption that earnings are generated by all of the assets held by the Company, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the customer relationship intangible, including future earnings projections, discount rates and customer attrition rates. In determining the fair value for noncompetition agreements, the Company considers future earnings projections, discount rates and estimates of potential losses resulting from competition, the enforceability of the terms and the likelihood of competition in the absence of the agreement.

The fair value of tradenames is derived using a relief from royalty valuation method which assumes that the owner of intellectual property is relieved from paying a royalty for the use of that asset. The royalty rate attributable to the intellectual property represents the cost savings that are available through ownership of the asset by the avoidance of paying royalties to license the use of the intellectual property from another owner. Accordingly, earnings forecasts of income reflect an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. Estimates and assumptions used in deriving the fair value of tradenames include future earnings projections, discount rates and market royalty rates identified on similar recent transactions.

Impairment of long-lived assets—Long-lived assets, including property, plant and equipment, are assessed for impairment when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any) are less than such asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. No impairment of long-lived assets was identified during the years ended December 31, 2011, 2010 and 2009.

Deferred financing costs—Deferred financing costs are charged to operations as additional interest expense over the life of the underlying indebtedness using the effective interest method. Deferred financing costs charged to the statements of operations as interest during the years ended December 31, 2011, 2010 and 2009, were $2,558, $3,684 and $2,372, respectively.

Income taxes—Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company considers future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance. The Company’s uncertain tax positions requiring recognition in these consolidated financial statements are disclosed in Note 11.

Revenue recognition—The Company recognizes revenues on product sales when the earning process is complete, meaning the risks and rewards of ownership have transferred to the customer (as defined by the shipping terms) and collectability is reasonably assured. Revenue is recorded, net of discounts, customer incentives, value-added tax and similar taxes as applicable in foreign jurisdictions. Rebates and discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. The Company uses pre-defined internationally accepted shipping terms that clearly communicate the roles of the buyer and seller relative to the tasks, costs and risks associated with the transportation and delivery of goods. For project orders that require delivery in multiple phases, the Company will recognize revenue for each shipment of product when title transfers in accordance with agreed shipping terms. Shipping and handling costs related to product sales are also included in sales.

Equity-based compensation—The Company has equity-based compensation plans for certain employees and directors. All forms of equity-based payments to employees are recognized as compensation expense based on the grant date fair value of the award and recognized over the requisite service period associated with the award.

Foreign currency—The Company’s non-U.S. subsidiaries maintain their accounting records in their respective functional currencies. All assets and liabilities in foreign currencies are translated into the relevant measurement currency for each entity at the rate of exchange at the balance sheet date. Transactions in foreign currencies are translated into the relevant measurement currency at an average rate of exchange during the period. The cumulative effect of foreign currency translation adjustment is recorded as accumulated other comprehensive income (loss) and included in the consolidated statements of partners’ (deficit) capital. Foreign currency exchange transaction gains or losses are charged to earnings in the period during which the transactions are settled.

Derivative financial instruments— The Company has entered into derivative instruments such as swaps, forwards and other contracts to manage risks associated with changes in interest rates and foreign currency rates. The Company does not use derivative instruments for trading purposes and has procedures in place to monitor and control their use.

The Company records its derivative financial instruments at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss, if any, on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in the results of operations. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instrument for a cash flow hedge is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately. See Notes 15 and 16 for a discussion of the use of derivative instruments, management of credit risk inherent in derivative instruments and fair value information.

Other comprehensive (loss) income (“OCI”)— Comprehensive (loss) income includes net earnings and other comprehensive (loss) income. The change in accumulated other comprehensive (loss) income for all periods presented resulted from foreign currency translation adjustments and, in 2009, changes in the fair value of interest rate derivatives and foreign currency exchange contracts.

Fair values of financial instruments—The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the short term maturity of those instruments. The fair value of long term debt is based on estimated market quotes or recent trades. The fair value of derivatives is based on the estimated amount the Company would receive or pay if the transaction was terminated, taking into consideration prevailing exchange rates and interest rates, in a transaction between market participants.

Investment in unconsolidated affiliate—The Company’s investment in Bourland & Leverich Holdings LLC and Subsidiary (“B&L”), a distributor of oil country tubular goods, is accounted for under the equity method. The equity method of accounting is required unless the investor’s interest is so minor that they may have virtually no influence over operating and financial policies. Given that the Company’s investment in B&L represents 14.5% of the common equity of a limited liability company, the Company’s investment is considered to be more than minor.

The Company’s investment in B&L is included in investment in unconsolidated affiliate on the consolidated balance sheets. Earnings on this investment are recorded in equity in earnings of unconsolidated affiliate in the consolidated statements of operations. Any intra-entity profit or loss has been eliminated for all periods presented.

2. Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by FASB or other standard setting bodies. Updates to the Accounting Standard Codification (“ASC”) are communicated through issuance of an Accounting Standards Update (“ASU”).

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This update is intended to increase the prominence of other comprehensive income in the financial statements by eliminating one of the presentation options provided by current GAAP, and requiring an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company adopted this guidance at December 31, 2011 and chose to present other comprehensive income within a separate statement of comprehensive income. The effect of this amended guidance has been retrospectively applied to all periods presented.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This update allows an entity, when conducting its annual or interim goodwill impairment analysis, to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after conducting this assessment, an entity determines that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, then performing the two-step goodwill impairment test is unnecessary. The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted. The Company’s early adoption of this guidance on September 30, 2011 did not have a material impact on its financial position, results of operations or cash flows.

3. Supplemental consolidated statements of cash flow information

	2011	2010	2009
Interest paid	$60,593	$35,795	$36,665
Income taxes paid	2,834	2,085	36,891
Income tax refunds received	18,375	21,975	1,367

Non-cash investing and financing activities:
Purchases of property, plant and equipment included in accounts payable	459	2,109	754
Issuance of Edgen Murray, II L.P. restricted common units	—	78	—

4. Property, plant and equipment

Property, plant and equipment at December 31, 2011 and 2010 consisted of the following:

	2011	2010
Land and land improvements	$11,188	$11,191
Building	37,012	35,429
Equipment and computers	28,188	28,639
Leasehold improvements	6,000	4,631
Construction in progress	163	90

	82,551	79,980
Less accumulated depreciation	(37,041)	(30,693)

Property, plant and equipment—net	$45,510	$49,287

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was as follows:

	2011	2010	2009
Depreciation expense	$5,467	$4,907	$4,690

The Company is party to a capital lease of land, an office building and two warehouses in Newbridge, Scotland (see Note 8).

5. Intangible assets

The following table summarizes the Company’s intangible assets at December 31, 2011 and 2010:

	Gross carrying value		Accumulated amortization		Net carrying value
	2011	2010	2011	2010	2011	2010

Intangible assets subject to amortization:
Customer relationships	$82,057	$81,941	$(73,004)	$(61,198)	$9,053	$20,743
Noncompete agreements	22,011	22,011	(17,055)	(13,409)	4,956	8,602
Sales backlog	9,589	9,580	(9,589)	(9,580)	—	—
Intangible assets not subject to amortization:
Tradenames	11,424	11,407	—	—	11,424	11,407
Trademarks	14	14	—	—	14	14

	$125,095	$124,953	$(99,648)	$(84,187)	$25,447	$40,766

The gross carrying values and accumulated amortization of intangible assets increased $142 and decreased $137, respectively, at December 31, 2011 compared to December 31, 2010 due to the effect of foreign currency translation.

Amortization expense for the years ended December 31, 2011, 2010 and 2009 was as follows:

	2011	2010	2009
Amortization expense	$15,598	$15,362	$15,446

The Company’s scheduled amortization expense associated with intangible assets is expected to be:

Years Ending December 31:
2012	$11,869
2013	1,808
2014	332
2015	—
2016	—
Thereafter	—

$14,009

The cumulative weighted average remaining amortization period for customer relationships and noncompete agreements was 1.26 years at December 31, 2011. Sales backlog was fully amortized at December 31, 2011 and 2010.

6. Goodwill

The following table presents changes to goodwill and the gross carrying value and accumulated impairment losses associated with goodwill at the dates indicated:

	Gross	Accumulated impairment	Effects of foreign currency	Net
Beginning balance at January 1, 2010	$86,674	$—	$(3,394)	$83,280
Goodwill related to acquisitions	4,000	—	—	4,000
Impairment charges	—	(62,805)	—	(62,805)
Effects of foreign currency	—	—	(1,563)	(1,563)

Ending balance at December 31, 2010	$90,674	$(62,805)	$(4,957)	$22,912
Effects of foreign currency	—	—	53	53

Ending balance at December 31, 2011	$90,674	$(62,805)	$(4,904)	$22,965

There were no impairment charges during the year ended December 31, 2011.

During the year ended December 31, 2010, the Company revised its operating forecasts to project a slower future earnings recovery than originally planned due to the continued slow global economic recovery as well as uncertainty surrounding energy demand and commodity pricing. In conjunction with preparing the revised forecasts, the Company performed an interim goodwill impairment analysis using the same methodology as the annual test, which combines a discounted cash flow valuation and comparable company market value approach to determine the fair value of the Company’s reporting units.

The Company’s Americas and UAE reporting units failed Step 1 of the goodwill impairment analysis during the year ended December 31, 2010 because the book value of these reporting units exceeded their estimated fair value. Step 2 of the goodwill impairment analysis included a determination of the implied fair value of the Americas and UAE reporting units goodwill by assigning the fair value of the reporting units determined in Step 1 to all of the assets and liabilities of the Americas and UAE reporting units (including any recognized and unrecognized intangible assets) as if the Americas and UAE reporting units had been acquired in a business combination. The Company then compared the implied fair value of goodwill to the carrying amount of goodwill to determine if goodwill was impaired. Based on this analysis, the Company recorded a goodwill impairment charge of $62,805 in 2010 to reduce the goodwill balance at the Americas and UAE reporting units to zero.

7. Investment in unconsolidated affiliate

On August 19, 2010, Edgen Murray Corporation (“EMC”) invested $10,000 in exchange for 14.5% of the common equity in B&L. The Company accounts for the B&L investment under the equity method of accounting.

At December 31, 2011 and 2010, the investment in B&L was $13,180 and $10,843, respectively. Equity in the earnings of B&L for the year ended December 31, 2011 and the period August 19, 2010 through December 31, 2010 was $3,680 and $1,029, respectively.

Summarized financial information for B&L is as follows:

	Year ended December 31, 2011	Period August 19, 2010 to December 31, 2010
Sales	$763,659	$239,673
Gross profit	76,437	27,101
Income from operations	45,980	14,788
Net income	23,982	6,493

	2011	2010
Current assets	$206,323	$158,789
Long term assets	156,544	173,416
Current liabilities	107,533	64,633
Long-term liabilities	164,218	195,797

Net assets	$91,116	$71,775

In addition to EMC’s investment in B&L, EMC entered into a services agreement with B&L to provide certain general and administrative services including, but not limited to, information technology support services, legal, treasury, tax, financial reporting and other administrative services for an annual fee of $2,000 and reimbursement of costs incurred by EMC. Selling, general and administrative expense, net of service fee income, on the statement of operations includes $2,000 and $740 of service fee income related to the services agreement for the year ended December 31, 2011 and for the period August 19, 2010 through December 31, 2010, respectively.

8. Credit arrangements, long term debt and capital lease

Credit arrangements, long term debt and capital lease consisted of the following at December 31, 2011 and 2010:

	2011	2010
$465,000 12.25% EMC Senior Secured Notes, net of discount of $2,968 and $3,708 at December 31, 2011 and 2010; due January 15, 2015	$462,032	$461,292
$195,000 EM Revolving Credit Facility, due May 11, 2014	20,523	—
$15,000, EM FZE Facility, due May 31, 2012	—	—
Capital lease	18,186	18,519

Total long term debt and capital lease	500,741	479,811
Less: current portion	(358)	(318)

Long term debt and capital lease, less current portion	$500,383	$479,493

EMC Senior Secured Notes—On December 23, 2009, EMC issued $465,000 aggregate principal amount of 12.25% senior secured notes (the “EMC senior secured notes”) with an original issue discount of $4,376. Interest accrues on the EMC senior secured notes at a rate of 12.25% semi-annually and is payable in arrears on each January 15 and July 15, commencing on July 15, 2010.

EMC may redeem some or all of the EMC senior secured notes at any time prior to January 15, 2013 at a redemption price equal to 100% of the principal plus an applicable premium set forth in the terms of the EMC senior secured notes and accrued and unpaid interest at the redemption date. The applicable premium is calculated as the greater of:

(1)	1.0% of the principal amount of the EMC senior secured notes; or

(2)	the excess of:

(a)	the present value at the redemption date of (i) the redemption price of the EMC senior secured notes at January 15, 2013 plus (ii) all required interest payments due on the EMC senior secured notes through January 15, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate at such redemption date plus 50 basis points; over

(b)	the principal amount of the EMC senior secured notes.

On or after January 15, 2013, EMC may at its option redeem some or all of the EMC senior secured notes at the following redemption price, plus accrued and unpaid interest to the date of redemption:

On or after:	Percentage
January 15, 2013	106.125%
January 15, 2014 and thereafter	100.000%

In addition, at any time prior to January 15, 2013, EMC may redeem up to 35% of the aggregate original principal amounts of the EMC senior secured notes issued under the indenture at a price equal to 112.25% of the principal amount, plus accrued and unpaid interest, to the date of redemption with the net cash proceeds of certain equity offerings. The terms of the EMC senior secured notes also contain certain change in control and sale of asset provisions under which the holders of the EMC senior secured notes have the right to require EMC to repurchase all or any part of the EMC senior secured notes at an offer price in cash equal to 101% and 100%, respectively, of the principal amount, plus accrued and unpaid interest, to the date of the repurchase.

The indenture governing the EMC senior secured notes contains various covenants that limit the Company’s discretion in the operation of its business. Among other things, it limits the Company’s ability and the ability of its subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, make certain investments and loans and enter into certain transactions with affiliates. It also places restrictions on the Company’s ability to pay dividends or make certain other restricted payments and its ability or the ability of its subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of their respective assets. At December 31, 2011, the Company was in compliance with the affirmative and negative covenants applicable under the EMC senior secured notes.

The EMC senior secured notes are guaranteed on a senior secured basis by EM II LP and each of its existing and future U.S. subsidiaries that (1) is directly or indirectly 80% owned by EM II LP, (2) guarantees the indebtedness of EMC or any of the guarantors and (3) is not directly or indirectly owned by any non-U.S. subsidiary. At December 31, 2011, EMC is EM II LP’s only U.S. subsidiary, and, therefore, EM II LP is currently the only guarantor of the EMC senior secured notes.

The EMC senior secured notes and related guarantees are secured by:

•

first-priority liens and security interests, subject to permitted liens, in EMC’s and the guarantors’ principal U.S. assets (other than the working capital assets which collateralize the EM revolving credit facility), including material real property, fixtures and equipment, intellectual property and certain capital stock of EM II LP’s direct restricted subsidiaries now owned or hereafter acquired; and

•

second-priority liens and security interests, subject to permitted liens (including first-priority liens securing the EM revolving credit facility), in substantially all of the EMC and the guarantors’ cash and cash equivalents, deposit and securities accounts, accounts receivable, inventory, other personal property relating to such inventory and accounts receivable and all proceeds there from, in each case now owned or acquired in the future.

Under an intercreditor agreement, the security interest in certain assets consisting of cash and cash equivalents, inventory, accounts receivable and deposit and securities accounts, is subordinated to a lien thereon that secures the EM revolving credit facility. As a result of such lien subordination, the EMC senior secured notes are effectively subordinated to the EM revolving credit facility to the extent of the value of such assets.

EM Revolving Credit Facility— On September 2, 2011, the Company entered into a sixth amendment (the “Sixth Amendment”) to the EM revolving credit facility among JPMorgan Chase Bank, N.A. and other financial institutions party thereto, EMC, EM Europe, Edgen Murray Canada Inc. (“EM Canada”) and Edgen Murray Pte. Ltd. (“EM Pte”), (collectively, the “Borrowers”). The Sixth Amendment extended the maturity date of the EM revolving credit facility from May 11, 2012 to May 11, 2014 and increased the aggregate amount available under the EM revolving credit facility from $175,000 to $195,000 (subject to an increase by the Company of up to $25,000 for a total of $220,000), of which:

•	EMC may utilize up to $180,000 ($25,000 of which can only be used for letters of credit) less any amounts utilized under the sublimits of EM Canada and EM Europe;

•	EM Europe may utilize up to $60,000;

•	EM Canada may utilize up to $10,000; and

•	EM Pte may utilize up to $15,000

Actual credit availability under the EM revolving credit facility for each Borrower fluctuates because it is subject to a borrowing base, limitation that is calculated based on a percentage of eligible trade accounts receivable and inventories, the balances of which fluctuate, and is subject to discretionary reserves, revaluation adjustments and sublimits as defined by the EM revolving credit facility and imposed by the administrative agent. The Borrowers may utilize the EM revolving credit facility for borrowings as well as for the issuance of various trade finance instruments and other permitted indebtedness. The EM revolving credit facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of EMC, EM Canada, EM Pte, EM Europe and each of the guarantors. Additionally, the common shares of EM Pte and Edgen Murray FZE (“EM FZE”) secure the portion of the EM revolving credit facility utilized by EM Europe. The EM revolving credit facility is guaranteed by EM II LP. Additionally, each of the EM Canada sub-facility, the EM Europe sub-facility and the EM Pte sub-facility is guaranteed by EMGH, PAL, EM Europe, EM Canada and EM Pte.

The EM revolving credit facility also provides for limitations on additional indebtedness, the payment of dividends and distributions, investments, loans and advances, transactions with affiliates, dispositions or mergers and the sale of assets. At December 31, 2011, the Company was in compliance with the financial, affirmative and negative covenants applicable under the EM revolving credit facility.

At December 31, 2011 and 2010, there were cash borrowings of $20,523 and $0, respectively, reserves of $3,622 and $3,528, respectively, and trade finance instruments of $42,338 and $22,136, respectively, outstanding under the EM revolving credit facility. For the year ended December 31, 2011, the Company’s weighted average interest rate paid for cash borrowings under the EM revolving credit facility was 4.36%.

At December 31, 2011, borrowing availability under the EM revolving credit facility was as follows (based on the value of the Company’s borrowing base on that date):

	EMC		EM Canada	EM Europe	EM Pte	Total
Total availability	$118,405		$1,679	$26,436	$15,000	$161,520
Less utilization and reserves	(53,043	)(a)	(75)	(8,436)	(4,929)	(66,483)

Net availability	$65,362		$1,604	$18,000	$10,071	$95,037

(a)	Includes a letter of credit in the amount of $5,000 issued to HSBC which supports the local credit facility of EM FZE (see below).

EM FZE Facility—EM FZE has a local credit facility under which it has the ability to borrow up to the lesser of $15,000 or the amount secured by a letter of credit. At December 31, 2011 and 2010, EM FZE had the ability to borrow up to $5,000 and $12,000, respectively, because the facility was fully secured by a letter of credit in those amounts issued under the EM revolving credit facility. EM FZE may utilize the local facility for borrowings, foreign exchange, letters of credit, bank guarantees and other permitted indebtedness.

This facility is primarily used to support the trade activity of EM FZE. Borrowings on the local facility are charged interest at the prevailing London Interbank Offered Rate, plus a margin of 2%. At December 31, 2011 and 2010, there was approximately $504 and $861, respectively, in trade finance instruments issued under this local facility. Availability under this local credit facility was $4,496 and $11,139 at December 31, 2011 and 2010, respectively.

Scheduled annual maturities, excluding mandatory prepayments, if any, for all Company outstanding credit arrangements and long term debt, excluding capital leases, for the years after December 31, 2011, are as follows:

for years after December 31, 2011:
2012	$—
2013	—
2014	20,523
2015	462,032
2016	—
Thereafter	—

$482,555

Capital lease—On December 16, 2005, EM Europe (formerly Murray International Metals Ltd.) sold land, an office building and two warehouses at its Newbridge location for $23,040 (£12,988), less fees of approximately $308. Concurrent with the sale, EM Europe entered into an agreement to lease back all of the sold property for an initial lease term of 25 years. Under the lease agreement, the initial term will be extended for two further terms of ten years each, unless canceled by EM Europe. The Company accounts for this lease as a capital lease because the net present value of the future minimum lease payments exceeds 90% of the fair value of the leased asset. The lease requires EM Europe to pay customary operating and repair expenses.

The carrying value of the leased fixed assets at December 31, 2011 and 2010, net of accumulated depreciation of $4,483 and $3,668, respectively, is $15,320 and $16,089, respectively, and is included within property, plant and equipment—net on the consolidated balance sheets. A schedule of the future minimum lease payments under the finance lease and the present value of the net minimum lease payments at December 31, 2011 are as follows:

for years after December 31, 2011:
2012	$2,131
2013	2,131
2014	2,131
2015	2,131
2016	2,131
Thereafter	29,484

Total minimum lease payments	40,139
Less amount representing interest	(21,953)

Present value of minimum lease payments	$18,186

At December 31, 2011 and 2010, the Company has recorded current obligations under the capital lease of $358 and $318, respectively, and non-current obligations under the capital lease of $17,828 and $18,201, respectively.

Depreciation expense associated with the capital lease for the years ended December 31, 2011, 2010 and 2009, was as follows:

	2011	2010	2009
Depreciation Expense	$832	$725	$734

First and Second Lien Credit Agreements—On May 11, 2007, EM II LP, EMC and its subsidiaries and certain other subsidiaries of EM II LP entered into first and second lien term loan agreements in connection with the issuance of $500,000 of term loans. On December 23, 2009, with the proceeds from issuance of the EMC senior secured notes, plus cash on hand, the Company fully repaid the outstanding balance on the term loans of $490,438, accrued interest of $1,310 and transaction expenses of $13,311, of which approximately $4,185 was paid as underwriting fees to Jefferies & Company, Inc., a wholly owned subsidiary of Jefferies Group, Inc., a related party. In connection with this repayment of debt, the Company expensed $7,523 of deferred financing costs which is recorded within loss on prepayment of debt in the consolidated statement of operations for the year ended December 31, 2009.

Note payable to sellers of PetroSteel—In connection with the acquisition of the assets of PetroSteel, EMC entered into a three-year, $4,000 subordinated note with the sellers of PetroSteel which accrued interest at a rate of 8% per annum compounded annually. In May 2010, the note, including accrued interest of $1,040, was paid in full.

Third-party guarantees—In the normal course of business, the Company may provide performance guarantees directly to third parties on behalf of its subsidiaries.

At December 31, 2011 and 2010, the Company had issued payment guarantees with a maximum aggregate potential obligation for future payments (undiscounted) of $30,663 and $16,686, respectively, to third parties to secure payment performance by certain Edgen Murray entities. The outstanding aggregate value of guaranteed commitments at December 31, 2011 and 2010 were $27,386 and $14,938, respectively, for which no commitment extended beyond one year.

At December 31, 2011 and 2010, the Company had bank guarantees of $675 and $980, which have been cash collateralized and included in prepaid expenses and other assets on the consolidated balance sheets.

9. Partners’ (deficit) capital

Common partnership units—A common partnership unit (“a common unit”) represents a fractional part of ownership of the partnership and is entitled to share in the profit and losses of the partnership which are allocated annually in proportion to the number of common units held by each common unit holder. Under the partnership agreement of EM II LP (the “EM II LP Partnership Agreement”), the general partner and limited partners of EM II LP participate in the net assets and results of operations of EM II LP based on the ratio of common units held by each partner to the total common units outstanding. For the general partner, this ratio was less than 1% at December 31, 2011, 2010 and 2009. Under the EM II LP Partnership Agreement, the general partner must approve all distributions. Any distributions are made in proportion to the number of common units held by each holder of common units. No distributions were made for the years ended December 31, 2011, 2010 and 2009.

Restricted common units—The Edgen Murray II, L.P. Equity Incentive Plan (the “EM II LP Incentive Plan”) authorizes the granting of awards to employees of up to 47,154 restricted common units. The units are subject to restrictions on transfer until such time as they vest and are governed by the EM II LP Partnership Agreement.

Unit options—The Edgen Murray II, L.P. 2007 Option Plan (the “EM II LP Option Plan”) authorizes the granting of common partnership unit options as incentives and rewards for employees. The EM II LP Option Plan terminates five years from its effective date. Under the EM II LP Option Plan, a maximum of 11,050 options can be granted, of which no more than 1,000 unit options may be issued to any one person in one year.

Upon a change in capital structure including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger or any other change in the structure of the Company, which in the judgment of the general partner necessitates action by adjusting the terms of the outstanding awards or units, the general partner in its full discretion, may make appropriate adjustment in the number and kind of units authorized and adjust the outstanding awards, including the number of units, the prices and any limitations applicable to the outstanding awards as it determines appropriate. No fractional units will result, and any fair market value of fractional units will be paid in cash to the holder.

Upon a sale of the Company, the general partner may (i) accelerate vesting, (ii) terminate unexercised awards with a twenty-day notice, (iii) cancel any options that remain unexercised for a payment in cash of an amount equal to the excess of the fair market value of the units over the exercise price for such option, (iv) require the award to be assumed by the successor entity or that the awards be exchanged for similar shares in the new successor entity and (v) take any other actions determined to be reasonable to permit the holder to realize the fair market value of the award.

Upon a qualified initial public offering as defined by the EM II LP Partnership Agreement, the general partner, in its discretion, may, but is not required to, accelerate the vesting of all or any portion of the then unvested options or restricted units. There are currently no plans to accelerate the vesting of any of the Company’s outstanding unvested awards if the initial public offering of Edgen Group Inc. (see Note 1) is completed.

10. Unit-based compensation

The Company has plans under which restricted common units and options to purchase the Company’s common units (collectively, “units”) have been granted to executive officers, directors and certain employees. The terms and vesting schedules for unit awards vary by type of grant, but generally vest upon time-based conditions. Upon exercise, options to purchase the Company’s common units are settled with authorized, but unissued common units.

The unit-based compensation expense that has been recorded within the consolidated statements of operations was as follows for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Unit-based compensation expense by type:
Unit options	$826	$332	$1,004
Restricted common units	28	493	1,061

Total unit-based compensation expense	854	825	2,065
Tax benefit recognized	—	(11)	—

Total unit-based compensation expense—net of tax	$854	$814	$2,065

Unit-based compensation expense is measured at each individual award grant date and recognized over the award vesting period of generally three or five years. Modifications of unit-based awards are measured at the date of modification resulting in compensation cost for any incremental difference in fair value between the original award and the new award, except in certain instances allowed under GAAP.

Unit-based compensation expense for the year ended December 31, 2010 reflects the reversal of compensation expense related to non-vested restricted units forfeited by employees during the period and the cumulative effect of compensation expense related to the forfeiture rate of unit options which was increased from 5% to 25% to align with the Company’s actual experience since grant date.

Unit options—Unit options generally become exercisable over a five-year period, expire ten years from the date of grant, and are subject to forfeiture upon termination of employment. Upon grant, unit options are assigned a fair value based on the Black-Scholes pricing model, which incorporates various assumptions including expected life of the option, risk-free interest rates, expected distribution yield of the underlying security and expected unit price volatility. Unit-based compensation expense is recognized based on the grant date fair value, net of an allowance for estimated forfeitures, on a straight-line basis over the total requisite service period for the entire award.

Unit option activity—A summary of unit option activity during the years ended December 31, 2011, 2010 and 2009 is as follows:

	exercise price per	exercise price per
	Number of options	Weighted-average exercise price per unit
Outstanding—January 1, 2009	11,000	$1,000
Granted	—	—
Exercised	—	—
Forfeited	(860)	1,000
Expired	—	—

Outstanding—December 31, 2009	10,140	1,000
Granted	1,825	1,000
Exercised	—	—
Forfeited	(1,110)	1,000
Expired	—	—

Outstanding—December 31, 2010	10,855	1,000
Granted	—	—
Exercised	—	—
Forfeited	(830)	1,000
Expired	—	—

Outstanding—December 31, 2011	10,025	1,000

Exercisable—December 31, 2009	4,170	1,000
Exercisable—December 31, 2010	5,430	1,000
Exercisable—December 31, 2011	7,015	1,000

At December 31, 2011, there was $679 of compensation expense related to non-vested unit option awards yet to be recognized over a weighted average period of 0.56 years.

At December 31, 2011, there were 10,025 unit options outstanding that were vested, exercisable or expected to vest with an aggregate intrinsic value of $3,609 and 7,015 exercisable unit options with an aggregate intrinsic value of $2,525. The aggregate intrinsic value is calculated based on the difference between the Company’s estimated unit price at December 31, 2011 of $1,360 per unit and the exercise price of each unit option, multiplied by the number of options where the fair value exceeds the exercise price and represents the amount that would been received by the option holders had all option holders exercised their options at December 31, 2011. In the absence of a public trading market for our common partnership units, management determined the estimated unit price using a combination of an income and market approach.

During the years ended December 31, 2011 and 2009, the Company did not grant any unit options. The weighted average fair value of each option granted during 2010 was $69.26. The fair value was estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for unit options awarded in 2010 were as follows:

2010
Weighted average Black-Scholes assumptions:
Risk-free interest rate	1.87%
Expected volatility	50%
Expected dividend yield	None
Expected term (in years)	6.5 years
Weighted average grant date fair value	$69.26
Aggregate intrinsic value of options exercised	$—

The Company calculated the expected term for employee unit options using the simplified method in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110 as no historical data was available. The Company based the risk-free interest rate on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which the Company operates and for which management believes are comparable.

Restricted common unit activity— Restricted common units vest over various time periods ranging from three to five years depending upon the award and convert to unrestricted common partnership units at the conclusion of the vesting period. All or a portion of an award may be cancelled if employment is terminated before the end of the relevant vesting period. Restricted units are valued at the fair value of a common unit on the grant date.

The following table summarizes restricted common unit activity for the years ended December 31, 2011, 2010 and 2009:

	Number of units	Weighted-average grant date fair value
Outstanding—January 1, 2009	13,351	$1,000
Granted	—	—
Vested	(5,660)	1,000
Forfeited	(200)	1,000
Expired	—	—

Outstanding—December 31, 2009	7,491	1,000
Granted	250	312
Vested	(5,526)	1,000
Forfeited	(355)	1,000
Expired	—	—

Outstanding—December 31, 2010	1,860	908
Granted	—	—
Vested	(1,694)	966
Forfeited	—	—
Expired	—	—

Outstanding—December 31, 2011	166	312

At December 31, 2011 there was $39 of compensation expense related to non-vested restricted common units yet to be recognized over a weighted average period of 0.79 years. At December 31, 2011, the total fair value of shares vested during the year was $2,304.

During the years ended December 31, 2011 and 2009, the Company did not grant any restricted units. The Company’s valuation methodology for determining the $312.26 fair value of restricted units granted in 2010 was based on a combined discounted cash flow valuation and comparable company market value approach which is divided by the total outstanding common partnership units to determine the fair value of a common partnership unit at the grant date.

11. Income taxes

The Company is a Delaware limited partnership and is not directly subject to U.S. income taxes; however, its subsidiaries operate as corporations or similar entity structures in various tax jurisdictions throughout the world. Accordingly, current and deferred corporate income taxes have been provided for in the consolidated financial statements of EM II LP.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31, 2011 and 2010, are as follows:

	2011	2010

DEFERRED TAX ASSETS
Deferred compensation	$180	$165
Inventory	1,944	1,312
Bad debt allowance	961	474
Accrued bonuses and professional fees	132	154
Unrealized foreign currency gain	205	206
Net operating loss carryforwards	11,385	2,900
Tax credits	709	76
Sale-leaseback of capital (asset)	733	658
Goodwill and other intangible assets	10,082	10,788
Basis difference in non-controlled investment	706	227
Stock based compensation	1,382	1,189
Other	194	138

Gross deferred tax assets	28,613	18,287
Less: valuation allowance	(24,299)	(11,492)

Net deferred tax assets	$4,314	$6,795

DEFERRED TAX LIABILITIES
Inventory	$(721)	$(444)
Acquired customer relationships and tradenames	(5,894)	(9,900)
Basis difference in fixed assets	(703)	(791)
Stock based compensation	(511)	(521)
Facility fee and debt issue costs	(148)	(142)
Other	(619)	(433)

Gross deferred tax liabilities	(8,596)	(12,230)

NET DEFERRED TAX LIABILITY	$(4,282)	$(5,435)

As presented in the consolidated statements of cash flows, the change in deferred income taxes includes, among other items, the change in deferred income taxes related to the deferred income tax provision and the change between the deferred income taxes estimated and actual deferred income taxes for each year.

Income (loss) from continuing operations for each jurisdiction is as follows:

	$00,000.00	$00,000.00	$00,000.00
	2011	2010	2009
United States	$(31,110)	$(110,745)	$(44,245)
Foreign	10,670	(9,668)	983

Total	$(20,440)	$(120,413)	$(43,262)

Components of income tax (benefit) expense are as follows:

	$00,000.00	$00,000.00	$00,000.00
	2011	2010	2009
Current:
United States	$405	$(19,163)	$(15,326)
Foreign	4,934	2,412	9,476

	$5,339	$(16,751)	$(5,850)

Deferred:
United States	$932	$(2,961)	$(2,278)
Foreign	(2,183)	(2,413)	(14,245)

	(1,251)	(5,374)	(16,523)

Total	$4,088	$(22,125)	$(22,373)

The total provision for income taxes varied from the U.S. federal statutory rate due to the following:

	2011	2010	2009
U.S. federal income tax benefit at statutory rate	$(7,154)	$(42,144)	$(15,142)
Differences in foreign income tax rates	(1,660)	(694)	(4,756)
State income taxes—net of U.S. federal income tax benefit	(81)	1,158	(2,096)
Change in income tax rates	(383)	(178)	—
Goodwill impairment	—	10,355	—
Valuation allowance	11,476	7,937	—
Nondeductible expenses distributed to partners	33	10	13
Nondeductible expenses and other	1,857	1,431	(392)

Total provision for income taxes	$4,088	$(22,125)	$(22,373)

Effective tax rate	(20%)	18%	52%

In 2010, the income tax benefit reflects the utilization of certain net operating losses (“NOLs”) that were carried back to periods with taxable income. In 2011, the Company was unable to utilize its remaining NOLs as it has recorded a valuation allowance to offset any deferred tax asset created as a result of any NOLs.

At December 31, 2011 and 2010, a valuation allowance of $24,299 and $11,492, respectively, was recorded against deferred tax assets and NOLs carryforwards. The valuation allowance increased $12,807 and $11,492 during the years ended December 31, 2011 and 2010, respectively. The NOLs are scheduled to expire beginning in 2024 through 2031.

The following is a summary of activity related to uncertain tax positions:

	$(7,154)	$(7,154)	$(7,154)
	2011	2010	2009
Balance at beginning of period	$1,046	$—	$—
Gross increases for tax positions taken in prior year	913	—	—
Gross increases for tax positions taken in current year	—	1,046
Settlement of uncertain tax position with tax authorities	—	—	—
Lapse of statute of limitations related to uncertain tax positions	—	—	—
Foreign currency translation	(20)	—	—

Balance at end of period	$1,939	$1,046	$—

If the Company and its subsidiaries incur any penalties on underpayment of taxes, the amounts would be included in other current liabilities on the consolidated balance sheet and other income-net on the consolidated statement of operations. Any interest related to this reserve would be accrued at the Internal Revenue Service or other tax jurisdiction applicable rate and included in accrued interest payable on the Company’s consolidated balance sheet and included in interest expense — net on the consolidated statement of operations.

At December 31, 2011, 2010 and 2009, U.S. income taxes were not provided on earnings of EM Canada, EMC’s non-U.S. subsidiary, because the Company has invested, or expects to invest, the undistributed earnings indefinitely. If in the foreseeable future these earnings are repatriated to the United States or if the Company determines that the earnings will be remitted, additional tax provisions may be required. Additionally, the Company does not expect any earnings to be distributed from EMGH and its subsidiaries to EM II LP, as these earnings are considered to be permanently invested.

The Company as a reporting entity and not a taxpaying entity is not subject to the general statute of limitations period for assessment of tax. However, the Company’s subsidiaries have open tax years as follows:

Jurisdiction	Tax years open for assessment
Federal	2008—2011
Various States	2005—2011
Various Foreign	2007—2011

To the extent amended returns are filed with respect to pre-2008 tax year ends, these years would be subject to limited examination by the Internal Revenue Service.

12. Commitments and contingencies

Operating leases—Through its subsidiaries, the Company leases various properties, warehouses, equipment, vehicles and office space under operating leases with remaining terms ranging from one to nine years with various renewal options of up to 20 years. Substantially all leases require payment of taxes, insurance and maintenance costs in addition to rental payments. Total rental expense for all operating leases is as follows:

	Year ended December 31,
	2011	2010	2009
Operating lease rental expense	$4,975	$3,871	$3,736

Future minimum payments under noncancelable leases with initial or remaining terms in excess of one year for years beginning after December 31, 2011 are:

2012	$3,975
2013	2,864
2014	1,996
2015	1,096
2016	212
Thereafter	560

Total	$10,703

Employment agreements—In the ordinary course of business, the Company has entered into employment contracts with certain executives. Among other things, the employment agreements provide for minimum salary levels, incentive bonuses and other compensation. Employment agreement terms also include payments to the executive in the event of termination of employment. The payments, among other things, may include cash severance, continuation of medical and other insurance benefits and acceleration of the vesting of certain equity-based awards, depending on, among other factors, the circumstances surrounding termination.

Legal proceedings—The Company is involved in various claims, lawsuits and proceedings arising in the ordinary course of business. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred, management believes the resolution of such uncertainties and the incurrence of such costs will not have a material effect on the Company’s consolidated financial position, results of operations and/or cash flows.

On April 1, 2011, a customer notified the Company that it intends to pursue its remedies under the warranty provisions contained in the customer’s purchase order contract due to certain alleged manufacturing defects with products sold by the Company. The Company has evaluated the information provided by the customer and believes it has various defenses to the customer’s potential claim. Should this claim result in the recording of a liability, the Company believes the range of loss would be approximately $0 to $1,500. The Company has not accrued an amount related to this matter at December 31, 2011.

Related to this claim, the customer has withheld payment of certain receivables due to the Company in the amount of approximately $955. Although the Company believes that these receivables will be collected upon resolution of the matter, due to the uncertainty of collectability as a result of the outstanding warranty claim, the Company fully reserved for these receivables during the year ended December 31, 2011.

The Company believes amounts paid to the customer, if any, will be recoverable from the original supplier of the products and believes the ultimate resolution of these matters will not have a material effect on the consolidated financial statements. There can be no assurance that the Company’s losses related to the claim will not exceed the Company’s estimated range of loss, that the Company will be able to recover any or all of the receivables owed to it by the customer or that the Company will be able to recover any amounts from the original supplier of the products related to these matters.

13. Concentration of risks

For the years ended December 31, 2011, 2010 and 2009, the Company’s ten largest customers and ten largest suppliers represented the following percentages of sales and product purchases:

	Year ended December 31,
	2011	2010	2009
Top 10 customers as a percentage of sales	33%	28%	26%
Top 10 suppliers as a percentage of product purchases	52%	39%	38%

No one customer accounted for more than 10% of the Company’s sales in any of the periods presented. During the year ended December 31, 2011, the Company’s largest supplier accounted for approximately 11% of product purchases. No one supplier accounted for more than 10% of the Company’s product purchases during the years ended December 31, 2010 and 2009.

During the years ended December 31, 2011, 2010 and 2009, the Company derived the following percentage of total sales from customers in the oil and gas industry:

	Year ended December 31,
	2011	2010	2009
Percentage of sales derived from the oil & gas industry	89%	82%	77%

Financial instruments that would potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the customer base.

14. Segment and geographic area information

Since January 1, 2008, the Company has managed its operations in two geographic markets – the Western Hemisphere and the Eastern Hemisphere. Effective January 1, 2011, the Company aligned its finance and accounting functions to support these two geographic markets and concluded that each of the two geographic markets meets the definition of a reportable segment based on the financial information used by the Company’s chief operating decision maker, the Company’s Chief Executive Officer. Within each geographic market, the Company’s operations have similar characteristics, products, types of customers, purchasing and distribution methods and regulatory environments.

The Western Hemisphere distributes specialty steel pipe, pipe components, valves, high-grade structural sections and plates for use in environments that are highly corrosive, abrasive, extremely high or low temperature and/or involve high pressures. The Western Hemisphere is headquartered in Houston, Texas and markets products to customers primarily in the United States, Canada and Latin America.

The Eastern Hemisphere distributes high-grade steel tubes, plates and sections to primarily the offshore oil and gas industry. The Eastern Hemisphere’s primary operations are located in Newbridge (Scotland), Singapore and Dubai (United Arab Emirates (UAE)) with divisional offices in Darlington (England), London (England), Mumbai (India) and Gurgaon (India) and representative offices in Perth (Australia), Shanghai (China), Paris (France) and Jakarta (Indonesia). The Company’s Bahraini joint venture operates in Saudi Arabia and serves the Saudi market.

Certain expenses of EM II LP, other non-trading expenses and certain assets and liabilities, such as certain intangible assets, are not allocated to the segments, but are included in General Company expenses. The accounting policies of the reportable segments are the same as those of the Company. The Company evaluates performance based on Company-wide income or loss from operations before income taxes not including nonrecurring gains or losses and discontinued operations. The Company accounts for sales between segments at a margin agreed to between segment management. The following table presents the financial information for each reportable segment. The prior period segment financial information has been recast to conform with the Company’s change in segments effective January 1, 2011.

	2011	2010	2009
Sales:
Western Hemisphere	$600,196	$397,920	$508,044
Eastern Hemisphere	335,623	233,690	285,119
Intersegment sales	(24,207)	(3,897)	(19,840)

	$911,612	$627,713	$773,323

Intersegment sales:
Western Hemisphere	$18,221	$1,859	$11,909
Eastern Hemisphere	5,986	2,038	7,931

	$24,207	$3,897	$19,840

Income (loss) from operations:
Western Hemisphere	$18,475	$(56,931)	$2,851
Eastern Hemisphere	33,601	22,015	25,504
General Company	(13,692)	(22,508)	(18,456)

	$38,384	$(57,424)	$9,899

Capital expenditures:
Western Hemisphere	$605	$629	$2,440
Eastern Hemisphere	592	15,479	2,454

	$1,197	$16,108	$4,894

	2011	2010	2009

Depreciation and amortization:
Western Hemisphere	$11,307	$11,473	$11,488
Eastern Hemisphere	2,469	1,748	1,545
General Company	7,315	7,048	7,103

	$21,091	$20,269	$20,136

Total assets:
Western Hemisphere	$292,853	$243,579	$332,775
Eastern Hemisphere	221,077	176,138	167,408
General Company	37,127	44,303	63,277

	$551,057	$464,020	$563,460

Total assets by geographic location:	2011	2010
United States	$288,730	$237,825
Canada	4,123	5,754
United Kingdom	111,108	95,337
Singapore	71,136	52,308
UAE	38,833	28,493
General Company	37,127	44,303

	$551,057	$464,020

External net sales by geographic location:	2011	2010	2009
United States	$563,321	$384,932	$486,246
Canada	18,654	11,129	9,889
United Kingdom	190,428	125,067	124,117
Singapore	71,331	75,636	119,622
UAE	67,878	30,949	33,449

	$911,612	$627,713	$773,323

The Company’s sales to external customers are based upon the Company’s selling location.

15. Derivatives and other financial instruments

Treasury policy and risk management—Management is responsible for raising financing for operations and managing liquidity, foreign exchange risk and interest rate risk. These risks are closely monitored and evaluated by management, including the Chief Financial Officer, the Treasurer and respective local accounting management for all Company locations. The Company enters into derivative financial instruments to manage certain exposures to these risks. The Company does not enter into any derivative instruments for trading or other speculative purposes. The Company’s derivative policy requires that only known firm commitments are hedged and that no trading in financial instruments is undertaken.

Currency exchange rate risk—The Company hedges against foreign currency exchange rate-risk, on a case-by-case basis, using a series of forward contracts to protect against the exchange risk inherent in its forecasted transactions denominated in foreign currencies. In these transactions, the Company executes a forward currency contract that will settle at the end of a forecasted period. Because the size and terms of the forward contract are designed so that its fair market value will move in the opposite direction and approximate magnitude of the underlying foreign currency’s forecasted exchange gain or loss during the forecasted period, a hedging relationship is created. To the extent the Company forecasts the expected foreign currency cash flows from the period the forward contract is entered into until the date it settles with reasonable accuracy, the Company significantly lowers a particular currency’s exchange risk exposure over the life of the related forward contract.

For transactions designated as foreign currency cash flow hedges, the effective portion of the change in the fair value (arising from the change in the spot rates from period to period) is deferred in accumulated other comprehensive income (loss) in the consolidated statements of partners’ (deficit) capital. These amounts are subsequently recognized in cost of sales in the consolidated statements of operations in the same period when the underlying transaction impacts the consolidated statements of operations, which generally will occur over periods of less than one year. The ineffective portion of the change in fair value (arising from the change in the value of the forward points or a mismatch in terms) is recognized in the period incurred. These amounts are recognized in selling, general and administrative expenses in the consolidated statements of operations.

Transactions hedged include forecasted purchase commitments. At December 31, 2011 and 2010 there were no derivatives designated as hedges outstanding or deferred gains or losses deferred in accumulated other comprehensive loss and the total notional amount of outstanding forward contracts not designated as hedging instruments at December 31, 2011 and 2010 was $56,005 and $27,738, respectively. The following table provides a balance sheet overview of the Company’s derivative assets and liabilities at the dates indicated (n/a is defined as not applicable):

	Asset derivatives				Liability derivatives
	December 31, 2011		December 31, 2010		December 31, 2011		December 31, 2010
	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Forward contracts	n/a	$—	n/a	$—	n/a	$—	n/a	$—

Derivatives not designated as hedging instruments:
Forward contracts	Other current assets	$241	Other current assets	$264	Accrued expense and other current liabilities	$(738)	Accrued expense and other current liabilities	$(88)

The following table discloses the effect of the Company’s derivative instruments designated as hedging instruments on the consolidated statements of operations:

	$(2,519)	$(2,519)	$(2,519)	$(2,519)	$(2,519)	$(2,519)	$(2,519)	$(2,519)	$(2,519)	$(2,519)	$(2,519)
Derivatives designated as hedging instruments:	Gain (loss) recognized in OCI (effective portion)			Location reclassified from OCI to income	Gain (loss) reclassified from OCI to income (effective portion)			Location of gain (loss) recognized in income on derivative (ineffective portion)	Gain (loss) recognized in income on ineffective portion
	2011	2010	2009		2011	2010	2009		2011	2010	2009
Foreign exchange forward contracts	$—	$—	$(1,319)	Cost of sales	$—	$—	$(2,519)	SG&A	$—	$—	$(439)
				SG&A			(274)
Interest rate swaps and collars	—	—	(2,409)	Interest Expense	—	—	(12,998)		—	—	—

	$—	$—	$(3,728)		$—	$—	$(15,791)		$—	$—	$(439)

The following table discloses the impact on the Company’s consolidated statements of operations of derivative instruments not designated as hedging instruments for the years ended December 31, 2011, 2010 and 2009:

	Location of gain (loss)	Recognized gain (loss) in income
	recognized in income	2011	2010	2009
Derivatives not designated as hedging instruments
Forward contracts	SG&A	$(1,483)	$479	$326
Interest rate swaps and collars	Other income-net	—	—	(316)

At December 31, 2011 and 2010, the cumulative effect of currency translation adjustments was a loss of $25,648 and $25,531, respectively, and is included within accumulated other comprehensive loss on the consolidated balance sheets. Currency translation adjustments included within accumulated other comprehensive loss on the consolidated balance sheets are the result of the translation of the Company’s foreign subsidiaries financial statements that have a functional currency other than the U.S. dollar.

Interest rate risk— The Company’s variable interest rate risk is limited to cash borrowings under the Company’s credit facilities which are subject to interest rates that fluctuate with market rates. This risk is partially mitigated due to the short-term nature of these borrowings. There were no interest rate derivatives outstanding at December 31, 2011 and 2010.

Credit risk—By using derivative instruments to manage its risk exposure, the Company is subject to credit risk on those derivative instruments. Credit risk arises from the potential failure of the counterparty to perform under the terms of the derivative instrument. The Company attempts to limit this risk by entering into derivative instruments with counterparties which are banks with high credit ratings assigned by international credit rating agencies.

16. Fair value

The Company classifies financial assets and liabilities that are measured and reported at fair value on a recurring basis using a hierarchy based on the inputs used in measuring fair value.

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company classifies the inputs used to measure fair value into the following hierarchy:

Level 1: Inputs based on quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable and can be corroborated by observable market data.

Level 3: Inputs reflect management’s best estimates and assumptions of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements.

The Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2011 and 2010 are as follows:

	2011				2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets:
Forward contracts	$—	$241	$—	$241	$—	$264	$—	$264
Asset held for sale	—	—	—	—	5,224	—	—	5,224

Total financial assets	$—	$241	$—	$241	$5,224	$264	$—	$5,488

Financial liabilities:
Forward contracts	$—	$(738)	$—	$(738)	$—	$(88)	$—	$(88)

Total financial liabilities	$—	$(738)	$—	$(738)	$—	$(88)	$—	$(88)

Forward contracts are valued using broker quotations or market transactions in either the listed or over-the counter markets. Management performs procedures to validate the information obtained from the broker quotations in calculating the ultimate fair values. As such, these derivative instruments are classified within Level 2.

Certain nonfinancial assets and liabilities are measured at fair value on a nonrecurring basis (e.g., property, plant and equipment) and are subject to fair value adjustments under certain circumstances. In 2010, using appropriate valuation techniques, the Company adjusted the carrying value of goodwill and recorded an impairment charge as follows:

	Level 1	Level 2	Level 3	Impairment charges
Goodwill (see Note 6)	$—	$—	$22,912	$62,805

The fair value estimate was based primarily on the combination of a discounted cash flow valuation and comparable company market value approach to determine the fair value of the Company’s reporting units, which are Level 3 inputs. See Note 6 for additional information.

The comparison of carrying value and fair value of the EMC senior secured notes at December 31, 2011 and 2010 is presented below:

	2011		2010
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
EMC Senior Secured Notes	$462,032	$404,550	$461,292	$406,875

The fair value of the EMC senior secured notes, excluding unamortized discount, has been estimated based upon market quotes approximating the fair value at the consolidated balance sheet date.

The fair value amounts shown are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of these financial instruments.

The Company believes that the carrying amount of its other financial assets and liabilities approximates their fair values due to their short term nature.

17. Employee benefit plans

The Company has varying benefit arrangements for its employees. These arrangements vary by the employee’s employment location. The Company has two primary plans which provide benefits to employees based in the

United States (“U.S. Benefit Plan”) and the United Kingdom (the “U.K. Benefit Plan”). Both the U.S. and U.K. Employee Benefit Plans work on a defined contribution basis, whereby both the employee and the employer contribute a percentage of the employee’s salary each month, depending on the level and length of service of the employee. Contributions by the Company are discretionary.

U.S. employees—The Company maintains a 401(k) plan for all U.S. employees who have met the eligibility requirements to participate. Under the plan, employees may contribute up to 15% of compensation, subject to an annual maximum as determined under the Internal Revenue Code. For each employee contributing to the plan in a particular year, the Company matches 50% of up to 6% of that employee’s compensation contributed by the employee to the plan. The plan provides that employees’ contributions will be 100% vested at all times and that the Company’s contributions vest over a five-year period. The Company contributed $506, $491 and $390, to this plan for the years ended December 31, 2011, 2010 and 2009, respectively.

United Kingdom employees—The U.K. Benefit Plan is a money purchase for its employees in the United Kingdom whereby benefits at retirement are dependent upon the level of contributions made, the investment return achieved, the charges deducted from the fund and the cost of buying a pension at retirement. Both the employee and employer contribute a percentage of the employees’ salary each month, based on the level and length of service. Contributions to the U.K. Benefit Plan were $531, $850 and $831 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company also maintains certain smaller defined contribution plans for employees of other countries and recognizes contribution expense to those plans in the period incurred. Such amounts were not material to the financial statements for the years ended December 31, 2011, 2010 and 2009.

18. Related-party transactions

An employee pension fund of the ultimate parent company of a customer of EM II LP owns approximately 14%, on a fully diluted ownership basis, of the EM II LP common units. For the years ended December 31, 2011, 2010 and 2009, the Company had sales to this customer of $45,438, $19,111 and $13,914, respectively. The Company had $10,858 and $5,917 of accounts receivable from this customer included in accounts receivable on its consolidated balance sheets at December 31, 2011 and 2010, respectively.

The Company made payments to JCP for reimbursement of certain expenses incurred while monitoring its investment in EM II LP as follows:

	December 31,
	2011	2010	2009
Payments to JCP	$87	$60	$66

B&L acquired certain assets, working capital and other contractual liabilities of Bourland & Leverich Holding Company and Subsidiaries on August 19, 2010. In connection with the acquisition, EMC invested $10,000 in exchange for 14.5% of the common equity in B&L. The Company’s President and Chief Executive Officer serves as non-executive chairman of the board of directors of B&L. B&L is controlled by JCP. In addition, certain JCP employees, who serve as directors of the general partner of EM II LP, serve on the board of directors of B&L.

EMC entered into a service agreement with B&L to provide certain general and administrative services including, but not limited to, information technology support services, legal, treasury, tax, financial reporting and other administrative services, for a $2,000 annual fee and reimbursement of expenses. Selling, general and administrative expense, net of service fee income on the consolidated statements of operations includes $2,000 and $740 for the year ended December 31, 2011 and the period August 19, 2010 through December 31, 2010, respectively. Reimbursable administrative expenses paid by the Company on behalf of B&L, which are reimbursed by B&L, were $494 and $60 in the year ended December 31, 2011 and the period August 19 through December 31, 2010, respectively.

In the normal course of business, the Company purchased $62 and $1,058 of products from B&L during the year ended December 31, 2011 and the period August 19 through December 31, 2010, respectively. At December 31, 2011 the Company had accounts receivable of $4 from B&L included on its consolidated balance sheet. At December 31, 2010 the Company had accounts payable of $3 to B&L included on its consolidated balance sheet.

In August 2010, B&L granted equity awards to the Company’s Chief Executive Officer and certain Company employees. The equity awards include 800 Class A restricted units, 1,206 Class A unit options and 1,041.55 Class B units, all of which vest over a five year period. The per unit fair value of a restricted unit was estimated to be $1,075 based on a valuation methodology which uses a combined discounted cash flow valuation and comparable company market value approach which is divided by the total outstanding Class A common units to determine the fair value of a common unit at the grant date.

The fair value of each unit option of $745 was based on the Black-Scholes option pricing model. The weighted-average assumptions used in the Black-Scholes pricing model were as follows:

Weighted average Black-Scholes assumptions:	2010
Risk-free interest rate	1.87%
Expected volatility	75%
Expected dividend yield	None
Expected term (in years)	6.5 years

As no historical data was available, the Company calculated the expected term for employee unit options using the simplified method in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110. The Company based the risk-free interest rate on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which the Company operates and for which the Company believes are comparable.

The fair value of a Class B common unit was estimated to be $748 based on a valuation methodology, which uses a combined discounted cash flow valuation and comparable company market value approach which was divided by the total outstanding Class A common units, including Class A restricted units and options, to determine the fair value of a Class B common unit at the grant date.

The difference in fair value of a Class A and Class B unit is due to the significant differences in seniority and distribution rights. The Class A units first receive their liquidation preference then participate in the remaining proceeds pro rata with Class B units. Given the Class A seniority and participation feature, its fair value is higher than that of Class B.

Unit-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award. The valuation approaches used by the Company in determining the fair value of equity awards and the related compensation expense require the input of highly subjective assumptions. For example, the discounted cash flow approach uses management’s estimates related to projections of revenues and expenses and related cash flows based on assumed long term growth rates and demand trends, expected future investments to grow the business and a risk-adjusted discount rate. The market approach includes management’s assumption of comparable companies based on corresponding financial metrics of publicly traded firms in similar lines of business to the Company’s historical and/or projected financial metrics.

Selling, general and administrative expense, net of service fee income, for the years ended December 31, 2011 and 2010, includes $508 and $186, respectively, of compensation expense related to the B&L equity awards.

19. Consolidating financial information

In connection with the issuance of the EMC senior secured notes by EMC (“Issuer” in the tables below), EM II LP (“Parent” in the tables below) issued a full and unconditional guarantee of the EMC senior secured notes. EMC is 100% owned by EM II LP and is EM II LP’s only U.S. subsidiary. EM II LP’s non-U.S. subsidiaries, including EMGH Limited and its subsidiaries and EMC’s non-U.S. subsidiary, EM Canada, have not issued guarantees for the EMC senior secured notes and are referred to as the Non-guarantor subsidiaries in the condensed consolidating financial information presented below.

The following tables present the consolidating financial information for Parent, Issuer and the Non-guarantor subsidiaries at December 31, 2011 and 2010 and the years ended 2011, 2010 and 2009. The principal eliminating entries eliminate investment in subsidiaries, intercompany balances and intercompany sales and expenses.

Consolidating balance sheets

	December 31, 2011
	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
ASSETS:
Cash and cash equivalents	$—	$2,558	$23,660	$—	$26,218
Accounts receivable—net	—	118,277	80,386	—	198,663
Intercompany accounts receivable	—	12,899	2,516	(15,415)	—
Inventory	—	114,930	81,074	—	196,004
Income tax receivable	—	819	390	—	1,209
Prepaid expenses and other current assets	—	5,778	2,838	—	8,616
Affiliated interest receivable	—	4,874	—	(4,874)	—
Deferred tax asset—net	—	—	209	—	209

Total current assets	—	260,135	191,073	(20,289)	430,919
Property, plant and equipment, net	—	9,666	35,844	—	45,510
Distributions in excess of earnings and investment in subsidiaries	(152,245)	65	—	152,180	—
Goodwill	—	—	22,965	—	22,965
Other intangible assets, net	—	11,334	14,113	—	25,447
Other assets	—	14,758	1,079	(2,801)	13,036
Intercompany long-term notes receivable	—	84,855	—	(84,855)	—
Investment in unconsolidated affiliate	—	13,180	—	—	13,180

Total assets	$(152,245)	$393,993	$265,074	$44,235	$551,057

LIABILITIES AND (DEFICIT) CAPITAL:
Accounts payable	$—	$81,966	$65,236	$—	$147,202
Intercompany accounts payable	—	2,517	12,927	(15,444)	—
Other current liabilities	—	41,232	16,807	(4,841)	53,198

Total current liabilities	—	125,715	94,970	(20,285)	200,400
Deferred tax liability, net	—	932	3,612	—	4,544
Other long-term liabilities	2,808	86	697	(2,808)	783
Long-term debt and capital lease	—	480,554	104,684	(84,855)	500,383

Total liabilities	2,808	607,287	203,963	(107,948)	706,110

Total (deficit) capital	(155,053)	(213,294)	61,111	152,183	(155,053)

Total liabilities and (deficit) capital	$(152,245)	$393,993	$265,074	$44,235	$551,057

	December 31, 2010
	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
ASSETS:
Cash and cash equivalents	$—	$32,408	$30,070	$—	$62,478
Accounts receivable—net	—	51,486	53,345	—	104,831
Intercompany accounts receivable	—	4,953	462	(5,415)	—
Inventory	—	76,045	52,437	—	128,482
Income tax receivable	—	19,417	178	—	19,595
Prepaid expenses and other current assets	—	3,525	2,514	—	6,039
Affiliated interest receivable	—	5,456	—	(5,456)	—
Deferred tax asset—net	—	—	35	—	35
Asset held for sale	—	—	5,224	—	5,224

Total current assets	—	193,290	144,265	(10,871)	326,684
Property, plant and equipment, net	—	11,928	37,359	—	49,287
Distributions in excess of earnings and investment in subsidiaries	(128,539)	2,110	—	126,429	—
Goodwill	—	—	22,912	—	22,912
Other intangible assets, net	—	19,617	21,149	—	40,766
Other assets	—	12,333	1,195	—	13,528
Intercompany long-term notes receivable	—	95,855	—	(95,855)	—
Investment in unconsolidated affiliate	—	10,843	—	—	10,843

Total assets	$(128,539)	$345,976	$226,880	$19,703	$464,020

LIABILITIES AND (DEFICIT) CAPITAL:
Accounts payable	$—	$29,292	$39,520	$—	$68,812
Intercompany accounts payable	—	—	3,618	(3,618)	—
Other current liabilities	—	35,622	10,772	(5,206)	41,188

Total current liabilities	—	64,914	53,910	(8,824)	110,000
Deferred tax liability, net	—	—	5,470	—	5,470
Other long-term liabilities	2,723	167	152	(2,723)	319
Long-term debt and capital lease	—	461,292	114,298	(96,097)	479,493

Total liabilities	2,723	526,373	173,830	(107,644)	595,282

Total (deficit) capital	(131,262)	(180,397)	53,050	127,347	(131,262)

Total liabilities and (deficit) capital	$(128,539)	$345,976	$226,880	$19,703	$464,020

Consolidating statement of operations

	For the year ended December 31, 2011
	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
SALES	$—	$581,542	$354,277	$(24,207)	$911,612
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown below)	—	509,980	291,335	(24,207)	777,108
Selling, general and administrative expense, net of service fee income	86	45,871	29,072	—	75,029
Depreciation and amortization expense	—	11,086	10,005	—	21,091

Total operating expenses	86	566,937	330,412	(24,207)	873,228

(LOSS) INCOME FROM OPERATIONS	(86)	14,605	23,865	—	38,384
OTHER INCOME (EXPENSE):
Equity in earnings of unconsolidated affiliate	—	3,680	—	—	3,680
Other income (expense)—net	—	441	934	(9)	1,366
Interest expense—net	—	(49,742)	(14,128)	—	(63,870)
Equity in earnings (losses) of subsidiaries	(24,730)	(1,127)	—	25,857	—

(LOSS) INCOME BEFORE INCOME TAX EXPENSE	(24,816)	(32,143)	10,671	25,848	(20,440)
INCOME TAX EXPENSE	—	1,337	2,751	—	4,088

NET (LOSS) INCOME	(24,816)	(33,480)	7,920	25,848	(24,528)
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	—	—	288	—	288

NET (LOSS) INCOME AVAILABLE TO COMMON PARTNERSHIP INTERESTS	$(24,816)	$(33,480)	$7,632	$25,848	$(24,816)

	For the year ended December 31, 2010
	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
SALES	$—	$386,779	$244,830	$(3,896)	$627,713
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown below)	—	341,851	198,852	(3,896)	536,807
Selling, general and administrative expense, net of service fee income	28	42,109	23,119	—	65,256
Depreciation and amortization expense	—	11,325	8,944	—	20,269
Impairment of goodwill	—	54,539	8,266	—	62,805

Total operating expenses	28	449,824	239,181	(3,896)	685,137

(LOSS) INCOME FROM OPERATIONS	(28)	(63,045)	5,649	—	(57,424)
OTHER INCOME (EXPENSE):
Equity in earnings of unconsolidated affiliate	—	—	1,029	—	1,029
Other income (expense)—net	—	1,713	(1,523)	—	190
Interest expense—net	—	(49,403)	(14,805)	—	(64,208)
Equity in (losses) earnings of subsidiaries	(98,274)	(1,870)	—	100,144	—

(LOSS) INCOME BEFORE INCOME TAX BENEFIT	(98,302)	(112,605)	(9,650)	100,144	(120,413)
INCOME TAX BENEFIT	—	(22,124)	(1)	—	(22,125)

NET (LOSS) INCOME	(98,302)	(90,481)	(9,649)	100,144	(98,288)
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	—	—	14	—	14

NET (LOSS) INCOME AVAILABLE TO COMMON PARTNERSHIP INTERESTS	$(98,302)	$(90,481)	$(9,663)	$100,144	$(98,302)

	For the year ended December 31, 2009
	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
SALES	$—	$498,155	$295,009	$(19,841)	$773,323
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown below)	—	446,294	246,453	(20,152)	672,595
Selling, general and administrative expense, net of service fee income	38	46,798	23,857	—	70,693
Depreciation and amortization expense	—	11,378	8,758	—	20,136

Total operating expenses	38	504,470	279,068	(20,152)	763,424

(LOSS) INCOME FROM OPERATIONS	(38)	(6,315)	15,941	311	9,899
OTHER INCOME (EXPENSE):
Other income (expense)—net	—	361	1,086	—	1,447
Loss on prepayment of debt	—	(5,432)	(2,091)	—	(7,523)
Interest expense—net	—	(32,758)	(14,327)	—	(47,085)
Equity in (losses) earnings of subsidiaries	(20,851)	(972)	—	21,823	—

(LOSS) INCOME BEFORE INCOME TAX EXPENSE	(20,889)	(45,116)	609	22,134	(43,262)
INCOME TAX BENEFIT	—	(17,591)	(4,782)	—	(22,373)

NET (LOSS) INCOME	(20,889)	(27,525)	5,391	22,134	(20,889)
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	—	—	—	—	—

NET (LOSS) INCOME AVAILABLE TO COMMON PARTNERSHIP INTERESTS	$(20,889)	$(27,525)	$5,391	$22,134	$(20,889)

Consolidating statement of cash flows

	For the year ended December 31, 2011
	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
Net cash used in operating activities	$—	$(57,585)	$7	$—	$(57,578)

Cash flows from investing activities:
Purchases of property, plant, and equipment	—	(438)	(2,410)	—	(2,848)
Proceeds from sale of property, plant, and equipment	—	2	6,275	—	6,277

Net cash (used in) provided by investing activities	—	(436)	3,865	—	3,429

Cash flows from financing activities:
Deferred financing costs	—	(775)	(534)	—	(1,309)
Principal payments of long-term debt and capital lease	—	—	(379)	—	(379)
Proceeds from EM Revolving Credit Facility	—	168,495	2,000	—	170,495
Payments to EM Revolving Credit Facility	—	(149,972)	—	—	(149,972)
Proceeds (payments) for intercompany loans	—	11,000	(11,000)	—	—
Increase (decrease) in managed cash overdraft	—	(313)	481	—	168

Net cash provided by (used in) financing activities	—	28,435	(9,432)	—	19,003

Effect of exchange rate changes on cash	—	(264)	(850)	—	(1,114)

Net change in cash and cash equivalents	—	(29,850)	(6,410)	—	(36,260)
Cash and cash equivalents at beginning period	—	32,408	30,070	—	62,478

Cash and cash equivalents at end of period	$—	$2,558	$23,660	$—	$26,218

	For the year ended December 31, 2010
	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
Net cash provided by (used in) operating activities	$—	$16,618	$14,591	$(1,000)	$30,209

Cash flows from investing activities:
Purchase of PetroSteel business	—	(4,000)	—	—	(4,000)
Investment in unconsolidated affiliate	—	(10,000)	—	—	(10,000)
Purchases of property, plant, and equipment	—	(254)	(13,745)	—	(13,999)
Proceeds from sale of property, plant, and equipment	—	1,060	110	—	1,170

Net cash used in investing activities	—	(13,194)	(13,635)	—	(26,829)

Cash flows from financing activities:
Deferred financing costs	—	(1,209)	—	—	(1,209)
Principal payments of long-term debt and capital lease	—	(4,000)	(1,315)	1,000	(4,315)
Proceeds from EM Revolving Credit Facility	—	12,760	—	—	12,760
Payments to EM Revolving Credit Facility	—	(12,760)	—	—	(12,760)
Proceeds (payments) for intercompany loans	—	5,000	(5,000)	—	—
Increase (decrease) in managed cash overdraft	—	(603)	547	—	(56)

Net cash (used in) provided by financing activities	—	(812)	(5,768)	1,000	(5,580)

Effect of exchange rate changes on cash	—	(64)	(991)	—	(1,055)

Net change in cash and cash equivalents	—	2,548	(5,803)	—	(3,255)
Cash and cash equivalents at beginning period	—	29,860	35,873	—	65,733

Cash and cash equivalents at end of period	$—	$32,408	$30,070	$—	$62,478

	For the year ended December 31, 2009
	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
Net cash provided by (used in) operating activities	$(50)	$45,687	$46,233	$—	$91,870

Cash flows from investing activities:
Issuance of note receivable- affiliated	—	(100,855)	—	100,855	—
Purchase of PetroSteel business	—	(4,000)	—	—	(4,000)
Purchases of property, plant, and equipment	—	(2,300)	(1,840)	—	(4,140)
Proceeds from sale of property, plant, and equipment	—	28	148	—	176

Net cash used in investing activities	—	(107,127)	(1,692)	100,855	(7,964)

Cash flows from financing activities:
Proceeds from issuance of long term debt	—	460,624	—	—	460,624
Deferred financing costs	—	(13,311)	—	—	(13,311)
Principal payments of long-term debt and capital lease	—	(350,800)	(143,116)	—	(493,916)
Proceeds from EM Revolving Credit Facility	—	165,194	22,538	—	187,732
Payments to EM Revolving Credit Facility	—	(166,981)	(25,044)	—	(192,025)
Proceeds (payments) for intercompany loans	—	—	100,855	(100,855)	—
Increase (decrease) in managed cash overdraft	—	(2,642)	(6,334)	—	(8,976)

Net cash (used in) provided by financing activities	—	92,084	(51,101)	(100,855)	(59,872)

Effect of exchange rate changes on cash	—	(482)	473	—	(9)

Net change in cash and cash equivalents	(50)	30,162	(6,087)	—	24,025
Cash and cash equivalents at beginning period	50	(302)	41,960	—	41,708

Cash and cash equivalents at end of period	$—	$29,860	$35,873	$—	$65,733

Independent Auditors’ Report

The Board of Directors and Members

Bourland & Leverich Holdings LLC

Pampa, Texas:

We have audited the accompanying consolidated balance sheet of Bourland & Leverich Holdings LLC and subsidiary as of December 31, 2011, and the related consolidated statements of operations, members’ interest, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bourland & Leverich Holdings LLC and subsidiary as of December 31, 2011, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Baton Rouge, Louisiana

February 29, 2012

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Consolidated Balance Sheet

December 31, 2011

(In thousands)

Assets
Current assets:
Cash and cash equivalents	$51
Accounts receivable – net of allowance for doubtful accounts of $317	62,492
Inventories	143,367
Prepaid expenses and other current assets	413

Total current assets	206,323

Property, plant, and equipment – net	1,137
Other intangible assets – net	146,589
Deferred financing costs	8,818

Total	$362,867

Liabilities and Members’ Interest
Current liabilities:
Managed cash overdrafts	$6,376
Accounts payable	76,230
Accrued expenses and other current liabilities	5,502
Accrued interest payable	539
Current portion of long-term debt	18,886

Total current liabilities	107,533

Long-term debt	164,218

Total liabilities	271,751

Commitments and contingencies

Members’ interest:
Managing member	37,792
Limited members	53,324

Total members’ interest	91,116

Total	$362,867

See accompanying notes to consolidated financial statements.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Consolidated Statement of Operations

Year Ended December 31, 2011

(In thousands)

Sales	$763,659

Operating expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	687,222
Selling, general, and administrative expense	15,937
Depreciation and amortization expense	14,520

Total operating expenses	717,679

Income from operations	45,980

Other income (expense):
Other income – net	612
Interest expense	(22,610)

Income before income tax expense	23,982

Income tax expense	—

Net income	$23,982

See accompanying notes to consolidated financial statements.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Consolidated Statement of Members’ Interest

Year Ended December 31, 2011

(In thousands)

	Number of units		Managing Member	Limited members	Total
	Managing Member	Limited members
Balance – January 1, 2011	27,760.0	41,644.1	$30,412	$41,363	$71,775
Issuance of restricted Class A common units	—	562.5	—	—	—
Net income	—	—	9,698	14,284	23,982
Amortization of restricted units and unit options	—	—	—	1,778	1,778
Distributions to members	—	—	(2,318)	(4,101)	(6,419)

Balance – December 31, 2011	27,760.0	42,206.6	$37,792	$53,324	$91,116

See accompanying notes to consolidated financial statements.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year Ended December 31, 2011

(In thousands)

Cash flows from operating activities:
Net income	$23,982
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,520
Accretion of discount on note payable to seller	465
Amortization of deferred financing costs	2,490
Noncash accrual of interest on note payable to seller	3,843
Allowance for doubtful accounts	63
Unit-based compensation expense	1,270
Gain on sale of property, plant, and equipment	(2)
Changes in assets and liabilities:
Accounts receivable	(12,854)
Inventories	(34,947)
Prepaid expenses and other current assets	(131)
Managed cash overdrafts	4,641
Accounts payable	39,502
Accounts payable-affiliated	(14,342)
Accrued expenses and other current liabilities	1,244

Net cash provided by operating activities	29,744

Cash flows from investing activities:
Purchases of property, plant, and equipment	(150)
Proceeds from the sale of property, plant, and equipment	14

Net cash used in investing activities	(136)

Cash flows from financing activities:
Principal payments on term loan	(7,032)
Proceeds from asset based loan facility	153,772
Payments to asset based loan facility	(170,772)
Distributions to members	(5,911)

Net cash used in financing activities	(29,943)

Net decrease in cash and cash equivalents	(335)
Cash and cash equivalents – beginning of period	386

Cash and cash equivalents – end of period	$51

Supplemental disclosures of cash flow information:
Cash paid for interest	$15,831
Cash paid for Texas Gross Margin Income Tax	89
Noncash investing and financing activity:
Noncash distribution to limited member	$508

See accompanying notes to consolidated financial statements.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2011

(1)	Organization and Summary of Significant Accounting Policies

(a)	Description of Operations

The Bourland & Leverich Holdings LLC (the Company) was formed on July 19, 2010 for the purpose of acquiring through Bourland & Leverich Supply Co. LLC (B&L Supply), which is a wholly owned subsidiary of the Company, certain assets and working capital and other contractual liabilities of Bourland & Leverich Holding Company and its subsidiaries (Old B&L), which together comprised Old B&L’s oil country tubular goods (OCTG) distribution business (the B&L Acquisition). The B&L Acquisition closed on August 19, 2010.

The total purchase price of the B&L Acquisition was $278,480, which consisted of $220,376 in cash (including a preliminary working capital adjustment of $18,212), a $50,000 five-year subordinated note payable to seller (Seller Note), net of discount of $6,250, a final working capital adjustment of $13,393, and a balance due to Old B&L of $961. The cash purchase price of $220,376, deferred financing costs of $11,974, and acquisition costs of $1,234 were funded through cash proceeds from the issuance of a $125,000 Term Loan, $65,000 from the issuance of Class A Common Units, and $43,584 in borrowings under the Company’s Asset Based Loan (ABL) Facility. Of the deferred financing costs of $11,974, approximately $1,460 was paid to Jefferies Finance LLC and approximately $2,190 was paid to Jefferies Group, Inc. Jefferies Finance LLC is managed by Jefferies & Company, Inc., a wholly owned subsidiary of Jefferies Group, Inc., which has made a substantial investment in and has a substantial, nonvoting interest in Jefferies Capital Partners IV L.P. (Fund IV), Jefferies Employees Partners IV LLC, and JCP Partners IV LLC (collectively, JCP Funds). The JCP Funds hold a substantial portion of the Company’s equity interest.

The Company is headquartered in Pampa, Texas, and distributes carbon and alloy OCTG products. The Company’s products include surface casing, production casing and tubing, and specialty tubulars, all of which are consumed during the completion and finishing of productive oil and natural gas wells. The Company’s customers include large North American oil and natural gas exploration and production companies.

(b)	Significant Accounting Policies

Basis of Presentation – The consolidated financial statements and notes to the consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (GAAP) in accordance with the Financial Accounting Standards Board’s (FASB), Accounting Standards Codification (ASC) Topic 105, Generally Accepted Accounting Principles. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, B&L Supply. All significant intercompany transactions and balances have been eliminated in the consolidation.

Use of Estimates – The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of trade accounts receivable, inventories, and other intangible assets and the recognition of sales rebates and discounts.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

Cash Equivalents – The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash and cash equivalents.

Managed Cash Overdraft – The Company utilizes a cash management system under which a book overdraft represents the outstanding checks on the Company’s controlled disbursement bank account in excess of funds on deposit in the account as of the balance sheet date. The balance of book overdrafts is classified as Managed cash overdrafts in the Current liabilities section of the consolidated balance sheet as of December 31, 2011. Changes in managed cash overdrafts during the year ended December 31, 2011 are reflected as an operating activity in the consolidated statement of cash flows.

Accounts Receivable – Accounts receivable is shown net of allowance for doubtful accounts. The allowance for doubtful accounts reflects the Company’s estimate of the uncollectible trade accounts receivable based on the aging or other collectability attributes of specific customer receivable accounts.

Inventories – Inventories consist of carbon and alloy OCTG products and are stated at the lower of cost or market (net realizable value). Cost is determined by the average-cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on the lower of the estimated replacement cost or the estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving, or defective items.

Property, Plant, and Equipment – Property, plant, and equipment are recorded at cost. Depreciation of property, plant, and equipment is determined for financial reporting purposes by using the straight-line method over the estimated useful lives of the individual assets. Useful lives range from three to 10 years for equipment and computers, and 10 to 40 years for buildings and land improvements. Ordinary maintenance and repairs, which do not extend the physical or economic lives of the plant or equipment, are charged to expense as incurred.

Other Intangible Assets – Other identifiable intangible assets include customer relationships, tradenames, and noncompetition agreements. Other identifiable intangible assets with finite useful lives are amortized to expense over the estimated useful life of the asset. Customer relationships and noncompetition agreements are amortized on a straight-line basis over their estimated useful lives; 11 years for customer relationships, and five years for noncompetition agreements. Identifiable intangible assets with an indefinite useful life are evaluated annually on January 1 for impairment and more frequently if circumstances dictate, by comparing the carrying amount to the fair value of the individual assets. No impairment of the tradenames was recorded for the year ended December 31, 2011 as the fair value of the tradenames exceeded its carrying amounts.

Impairment of Long-lived Assets – The Company assesses the impairment of long-lived assets, including property, plant, and equipment, and long-lived intangible assets associated with noncompetition agreements and customer relationships, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the undiscounted future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any) are less than such asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. No impairment of these long-lived assets was identified for the year ended December 31, 2011.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

Deferred Financing Costs – Deferred financing costs are charged to operations as additional interest expense over the life of the underlying debt using the effective interest method. Deferred financing costs charged to the consolidated statement of operations as interest expense during the year ended December 31, 2011 was $2,490.

Income Taxes – The Company is a limited liability company for income tax purposes and is not taxed at the entity level. The Company’s income, loss, deductions, and credits are passed through to its members in computing member tax liabilities. The Company is subject to Texas Gross Margin Income Tax, which is included in selling, general, and administrative expense at the statement of operations. In accordance with the provisions of the FASB ASC Topic 740, Income Taxes, the Company has evaluated their status as a pass-through entity and believes there is sufficient positive evidence to support this position.

Revenue Recognition – Revenue is recognized on product sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer, and collectability is reasonably assured. Cash discounts and rebates to customers are accounted for as reductions in revenues in the same period revenues are recorded and were $12,584 for the year ended December 31, 2011. An allowance for product returns is estimated by the Company based on historical trends and accounted for as a reduction in revenue in the same period revenues are recorded. Cash discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. Shipping and handling costs related to product sales are also included in sales.

Equity-based Compensation – The Company has equity-based compensation plans for certain employees and directors and accounts for these plans under FASB ASC Topic 718, Compensation – Stock Compensation. ASC Topic 718 requires all forms of unit-based payments to employees, including options, to be recognized as unit-based compensation expense and included in selling, general, and administrative expense on the consolidated statement of operations. The unit-based compensation expense is the fair value of the awards at the measurement date. Further, ASC Topic 718 requires unit-based compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption.

Employee Benefit Plans – B&L Supply has a defined contribution profit sharing plan for eligible full-time employees with one year of service with B&L Supply. Contributions by B&L Supply are discretionary. B&L Supply also has a qualified 401(k) plan.

Fair Value of Financial Instruments – The Company measures fair value of financial instruments as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short maturity of those instruments. The fair value of long-term debt is based on estimated market quotes.

New Accounting Standards – From time to time, new accounting pronouncements are issued by the FASB, which are adopted by the Company as of the specified effective date.

In October 2009, the FASB issued ASC Topic 605, Revenue Recognition, which provided guidance on whether multiple deliverables exist, how the deliverables should be separated, and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available; third-party evidence if vendor-specific objective evidence is not available; or estimated selling price if neither vendor-specific

BOURLAND & LEVERICH HOLDINGS LLC

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Notes to Consolidated Financial Statements (Continued)

December 31, 2011

or third-party evidence is available. The Company applied this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011. The adoption of this new guidance did not have a material effect on the Company’s financial position or results of operations.

(2)	Property, Plant, and Equipment – Net

Property, plant, and equipment – net at December 31, 2011 consisted of the following:

Land and land improvements	$59
Building	791
Equipment and computers	406

Total property, plant, and equipment	1,256
Less accumulated depreciation	(119)

Property, plant, and equipment – net	$1,137

Substantially all of the Company’s property, plant, and equipment serve as collateral for the Company’s long-term debt. Depreciation expense for the year ended December 31, 2011 was $96.

(3)	Intangible Assets

Intangible assets at December 31, 2011 consisted of the following:

	Gross carrying value	Accumulated amortization	Net carrying value
Customer relationships	$154,262	(19,127)	135,135
Noncompetition agreements	2,000	(546)	1,454
Tradenames	10,000	—	10,000

Total other intangible assets	$166,262	(19,673)	146,589

The fair value of customer relationships and noncompetition agreements were derived at acquisition of B&L Supply using an income/excess earnings valuation method, which is based on the assumption that earnings are generated by all of the assets held by the Company, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the customer relationship intangible, including future earnings projections, discount rates, and customer attrition rates. In determining the fair value for noncompetition agreements, the Company considered future earnings projections, discount rates, and estimates of potential losses resulting from competition, the enforceability of the terms, and the likelihood of competition in the absence of the agreement. The useful lives for customer relationships have been estimated based on historical experience.

The fair value of tradenames were derived at acquisition of B&L Supply using a relief from royalty valuation method, which assumed that the owner of intellectual property is relieved from paying a royalty for the use of that asset. The royalty rate attributable to the intellectual property represents the cost savings that are available through ownership of the asset by the avoidance of paying royalties to license the use of the intellectual property from another owner. Accordingly, earnings forecasts of income reflect an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. Estimates and assumptions used in deriving the fair value of tradenames include future earnings projections, discount rates, and market royalty rates identified on similar recent transactions.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

Customer relationships and noncompetition agreements are subject to amortization, while tradenames have indefinite lives and are not subject to amortization. Amortization expense was $14,424 for the year ended December 31, 2011.

The following table presents the Company’s scheduled amortization expense associated with intangible assets:

Year ending December 31:
2012	$14,424
2013	14,424
2014	14,424
2015	14,278
2016	14,024
Thereafter	65,015

$136,589

The remaining amortization period for customer relationships was approximately 9.7 years at December 31, 2011. The remaining amortization period for noncompetition agreements was approximately 3.7 years at December 31, 2011.

(4)	Credit Arrangements and Long-Term Debt

Credit arrangements and long-term debt consisted of the following at December 31, 2011:

$125,000 Term Loan; interest accrues at adjusted London Interbank Offered Rate (LIBOR), plus 9.0% for LIBOR loans, and Prime plus 8.0% for Base Rate Loans (11.0% weighted average at December 31, 2011); secured by a first priority lien on principal assets (other than working capital assets); due August 19, 2015	$116,406
$75,000 ABL Facility, interest accrues at a base rate of Prime plus 2.0% to 2.5% for Base Rate Loans, and LIBOR plus 3.0% to 3.5% for LIBOR loans (4.58% weighted average at December 31, 2011); due August 19, 2014	17,000
Seller Note, net of discount of $5,624 at December 31, 2011; interest accrues at 8.0% compounding annually with a portion of interest payable annually on April 15; due August 19, 2019	49,698

Total	183,104
Less current portion	(18,886)

Long-term debt	$164,218

Term Loan – on August 19, 2010, the Company’s wholly owned subsidiary, B&L Supply, issued a $125,000 aggregate principal amount term note (Term Loan) under a credit agreement (the Term Loan Agreement). The proceeds from the issuance of the Term Loan were used to fund a portion of the total purchase price for the B&L Acquisition.

The Term Loan Agreement requires quarterly principal payments which began December 31, 2010, of $1,562, or 0.0125%, of the original principal amount through September 30, 2011; $2,344, or 0.0188%, of the original principal amount through September 30, 2012; and $3,125, or 0.025%, of the original principal amount thereafter through the maturity date of August 19, 2015, at which time the remainder of the loan balance is due. Principal payments for the year ended December 31, 2011 were $7,032.

BOURLAND & LEVERICH HOLDINGS LLC

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Notes to Consolidated Financial Statements (Continued)

December 31, 2011

Effective for the year ended December 31, 2011, the Term Loan Agreement also requires B&L Supply to make potential mandatory annual principal prepayments from Excess Cash Flow (the ECF Prepayment), as defined by the Term Loan Agreement, based on financial statements of B&L Supply for the five quarters ended December 31, 2011 and the four quarters ended each fiscal year-end thereafter. Such mandatory prepayments are required to be paid within two business days after the issuance of B&L Supply’s audited financial statements for the year then ended, which must be submitted within 90 days after year-end. These mandatory prepayments will be deferred to the extent necessary for B&L Supply to maintain certain liquidity (the Liquidity Test), as defined by the Term Loan Agreement. Deferred amounts may be payable in future periods to the extent B&L Supply satisfies the Liquidity Test, which is performed on a monthly basis.

Based on the financial statements of B&L Supply for the five quarters ended December 31, 2011, the Company has determined that it is required to make an ECF Prepayment of approximately $9,564. The Company has classified the amount of the ECF Prepayment in the current portion of long-term debt at the consolidated balance sheet at December 31, 2011 as it is expected that the full amount of the ECF Prepayment will be paid prior to December 31, 2012. The amount of the ECF Prepayment will be applied to reduce on a pro rata basis the remaining quarterly principal payments under the Term Loan. Accordingly, the remaining quarterly principal repayments will be $2,151 through September 30, 2012 and $2,868 thereafter through the maturity date of August 19, 2015, at which time the remainder of the loan balance is due.

B&L Supply can prepay the Term Loan at any point in time subject to a make-whole payment or prepayment fee as defined by the Term Loan Agreement payable prior to the fourth anniversary of the Term Loan. The Term Loan also contains a mandatory prepayment with respect to additional debt issuance, which is subject to the same make-whole payment or prepayment fee. The ECF Prepayments are not subject to a make-whole payment or prepayment fee. There were no prepayments for the year ended December 31, 2011.

Prior to August 19, 2012, B&L Supply may, at its option, redeem some or all of the Term Loan plus a make-whole amount calculated with respect to the amount repaid. The make-whole amount is defined as the present value of (i) the prepayment fee as of the second anniversary of the closing and (ii) interest that would be required through August 19, 2012, assuming the adjusted LIBOR is the greater of the rate in effect on the date of determination or 2.0%. The present value is determined using a discount rate equal to the U.S. Treasury rate as of the date of determination plus 50 basis points. On or after August 19, 2012, a prepayment fee is paid as follows:

Percentage
On or prior:
August 19, 2013	105.50%
August 19, 2014	102.75

The Term Loan is secured by:

(i)	first-priority liens and security interests, subject to permitted liens, in B&L Supply’s principal assets (other than the working capital assets, which collateralize the ABL Facility), including material real property, fixtures, and equipment, intellectual property, and B&L Supply’s capital stock; and

(ii)	second-priority liens and security interests, subject to permitted liens (including first-priority liens securing the ABL Facility), in substantially all of B&L Supply’s cash and cash equivalents, deposit and securities accounts, accounts receivable, inventory, other personal property relating to such inventory, and accounts receivable, and all proceeds therefrom, in each case currently owned or acquired in the future.

BOURLAND & LEVERICH HOLDINGS LLC

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Notes to Consolidated Financial Statements (Continued)

December 31, 2011

Under an intercreditor agreement, the security interest in certain assets consisting of cash and cash equivalents, inventory, accounts receivable, and deposit and securities accounts are subordinated to a lien thereon that secures the Company’s ABL Facility. As a result of such lien subordination, the Term Loan is effectively subordinated to the Company’s ABL Facility to the extent of the value of such assets.

The Term Loan Agreement contains various covenants that limit the Company’s discretion in the operation of its business. The various covenants include:

(i)	a maximum total leverage ratio by B&L Supply, as defined by the Term Loan Agreement, of no more than 2.25 to 1.0 at December 31, 2011; and 2.0 to 1.0 at March 31, 2012 and thereafter;

(ii)	a minimum consolidated interest coverage ratio by B&L Supply, as defined by the Term Loan Agreement, of 3.25 to 1.0 through December 31, 2011, and 3.5 to 1.0 for the period March 31, 2012, and thereafter; and

(iii)	limitations on B&L Supply’s capital expenditures with maximum annual capital expenditures of $3,500 for the period August 19, 2010 through December 31, 2011, and $3,000 for the years ending December 31, 2012 and thereafter.

The Term Loan Agreement, among other things, also limits:

(i)	B&L Supply’s ability to incur additional indebtedness, incur liens, make certain investments and loans, enter into sale and leaseback transactions, make material changes in the nature or conduct of the B&L Supply business, and enter into certain transactions with affiliates;

(ii)	B&L Supply’s ability to pay dividends or make certain other restricted payments; and

(iii)	B&L Supply’s ability to merge or consolidate with any other person or sell, assign, transfer, convey, or otherwise dispose of all or substantially all of its assets.

At December 31, 2011, the Company was in compliance with all the affirmative and negative covenants applicable under the Term Loan Agreement.

ABL Facility – On August 19, 2010, B&L Supply entered into the ABL Facility with Regions Bank and RBS Business Capital, a division of RBS Asset Finance, Inc., as co-collateral agents. An initial borrowing of $43,584 was used to fund a portion of the total purchase price for the B&L Acquisition.

Actual credit availability is defined as the lesser of (i) the revolving commitment of $75,000 or (ii) an availability amount based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sublimits as defined by the ABL Facility (the Borrowing Base). B&L Supply may utilize the ABL Facility for borrowings as well as for the issuance of trade finance instruments. At December 31, 2011, there was $17,000 in outstanding cash borrowings under the ABL Facility and no outstanding trade finance instruments. Borrowing availability under the ABL Facility was $58,000 at December 31, 2011.

Interest rate risk associated with the ABL Facility’s variable rate debt is minimal due to the short-term nature of borrowings. The ABL Facility also contains an unused line commitment fee calculated on a quarterly basis at a rate of 0.5%, 0.625%, and 0.75% based on the daily average excess of the lesser of the total revolving commitment over outstanding borrowings and utilization of availability for trade finance instruments. Unused line commitment fees for the year ended December 31, 2011 were $197 and are included in interest expense on the consolidated statement of operations.

The ABL Facility is secured by a first-priority security interest in all of the working capital assets of B&L Supply, including trade accounts receivable and inventories.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

The ABL Facility contains affirmative and negative covenants, including a fixed charge coverage ratio for B&L Supply, as defined by the ABL Facility Agreement, not to be less than 1.10 to 1.00 and a limitation of B&L Supply’s capital expenditures not to exceed $3,500 for the period August 19, 2010 through December 31, 2011 and $3,000 in 2012 and thereafter. The fixed charge coverage ratio only applies if B&L Supply’s excess liquidity, as defined by the ABL Facility Agreement, is less than the greater of 20.0% of the revolving commitment or $15,000. The ABL Facility also provides for limitations, among others, on B&L Supply’s additional indebtedness; the making of distributions, loans, and advances by B&L Supply; transactions with affiliates of B&L Supply; mergers by B&L Supply; and the sale of B&L Supply’s assets.

At December 31, 2011, the Company was in compliance with all the affirmative and negative covenants applicable under the ABL Facility.

Note Payable to Seller – In connection with the B&L Acquisition, the Company entered into a $50,000 Seller Note with the sole shareholder of Old B&L, who currently serves as a board member of the Company. In connection with the fair value of assets acquired and liabilities in the B&L Acquisition, the fair value of the Seller Note was determined to be $43,750 with an original discount of $6,250. The discount was calculated based on the estimated price that would be received to sell, or paid to transfer, a liability in an orderly transaction between market participants on August 19, 2010. The Seller Note accrues interest at a base rate of 2.18% and a contingent interest rate of 5.82% for an aggregate interest rate of 8.0%, which compounds annually. A portion of the accrued interest equal to 37.5% of the base rate is due annually on April 15 until maturity. The remaining portion of the accrued interest is added to the Seller Note principal balance to be paid at maturity. At December 31, 2011, cumulative accrued interest added to the Seller Note was $5,322 and is included in long-term debt.

The following table presents the Company’s schedule principal payments including mandatory prepayments, if any, associated with long-term debt:

Year ending December 31:
2012	$18,886
2013	11,473
2014	28,473
2015	74,574
2016	—
Thereafter	49,698

Total	$183,104

(5)	Members’ Interest

The Amended and Restated Limited Liability Company Operating Agreement of the Company dated August 19, 2010 (the B&L LLC Agreement) provides that all aspects of the management, operation, and policy of the Company are vested exclusively in the Company’s board of directors (the Board). The composition of the Board is determined from time to time exclusively by Fund IV. Fund IV is managed by the same JCP (Jefferies Capital Partners) Managing Member as the JCP Funds. Except for Fund IV, the members of the Company, which are the holders of the Class A Common Units and any other limited liability company interests of the Company, have no voting or approval rights unless such approvals are deemed to have been given.

Under the B&L LLC Agreement, the Board has sole and complete discretion in determining whether to issue additional limited liability company interests (Units), the number, type, class, or series of Units to be

BOURLAND & LEVERICH HOLDINGS LLC

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Notes to Consolidated Financial Statements (Continued)

December 31, 2011

issued at any particular time, the purchase price and form of consideration for any Units issued, and all other terms, conditions, obligations, and relative rights and preference of such Units.

The B&L LLC Agreement generally restricts the transfer (including pledge) of Class A Common Units and Class B Common Units. Exceptions to this restriction include transfers approved in advance in writing by the Board and Fund IV and transfers to permitted transferees, such as spouses, children, grandchildren, and estate planning vehicles, in each case so long as any transferee complies with the B&L LLC Agreement and subject to certain other conditions and limitations. Fund IV has drag-along rights whereby, if Fund IV approves an approved sale, as defined by the B&L LLC Agreement, each investor will be required to (i) consent to and raise no objections against, and waive dissenters and appraisal rights (if any) with respect to, the approved sale; (ii) if the approved sale is structured as a sale of Units, sell all or a pro rata portion of such member’s or permitted transferee’s units and any options, warrants or other rights to acquire Units on the terms and conditions approved by the Board; (iii) if the approved sale is structured as a sale of assets, take all actions necessary to approve, authorize, and cooperate with such sale and cause the liquidation of the Company, if requested by the Board, following the consummation of such approved sale; and (iv) take all other reasonably necessary and desirable actions requested by the Board, including, without limitation, executing the applicable purchase agreement and related documents and agreeing to representations and warranties (including those made by the Company), escrow obligations, indemnification obligations, and other obligations to which the JCP Funds are subject. An approved sale is (i) a merger involving the Company, or any of its subsidiaries, and Edgen Murray II, L.P., or any of its subsidiaries (see note 11 – Related Party Transactions), (ii) the sale of control of the Company, whether by merger, consolidation, sale of the Company’s outstanding Units, or other equity securities, sale of all, or substantially all, of its assets or otherwise to a person that is not an affiliate of the JCP Funds; or (iii) the sale, transfer, contribution, redemption, exchange, conversion, or other disposition of the Units, whether to the Company or its affiliate, other than a sale of control of the Company.

As long as the JCP Funds collectively own 10% or more of the Class A Common Units, except in a public offering or an approved sale, and subject to certain other exceptions and limitations, if JCP Funds sell any Class A Common Units to an unaffiliated third party, the holders of Class A Common Units have tag-along rights to sell a proportionate number of their Class A Common Units. The B&L LLC Agreement requires the Company to offer each holder that is an accredited investor of Class A Common Units the right to purchase, on a pro rata basis, debt or equity securities of the Company upon any new issuance of such securities to the JCP Funds or certain of their affiliates, subject to the conditions and exceptions set forth in the B&L LLC Agreement.

Class A Common Units – On August 19, 2010, the Company issued 65,000 Class A Common Units at $1,000 per unit. A Class A Common Unit represents a fractional part of ownership of the Company and is entitled to share in the profit and losses of the Company, which are allocated annually in accordance with the B&L LLC Agreement. Under the B&L LLC Agreement, the Board must approve all distributions. Any distributions are made in proportion to the number of Class A Common Units and Class B Common Units held by each holder of Common Units, subject to certain exceptions.

Class B Common Units – On August 19, 2010, the Company granted 1,041.6 Class B Common Units at a grant date fair value of $748 per unit to employees of Edgen Murray Corporation (EMC) for services provided to the Company in the completion of the B&L Acquisition. Class B Common Units are substantially identical to Class A Common Units except that holders of Class B Common Units are not entitled to the tag-along rights or preemptive rights or to any distribution to the extent receipt would be inconsistent with treatment of the Class B Common Units as profits interests within the meaning of U.S. Treasury regulations and pronouncements.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

Restricted Units – The Bourland & Leverich Equity Incentive Plan (the B&L Equity Incentive Plan) authorizes the granting of awards to employees and other eligible participants of up to 3,925 restricted units subject to restrictions on transfer until such time as they vest into Class A Common Units governed by the B&L LLC Agreement.

Unit Options – The B&L Equity Incentive Plan also allows the Company to provide unit options to purchase Class A Common Units as incentives and rewards for employees and other eligible participants. Under the B&L Equity Incentive Plan, the Company can grant a maximum of 5,940 unit options minus the number of Class B Common Units outstanding. At December 31, 2011, there were 1,041.6 Class B Common Units outstanding.

Upon a change in capital structure, including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger, or any other change in the structure of the Company, which in the judgment of the Board (or committee appointed by the Board) necessitates action by adjusting the terms of the outstanding awards or units, the Board (or committee appointed by the Board), in its full discretion, may make appropriate adjustment in the number and kind of equity interests authorized by the B&L Equity Incentive Plan and adjust the outstanding awards, including the number of units, the prices and any limitations applicable to the outstanding awards as it determines appropriate.

Upon a sale of the Company, the Board (or committee appointed by the Board) may (i) accelerate vesting; (ii) terminate unexercised awards with a 20-day notice; (iii) cancel any options that remain unexercised for a payment in cash of an amount equal to the excess of the fair market value of the units over the exercise price for such option; (iv) require the award to be assumed by the successor entity or that the awards be exchanged for similar shares in the new successor entity; and (v) take any other actions determined to be reasonable to permit the holder to realize the fair market value of the award.

Upon a qualified initial public offering as defined by the B&L LLC Agreement, the Board (or committee appointed by the Board), at its discretion, may, but is not required to, accelerate the vesting of all or any portion of the then unvested options.

The valuation approaches used by the Company in determining the fair value of equity awards and the related compensation expense require the input of highly subjective assumptions. For example, the discounted cash flow approach uses management’s estimates related to projections of revenues and expenses and related cash flows based on assumed long-term growth rates and demand trends; expected future investments to grow the business; and a risk-adjusted discount rate. The market approach includes management’s assumption of comparable companies based on corresponding financial metrics of publicly traded firms in similar lines of business to the Company’s historical and/or projected financial metrics. The difference in fair value of the Company’s Class A Common Unit and Class B Common Unit is due to the significant differences in seniority and distribution rights. The Class A Common Units receive liquidation preference then participate in the remaining proceeds pro rata with Class B Common Units. Because Class A Common Units’ seniority and participation feature, its fair greater is higher than Class B Common Units’.

(6)	Unit-Based Compensation

The Company has a plan under which restricted units and unit options to purchase the Company’s Class A Common Units have been granted to executive officers, directors, employees, and employees of a limited member. The terms and vesting schedules for unit awards vary by type of grant. Generally, the awards vest upon time-based conditions. Upon exercise, unit options are settled with Class A Common Units. The

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

unit-based compensation expense that has been recorded for these plans within the consolidated statement of operations for the year ended December 31, 2011 was as follows:

Unit-based compensation expense by type:
Unit options	$460
Restricted units	810

Total unit-based compensation expense	1,270

Tax benefit recognized	—

Unit-based compensation expense – net of tax	$1,270

The Company also granted unit-based awards to employees of a limited member. The amortization of those unit-based awards of $508 is reflected as a noncash distribution for the year ended December 31, 2011. Total amortization of unit-based compensation was $1,778 and is shown at the consolidated statement of members’ interest for the year ended December 31, 2011.

Unit-based compensation expense is measured at each individual award grant date and recognized over the award vesting period of generally five years. Modifications of unit-based awards are measured at the date of modification resulting in compensation cost for any incremental difference in fair value between the original award and the new award, except in certain instances provided for in ASC Topic 718.

Unit Options – Certain employees receive unit options as a portion of their total compensation. Such options generally become exercisable over a five-year period, expire seven years from the date of grant, and are subject to forfeiture upon termination of employment. Upon grant, unit options are assigned a fair value based on the Black-Scholes pricing model. Unit-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award.

During the year ended December 31, 2011, the Company granted 581.3 unit options with a weighted average fair value at grant date of $1,174 per unit. The weighted average fair value per unit was estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for unit options awarded in the 2011 were as follows:

Weighted average Black-Scholes assumptions:
Risk-free interest rate	2.2%
Expected volatility	75.0
Expected dividend yield	None
Expected term	5.0 years

As no historical data was available, the Company calculated the expected term for unit options using the simplified method in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110. The Company based the risk-free interest rate on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which the Company operates and for which management believes is comparable.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

Unit Option Activity – A summary of unit option activity for the year ended December 31, 2011 is as follows:

	Number of options	Weighted average exercise price
Balance – January 1, 2011	4,317.2	$1,000
Granted	581.3	3,062
Exercised	—	—
Forfeited	—	—
Canceled or expired	—	—

Balance – December 31, 2011	4,898.5	1,245

Exercisable – December 31, 2011	863.4	1,000

At December 31, 2011, there was $2,510 of unit-based compensation expense related to nonvested unit option awards yet to be recognized over a weighted average period of approximately 2.0 years. Of this expense, $1,857 will be recognized as an expense by the Company and the remaining expense relating to unit options granted to employees of a limited member will be recognized as a noncash distribution.

Restricted Units – Certain employees and directors receive restricted common units as a portion of their total compensation. Restricted common unit awards vest over various time periods based upon the program, but generally vest in five years and convert to unrestricted Class A Common Units at the conclusion of the vesting period. All or a portion of an award may be canceled if employment is terminated before the end of the award’s vesting period.

During the year ended December 31, 2011, the Company granted to certain employees 562.5 restricted units authorized under the B&L Equity Incentive Plan. The grant date weighted average fair value per unit granted was $3,062 based on a valuation methodology that uses comparable company market value approach. The significant increase in weighted grant date fair value of the restricted units issued in 2011 compared to 2010 is a result of increased earnings before interest, taxes, depreciation and amortization, or EBITDA, and market multiples in the comparable companies as a result of changing market conditions.

Restricted Unit Activity – A summary of restricted unit activity for the year ended December 31, 2011 is as follows:

	Number of units	Weighted average grant date fair value
Balance – January 1, 2011	3,362.5	$1,075
Granted	562.5	3,062
Vested	(672.5)	1,075
Forfeited	—	—
Canceled	—	—

Balance – December 31, 2011	3,252.5	1,419

All outstanding restricted units vest over various time periods. At December 31, 2011, 672.5 restricted units were vested.

At December 31, 2011, there was $4,090 of unit-based compensation expense related to nonvested restricted units yet to be recognized over a weighted average period of approximately 2.0 years. Of this expense,

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

$3,466 will be recognized as an expense by the Company and the remaining expense relating to restricted units granted to employees of a limited member will be recognized as a noncash distribution.

Class B Common Units – Certain employees of EMC received Class B Common Units for services provided to the Company in the completion of the B&L Acquisition. Class B Common Unit awards vest over a period of five years and convert to fully vested Class B Common Units at the conclusion of the vesting period. The nonvested portion of an award may be canceled or forfeited if employment is terminated before the end of the award’s vesting period.

The Company granted 1,041.6 Class B Common Units to EMC employees on August 19, 2010. The grant date fair value of a Class B Common Unit was estimated at $748 per unit and was based on a valuation methodology, which uses a combined discounted cash flow valuation and comparable company market value approach which was divided by the total outstanding Class A Common Units, including Class A restricted units and options, to determine the fair value of a Class B Common Unit at the grant date.

Class B Common Unit Activity – A summary of nonvested Class B Common Unit activity for the year ended December 31, 2011 is as follows:

	Number of units	Weighted average grant date fair value
Balance – January 1, 2011	1,041.6	$748
Granted	—	—
Vested	(208.4)	748
Forfeited	—	—
Canceled	—	—

Balance – December 31, 2011	833.2	748

At December 31, 2011, 208.4 Class B Common Units were vested.

At December 31, 2011, there was $567 of unit-based compensation expense related to nonvested Class B Common Units yet to be recognized over a remaining period of approximately 3.7 years. This expense, which relates to Class B Common Units granted to employees of a limited member, will be recognized by the Company as a noncash distribution.

(7)	Commitments and Contingencies

Employment agreements – In the ordinary course of business, the Company has entered into employment contracts with certain executives. Among other things, these contracts provide for minimum salary levels and incentive bonuses.

Legal proceedings – The Company is from time to time a party to various claims and legal proceedings related to the business. It is not possible to predict the outcome of these claims and proceedings. However, there are no current material claims or legal proceedings pending against Company that, in the opinion of Company’s management, are likely to have a material effect on Company’s business, financial condition, results of operations, or liquidity.

(8)	Concentration of Risks

The Company has a significant concentration of credit risk in the oil and gas industry. The Company evaluates the creditworthiness of its major new and existing customers’ financial condition, and generally, the Company does not require collateral from its customers.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

For the year ended December 31, 2011, the Company’s 10 largest customers represented approximately 62% of the Company’s sales, and two customers exceeded 10% and accounted for 29% of total sales. Financial instruments that would potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the customer base.

The Company relies on a limited number of third parties to supply its OCTG products. During the year ended December 31, 2011, the Company’s 10 largest OCTG product vendors accounted for approximately 96% of the Company’s OCTG product purchases. Two of the Company’s OCTG product vendors exceeded 10% and accounted for approximately 65% of the Company’s OCTG product purchases with the single largest OCTG product vendor accounting for approximately 54% of the Company’s OCTG product purchases for the year. The loss of any significant supplier could adversely affect the Company.

(9)	Fair Value

The comparison of carrying value and fair value of the Company’s financial instruments at December 31, 2011 is presented below:

	Carrying value	Fair value
Term Loan	$116,406	$112,914

The fair value of the Term Loan has been estimated based upon the most recent trades of the debt as of the balance sheet date by participating banks in a secondary market. The fair value amount is not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of the financial instruments. The Company believes that the carrying amount of other financial assets and liabilities approximates their fair values.

The Company follows the provisions of ASC Topic 820, Fair Value Measurements and Disclosures, for financial assets and liabilities that are measured and reported at fair value on a recurring basis. ASC Topic 820 establishes a hierarchy for inputs used in measuring fair value. The Company did not have any financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2011.

(10)	Employee Benefit Plans

The Company maintains the Bourland & Leverich Supply Co. 401(k) plan, which provides for a defined contribution profit sharing plan and a 401(k) plan for eligible employees. The profit sharing plan allows for participation of eligible full-time employees with over one year of service with the Company. Contributions by the Company are discretionary. For the year ended December 31, 2011, the Company recorded approximately $295 of contribution expense related to its defined contribution profit sharing plan.

The qualified 401(k) plan allows all employees who have met the eligibility requirements to participate, which includes all full-time employees with over one year of service. Employees become eligible to participate in the plan on January 1 or July 1, after three months of service and attaining the age of 21. Eligible employees who choose to make salary deferral contributions may elect to defer up to 100% of their compensation, subject to Internal Revenue Service limitations. The Company currently will match 100% of the employee contributions up to 3% of employee compensation. For the year ended December 31, 2011, the Company recorded approximately $171 of contribution expense related to its qualified 401(k) retirement plan.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

December 31, 2011

(11)	Related-Party Transactions

The Managing Member, JCP Funds, controls the Company. JCP Funds also has an investment in Edgen Murray II LP (EM II LP) and its subsidiaries, including, but not limited to, EMC. In connection with the B&L Acquisition, EMC invested $10,000 in exchange for 14.5% of the common equity in the Company. The president and chief executive officer of EMC, who is also the chairman and director of EM II LP, serves as a nonexecutive chairman of the Board of the Company. In addition, certain JCP Funds employees, who serve as directors of the Managing Member, serve on the Board of EM II LP.

On the anniversary of the Term Loan Agreement, the Company pays in advance an annual administration fee of $100 to the administrative agent of the Term Loan, Jefferies Finance LLC. For the year ended December 31, 2011, the Company recognized approximately $37 related to this administrative fee, which was recorded in selling, general, and administrative expenses at the consolidated statement of operations. The remaining prepaid balance of $63 at December 31, 2011 is recorded in prepaid expenses and other current assets at the consolidated balance sheet.

The Company entered into a services agreement with EMC to provide certain general and administrative services including, but not limited to, information technology support services, legal, treasury, tax, financial reporting, and other administrative services, for a $2,000 annual fee payment and reimbursement of expenses. Selling, general, and administrative expense on the consolidated statement of operations includes $2,000 of service fee expense related to the services agreement for the year ended December 31, 2011. Administrative expenses paid by EMC on behalf of the Company were $494 in the year ended December 31, 2011 of which $4 was included in accounts payable at the consolidated balance sheet at December 31, 2011. In the normal course of business, the Company had sales to EMC of $62 for the year ended December 31, 2011.

In August 2010, the Company granted equity awards to EM II LP’s chief executive officer, who serves as a board member of the Company, and certain EMC employees. The equity awards include 800 Class A restricted units, 1,206 Class A unit options, and 1,041.6 Class B Common Units, all of which vest over a five year period. For the year ended December 31, 2011, the Company recognized $508 of compensation expense related to these equity awards which were recorded as a noncash distribution to limited members on the consolidated statement of members’ interest for the year ended December 31, 2011. The Company granted no equity awards to the EM II LP chief executive officer or EMC employees in the year ended December 31, 2011.

In addition to EM II LP, JCP also holds a significant investment in one of the Company’s customers. For the year ended December 31, 2011, the Company had sales to that customer of approximately $606. At December 31, 2011, the Company had no account receivable from the customer.

The Company made payments to JCP for reimbursement of certain expenses incurred while monitoring its investment in the Company of $12 during the year ended December 31, 2011.

(12)	Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2011.

(13)	Subsequent Event

The Company evaluated for subsequent events through February 29, 2012, the date these financial statements were available for issuance, and concluded that there were no significant subsequent events requiring recognition or disclosure.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of

Bourland & Leverich Holdings LLC

Pampa, Texas

We have audited the accompanying consolidated balance sheet of Bourland & Leverich Holdings LLC and Subsidiary (the “Company”) as of December 31, 2010, and the related consolidated statements of operations, members’ interest, and cash flows for the period from July 19, 2010 to December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bourland & Leverich Holdings LLC at December 31, 2010, and the results of its operations and its cash flows for the period from July 19, 2010 to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New Orleans, LA

April 29, 2011

BOURLAND & LEVERICH HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2010
(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$386
Accounts receivable — net of allowance for doubtful accounts of $254	49,698
Accounts receivable — affiliated	3
Inventory	108,420
Prepaid expenses and other current assets	282

Total current assets	158,789

PROPERTY, PLANT, AND EQUIPMENT — Net	1,095

OTHER INTANGIBLE ASSETS	161,013

DEFERRED FINANCING COSTS	11,308

TOTAL	$332,205

LIABILITIES AND MEMBERS’ INTEREST

CURRENT LIABILITIES:
Accounts payable	$38,463
Accounts payable — affiliated	14,342
Accrued expenses and other current liabilities	4,239
Accrued interest payable	558
Current portion of long-term debt	7,031

Total current liabilities	64,633
LONG-TERM DEBT	195,797

Total liabilities	260,430

COMMITMENTS AND CONTINGENCIES
MEMBERS’ INTEREST:
Managing member	30,412
Limited members	41,363

Total members’ interest	71,775

TOTAL	$332,205

See notes to consolidated financial statements.

BOURLAND & LEVERICH HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JULY 19, 2010 TO DECEMBER 31, 2010

(in thousands)

SALES	$239,673

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization shown separately below)	212,572
Selling general, and administrative expense	7,039
Depreciation and amortization expense	5,274

Total operating expenses	224,885

INCOME FROM OPERATIONS	14,788

OTHER INCOME (EXPENSE):
Other income (expense) — net	161
Interest expense — net	(8,456)

INCOME BEFORE INCOME TAX EXPENSE	6,493

INCOME TAX EXPENSE	—

NET INCOME	$6,493

See notes to consolidated financial statements

BOURLAND & LEVERICH HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF MEMBERS’ INTEREST

FOR THE PERIOD FROM JULY 19, 2010 TO DECEMBER 31, 2010

(in thousands)

	Number of Units
	Managing Members	Limited Members	Managing Members	Limited Members	Total
BALANCE – July 19, 2010	—	—	$—	$—	$—
Issuance of Class A Common Units	27,760.0	37,240.0	27,760	37,240	65,000
Issuance of Class B Common Units	—	1,041.6	—	—	—
Issuance of restricted Class A Common Units	—	3,362.5	—	—	—
Net income	—	—	2,652	3,841	6,493
Amortization of restricted units and unit options	—	—	—	525	525
Distributions to limited members	—	—	—	(243)	(243)

BALANCE – December 31, 2010	27,760.0	41,644.1	$30,412	$41,363	$71,775

See notes to consolidated financial statements.

BOURLAND & LEVERICH HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JULY 19, 2010 TO DECEMBER 31, 2010

(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,493
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,274
Accretion of discount on long-term debt	161
Amortization of deferred financing costs	916
Noncash accrual of interest on note payable to seller (“Seller Note”)	1,479
Unit-based compensation expense	339
Gain on sale of property, plant, and equipment	(16)
Changes in assets and liabilities:
Increase in accounts receivable	(2,673)
Decrease in inventory	1,976
Increase in prepaid expenses and other current assets	(282)
Decrease in accounts payable	(5,418)
Increase in accrued expenses and other current liabilities	2,378

Net cash provided by operating activities	10,627

CASH FLOWS FROM INVESTING ACTIVITIES:
B&L Acquisition – net of cash acquired	(220,376)
Purchases of property, plant, and equipment	(39)
Proceeds from sale of equipment	18

Net cash used in investing activities	(220,397)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Term Loan	125,000
Proceeds from issuance of Class A Common Units	65,000
Proceeds from Asset Based Loan (“ABL”) Facility	43,584
Payments to ABL Facility	(9,584)
Deferred financing costs	(12,224)
Principal payments on Term Loan	(1,563)
Distributions to limited members	(57)

Net cash provided by financing activities	210,156

NET INCREASE IN CASH AND CASH EQUIVALENTS	386

CASH AND CASH EQUIVALENTS—Beginning of period	—

CASH AND CASH EQUIVALENTS—End of period	$386

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$5,298

NONCASH INVESTING AND FINANCING ACTIVITIES:	$3,615

Issuance of restricted units

Noncash distribution to limited members	$186

See notes to consolidated financial statements.

BOURLAND & LEVERICH HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010, AND FOR THE PERIOD FROM JULY 19, 2010 TO DECEMBER 31, 2010 (in thousands, except per unit data and number of units)

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations:

Bourland & Leverich Holdings LLC (the “Company”) was formed on July 19, 2010 for the purpose of acquiring through Bourland & Leverich Supply Co. LLC (“B&L Supply”), which is a wholly owned subsidiary of the Company, certain assets and working capital and other contractual liabilities of Bourland & Leverich Holding Company and its subsidiaries (“Old B&L”) which together comprised Old B&L’s oil country tubular goods (OCTG) distribution business (the “B&L Acquisition”). The B&L Acquisition closed on August 19, 2010.

The Company is headquartered in Pampa, Texas, and distributes carbon and alloy OCTG products to the United States onshore oil and natural gas exploration and production industry. The Company’s products include surface casing, production casing and tubing, and specialty tubulars, all of which are consumed during the completion and finishing of productive oil and natural gas wells. The Company’s customers include major and large independent North American oil and natural gas exploration and production companies.

Significant Accounting Policies:

Basis of Presentation — The consolidated financial statements and notes to the consolidated financial statements are presented in accordance with accounting principles generally accepted in the U.S. (GAAP) in accordance with the Financial Accounting Standards Board’s (FASB), Generally Accepted Accounting Principles Topic, Accounting Standards Codification (ASC) 105. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, B&L Supply, which reflects the B&L Acquisition on August 19, 2010 and its subsequent operations. The B&L Acquisition was accounted for under ASC 810, Business Combinations. All significant intercompany transactions and balances have been eliminated in the consolidation.

Use of Estimates — The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of accounts receivable, inventory, and other intangible assets.

Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash and cash equivalents.

Accounts Receivable — Accounts receivable is shown net of allowance for doubtful accounts and reflects the Company’s estimate of the uncollectible accounts receivable based on the aging of specific customer receivable accounts.

Inventories — Inventories consist of carbon and alloy oil country tubular products and are stated at the lower of cost or market (net realizable value). Cost is determined by the average-cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving, or defective items.

Property, Plant, and Equipment — Property, plant, and equipment are recorded at cost. Depreciation of property, plant, and equipment is determined for financial reporting purposes by using the straight-line method over the estimated useful lives of the individual assets. Useful lives range from five to 10 years for equipment and computers, and 10 to 40 years for buildings and land improvements. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred.

Other Intangible Assets — Other identifiable intangible assets include customer relationships, tradenames, and noncompetition agreements. Other identifiable intangible assets with finite useful lives are amortized to expense over the estimated useful life of the asset. Customer relationships and noncompetition agreements are amortized on a straight-line basis over their estimated useful lives; 11 years for customer relationships, and five years for noncompetition agreements. Identifiable intangible assets with an indefinite useful life, including tradenames, are evaluated annually for impairment and more frequently if circumstances dictate, by comparing the carrying amount to the fair value of the individual assets.

No impairment of the tradenames was recorded for the period from July 19, 2010 to December 31, 2010, as the fair value of the tradenames exceeded its carrying amounts at January 1, 2011, the Company’s annual impairment test date.

Impairment of Long-lived Assets — The Company assesses the impairment of long-lived assets, including property, plant, and equipment, and long-lived intangible assets associated with noncompetition agreements and customer relationships, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the undiscounted future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any) are less than such asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. No impairment of these long-lived assets was identified for the period from July 19, 2010 to December 31, 2010.

Deferred Financing Costs — Deferred financing costs are charged to operations as additional interest expense over the life of the underlying debt using the effective interest method. Deferred financing costs charged to the statement of operations as interest expense during the period from July 19, 2010 to December 31, 2010 was $916.

Income Taxes — The Company is a limited liability corporation for income tax purposes and is not taxed at the corporate level. The Company’s income, loss, deductions, and credits are passed through to its members in computing member tax liabilities. In accordance with the provisions of the ASC 740, Income Taxes, the Company has evaluated their status as a pass-through entity and believes there is sufficient positive evidence to support this position.

Revenue Recognition — Revenue is recognized on product sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer (typically upon title transfer), and collectability is reasonably assured. Revenue is recorded net of discounts and rebates. Discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. Shipping and handling costs related to product sales are also included in sales. Product discounts to customers are accounted for as reductions in revenues in the same period revenues are recorded and were $3,892 for the period from July 19, 2010 to December 31, 2010.

Equity-based Compensation — The Company has equity-based compensation plans for certain employees and directors and accounts for these plans under ASC 718, Compensation Stock — Compensation. ASC 718 requires all forms of share-based payments to employees, including options, to be recognized as unit-based compensation expense and included in selling, general, and administrative expenses on the consolidated statement of operations. The unit-based compensation expense is the fair value of the awards at the measurement date. Further, ASC 718 requires unit-based compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption.

Employee Benefit Plans — B&L Supply has a profit-sharing plan (defined contribution) for eligible full-time employees with one year of service with B&L Supply. Contributions by B&L Supply are discretionary. B&L Supply also has a qualified 401(k) plan which provides benefits to employees. See Note 11 for further detail on these employee benefit plans.

Fair Value of Financial Instruments — The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short maturity of those instruments. The fair value of long-term debt is based on estimated market quotes or recent trades.

New Accounting Standards — From time to time, new accounting pronouncements are issued by the FASB which are adopted by the Company as of the specified effective date.

Revenue Recognition — In October 2009, the FASB issued ASC 605, Revenue Recognition, which provided guidance on whether multiple deliverables exist, how the deliverables should be separated, and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available; third-party evidence if vendor-specific objective evidence is not available; or estimated selling price if neither vendor-specific or third-party evidence is available. The Company will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011; however, earlier application is permitted. The Company does not expect the adoption of this new guidance to have a material effect on its financial position or results of operations.

2.	B&L ACQUISITION

On July 21, 2010, the Company’s wholly-owned subsidiary, B&L Supply, executed an asset purchase agreement (the “Asset Purchase Agreement”) with Old B&L. Under the Asset Purchase Agreement, the Company acquired substantially all of the assets and certain liabilities comprising the OCTG business of Old B&L. Old B&L is a U.S.-based distributor of carbon and alloy OCTG products to the domestic onshore oil and natural gas exploration and production industry and is located in Pampa, Texas.

The B&L Acquisition closed on August 19, 2010. The total purchase price of the B&L Acquisition was $278,480, which consisted of $220,376 in cash (including a preliminary working capital adjustment of $18,212), a $50,000 five-year subordinated note payable (the “Seller Note”), net of discount of $6,250, a final working capital adjustment of $13,393, and a balance due to Old B&L of $961. Both the final working capital adjustment and balance due to Old B&L were included in accounts payable — affiliated on the consolidated balance sheet at December 31, 2010. The fair market value of the Seller Note at the acquisition date was $43,750 (See Note 5).

The cash purchase price of $220,376, deferred financing costs of $11,974, and acquisition costs of $1,234 were funded through cash proceeds from the issuance of a $125,000 Term Loan, $65,000 from the issuance of Class A Common Units, and $43,584 in borrowings under the Company’s ABL Facility. The acquisition costs were expensed in selling, general and administrative expenses on the consolidated statement of operations for the period from July 19, 2010 to December 31, 2010.

The financial statements reflect the B&L Acquisition on August 19, 2010 and its subsequent operations.

The fair value of the assets acquired and liabilities assumed relating to the B&L Acquisition is summarized below:

Accounts receivable	$47,028
Inventory	110,425
Prepaid expenses and other current assets	12
Property, plant, and equipment	1,083
Customer relations	154,262
Noncompetition agreement	2,000
Tradenames	10,000
Accounts payable	(42,523)
Accrued expenses and other current liabilities	(3,807)

Purchase price	$278,480

As a result of the determination of the fair value of assets acquired, including other intangible assets, and liabilities assumed from the acquisition, no goodwill was recognized.

3.	PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at December 31, 2010, consisted of the following:

Land and land improvements	$59
Building	791
Equipment and computers	270

Total property, plant, and equipment	1,120

Less accumulated depreciation	(25)

Property, plant, and equipment — net	$1,095

Substantially all of the Company’s U.S. property, plant, and equipment serve as collateral for the Company’s long-term debt (see Note 5). Depreciation expense for the period from July 19, 2010 to December 31, 2010 was $25.

4.	INTANGIBLE ASSETS

Intangible assets at December 31, 2010 consisted of the following:

	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value
Customer relationships	$154,262	$(5,103)	$149,159
Noncompetition agreements	2,000	(146)	1,854
Tradenames	10,000	—	10,000

Total other intangible assets	$166,262	$(5,249)	$161,013

The fair value of customer relationships and noncompetition agreements has been derived using an income/excess earnings valuation method, which is based on the assumption that earnings are generated by all of the assets held by the Company, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the customer relationship intangible, including future earnings projections, discount rates, and customer attrition rates. In determining the fair value for noncompetition agreements, the Company considers future earnings projections, discount rates, and estimates of potential losses resulting from competition, the enforceability of the terms, and the likelihood of competition in the absence of the agreement. The useful lives for customer relationships have been estimated based on historical experience.

The fair value of tradenames has been derived using a relief from royalty valuation method which assumes that the owner of intellectual property is “relieved” from paying a royalty for the use of that asset. The royalty rate attributable to the intellectual property represents the cost savings that are available through ownership of the asset by the avoidance of paying royalties to license the use of the intellectual property from another owner. Accordingly, earnings forecasts of income reflect an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. Estimates and assumptions used in deriving the fair value of tradenames include future earnings projections, discount rates, and market royalty rates identified on similar recent transactions.

Customer relationships and noncompetition agreements are subject to amortization, while tradenames have indefinite lives and are not subject to amortization. Amortization expense was $5,249 for the period from July 19, 2010 to December 31, 2010.

The following table presents scheduled amortization expense for the next five years:

2011	$14,424
2012	14,424
2013	14,424
2014	14,424
2015	14,424

The weighted-average remaining amortization period for customer relationships was 10.6 years at December 31, 2010. The weighted-average remaining amortization period for noncompetition agreements was 4.6 years at December 31, 2010.

5.	CREDIT ARRANGEMENTS AND LONG-TERM DEBT

Credit arrangements and long-term debt consisted of the following at December 31, 2010:

$125,000 Term Loan; interest accrues at one-month and three-month London InterBank Offered Rate (LIBOR), plus 9.0% for LIBOR loans, and Prime plus 8.0% for Base Rate Loans (11.0% weighted-average at December 31, 2010); secured by a lien on principal assets (other than working capital assets); due August 19, 2015	$123,438
$75,000 ABL Facility, interest accrues at a Base Rate of Prime plus 2.0% to 2.5% and LIBOR plus 3.0% to 3.5%; (3.9% weighted-average at December 31, 2010); due August 19, 2014	34,000
Note payable to seller, net of discount of $6,089 at December 31, 2010; interest accrues at 8.0% compounding annually with a portion of interest payable annually on April 15; due August 19, 2019	45,390

Total	202,828

Less current portion	(7,031)

Long-term debt	$195,797

Term Loan — On August 19, 2010, the Company issued a $125,000 aggregate principal amount term note (“Term Loan”) under a Credit Agreement (the “Term Loan Agreement”). The proceeds from the issuance of the Term Loan were used to acquire Old B&L (See Note 2).

The Term Loan Agreement requires quarterly principal payments beginning December 31, 2010, of $1,562, or 0.0125%, of the original principal amount through September 30, 2011; $2,344, or 0.0188%, of the original principal amount through September 30, 2012; and $3,125, or 0.025%, of the original principal amount thereafter through the maturity date of August 19, 2015. Principal payments for the period from July 19, 2010 to December 31, 2010 were $1,563.

Effective for the year ending December 31, 2011, the Term Loan Agreement also requires potential mandatory annual principal prepayments from Excess Cash Flow (the “ECF Prepayment”), as defined by the Term Loan Agreement, based on audited financial statements of B&L Supply for the year ended December 31, 2011. Such mandatory prepayments are required to be paid within two business days after the issuance of B&L Supply’s audited financial statements, which must be filed within 90 days after year end. These mandatory prepayments will be deferred to the extent necessary for B&L Supply to maintain certain liquidity (the “Liquidity Test”), as defined by the Term Loan Agreement. Deferred amounts may be payable in future periods to the extent B&L satisfies the Liquidity Test.

The Company can prepay the Term Loan at any point in time subject to a make-whole payment or prepayment fee as defined by the Term Loan Agreement. The Term Loan also contains a mandatory prepayment with respect to indebtedness which is subject to the same make-whole payment or prepayment fee. There were no prepayments for the period from July 19, 2010 to December 31, 2010.

Prior to August 19, 2012, the Company may at its option, redeem some or all of the Term Loan plus a make-whole amount calculated with respect to the amount repaid. The make-whole amount is defined as the present value of (i) the prepayment fee as of the second anniversary of the closing and (ii) interest that would be required through August 19, 2012, assuming the adjusted LIBOR rate is the greater of the rate in effect on the date of determination or 2.0%. The present value is determined using a discount rate equal to the U.S. Treasury Rate as of the date of determination plus 50 basis points. On or after August 19, 2012, a prepayment fee is also paid as follows:

On or Prior:	Percentage
August 19, 2013	105.50%
August 19, 2014	102.75%

The Term Loan is secured by:

(i)	First-priority liens and security interests, subject to permitted liens, in the Company’s principal assets (other than the working capital assets which collateralize the ABL Facility), including material real property, fixtures, and equipment, intellectual property (including certain intellectual property located outside of the U.S.; provided that the perfection of the security interest in intellectual property assets is limited to those that may be perfected by the making of a filing in the U.S. and Canada) and capital stock of the Company’s direct subsidiary, B&L Supply; and

(ii)	Second-priority liens and security interests, subject to permitted liens (including first-priority liens securing the ABL Facility), in substantially all of the Company’s cash and cash equivalents, deposit and securities accounts, accounts receivable, inventory, other personal property relating to such inventory, and accounts receivable, and all proceeds therefrom, in each case currently owned or acquired in the future.

Under an intercreditor agreement, the security interest in certain assets consisting of cash and cash equivalents, inventory, accounts receivable, and deposit and securities accounts are subordinated to a lien thereon that secures the Company’s ABL Facility. As a result of such lien subordination, the Term Loan is effectively subordinated to the Company’s ABL Facility to the extent of the value of such assets.

The Term Loan Agreement contains various covenants that limit the Company’s discretion in the operation of its business. Financial covenants include:

(i)	A maximum total leverage ratio, as defined by the Term Loan Agreement, requiring a ratio of no more than 3.0 to 1.0 at September 30, 2010, and December 31, 2010; 2.75 to 1.0 at March 31, 2011; 2.5 to 1.0 at June 30 and September 30, 2011; 2.25 to 1.0 at December 31, 2011; and 2.0 to 1.0 at March 31, 2012 and thereafter;

(ii)	A minimum consolidated interest coverage ratio, as defined by the Term Loan Agreement, requiring a minimum ratio of 3.25 to 1.0 for the periods ended September 30, 2010 through December 31, 2011, and 3.5 to 1.0 for the period March 31, 2012, and thereafter; and

(iii)	Limitations on capital expenditures with maximum annual capital expenditures of $3,500 for the year ended December 31, 2011, and $3,000 for the years ended December 31, 2012 and thereafter.

The Term Loan Agreement, among other things, also limits:

(i)	The Company’s ability and the ability of the Company’s subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, make certain investments and loans, enter into sale and leaseback transactions, make material changes in the nature or conduct of the Company’s business, and enter into certain transactions with affiliates;

(ii)	The Company’s ability to pay dividends or make certain other restricted payments; and

(iii)	The Company’s ability and the ability of its subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey, or otherwise dispose of all or substantially all of their respective assets.

At December 31, 2010, the Company was in compliance with the financial, affirmative, and negative covenants applicable under the Term Loan Agreement.

ABL Facility — On August 19, 2010, B&L Supply entered into the ABL Facility with Regions Bank and RBS Business Capital, a division of RBS Asset Finance, Inc., as co-collateral agents, an initial borrowing of $43,584 was used to fund a portion of the total purchase price for the B&L Acquisition (See Note 2).

Actual credit availability is defined as the lesser of (i) the revolving commitment of $75,000 or (ii) an availability amount based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sublimits as defined by the ABL Facility (the “Borrowing Base”). The Company may utilize the ABL Facility for borrowings as well as for the issuance of bank guarantees and letters of credit. At December 31, 2010, there was $34,000 in outstanding cash borrowings under the ABL Facility and there were no outstanding letters of credit. Borrowing availability under the ABL Facility was $41,000 at December 31, 2010.

The ABL Facility also contains an unused line commitment fee commencing on August 19, 2010, calculated on a quarterly basis at a rate of 0.5%, 0.625%, and 0.75% based on the daily average excess of the lesser of the total revolving commitment over outstanding borrowings and utilization of availability for bank guarantees and letters of credit. Unused line commitment fees for the period from July 19, 2010 to December 31, 2010, were $82 and are included in interest expense — net on the consolidated statement of operations.

The ABL Facility is secured by a first-priority security interest in all of the working capital assets of the Company, including trade accounts receivable and inventories.

The ABL Facility contains financial, affirmative, and negative covenants, including a consolidated fixed charge coverage ratio, as defined by the ABL Facility agreement, not to be less than a ratio of 1.1 to 1.00 and a limitation of capital expenditures not to exceed $3.5 million in 2011 and $3.0 million in 2012 through 2015. The ABL Facility also provides for limitations, among others, on additional indebtedness; the making of distributions, loans, and advances; transactions with affiliates; mergers; and the sale of assets.

At December 31, 2010, the Company was in compliance with the financial, affirmative, and negative covenants applicable under the ABL Facility.

Note Payable to Seller — In connection with the B&L Acquisition, the Company entered the Seller Note which accrues interest at an aggregate interest rate of 8.0% per annum compounded annually. In connection with the fair value of assets acquired and liabilities in the B&L Acquisition, the fair value of the Seller Note was determined to be $43,750 with a discount of $6,250. The discount was calculated based on the estimated price that would be received to sell or paid to transfer a liability in an orderly transaction between market participants on August 19, 2010. The Seller Note accrues interest at a base rate of 2.18% and a contingent interest rate of 5.82% for an aggregate interest rate of 8.0%. A portion of the accrued interest equal to 37.5% of the base rate is due annually on April 15 until maturity. At December 31, 2010, accrued interest on the Seller Note was $1,479, for which $151 was payable on April 15, 2011.

6.	MEMBERS’ INTEREST

The Limited Liability Company Agreement of the Company and the Amended and Restated Operating Agreement of the Company dated August 19, 2010 (collectively, the “B&L LLC Agreement”), provides that all aspects of the management, direction, and policy of the Company are vested exclusively in the Company’s board of directors (the “Board”). The composition of the Board is determined from time to time exclusively by Jefferies Capital Partners (“JCP” or the “Managing Member”) IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC, (collectively, “Fund IV”), investment funds managed by the same JCP manager, in its sole discretion as the Managing Member. The members of the Company, which are the holders of the Class A Common Units and any other limited liability company interests of the Company, have no voting or approval rights unless such approvals are deemed to have been given.

Under the B&L LLC Agreement, the Board has sole and complete discretion in determining whether to issue additional limited liability company interests (“Units”), the number, type, class, or series of Units to be issued at any particular time, the purchase price and form of consideration for any Units issued, and all other terms, conditions, obligations, and relative rights and preference of such Units.

The B&L LLC Agreement generally restricts the transfer (including pledge) of Class A Common Units and Class B Common Units. Exceptions to this restriction include transfers approved in advance in writing by the Board and Fund IV and transfers to permitted transferees, such as spouses, children, grandchildren, and estate planning vehicles, in each case so long as any transferee complies with the B&L LLC Agreement and subject to certain other conditions and limitations. Fund IV has “drag-along” rights whereby, if Fund IV approves an approved sale, as defined by the B&L LLC Agreement, each investor will be required to (i) consent to and raise no objections against, and waive dissenters and appraisal rights (if any) with respect to, the approved sale, (ii) if the approved sale is structured as a sale of Units, sell all or a pro rata portion of such member’s or permitted transferee’s units and any options, warrants or other rights to acquire Units on the terms and conditions approved by the Board, (iii) if the approved sale is structured as a sale of assets, take all actions necessary to approve, authorize, and cooperate with such sale and cause the liquidation of the Company, if requested by the Board, following the consummation of such approved sale, and (iv) take all other reasonably necessary and desirable actions requested by the Board, including, without limitation, executing the applicable purchase agreement and related documents and agreeing to representations and warranties (including those made by the Company), escrow obligations, indemnification obligations, and other obligations to which the JCP Funds are subject. An approved sale is a merger involving the Company, or any of its subsidiaries, and Edgen Murray II, L.P., or any of its subsidiaries, (ii) the sale of control of the Company, whether by merger, consolidation, sale of the Company’s outstanding Units, or other equity securities, sale of all, or substantially all, of its assets or otherwise to a person that is not an affiliate of the JCP Funds, or (ii) the sale, transfer, contribution, redemption, exchange, conversion, or other disposition of the Units, whether to the Company or its affiliate, other than a sale of control of the Company.

So long as the funds managed by JCP collectively own 10% or more of the Class A Common Units, the Company has not completed a qualified public offering or an Approved Sale, and subject to certain other exceptions and limitations, if a JCP Fund sells any Class A Common Units to an unaffiliated third party, the holders of Class A Common Units have “tag-along” rights to sell a proportionate number of their Class A Common Units. The B&L LLC Agreement requires the Company to offer each holder of Class A Common Units that is an accredited investor the right to purchase, on a pro rata basis, debt or equity securities of the Company upon any new issuance of such securities to the funds managed by JCP or certain of their affiliates, subject to the conditions and exceptions set forth in the B&L LLC Agreement.

Class A Common Units — On August 19, 2010, the Company issued 65,000 Class A Common Units at $1,000 per unit. A Class A Common Unit represents a fractional part of ownership of the limited liability company (“LLC”) and is entitled to share in the profit and losses of the Company which are allocated annually in proportion to the number of common units held by each common unit holder. Under the B&L LLC Agreement, the Managing Member participates in the net assets and results of operations of the Company based on the ratio of common units held by such partner to the total common units outstanding. This is the same basis on which the limited members participate as well. For the Managing Member, this ratio was approximately 40.0% at December 31, 2010. Under the B&L LLC Agreement, the Managing Member must approve all distributions. Any distributions are made in proportion to the number of common units held by each holder of common units. Cash distributions of $57 were made to limited members as a result of certain income tax withholding requirements for foreign limited members for the period from July 19, 2010 to December 31, 2010.

Class B Common Units — Under the B&L LLC Agreement, the Company granted 1,041.6 Class B Common Units to employees of Edgen Murray Corporation (“EMC”) for services provided to the Company in the completion of the B&L Acquisition. Class B Common Units are substantially identical to Class A Common Units except that holders of Class B Common Units are not entitled to the tag-along rights or preemptive rights or to any distribution to the extent receipt would be inconsistent with treatment of the Class B Common Units as “profits interests” within the meaning of U.S. Treasury regulations and pronouncements. The fair value of a Class B Common Unit was estimated at $748 per unit and was based on a valuation methodology which uses a combined discounted cash flow valuation and comparable company market value approach which was divided by the total outstanding Class A Common Units, including Class A restricted units and options, to determine the fair value of a Class B Common Unit at the grant date.

Restricted Units — The Bourland & Leverich Equity Incentive Plan (the “B&L Equity Incentive Plan”) authorizes the granting of awards to employees of up to 3,925 Class A Common Units restricted units (“restricted units”). The restricted units are subject to restrictions on transfer until such time as they vest and are governed by the B&L LLC Agreement.

Immediately after the B&L Acquisition, the Company granted 3,362.5 restricted units with a per unit fair value of $1,075 to certain employees and employees of EMC, an affiliated entity. The per unit fair value of a restricted unit of $1,075 was based on a valuation methodology which uses a combined discounted cash flow valuation and comparable company market value approach which is divided by the total outstanding Class A Common Units to determine the fair value of a common unit at the grant date.

Upon a change in capital structure, including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger, or any other change in the structure of the Company affecting the common units, or any distribution to the unitholders other than a cash distribution, the Managing Member may make appropriate adjustment in the number and kind of equity interests authorized by the B&L Equity Incentive Plan as it determines appropriate.

Unit Options — The B&L Equity Incentive Plan also allows the Company to provide unit options to purchase Class A Common Units as incentives and rewards for employees. Under the B&L Equity Incentive Plan, a maximum of 5,940 unit options can be granted. During 2010, the Company granted 4,317.2 unit options with a fair value of $745 per unit using the Black-Scholes option pricing model.

Upon a change in capital structure including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger, or any other change in the structure of the Company, which in the judgment of the Managing Member necessitates action by adjusting the terms of the outstanding awards or units, the Managing Member, in its full discretion, may make appropriate adjustment in the number and kind of units authorized and adjust the outstanding awards, including the number of units, the prices and any limitations applicable to the outstanding awards as it determines appropriate. No fractional units will result, and any fair market value of fractional units will be paid in cash to the holder.

Upon a sale of the Company, the Managing Member may (i) accelerate vesting, (ii) terminate unexercised awards with a 20-day notice, (iii) cancel any options that remain unexercised for a payment in cash of an amount equal to the excess of the fair market value of the units over the exercise price for such option, (iv) require the award to be assumed by the successor entity or that the awards be exchanged for similar shares in the new successor entity, and (v) take any other actions determined to be reasonable to permit the holder to realize the fair market value of the award.

Upon a qualified initial public offering as defined by the B&L LLC Agreement, the Managing Member, in its discretion, may, but is not required to, accelerate the vesting of all or any portion of the then unvested options.

The valuation approaches used by the Company in determining the fair value of equity awards and the related compensation expense require the input of highly subjective assumptions. For example, the discounted cash flow approach uses management’s estimates related to projections of revenues and expenses and related cash flows based on assumed long-term growth rates and demand trends; expected future investments to grow the business; and a risk-adjusted discount rate. The market approach includes management’s assumption of comparable companies based on corresponding financial metrics of publicly traded firms in similar lines of business to the Company’s historical and/or projected financial metrics.

The difference in fair value of the Company’s Class A and Class B unit is due to the significant differences in seniority and distribution rights. The Class A units first receives their liquidation preference then participates in the remaining proceeds pro rata with class B units. Given Class A’s seniority and participation feature, its fair value is higher than class B’s.

7.	EQUITY-BASED COMPENSATION

The Company has a plan under which nonvested restricted units and unit options to purchase the Company’s Class A Common Units have been granted to executive officers, directors and certain employees. The terms and vesting schedules for unit awards vary by type of grant. Generally, the awards vest upon time-based conditions. Upon exercise, unit compensation awards are settled with authorized, but unissued common units. The unit-based compensation expense that has been recorded for these plans within the consolidated statement of operations for the period from July 19, 2010 to December 31, 2010, was as follows:

Unit-based compensation expense by type:
Unit options	$137
Restricted units	202

Total unit-based compensation expense	339
Tax benefit recognized	—

Unit-based compensation expense — net of tax	$339

The Company also granted equity-based awards to employees of a limited member. The amortization of those restricted units and unit options is reflected as a noncash distribution for the period from July 19, 2010 to December 31, 2010.

Unit-based compensation expense is measured at each individual award grant date and recognized over the award vesting period — generally five years. Modifications of unit-based awards are measured at the date of modification resulting in compensation cost for any incremental difference in fair value between the original award and the new award, except in certain instances provided for in ASC 718.

Unit Options — Certain employees receive unit options as a portion of their total compensation. Such options generally become exercisable over a five-year period, expire seven years from the date of grant, and are subject to forfeiture upon termination of employment. Upon grant, unit options are assigned a fair value based on the Black-Scholes pricing model. Unit-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award.

The weighted-average fair value of each unit option granted during 2010 was $745. The fair value per unit was estimated on the date of grant using the Black-Scholes pricing model. The weighted-average assumptions for unit options awarded in 2010 were as follows:

Risk-free interest rate	1.87%
Expected volatility	75.0%
Expected dividend yield	None
Expected term	6.5 years

As no historical data was available, the Company calculated the expected term for employee unit options using the simplified method in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110. The Company based the risk-free interest rate on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which the Company operates and for which management believes is comparable.

Unit Option Activity — A summary of unit option activity for the period from July 19, 2010 to December 31, 2010 is as follows:

	Number of Options	Weighted- Average Exercise Price
Outstanding — July 19, 2010	—	$—

Granted	4,317.2	1,000
Exercised	—	—
Canceled or expired	—	—

Outstanding — December 31, 2010	4,317.2	$1,000

Exercisable — December 31, 2010	—	$1,000

At December 31, 2010, there was $3,013 of unit-based compensation expense related to nonvested unit option awards yet to be recognized over a weighted average period of 4.6 years.

The information relating to the Company’s unit options outstanding at December 31, 2010 is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Years	Weighted- Number Exercisable	Average Exercise Price
$1,000	4,317.2	$1,000	4.6	—	$1,000

Restricted units — The B&L Equity Incentive Plan also authorizes the granting of awards to the Company’s employees up to 3,925 Class A restricted units; the restricted units are subject to restrictions on transfer until such time as they vest and are governed by the B&L LLC Agreement.

Certain employees and directors receive restricted common units as a portion of their total compensation. Restricted common unit awards vest over various time periods depending upon the program, but generally vest in five years and convert to unrestricted common units at the conclusion of the vesting period. All, or a portion of, an award may be canceled if employment is terminated before the end of the relevant vesting period.

At December 31, 2010, all 3,362.5 outstanding restricted units were time-based vesting awards which are expected to vest in the future. As of December 31, 2010, no restricted units were vested.

The weighted-average fair value of all restricted units granted for the period from July 19, 2010 to December 31, 2010, was $1,075. The Company’s valuation methodology for determining the $1,075 fair value of a restricted unit granted in 2010 was based on a valuation methodology which used a combined discounted cash flow valuation and comparable company market value approach which is divided by the total outstanding common units to determine the fair value of a common unit at the grant date.

At December 31, 2010, there was $3,350 of unit-based compensation expense related to nonvested restricted units yet to be recognized over a weighted average period of 4.6 years.

8.	COMMITMENTS AND CONTINGENCIES

Employment agreements — In the ordinary course of business, the Company has entered into employment contracts with certain executives and former owners; among other things, these contracts provide for minimum salary levels and incentive bonuses.

Legal proceedings — The Company is from time to time a party to various claims and legal proceedings related to the business. It is not possible to predict the outcome of these claims and proceedings. However, there are no current material claims or legal proceedings pending against Company that, in the opinion of Company’s management, are likely to have a material adverse effect on Company’s business, financial condition, results of operations, or liquidity.

9.	CONCENTRATION OF RISKS

Based on the nature of its customer base, the Company does not believe that it has any significant concentrations of credit risk other than its concentration in the oil and gas industry. The Company evaluates the creditworthiness of its major new and existing customers’ financial condition and, generally, the Company does not require collateral from its customers.

For the period from July 19, 2010 to December 31, 2010, the Company’s 10 largest customers represented approximately 70.5% of the Company’s sales, and two customers exceeded 10% and accounted for 31.3% of total sales. Financial instruments that would potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable.

The Company relies on a limited number of third parties to supply its inventory. During the period from July 19, 2010 to December 31, 2010, the Company’s 10 largest supplier(s) accounted for approximately 90.4% of the Company’s purchases, and the Company’s single largest supplier(s) accounted for approximately 46.2% of the Company’s purchases for these periods. The loss of any significant supplier could adversely affect the Company.

10.	FAIR VALUE

The comparison of carrying value and fair value of the Company’s financial instruments at December 31, 2010, is presented below:

	Carrying Value	Fair value
Term Loan	$123,438	$126,523
Cash and cash equivalents at bank and in hand	386	386
Accounts receivable	49,698	49,698
Accounts payable	38,463	38,463

The fair value amounts shown are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of the financial instruments.

The fair value of the Term Loan, excluding unamortized discount, has been estimated based upon interest rate spreads of comparable companies approximating the fair value at the consolidated balance sheet date. The Company believes that the carrying amount of cash and cash equivalents at bank and in hand, accounts receivable, and accounts payable approximates their fair values.

The Company believes that the carrying amount of other financial assets and liabilities approximates their fair values.

The Company follows the provisions of ASC 820, Fair Value Measurements and Disclosures for financial assets and liabilities that are measured and reported at fair value on a recurring basis. ASC 820 establishes a hierarchy for inputs used in measuring fair value. The Company did not have any financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2010.

11.	EMPLOYEE BENEFIT PLANS

The Company maintains the Bourland & Leverich Supply Co. 401(k) plan which provides for a defined contribution profit sharing plan and a 401(k) plan for eligible employees. The profit sharing plan allows for participation of eligible full-time employees with over one year of service with the Company. Contributions by the Company are discretionary. For the period from July 19, 2010 to December 31, 2010, the Company made no contributions to the profit sharing plan.

The qualified 401(k) plan allows all employees who have met the eligibility requirements to participate which includes all full-time employees with over one year of service. Employees become eligible to participate in the plan on January 1 or July 1, after three months of service and attaining the age of 21. Eligible employees who choose to make salary deferral contributions may elect to defer up to 100% of their compensation, subject to Internal Revenue Service limitations. The Company currently will match 100% of the employee contributions up to 3% of employee compensation. For the period from July 19, 2010 to December 31, 2010, the Company made no contributions to the 401(k) plan as the plan did not become active until January 1, 2011.

12.	RELATED-PARTY TRANSACTIONS

The Managing Member, JCP, controls the Company. JCP also has an investment in Edgen Murray II LP (“EM II LP”) and its subsidiaries, including, but not limited to, EMC. In connection with the B&L Acquisition, EMC invested $10,000 in exchange for 14.5% of the common equity in the Company. The president and chief executive officer of EMC, who is also the chairman and director of EM II LP, serves as a nonexecutive chairman of the Board of the Company. In addition, certain JCP employees, who serve as directors of the Managing Member, serve on the Board of EM II LP.

For the period from July 19, 2010 to December 31, 2010, the Company had sales to EMC of $1,058. The Company had a receivable from EMC of $3, which was included in accounts receivable — affiliated on its consolidated balance sheet at December 31, 2010.

The Company also entered into a services agreement with EMC to provide certain general and administrative services including, but not limited to, information technology support services, legal, treasury, tax, financial reporting, and other administrative services, for a $2,000 annual fee payment and reimbursement of expenses. Selling, general, and administrative expense on the statement of operations includes $740 of service fee expense related to the services agreement for the period July 19, 2010 through December 31, 2010.

In August 2010, the Company granted equity awards to the EM II LP’s chief executive officer, who serves as a board member of the Company, and certain EMC employees. The equity awards include 800 Class A restricted units, 1,206 Class A unit options, and 1,041.55 Class B Common Units, all of which vest over a five-year period. For the period from July 19, 2010 to December 31, 2010, the Company recognized $186 of compensation expense related to these equity awards which has been recorded as a noncash distribution to limited members on the statement of members’ interest for the period from July 19, 2010 to December 31, 2010.

During the period from July 19, 2010 to December 31, 2010, the Company made cash distributions to limited members of $57 as a result of certain income tax withholding requirements for foreign limited members.

13.	OFF-BALANCE SHEET ARRANGEMENTS

The Company did not have any off-balance sheet arrangements as of December 31, 2010.

14.	SUBSEQUENT EVENT

The Company evaluated for subsequent events through April 29, 2011, and concluded that there were no significant subsequent events requiring recognition or disclosure.

*  *  *  *  *  *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Bourland & Leverich Holding Company and Subsidiaries

Pampa, Texas

We have audited the accompanying combined balance sheet of Bourland & Leverich Holding Company and Subsidiaries (the “Company”) as of August 19, 2010, and the related combined statements of operations, shareholder’s equity and comprehensive income, and cash flows for the period from October 1, 2009 to August 19, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Bourland & Leverich Holding Company and Subsidiaries at August 19, 2010, and the results of its operations and its cash flows for the period from October 1, 2009 to August 19, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche

New Orleans, LA

April 29, 2011

BOURLAND & LEVERICH HOLDING COMPANY AND SUBSIDIARIES

COMBINED BALANCE SHEET

AT AUGUST 19, 2010

(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$39,978
Trade accounts receivable — net of allowance for doubtful accounts of $429	47,149
Inventories	110,425
Note receivable from shareholder	102
Prepaid expenses and other current assets	112

Total current assets	197,766

PROPERTY, PLANT, AND EQUIPMENT — Net	992

AVAILABLE-FOR-SALE SECURITY	924

TAX DEPOSIT AND OTHER ASSETS	11,265

TOTAL	$210,947

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES:
Accounts payable	$42,832
Accrued liabilities	4,840

Total current liabilities	47,672

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER’S EQUITY:
Common stock	100
Additional paid-in capital	47
Accumulated other comprehensive loss	(726)
Retained earnings	163,986
Treasury stock	(132)

Total shareholder’s equity	163,275

TOTAL	$210,947

See notes to combined financial statements.

BOURLAND & LEVERICH HOLDING COMPANY AND SUBSIDIARIES

COMBINED STATEMENT OF OPERATIONS

FOR THE PERIOD OCTOBER 1, 2009 THROUGH AUGUST 19, 2010

(In thousands)

SALES	$491,617

OPERATING EXPENSES:
Cost of sales	428,902
Selling, general, and administrative expense	12,510
Depreciation	164

Total operating expenses	441,576

INCOME FROM OPERATIONS	50,041

OTHER INCOME (EXPENSE):
Other income	1,951
Interest expense — net	(1,091)

INCOME BEFORE INCOME TAX EXPENSE	50,901

INCOME TAX EXPENSE	—

NET INCOME	$50,901

See notes to combined financial statements.

BOURLAND & LEVERICH HOLDING COMPANY AND SUBSIDIARIES

COMBINED STATEMENT OF SHAREHOLDER’S EQUITY AND COMPREHENSIVE INCOME

FOR THE PERIOD OCTOBER 1, 2009 THROUGH AUGUST 19, 2010

(In thousands)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Shares	Treasury Shares Amount	Total
BALANCE — October 1, 2009	1,000	$100	$47	$—	$141,085	18	$(132)	$141,100
Net income	—	—	—	—	50,901	—	—	50,901
Other comprehensive loss:
Unrealized loss on available-for-sale security	—	—	—	(726)	—	—	—	(726)
Comprehensive income	—	—	—	—	—	—	—	50,175
Distributions paid	—	—	—	—	(28,000)	—	—	(28,000)

BALANCE — August 19, 2010	1,000	$100	$47	$(726)	$163,986	18	$(132)	$163,275

See notes to combined financial statements.

BOURLAND & LEVERICH HOLDING COMPANY AND SUBSIDIARIES

COMBINED STATEMENT OF CASH FLOWS

FOR THE PERIOD OCTOBER 1, 2009 THROUGH AUGUST 19, 2010

(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$50,901
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	164
Changes in assets and liabilities:
Trade accounts receivable	(13,665)
Inventories	(27,085)
Tax deposit and other assets	18,952
Accounts payable	18,077
Accrued expenses	301

Net cash provided by operating activities	47,645

CASH FLOWS FROM INVESTING ACTIVITY — Proceeds from sale of available-for-sale security	225

Net cash provided by investing activity	225

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payment of note payable to shareholder	(30,000)
Payment for note receivable from shareholder	(102)
Distributions paid to shareholder	(28,000)

Net cash used in financing activities	(58,102)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(10,232)

CASH AND CASH EQUIVALENTS—Beginning of period	50,210

CASH AND CASH EQUIVALENTS—End of period	$39,978

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid for interest to shareholder	$1,230

See notes to combined financial statements.

BOURLAND & LEVERICH HOLDING COMPANY AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

(In thousands)

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations — Bourland & Leverich Holding Company (the “Company”) was formed September 12, 1977 in the state of Texas for the purpose of enhancing the corporate structure and operations of its wholly owned subsidiaries, Bourland & Leverich Holding Company of Nevada, B&L Supply Properties, LLC, and Bourland & Leverich Supply Co., L.C.

The Company is headquartered in Pampa, Texas and distributes carbon and alloy oil country tubular (“OCTG”) products. The Company’s products include surface casing, production casing and tubing, and specialty tubulars, all of which are consumed during the completion and finishing of productive oil and natural gas wells. The Company’s customers include major and large independent North American oil and natural gas exploration and production companies.

On August 19, 2010, substantially all of the assets and certain liabilities comprising the OCTG business of the Company were sold to the Bourland & Leverich Holdings LLC (“B&L Holdings”). B&L Holdings was formed on July 19, 2010 for the purpose of acquiring through its wholly owned subsidiary, Bourland and Leverich Supply Co. LLC, certain assets and working capital and other contractual liabilities of the Company. In accordance with the terms of the Asset Purchase Agreement, excluded from the assets and liabilities of the Company’s OCTG business sold to B&L Holdings were current assets totaling $41,225, noncurrent assets totaling $11,265, and total current liabilities of $1,342.

Significant Accounting Policies

Basis of Presentation — The combined financial statements and notes are presented in accordance with accounting principles generally accepted in the U.S. (“generally accepted accounting principles” or “GAAP”) in accordance with the Financial Accounting Standards Board’s (“FASB”), Accounting Standards Codification (“ASC”) Topic 105, Generally Accepted Accounting Principles. The combined financial statements include the financial results of the Company and its wholly owned subsidiaries, Bourland & Leverich Holding Company of Nevada, B&L Supply Properties, LLC, and Bourland & Leverich Supply Co., L.C. The combined financial statements do not include the Company’s 15% investment in Bourland & Leverich Partnership, LLP.

Use of Estimates — The preparation of the Company’s combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of accounts receivable and inventory and the recognition of sales rebates and discounts.

Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents were $23,460 at August 19, 2010 and consist of certificates of deposit, money market accounts and reverse repurchase agreements for the overnight investment of excess cash in U.S. government and government agency obligations.

Available-for-sale Security — Investments in securities that the Company does not hold for trading purposes and are expected to be sold prior to maturity are classified as available-for-sale. The Company reports available-for-sale securities at fair value and resulting unrealized gains or losses are reflected in the combined statement of shareholder’s equity and comprehensive income. At August 19, 2010, the Company’s available-for-sale security consisted of a $1,650 principal balance investment in an auction rate security (“ARS”). The fair value of the ARS was $924 at August 19, 2010. The ARS has a maturity of 2027 but provides liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined intervals every 35 days. These auctions began to fail in February of 2008. Although the Company has continued to receive interest payments from the ARS, the related principal amounts will not be accessible until a successful auction occurs, a buyer is found outside the auction process, the issuer calls the security, or the security matures in 2027. The Company has concluded that the auctions for these securities may continue to fail for at least the next 12 months and as a result, the available-for-sale security has been classified as a non-current asset on the combined balance sheet at August 19, 2010. There was unrealized loss of $726 recorded on the ARS for the period ended August 19, 2010 included in the combined statement of shareholder’s equity and comprehensive income for the period October 1, 2009 through August 19, 2010.

Trade Accounts Receivable — Customer accounts receivable is shown net of allowance for doubtful accounts. The allowance for doubtful accounts reflects the Company’s estimate of the uncollectible accounts receivable based on the aging or other collectability attributes of specific customer receivable accounts.

Inventories — Inventories consist of carbon and alloy OCTG products and are stated at the lower of cost or market (net realizable value). Cost is determined by the average-cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on the lower of the estimated replacement cost or the estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving, or defective items.

Property, Plant, and Equipment, Net — Property, plant, and equipment are recorded at cost. Depreciation of property, plant, and equipment is determined for financial reporting purposes by using the straight-line method over the estimated useful lives of the individual assets. Useful lives range from 5 to 15 years for equipment and computers, and 15 to 39 years for buildings and land improvements. Ordinary maintenance and repairs, which do not extend the physical or economic lives of the plant or equipment, are charged to expense as incurred.

Impairment of Long-Lived Assets — The Company assesses the impairment of long-lived assets, including property, plant, and equipment, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any) are less than such asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. No impairment of these long-lived assets was identified for the period October 1, 2009 through August 19, 2010.

Income Taxes — The Company is a Subchapter S corporation for income tax purposes and is not taxed at the corporate level. Instead, the Company’s income, loss, deductions, and credits are passed through to its shareholder in computing individual tax liabilities. The Company is subject to a Texas Gross Margin Income Tax. In accordance with the provisions of the FASB ASC Topic 740, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, the Company has evaluated its status as a pass-through entity and believes there is sufficient positive evidence to support this position.

Revenue Recognition — Revenue is recognized on product sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer, and collectability is reasonably assured. Product discounts and rebates to customers are accounted for as reductions in revenues in the same period revenues are recorded. An allowance for product returns is estimated by the Company based on historical trends and accounted for as a reduction in revenue in the same period revenues are recorded.

Discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. Shipping and handling costs billed to customers are also included in sales.

Employee Benefit Plans — The Company has a defined contribution profit sharing plan for eligible full-time employees with one year of service with the Company. Contributions by the Company are discretionary. The Company also has a qualified 401(k) plan, which provides benefits to employees.

Fair Values of Financial Instruments — The Company measures fair value of financial instruments as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and note receivable from shareholder approximate their fair value due to the short maturity of those instruments.

New Accounting Standards — From time to time, new accounting pronouncements are issued by the FASB, which are adopted by the Company as of the specified effective date.

Revenue Recognition, ASC Topic 605: Multiple Deliverable Revenue Arrangements – A Consensus of the FASB Emerging Issues Task Force. In October 2009, the FASB issued guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. The Company will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011; however, earlier application is permitted. The Company does not expect the adoption of this new guidance to have a material impact on our financial position or results of operations.

2.	SUBCHAPTER S TAX DEPOSIT

The Company maintains a tax deposit with the Internal Revenue Service (“IRS”) in accordance with Subchapter S requirements in order to allow the Company to maintain its fiscal year-end of September 30. This deposit is adjusted annually based on the Company’s prior year taxable income and totaled $11,250 at August 19, 2010. The deposits are included in tax deposit and other assets on the combined balance sheet.

3.	PROPERTY, PLANT, AND EQUIPMENT — NET

Property, plant, and equipment at August 19, 2010 consisted of the following:

Land and land improvements	$131
Building and leasehold improvements	959
Vehicles and trailers	1,022
Office furniture and equipment	855
Equipment and computers	361

3,328
Less accumulated depreciation	(2,336)

Property, plant, and equipment — net	$992

Depreciation expense for the period October 1, 2009 through August 19, 2010 was $164.

4.	COMMITMENTS AND CONTINGENCIES

The Company is from time to time a party to various claims and legal proceedings related to the Company’s business. It is not possible to predict the outcome of these claims and proceedings. However, there are no current material claims or legal proceedings pending against the Company that, in the opinion of the Company’s management, are likely to have a material effect on the Company’s business, financial condition, results of operations or liquidity.

5.	CONCENTRATION OF RISKS

Based on the nature of its customer base, the Company does not believe that it has any significant concentrations of credit risk other than its concentration in the oil and gas industry. The Company evaluates the creditworthiness of its major new and existing customers’ financial condition and, generally, the Company does not require collateral from its customers.

For the period October 1, 2009 through August 19, 2010, the Company’s 10 largest customers represented approximately 72% of the Company’s sales, and two customers exceeded 10% and accounted for 36% of total sales. Financial instruments that would potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the customer base.

The Company relies on a limited number of third parties to supply its OCTG products. During the period October 1, 2009 through August 19, 2010, the Company’s 10 largest OCTG product vendors accounted for approximately 95% of the Company’s purchases, and two OCTG product vendors exceeded 10% and accounted for approximately 68% of the Company’s OCTG product purchases for the period. The loss of any significant supplier could adversely affect the Company.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of money market accounts. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. At August 19, 2010, the Company had approximately $15,676 in excess of FDIC insured limits. The Company believes that the investments in money market funds are on deposit with creditworthy financial institutions.

6.	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

The Company follows the provisions of ASC 820. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820 classifies the inputs used to measure fair value into the following hierarchy:

Level 1 — Inputs based on quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable and can be corroborated by observable market data.

Level 3 — Inputs reflect management’s best estimates and assumptions of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

The Company’s financial assets that were accounted for at fair value on a recurring basis as of August 19, 2010 are shown in the table below:

	At August 19, 2010
	Level 1	Level 2	Level 3	Total
Financial assets:
Available-for-sale security	$—	$924	$—	$924
Investments in money market funds	1,961	—	—	1,961

Total financial assets	$1,961	$924	$—	$2,885

Available-for-Sale Security — As discussed at Note 1, Organization and Summary of Significant Accounting Policies, the available-for-sale security consists of the Company’s investment in an ARS. To estimate the market value at August 19, 2010, the Company used Level 2 inputs consisting of the market value for shares of the identical securities in a secondary market.

Investments in Money Market Funds — The fair values of the Company’s investments in money market funds are based on the quoted market prices for the net asset value of the various money market funds.

7.	EMPLOYEE BENEFIT PLANS

The Company has a defined contribution profit sharing plan, which includes all full-time employees with over one year of service. The contribution to the plan is discretionary. For the period October 1, 2009 through August 19, 2010, the Company recorded approximately $830 of contribution expense related to its defined contribution profit sharing plan.

The Company has a qualified 401(k) retirement plan, which covers eligible employees. Employees become eligible to participate in the plan on January 1 or July 1, after three months of service and attaining the age of 21. Eligible employees who choose to make salary deferral contributions may elect to defer up to 100% of their compensation, subject to IRS limitations. The Company currently will match 100% of the employee contributions up to 3% of employee compensation. For the period October 1, 2009 through August 19, 2010, the Company contributed approximately $118. Effective August 31, 2010, the Company’s qualified 401(k) retirement plan was partially terminated. In conjunction with the partial termination, all participants became 100% vested and were given various distribution options.

8.	RELATED-PARTY TRANSACTIONS

During the period October 1, 2009 through August 19, 2010, the Company paid in full a $30,000 note payable to its shareholder. Interest on the note was accrued during the period at prime plus 1.50%. Interest expense incurred and paid to the shareholder during the period October 1, 2009 through August 19, 2010 was approximately $1,230. At August 19, 2010, the Company has a note receivable from shareholder, due on demand, with no stated interest rate. The note receivable from shareholder is unsecured. During the period October 1, 2009 through August 19, 2010, the Company made distributions to its shareholder in the amount of $28,000.

9.	SUBSEQUENT EVENTS

The Company evaluated for subsequent events through the date these combined financial statements were issued, November 2, 2011, and concluded that there were no significant subsequent events requiring recognition or disclosure other than the sale of the Company on August 19, 2010 and the partial termination of the Company’s qualified 401(k) retirement plan on August 31, 2010.

Independent Auditors’ Report

The Board of Directors

Bourland & Leverich Holding Company and Subsidiaries:

We have audited the accompanying combined balance sheet of Bourland & Leverich Holding Company and subsidiaries as of September 30, 2009, and the related combined statements of operations, shareholder’s equity, and cash flows for the year then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Bourland & Leverich Holding Company and subsidiaries as of September 30, 2009, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Baton Rouge, Louisiana

October 7, 2011

BOURLAND & LEVERICH HOLDING COMPANY

AND SUBSIDIARIES

Combined Balance Sheet

September 30, 2009

(In thousands)

Assets
Current assets:
Cash and cash equivalents	$50,210
Trade accounts receivable - net of allowance for doubtful accounts of $429	33,484
Inventories	83,340
Prepaid expenses and other current assets	3,260

Total current assets	170,294
Property, plant, and equipment - net	1,156
Available-for-sale security	1,875
Tax deposit and other assets	27,069

Total assets	$200,394

Liabilities and Shareholder’s
Current liabilities:
Accounts payable	$24,755
Note payable to shareholder	30,000
Accrued liabilities	4,539

Total current liabilities	59,294

Commitments and contingencies

Shareholder’s equity:
Common stock	100
Additional paid-in capital	47
Retained earnings	141,085
Treasury stock	(132)

Total shareholder’s equity	141,100

Total liabilities and shareholder’s equity	$200,394

See accompanying notes to combined financial statements.

BOURLAND & LEVERICH HOLDING COMPANY

AND SUBSIDIARIES

Combined Statement of Operations

Year ended September 30, 2009

(In thousands)

Sales	$927,186
Operating expenses:
Cost of sales, including lower of cost or market adjustment of $39,259	786,833
Selling, general, and administrative expense	17,891
Depreciation	211

Total operating expenses	804,935

Income from operations	122,251

Other income (expense)
Other income	896
Interest expense - net	(611)

Income before income tax expense	122,536

Income tax expense	—

Net income	$122,536

See accompanying notes to combined financial statements.

BOURLAND & LEVERICH HOLDING COMPANY

AND SUBSIDIARIES

Combined Statement of Shareholder’s Equity

Year ended September 30, 2009

(In thousands, except share data)

	Common shares outstanding	Common shares amount	Additional paid-in capital	Retained earnings	Treasury shares	Treasury shares amount	Total
Balance - October 1, 2008	1,000	$100	$47	$315,549	18	$(132)	$315,564
Net income and comprehensive income	—	—	—	122,536	—	—	122,536
Distributions paid	—	—	—	(297,000)	—	—	(297,000)

Balance - September 30, 2009	1,000	$100	$47	$141,085	18	$(132)	$141,100

See accompanying notes to combined financial statements.

BOURLAND & LEVERICH HOLDING COMPANY

AND SUBSIDIARIES

Combined Statement of Cash Flows

Year ended September 30, 2009

(In thousands)

Cash flows from operating activities:
Net income	$122,536
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	211
Allowance for doubtful accounts	1,687
Gain on sale of equipment	(14)
Lower of cost or market adjustment on inventories	39,259
Changes in assets and liabilities:
Trade accounts receivable	150,139
Inventories	66,541
Tax deposit and other assets	(24,450)
Accounts payable	(106,225)
Accrued liabilities and other current liabilities	(6,987)

Net cash provided by operating expenses	242,697

Cash flows from investing activities:
Proceeds from sale of available-for-sale security	5,700
Purchases of property, plant, and equipment	(113)
Proceeds from the sale of equipment	15

Net cash provided by investing activities	5,602

Cash flows from financing activities:
Distributions paid to shareholder	(297,000)

Net cash used in financing activity	(297,000)

Net decrease in cash and cash equivalents	(48,701)
Cash and cash equivalents - beginning of period	98,911

Cash and cash equivalents - end of period	$50,210

Supplemental disclosure of cash flow information:
Cash paid for interest to shareholder	$1,488

See accompanying notes to combined financial statements.

(1)	Organization and Summary of Significant Accounting Policies

Description of Operations

Bourland & Leverich Holding Company (the Company) was formed September 12, 1977 in the state of Texas for the purpose of enhancing the corporate structure and operations of its wholly owned subsidiaries, Bourland & Leverich Holding Company of Nevada, B&L Supply Properties, LLC, and Bourland & Leverich Supply Co., L.C.

The Company is headquartered in Pampa, Texas and distributes carbon and alloy oil country tubular (OCTG) products. The Company’s products include surface casing, production casing and tubing, and specialty tubulars, all of which are consumed during the completion and finishing of productive oil and natural gas wells. The Company’s customers include major and large independent North American oil and natural gas exploration and production companies.

Significant Accounting Policies

(a)	Basis of Presentation

The combined financial statements and notes to the combined financial statements are presented in accordance with accounting principles generally accepted in the U.S. (generally accepted accounting principles or GAAP) in accordance with the Financial Accounting Standards Board’s (FASB), Accounting Standards Codification (ASC) Topic 105, Generally Accepted Accounting Principles. The combined financial statements include the financial results of the Company and its wholly owned subsidiaries, Bourland & Leverich Holding Company of Nevada, B&L Supply Properties, LLC, and Bourland & Leverich Supply Co., L.C. The combined financial statements do not include the Company’s 15% investment in Bourland & Leverich Partnership, LLP.

(b)	Use of Estimates

The preparation of the Company’s combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of trade accounts receivable and inventories and the recognition of sales rebates and discounts.

(c)	Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents were $48,027 at September 30, 2009 and consist of certificates of deposit, money market accounts and reverse repurchase agreements for the overnight investment of excess cash in U.S. government and government agency obligations.

(d)	Available-For-Sale Security

Investments in securities that the Company does not hold for trading purposes and are expected to be sold prior to maturity are classified as available-for-sale. The Company reports available-for-sale securities at fair value and resulting unrealized gains or losses are included in accumulated other comprehensive income at the combined statement of shareholder’s equity. At September 30, 2009, the Company’s available-for-sale security consisted of a $1,875 investment in an auction rate security (ARS). The ARS has a maturity of 2027 but provides liquidity through a Dutch auction process that resets the applicable interest rate at predetermined intervals every 35 days. These auctions began to fail in February of 2008. Although the Company has continued to receive interest payments from the ARS, the related principal amounts will not be accessible until a successful auction occurs, a buyer is found outside the auction process, the issuer calls the security, or the security matures in 2027. The Company has concluded that the auctions for these securities may continue to fail for at least the next 12 months and as a result, the available-for-sale security has been classified as a noncurrent asset on the combined balance sheet at September 30, 2009. There was no unrealized gain or loss recorded on the ARS for the year ended September 30, 2009.

(e)	Trade Accounts Receivable

Customer accounts receivable is shown net of allowance for doubtful accounts. The allowance for doubtful accounts reflects the Company’s estimate of the uncollectible accounts receivable based on the aging or other collectability attributes of specific customer receivable accounts. For the year ended September 30, 2009, the Company recorded a bad debt expense of $1,687 for trade accounts receivable written off in the period. Bad debt expense is included in selling, general, and administrative expense in the combined statement of operations for the year ended September 30, 2009.

(f)	Inventories

Inventories consist of carbon and alloy OCTG products and are stated at the lower of cost or market (net realizable value). Cost is determined by the average cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on the lower of the estimated replacement cost or the estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving, or defective items. Due to deteriorating market conditions in its industry, in the year ended September 30, 2009, the Company reduced the carrying value of its inventory to its net realizable value resulting in a charge of $39,259 to cost of sales in the combined statement of operations.

(g)	Property, Plant, and Equipment, Net

Property, plant, and equipment are recorded at cost. Depreciation of property, plant, and equipment is determined for financial reporting purposes by using the straight-line method over the estimated useful lives of the individual assets. Useful lives range from 5 to 15 years for equipment and computers, and 15 to 39 years for buildings and land improvements. Ordinary maintenance and repairs, which do not extend the physical or economic lives of the plant or equipment, are charged to expense as incurred.

(h)	Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets, including property, plant, and equipment, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any) are less than such asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. No impairment of these long-lived assets was identified for the year ended September 30, 2009.

(i)	Income Taxes

The Company is a Subchapter S corporation for income tax purposes and is not taxed at the corporate level. Instead, the Company’s income, loss, deductions, and credits are passed through to its shareholder in computing individual tax liabilities. The Company is subject to a Texas Gross Margin Income Tax. In accordance with the provisions of the FASB ASC Topic 740, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, the Company has evaluated its status as a pass-through entity and believes there is sufficient positive evidence to support this position.

(j)	Revenue Recognition

Revenue is recognized on product sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer, and collectability is reasonably assured. Product discounts and rebates to customers are accounted for as reductions in revenues in the same period revenues are recorded. An allowance for product returns is estimated by the Company based on historical trends and accounted for as a reduction in revenue in the same period revenues are recorded.

Discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. Shipping and handling costs billed to customers are also included in sales.

(k)	Employee Benefit Plans

The Company has a defined contribution profit sharing plan for eligible full-time employees with one year of service with the Company. Contributions by the Company are discretionary. The Company also has a qualified 401(k) plan, which provides benefits to employees.

(l)	Fair Value of Financial Instruments

The Company measures fair value of financial instruments as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and note payable to shareholder approximate their fair value due to the short maturity of those instruments.

(m)	New Accounting Standards

From time to time, new accounting pronouncements are issued by the FASB, which are adopted by the Company as of the specified effective date.

Effective October 1, 2008, the Company adopted ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), for measurement and disclosure with respect to financial assets and liabilities. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements. The measurement and disclosure requirements of ASC 820 can be found at note 6, Fair Value Measurements and Financial Instruments.

(2)	Subchapter S Tax Deposit

The Company maintains a tax deposit with the Internal Revenue Service (IRS) in accordance with Subchapter S requirements in order to allow the Company to maintain its fiscal year-end of September 30. This deposit is adjusted annually based on the Company’s prior year taxable income and totaled $27,050 at September 30, 2009. The deposits were included in other assets on the combined balance sheet.

(3)	Property, Plant, and Equipment – Net

Property, plant, and equipment – net at September 30, 2009 consisted of the following:

Land and land improvements	$131
Building and leasehold improvements	959
Vehicles and trailers	1,022
Office furniture and equipment	855
Equipment and computers	361

3,328
Less accumulated depreciation	(2,172)

Property, plant, and equipment – net	$1,156

(4)	Commitments and Contingencies

The Company is from time to time a party to various claims and legal proceedings related to the Company’s business. It is not possible to predict the outcome of these claims and proceedings. However, there are no current material claims or legal proceedings pending against the Company that, in the opinion of the Company’s management, are likely to have a material effect on the Company’s business, financial condition, results of operations, or liquidity.

(5)	Concentration of Risks

Based on the nature of its customer base, the Company does not believe that it has any significant concentrations of credit risk other than its concentration in the oil and gas industry. The Company evaluates the creditworthiness of its major new and existing customers’ financial condition, and generally, the Company does not require collateral from its customers.

For the year ended September 30, 2009, the Company’s 10 largest customers represented approximately 75% of the Company’s sales, and two customers exceeded 10% and accounted for 37% of total sales. Financial instruments that would potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the customer base.

The Company relies on a limited number of third parties to supply its OCTG products. For the year ended September 30, 2009, the Company’s 10 largest OCTG product vendors accounted for approximately 93% of the Company’s OCTG product purchases. Two OCTG product vendors exceeded 10% and accounted for 70% of the OCTG product purchases with the single largest OCTG product vendor accounting for approximately 56% of the Company’s OCTG product purchases for the year. The loss of any significant OCTG product supplier could adversely affect the Company.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of money market accounts. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At September 30, 2009, the Company had approximately $1,281 in excess of FDIC insured limits. The Company believes that the investments in money market funds are on deposit with creditworthy financial institutions.

(6)	Fair Value Measurements and Financial Instruments

The Company follows the provisions of ASC 820. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820 classifies the inputs used to measure fair value into the following hierarchy:

Level 1: Inputs based on quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2: Quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable and can be corroborated by observable market data.

Level 3: Inputs reflect management’s best estimates and assumptions of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

The Company’s financial assets that were accounted for at fair value on a recurring basis as of September 30, 2009 are shown in the table below:

	Level 1	Level 2	Level 3	Total
Financial assets:
Available-for-sale security	$—	$1,875	$—	$1,875
Investments in money market funds	1,722	—	—	1,722

Total financial assets	$1,722	$1,875	$—	$3,597

Available-for-sale security: As discussed at note 1, Organization and Summary of Significant Accounting Policies, the available-for-sale security consists of the Company’s investment in an ARS. To estimate the market value at September 30, 2009, the Company used Level 2 inputs consisting of the market value for shares of the identical securities in a secondary market.

Investments in money market funds: The fair values of the Company’s investments in money market funds are based on the quoted market prices for the net asset value of the various money market funds.

The fair value amounts shown are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of the financial instruments.

(7)	Employee Benefit Plans

The Company has a defined contribution profit sharing plan, which includes all full-time employees with over one year of service. The contribution to the plan is discretionary. For the year ended September 30, 2009, the Company recorded approximately $473 of contribution expense related to its defined contribution profit sharing plan.

The Company has a qualified 401(k) retirement plan, which covers eligible employees. Employees become eligible to participate in the plan on January 1 or July 1, after three months of service and attaining the age of 21. Eligible employees who choose to make salary deferral contributions may elect to defer up to 100% of their compensation, subject to IRS limitations. The Company currently will match 100% of the employee contributions up to 3% of employee compensation. For the year ended September 30, 2009, the Company recorded approximately $191 of contribution expense related to its qualified 401(k) retirement plan.

(8)	Related-Party Transactions

At September 30, 2009, the Company had a $30,000 note payable to its shareholder. The note, which was issued on April 15, 2005, accrues interest at prime plus 1.50% (4.75% at September 30, 2009), renews annually, and is due on demand. Interest incurred and paid to the shareholder on the note during the year ended September 30, 2009 was approximately $1,488. The note is secured by inventory and trade accounts receivable. The note was paid in full on December 31, 2010. During the year ended September 30, 2009, the Company made distributions to its shareholder in the amount of $297,000.

(9)	Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of September 30, 2009.

(10)	Subsequent Events

On August 19, 2010, substantially all of the assets and certain liabilities comprising the OCTG business of the Company were sold to the Bourland & Leverich Holdings LLC (B&L Holdings). B&L Holdings was formed on July 19, 2010 for the purpose of acquiring through its wholly owned subsidiary, Bourland and Leverich Supply Co. LLC, certain assets and working capital and other contractual liabilities of the Company.

The Company evaluated for subsequent events through the date these combined financial statements were issued, October 7, 2011, and concluded that there were no significant subsequent events requiring recognition or disclosure other than the sale of the Company on August 19, 2010.

Class A Common Stock

P R E L I M I N A R Y    P R O S P E  C T U S

15,000,000 shares

, 2012

Through and including                      , 2012 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This obligation is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN A PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth the fees and expenses, payable by the Registrant in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee and the FINRA filing.

SEC registration fee	$31,630
FINRA fee	28,100
Legal fees and expenses	1,100,000
Printing and engraving expenses	270,000
Blue sky fees	10,000
NYSE fees	150,000
Transfer agent fees	5,000
Accounting fees and expenses	1,200,000
Miscellaneous	9,000

Total	$2,803,730

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We intend to enter into Indemnification Agreements with each of our directors and executive officers whereby we will agree to fully indemnify and hold harmless each such person if he or she was or is a party to, among other things, any threatened, pending or completed action, suit, arbitration, investigation or inquiry, whether civil, criminal, administrative or investigative, by reason of such person’s status as a director, officer, manager, employee, agent or fiduciary of the Company. A director or executive officer will not be indemnified against any claim for which payment has actually been made under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale of securities of Edgen Group, in connection with any proceeding initiated by the director or executive officer or if it is adjudicated that the director or executive officer failed to act in good faith and in a manner such director or executive officer reasonably believed to be in, or not opposed to, the best interests of Edgen Group. The agreement will last for so long as such person is a director, officer, employee or agent of Edgen Group and for so long as such person is subject to any proceeding by reason of such status.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent sales of unregistered securities

In connection with its initial incorporation in December 2011, the registrant issued one share of common stock to Edgen Holdings LLC for $1.00 in cash. The issuance of shares in connection with our incorporation was made in reliance on the exemption from registration under Section 4(2) of the Securities Act.

Prior to the completion of this offering, Edgen Group Inc. will become the holding company for our business in a transaction we refer to as the “Reorganization” and, as our new parent holding company, will serve as the issuer in this offering.

The only assets of Edgen Group will be the funds received in connection with its formation and the assets received in the Reorganization.

Item 16. Exhibits and Financial Statement Schedule

(a) Exhibits

EXHIBIT NUMBER	DESCRIPTION

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of Edgen Group Inc.*

3.2	Amended and Restated Bylaws of Edgen Group Inc.*

4.1	Indenture, dated December 23, 2009, among Edgen Murray Corporation, Edgen Murray II, L.P., the other Guarantors as defined therein and The Bank of New York Mellon Trust Company, National Association.*

4.2	Form of Edgen Murray Corporation, 12.25% Senior Secured Note due 2015 (included in Exhibit 4.1).*

5.1	Opinion of Dechert LLP†

10.1	Intercreditor Agreement, dated as of December 23, 2009, by and among Edgen Murray Corporation, Edgen Murray II, L.P., JPMorgan Chase Bank, N.A. and The Bank of New York Mellon Trust Company, National Association.*

10.2	Credit Agreement, dated as of May 11, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.2a	First Amendment to Credit Agreement, dated as of June 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.2b	Second Amendment to Credit Agreement, dated as of August 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.2c	Third Amendment to Credit Agreement, dated as of August 12, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.2d	Fourth Amendment to Credit Agreement, dated as of September 17, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.2e	Fifth Amendment to Credit Agreement, dated as of December 23, 2009, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

EXHIBIT NUMBER	DESCRIPTION

10.2.f	Sixth Amendment to Credit Agreement, dated as of September 2, 2011, by and among Edgen Murray Corporation, Edgen Murray Canada Inc., Edgen Murray Europe Limited, Edgen Murray Pte. Ltd., the Loan Parties party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch, J.P. Morgan Europe Limited, The Hong Kong and Shanghai Banking Corporation Limited and the Lenders party thereto.*

10.2g	Loan Party Joinder Agreement, dated as of January 28, 2010, between Edgen Murray do Brazil LTDA and JPMorgan Chase Bank, N.A.*

10.2h	Loan Party Joinder Agreement, dated as of January 29, 2010, between EMBZ I, LLC and JPMorgan Chase Bank, N.A.*

10.2i	Loan Party Joinder Agreement, dated as of January 29, 2010, between EMBZ II, LLC and JPMorgan Chase Bank, N.A.*

10.2j	Loan Party Joinder Agreement, dated as of February 16, 2010, between EMGH Limited and JPMorgan Chase Bank, N.A.*

10.2k	Seventh Amendment to Credit Agreement, dated as of April 10, 2012, by and among Edgen Murray Corporation, Edgen Murray Canada Inc., Edgen Murray Europe Limited, Edgen Murray Pte. Ltd., the Loan Parties party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch, J.P. Morgan Europe Limited, The Hong Kong and Shanghai Banking Corporation Limited and the Lenders party thereto.*

10.3	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between Daniel J. O’Leary, Edgen Louisiana Corporation and Edgen Corporation.*

10.4	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between David L. Laxton, III, Edgen Louisiana Corporation and Edgen Corporation.*

10.5	Employment Agreement, dated as of July 28, 2010, by and between Craig S. Kiefer and Edgen Murray Corporation.*

10.5a	Amendment to Employment Agreement, dated as of January 24, 2011, by and between Edgen Murray Corporation and Craig S. Kiefer.*

10.6	Employment Agreement, dated as of February 8, 2011, by and between Edgen Murray Corporation and Daniel Dean Keaton.*

10.7	Severance Agreement, dated as of August 23, 2011, by and between Michael Craig and Edgen Murray II, L.P.*

10.8	Edgen Murray II, L.P. Incentive Plan.*

10.9	Edgen Murray II, L.P. 2007 Option Plan.*

10.10	Edgen Murray Corporation Cash Bonus Plan.*

10.11	Lease, dated as of December 16, 2005, by and among Murray International Metals Limited and Steels (U.K.) QRS 16-58, Inc.*

10.12	Guarantee, dated January 25, 2006, by Murray International Metals Pte. Limited in favor of Steels (U.K.) QRS 16-58, Inc.*

10.13	Form of Tax Receivable Agreement.*

10.14	Form of Exchange Agreement.*

10.15	Credit Agreement, dated as of August 19, 2010, by and among Bourland & Leverich Supply Co. LLC, Bourland & Leverich Holdings LLC, the Guarantors party thereto, the Lenders party thereto, Regions Bank, RBS Business Capital and Jefferies Finance LLC.*

10.16	Form of Limited Liability Company Agreement of EDG Holdco LLC.*

10.17	Form of Reorganization Agreement.*

10.18	Form of Investors and Registration Rights Agreement.*

10.19	Employment Agreement, dated as of July 21, 2010, by and between Robert F. Dvorak and Bourland & Leverich Supply Co. LLC.*

10.20	Form of Indemnification Agreement.*

EXHIBIT NUMBER	DESCRIPTION

10.21	Form of Edgen Group Inc. 2012 Omnibus Incentive Plan.*

10.22	Form of Edgen Group Inc. 2012 Performance Bonus Plan.*

10.23	Form of Employment Agreement by and between Daniel J. O’Leary and EDG Holdco LLC.*

10.24	Form of Employment Agreement by and between David L. Laxton, III and EDG Holdco LLC.*

16.1	Letter from Deloitte & Touche LLP to the Securities and Exchange Commission, dated March 25, 2011.*

21.1	List of Subsidiaries of the Registrant*

23.1	Consent of Deloitte & Touche LLP†

23.2(a)	Consent of KPMG LLP†

23.2(b)	Consent of KPMG LLP†

23.2(c)	Consent of KPMG LLP†

23.2(d)	Consent of KPMG LLP†

23.3	Consent of Dechert LLP (included in Exhibit 5.1)†

24.1	Power of Attorney for Edgen*

99.1	Consent of Spears and Associates, Inc.*

99.2	Consent of IHS Petrodata*

99.3	Consent of Samir G. Gibara as Director Nominee.*

99.4	Consent of Cynthia L. Hostetler as Director Nominee.*

†	Filed herewith.
*	Previously filed.
**	To be filed by amendment.

(b) Financial statement schedule

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Baton Rouge, state of Louisiana, on April 24, 2012.

EDGEN GROUP INC.

By:	/s/ David L. Laxton, III
Name:	David L. Laxton, III
Title:	Executive Vice President and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the United States Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on April 24, 2012.

SIGNATURE	TITLE

* Daniel J. O’Leary	President, Chief Executive Officer, Chairman and Director (Principal Executive Officer)

/S/ DAVID L. LAXTON, III David L. Laxton, III	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

* Daniel Dean Keaton	Principal Accounting Officer

* Nicholas Daraviras	Director

* James L. Luikart	Director

* Edward J. DiPaolo	Director

*By	/S/ DAVID L. LAXTON, III
Name: David L. Laxton, III Title: Attorney-in-fact

INDEX OF EXHIBITS

(a) Exhibits

EXHIBIT NUMBER	DESCRIPTION

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of Edgen Group Inc.*

3.2	Amended and Restated Bylaws of Edgen Group Inc.*

4.1	Indenture, dated December 23, 2009, among Edgen Murray Corporation, Edgen Murray II, L.P., the other Guarantors as defined therein and The Bank of New York Mellon Trust Company, National Association.*

4.2	Form of Edgen Murray Corporation, 12.25% Senior Secured Note due 2015 (included in Exhibit 4.1).*

5.1	Opinion of Dechert LLP†

10.1	Intercreditor Agreement, dated as of December 23, 2009, by and among Edgen Murray Corporation, Edgen Murray II, L.P., JPMorgan Chase Bank, N.A. and The Bank of New York Mellon Trust Company, National Association.*

10.2	Credit Agreement, dated as of May 11, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.2a	First Amendment to Credit Agreement, dated as of June 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.2b	Second Amendment to Credit Agreement, dated as of August 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.2c	Third Amendment to Credit Agreement, dated as of August 12, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.2d	Fourth Amendment to Credit Agreement, dated as of September 17, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.2e	Fifth Amendment to Credit Agreement, dated as of December 23, 2009, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.2.f	Sixth Amendment to Credit Agreement, dated as of September 2, 2011, by and among Edgen Murray Corporation, Edgen Murray Canada Inc., Edgen Murray Europe Limited, Edgen Murray Pte. Ltd., the Loan Parties party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch, J.P. Morgan Europe Limited, The Hong Kong and Shanghai Banking Corporation Limited and the Lenders party thereto.*

EXHIBIT NUMBER	DESCRIPTION

10.2g	Loan Party Joinder Agreement, dated as of January 28, 2010, between Edgen Murray do Brazil LTDA and JPMorgan Chase Bank, N.A.*

10.2h	Loan Party Joinder Agreement, dated as of January 29, 2010, between EMBZ I, LLC and JPMorgan Chase Bank, N.A.*

10.2i	Loan Party Joinder Agreement, dated as of January 29, 2010, between EMBZ II, LLC and JPMorgan Chase Bank, N.A.*

10.2j	Loan Party Joinder Agreement, dated as of February 16, 2010, between EMGH Limited and JPMorgan Chase Bank, N.A.*

10.2k	Seventh Amendment to Credit Agreement, dated as of April 10, 2012, by and among Edgen Murray Corporation, Edgen Murray Canada Inc., Edgen Murray Europe Limited, Edgen Murray Pte. Ltd., the Loan Parties party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch, J.P. Morgan Europe Limited, The HongKong and Shanghai Banking Corporation Limited and the Lenders party thereto.*

10.3	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between Daniel J. O’Leary, Edgen Louisiana Corporation and Edgen Corporation.*

10.4	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between David L. Laxton, III, Edgen Louisiana Corporation and Edgen Corporation.*

10.5	Employment Agreement, dated as of July 28, 2010, by and between Craig S. Kiefer and Edgen Murray Corporation.*

10.5a	Amendment to Employment Agreement, dated as of January 24, 2011, by and between Edgen Murray Corporation and Craig S. Kiefer.*

10.6	Employment Agreement, dated as of February 8, 2011, by and between Edgen Murray Corporation and Daniel Dean Keaton.*

10.7	Severance Agreement, dated as of August 23, 2011, by and between Michael Craig and Edgen Murray II, L.P.*

10.8	Edgen Murray II, L.P. Incentive Plan.*

10.9	Edgen Murray II, L.P. 2007 Option Plan.*

10.10	Edgen Murray Corporation Cash Bonus Plan.*

10.11	Lease, dated as of December 16, 2005, by and among Murray International Metals Limited and Steels (U.K.) QRS 16-58, Inc.*

10.12	Guarantee, dated January 25, 2006, by Murray International Metals Pte. Limited in favor of Steels (U.K.) QRS 16-58, Inc.*

10.13	Form of Tax Receivable Agreement.*

10.14	Form of Exchange Agreement.*

10.15	Credit Agreement, dated as of August 19, 2010, by and among Bourland & Leverich Supply Co. LLC, Bourland & Leverich Holdings LLC, the Guarantors party thereto, the Lenders party thereto, Regions Bank, RBS Business Capital and Jefferies Finance LLC.*

10.16	Form of Limited Liability Company Agreement of EDG Holdco LLC.*

10.17	Form of Reorganization Agreement.*

10.18	Form of Investors and Registration Rights Agreement.*

10.19	Employment Agreement, dated as of July 21, 2010, by and between Robert F. Dvorak and Bourland & Leverich Supply Co. LLC.*

10.20	Form of Indemnification Agreement.*

10.21	Form of Edgen Group Inc. 2012 Omnibus Incentive Plan.*

10.22	Form of Edgen Group Inc. 2012 Performance Bonus Plan.*

EXHIBIT NUMBER	DESCRIPTION

10.23	Form of Employment Agreement by and between Daniel J. O’Leary and EDG Holdco LLC.*

10.24	Form of Employment Agreement by and between David L. Laxton, III and EDG Holdco LLC.*

16.1	Letter from Deloitte & Touche LLP to the Securities and Exchange Commission, dated March 25, 2011.*

21.1	List of Subsidiaries of the Registrant*

23.1	Consent of Deloitte & Touche LLP†

23.2(a)	Consent of KPMG LLP†

23.2(b)	Consent of KPMG LLP†

23.2(c)	Consent of KPMG LLP†

23.2(d)	Consent of KPMG LLP†

23.3	Consent of Dechert LLP (included in Exhibit 5.1)†

24.1	Power of Attorney for Edgen*

99.1	Consent of Spears and Associates, Inc.*

99.2	Consent of IHS Petrodata*

99.3	Consent of Samir G. Gibara as Director Nominee.*

99.4	Consent of Cynthia L. Hostetler as Director Nominee.*

†	Filed herewith.
*	Previously filed.
**	To be filed by amendment.